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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to Rule 424(b)(4)
Registration No. 333-168127

18,536,043 Shares

NetSpend Holdings, Inc.

Common Stock

          This is an initial public offering of shares of common stock of NetSpend Holdings, Inc.

          We are offering 2,272,727 shares of our common stock to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 16,263,316 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

          Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Stock Market, LLC under the symbol "NTSP".

          See "Risk Factors" beginning on page 13 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$11.000	$203,896,473.000
Underwriting discounts and commissions	$0.715	$13,253,270.745
Proceeds, before expenses, to us	$10.285	$23,374,997.195
Proceeds, before expenses, to the selling stockholders	$10.285	$167,268,205.060

          To the extent that the underwriters sell more than 18,536,043 shares of common stock, the underwriters have the option to purchase up to an additional 2,780,406 shares from the selling stockholders at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on October 22, 2010.

Goldman, Sachs & Co.	BofA Merrill Lynch	William Blair & Company

SunTrust Robinson Humphrey	Wells Fargo Securities	Duncan-Williams, Inc.	Knight/Houlihan Lokey

Prospectus dated October 18, 2010.

          Through and including November 12, 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

          The following summary contains a brief overview of the key aspects of the offering that are the most significant. You should read this entire prospectus carefully, including "Risk Factors," beginning on page 13, and our consolidated financial statements and related notes beginning on page F-1, before making an investment decision. Unless the context otherwise requires, we use the terms "we," "our" and "us" and similar references in this prospectus to refer to NetSpend Holdings, Inc. and its wholly-owned subsidiaries.

 NetSpend Holdings

Overview

          NetSpend is a leading provider of general-purpose reloadable prepaid debit cards, or GPR cards, and related alternative financial services to underbanked consumers in the U.S. We believe we are one of the largest dedicated providers of GPR cards in the U.S., with approximately 2.0 million active cards as of June 30, 2010 and a gross dollar volume of debit transactions and cash withdrawals of $8.8 billion for the twelve months ended June 30, 2010. We primarily focus on the estimated 60 million underbanked consumers in the U.S. who do not have a traditional bank deposit account or who rely on alternative financial services. We empower underbanked consumers by providing innovative and affordable financial products and services tailored to meet their particular financial services needs and preferences in a manner that traditional banking institutions have historically not met. In addition, our products and services provide our retail distributors an opportunity to enhance their customer relationships and generate incremental, ongoing revenue streams. We believe that by providing value to both underbanked consumers and our retail distributors we are well-positioned to continue to take advantage of the significant opportunities within two large, fast-growing markets — the prepaid card market and the market for financial services targeting underbanked consumers.

          According to Mercator Advisory Group, the GPR card market is forecasted to grow at a compound annual growth rate of 92% from 2008-2012 and is expected to reach $118.5 billion in annual funds loaded by 2012. A December 2009 study by the Federal Deposit Insurance Corporation, or the FDIC, estimates that more than 25% of U.S. households are unbanked or underbanked, which we collectively refer to as underbanked. According to the FDIC, underbanked households in the U.S. represent approximately 60 million adults who receive approximately $1.1 trillion annually in payments from employers and government entities. This consumer segment represents a large and underpenetrated market for alternative financial services solutions. According to the FDIC, only 16% of underbanked households have used a GPR card and only 4% of underbanked households currently receive their income through a payroll card.

          We have been focused on serving underbanked consumers since 2001, which has given us unique and extensive knowledge regarding their attitudes, characteristics and purchasing behavior. We have leveraged this knowledge to develop a robust portfolio of products and services designed to meet the financial needs of these consumers. Our GPR cards are tied to FDIC-insured depository accounts and can be used to make purchase transactions at any merchant that participates in the MasterCard, Visa or PULSE networks and to withdraw funds at participating ATMs. The additional features we offer to our cardholders include direct deposit, interest-bearing savings accounts, bill pay and card-to-card transfer functionality, personal financial management tools and online and mobile phone card account access. We believe that the depth and breadth of our portfolio of products and services, including direct deposit, not only attracts new cardholders, but also drives longer cardholder retention. The number of our direct deposit active cards has increased from approximately 165,000 as of December 31, 2007 to approximately 615,000 as of June 30, 2010. As of June 30, 2010, the average lifetime of a card account was approximately 11 months and the average lifetime of a direct deposit card account was approximately 20 months. We measure the lifetime of a card account as the period of time between the date the card is initially loaded with funds and the last date the card account is considered active.

          We have built an extensive and diverse distribution and reload network throughout the U.S. to support the marketing and ongoing use of our GPR cards. We market our cards through multiple distribution channels, including contractual relationships with retail distributors, direct-to-consumer and online marketing programs, and contractual relationships with corporate employers. As of June 30, 2010, we marketed our GPR cards through approximately 500 retail distributors at over 39,000 locations in the U.S. and offered our cardholders the ability to reload funds onto their cards at over 100,000 locations in the U.S. Our extensive retail distribution and reload network provides underbanked consumers the ability to acquire and load cards at retailers that service their primary financial services needs, as well as non-financial retailers that are convenient to consumers, such as grocery and convenience stores. Our direct-to-consumer and online marketing programs allow us to broaden our market reach to underbanked consumers beyond our retail distributors. We have developed a direct marketing platform that we believe is among the largest and most sophisticated in the industry, incorporating a database that includes information regarding a significant portion of the underbanked consumer population in the U.S. In addition, we have contractual relationships with approximately 800 employers that offer our GPR card to their employees as a direct deposit alternative to paper checks. We believe that the breadth and diversity of our distribution and reload network allows us to reach a larger number of underbanked consumers and reduce our dependency on any single channel or distributor.

          We have developed a proprietary, fully-integrated operational and technology platform. Our in-house platform is "end-to-end" in that it encompasses the critical functions required for us to acquire cardholders, process transactions, maintain account-level data, communicate with cardholders, manage risk, ensure regulatory compliance and connect to our issuing banks and distributors. These integrated capabilities allow us to customize our products and services for different markets, distribution channels and customer segments. Further, by processing transactions on our own platform, we gain unique and extensive insight into the attitudes, characteristics and purchasing behavior of underbanked consumers. Our processing platform is scalable, which will allow us to increase our profitability as our number of active cards and the volume of the transactions we process increase.

          We have experienced significant growth since our inception in 1999. From 2005 through 2009, our revenues grew from $45.7 million to $225.0 million and our net income grew from $0.7 million to $18.2 million, representing a compound annual growth rate of 49% and 124%, respectively.

Competitive Strengths

          We believe that our competitive strengths include the following:

  •
  Extensive Knowledge of Underbanked Consumers.  Since 2001, we have served more than six million underbanked consumers and have developed a database of more than 28 million consumers who we believe are underbanked. The experience we have gained and data we have gathered have allowed us to develop extensive knowledge regarding the attitudes, characteristics and purchasing behavior of underbanked consumers. We have utilized this knowledge to develop a robust portfolio of products and services that we believe not only attracts underbanked consumers as new cardholders, but also drives longer cardholder retention.

  •
  Valuable and Loyal Customer Base.  We believe we have achieved one of the highest average cardholder retention rates among GPR card providers. Our promotion of direct deposit and our comprehensive product suite provide consumers a consistent and affordable financial services solution and increase the lifetime value of the customer relationship.

  •
  Extensive and Diverse Distribution and Reload Network.  We have built an extensive distribution and reload network throughout the U.S. comprised of diverse categories of retailers, our own direct-to-consumer and online marketing programs and corporate employers, which allows us to reach a large number of underbanked consumers and reduce our dependency on any single channel or distributor.

  •
  End-to-End, Scalable and Proprietary Technology Platform.  We believe that the full integration of our program management and transaction processing operations into a single end-to-end operational and technology platform is unique among the leading GPR card providers. This platform provides us with a significant competitive advantage derived from attractive economies of scale, flexible product development capabilities and speed to market with differentiated product offerings. Further, by processing transactions on our own platform we gain unique and extensive insight into the attitudes, characteristics and purchasing behavior of underbanked consumers, which allows us to better tailor our products and services to this consumer segment.

  •
  Strong Regulatory Compliance.  As a provider of prepaid debit cards targeting underbanked consumers since 2001, we have acquired extensive knowledge about the unique characteristics of prepaid debit card programs for underbanked consumers. We have incorporated that knowledge into our proprietary regulatory and risk management systems. Working closely with our issuing banks and distributors, we have developed systems and processes designed to comply with rigorous federal regulatory standards for anti-money laundering and consumer protection in a manner that is adapted to the unique characteristics of our programs.

  •
  Proven and Experienced Management Team.  We have assembled an executive team with substantial public company experience in financial services, payment systems, retail program management, direct marketing and technology. We believe that the strength and experience of our management team has helped us to attract and retain our cardholders and distributors and create a differentiated product offering, which has contributed to our significant growth.

Business Strategy

          We aim to be the leading provider of GPR cards and related alternative financial services to underbanked consumers. To achieve this goal, we have developed a multi-pronged growth strategy that leverages our core capabilities to address expanding market opportunities for our services.

  •
  Increase Cardholder Usage and Retention.  We plan to increase cardholder usage and retention by increasing the number of our cardholders who direct deposit their payroll, government benefits or tax refunds onto their cards, as well as through marketing programs, product development, customer support and joint marketing efforts with our distributors. We plan to continue to provide competitive pricing while adding functionality and complementary products and services that will encourage underbanked consumers to use our cards in the same manner as a traditional bank account over a longer period of time.

  •
  Increase Penetration of the Underbanked Consumer Market.  We plan to focus on further penetrating the existing underbanked consumer market and attracting new categories of consumers who are dissatisfied with the traditional banking system by:

  •
  increasing our retail card sales by providing superior product offerings and pricing for underbanked consumers seeking cash or bank alternatives;

  •
  developing new distribution relationships with leading national retailers and corporate employers;

  •
  continuing to grow and diversify our reload network; and

    •
    improving the effectiveness and efficiency of our direct-to-consumer and online marketing programs.

  •
  Leverage Our Technology Platform to Increase Profitability.  Our end-to-end, proprietary technology platform provides us with attractive economies of scale, flexible product development capabilities and speed to market with differentiated product offerings. As we continue to increase our number of active cards and the volume of transactions we process, we believe we will be able to increase our profitability.

Risk Factors

          We face risks in our business, including risks that may prevent us from achieving our business objectives or that may materially and adversely affect our business, financial condition and operating results. You should carefully consider these risks, including the risks discussed in the section entitled "Risk Factors" beginning on page 13, before investing in us. Risks relating to our business and our ability to execute our business strategy include:

  •
  we face substantial and increasing competition in our business from a number of competitors, many of which have substantially greater resources than we do;

  •
  our revenues are highly dependent on cards distributed through a limited number of retail distributors, including ACE Cash Express, with cards distributed through ACE accounting for approximately 37% of our revenues in 2009;

  •
  our business is highly regulated and subject to increasing direct regulation;

  •
  we rely on MetaBank and our other issuing banks to issue our prepaid debit cards and to provide us with critical products and services;

  •
  our future growth is dependent upon the continued acceptance and use of GPR cards and related financial services as an alternative to traditional banking solutions; and

  •
  our ability to maintain continued operation of our processing platform without material service interruptions or security breaches.

Recent Developments

  Third Quarter Results

          Our consolidated financial statements for the quarter ended September 30, 2010 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

          We expect that, for the quarter ended September 30, 2010:

  •
  Our operating revenues will be between $65.0 million and $68.0 million; and

  •
  Our net income will be between $5.0 million and $7.0 million.

Our actual results may differ from these expectations.

          Key operating results for the quarter ended September 30, 2010 are as follows:

  •
  Number of active cards—2.1 million;

  •
  Percentage of active cards with direct deposit—31%; and

  •
  Gross Dollar Volume (GDV)—$2.4 billion.

          We expect our total operating revenues for the quarter ended September 30, 2010 will be between $65.0 million and $68.0 million, an increase of 16% to 21% from total operating revenues of $56.0 million for the quarter ended September 30, 2009. This increase was due primarily to the increase in active cards of approximately 25% offset in part by the decline in gift card related revenue due to our decision to cease marketing gift cards.

          We expect our net income for the quarter ended September 30, 2010 will be between $5.0 million and $7.0 million, a change of 39% to 94% from net income of $3.6 million for the quarter ended September 30, 2009. Our net income for the quarter ended September 30, 2010 is expected to include an aggregate amount of approximately $7.5 million of net interest expense, income tax expense, and depreciation and amortization. Our net income for the quarter ended September 30, 2010 is also expected to include approximately $1.4 million in stock-based compensation expense and approximately $0.7 million of debt extinguishment costs incurred in conjunction with repaying our old term loan facility and with borrowings under our new credit facility that was executed in September 2010. For the quarter ended September 30, 2009, the comparable amount of net interest expense, income tax expense, and depreciation and amortization was $5.9 million, and we incurred approximately $1.1 million in stock-based compensation.

  MetaBank Announcement

          On October 12, 2010, MetaBank publicly disclosed that the Office of Thrift Supervision ("OTS") issued a Supervisory Directive on October 6, 2010, which clarified and supplemented an initial Supervisory Directive issued to MetaBank on August 31, 2010 (collectively, the "OTS Directives"). The OTS Directives require MetaBank to discontinue offering its iAdvance product, based on a determination by OTS that MetaBank engaged in unfair or deceptive acts or practices in connection with its operation of the iAdvance program. In addition, MetaBank announced that the OTS Directives will require MetaBank to obtain prior written approval of OTS to, among other things, enter into any new third party relationship agreements concerning any credit or deposit product (including prepaid access), or materially amend any such existing agreements or publicly announce any new third party relationship agreements or material amendments to existing agreements. MetaBank further indicated that it cannot predict whether OTS will address other compliance and supervisory matters, or the effect on MetaBank's results of operations or financial condition of any such OTS actions, although OTS has informed MetaBank that it will address in the future OTS's expectations with respect to reimbursement of borrowers under the iAdvance program. Future actions by OTS could seek to address other concerns that MetaBank indicated were factors leading to the OTS Directives, including MetaBank's third-party relationship risk, enterprise risk management and rapid growth. We are not in communication with OTS on these matters, and our information is limited to the information that is publicly disclosed and provided to us by MetaBank.

          Based on further communications between MetaBank and OTS, we understand that the OTS Directives will require MetaBank to obtain OTS approval prior to MetaBank executing new third party agency agreements with new distributor relationships established by existing program managers such as NetSpend. This means that NetSpend will not, without MetaBank obtaining the prior written approval of OTS, be able to enter into new agreements with distributors that are also parties to a third party agency relationship with MetaBank (or amend any such existing three-party agency agreements), which would include any distributors that have the capability to issue cards and accept cash deposits on those cards. Our distributors that do not accept cash deposits, such as our direct-to-consumer and non-standard auto insurance distributors, do not enter into third party agency relationship agreements with our issuing banks. Similarly, as a general matter extensions or renewals of our existing distributor agreements do not require execution of new or amended agency agreements with our issuing banks, including MetaBank. Therefore, MetaBank expects to be able to continue to service its existing third party relationship agreements, which would include our card program management agreement and the existing agency agreements it has entered into with our distributors, consistent with their terms and the OTS Directives.

          We currently have signed agreements with potential new distributors that have been submitted to MetaBank for execution. As described above, we understand that MetaBank cannot execute these new agreements without the prior written approval of OTS, which the OTS has indicated to MetaBank it is not in a position to give at this time. Therefore, if MetaBank is unable to secure OTS approval or we are unable to establish these distributor relationships through an alternative issuing bank, we estimate that we would miss the opportunity for approximately $1.0 million of annualized revenue from these potential relationships. MetaBank has informed us that OTS has indicated that it will not review new agreements for approval until OTS completes its review of MetaBank's operations, which review MetaBank generally does not expect to occur for up to several months.

          MetaBank is our preferred issuing bank, and as of June 30, 2010, approximately 71% of our active cards were issued through MetaBank. While we look forward to our continued relationship with MetaBank, we also believe it is prudent to have additional, active relationships in place as part of a diversification strategy. As part of this strategy, we are implementing a plan to proactively diversify our GPR card volumes among additional issuing banks and transition at least 15% of our non-corporate employer issued GPR card volumes, either from existing or new cardholder accounts, to one or more additional issuing banks within 90 days. Under this plan, on a go-forward basis, we intend to maintain at least three active issuing bank relationships. We also intend to enter into letters of intent or similar arrangements with two additional issuing banks that would provide us an opportunity to establish a definitive issuing bank relationship in a relatively short period of time. Finally, our board of directors will continue to review the adequacy and status of all of our issuing bank relationships on a regular basis.

          In furtherance of our diversification strategy, on October 14, 2010, we executed a non-binding letter of intent with The Bancorp Bank for it to become an additional issuing bank for our GPR cards. In addition, on October 17, 2010, we entered into another non-binding letter of intent with H&R Block Bank for it to become an additional issuing bank for our GPR cards. We intend to work expeditiously to reach definitive agreements with The Bancorp Bank and H&R Block Bank.

          The impact on our financial condition and results of operations of our diversification strategy will depend upon a number of factors, including the pace of growth in new card volume, the timing and size of existing accounts transferred to new sponsor bank relationships, and the financial terms and conditions of any new bank sponsorship agreements we execute. We do not expect there to be significant capital requirements or expense associated with transitioning approximately 15% of our existing volume to one or more additional banks. However, the transition would require a change to certain cardholder terms and conditions for existing accounts and would consume IT and management attention and resources during the transition period. If we were forced to move all of MetaBank's current volume and card accounts to one or more new sponsor banks, we estimate that we would incur total one-time costs of between approximately $2.5 million to $3.5 million, approximately one-third of which would represent a non-cash write-off of existing card inventory. We would expect under any of these scenarios that we would leverage our past experience in moving large customer portfolios between sponsor banks to strive to limit the amount of disruption to our customers and the resulting impact to our financial condition and results of operations. For a discussion of the risks associated with moving these banking services to another provider, see "Risk Factors—Risks Relating to Our Business—The loss of, or change to, our relationships with MetaBank or our other issuing banks could adversely affect our business, results of operations and financial position."

          We do not expect that the discontinuation of the iAdvance product will have a material impact on our financial condition or results of operations.

Our Corporate Information

          Our operating company and predecessor, NetSpend Corporation, was incorporated in Texas in 1999. In May 2004, Oak Investment Partners acquired a controlling equity interest in our operating company through a recapitalization transaction pursuant to which we, as a newly-formed holding company incorporated in Delaware, acquired all of the capital stock of NetSpend Corporation. In 2008, we acquired Skylight Financial, Inc., a payroll card provider.

          Our principal executive offices are located at 701 Brazos Street, Austin, Texas 78701, and our telephone number at this location is (512) 532-8200. Our website address is www.netspend.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock we are offering	2,272,727 shares
Common stock offered by the selling stockholders(1)	16,263,316 shares
Common stock to be outstanding after this offering (not including Class B common stock)	80,837,241 shares
Class B common stock to be outstanding after this offering	6,938,957 shares
Option to purchase additional shares	The selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 2,780,406 additional shares of common stock.
Voting rights	We currently have two classes of common stock — Class A Common Stock and Class B common stock. Upon consummation of this offering, our certificate of incorporation will be amended to reflect the reclassification of our Class A Common Stock into common stock. The rights of the holders of our common stock and our Class B common stock will be identical, except that the holders of our Class B common stock will not have the right to vote, unless otherwise required by law. All shares of our Class B common stock will automatically convert into shares of common stock on a one-for-one basis upon the earlier of (1) approval by certain state money transmitter regulators of the acquisition by Skylight Holdings I, LLC, JLL Partners Fund IV, L.P., JLL Partners Fund V, L.P. and their affiliates of 25% or more of the direct or indirect voting control of our subsidiary, NetSpend Corporation, and (2) the date on which Skylight Holdings, JLL Partners, or any of JLL Partners' affiliates cease to own or control 25% or more of our voting securities (assuming conversion of the Class B common stock into common stock). In addition, each share of Class B common stock will automatically convert into one share of common stock upon the sale, disposition or transfer to a person other than Skylight Holdings, JLL Partners or any of JLL Partners' affiliates. Unless otherwise noted, references in this prospectus to common stock shall include both common stock and Class B common stock. See "Description of Capital Stock".

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, will be approximately $21.3 million. We will not receive any of the net proceeds from the sale of shares by the selling stockholders. We may use a portion of the net proceeds from this offering to repay outstanding borrowings under our new credit facility. In September 2010, we borrowed $58.5 million under our new credit facility and used the funds to repay in full the amounts under our old term loan facility. We intend to use the remainder of the net proceeds from this offering for general corporate purposes, including to fund working capital, and possible expansion of our current business through strategic alliances or acquisitions. See "Use of Proceeds."
Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.
Risk factors	See "Risk Factors" and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq symbol	"NTSP"

(1)
Although the shares being offered by Skylight Holdings are shares of Class B common stock, they will automatically convert into shares of common stock upon the sale to any person other than Skylight Holdings, JLL Partners or any of JLL Partners' affiliates. See "Principal and Selling Stockholders" and "Description of Capital Stock".

          The number of shares of our common stock to be outstanding after this offering is based on 84,411,040 shares outstanding as of June 30, 2010 and:

  •
  includes 1,092,431 shares issuable upon the exercise of options and warrants by selling stockholders identified in this prospectus;

  •
  excludes 11,168,708 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 under the Second Amended and Restated NetSpend Holdings, Inc. 2004 Stock Option and Restricted Stock Plan, or the 2004 Plan, at a weighted average exercise price of $3.38 per share, other than the options being net exercised by selling stockholders for 573,610 shares of common stock in connection with this offering;

  •
  excludes 315,511 shares of restricted common stock outstanding as of June 30, 2010;

  •
  excludes 1,843,479 additional shares of common stock reserved as of June 30, 2010 for future issuance under our 2004 Plan; and

  •
  excludes 722,597 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $1.69 per share, all of which have been exercised or expire upon the consummation of this offering, other than the warrants being net exercised by selling stockholders for 518,821 shares of common stock in connection with this offering.

          Unless otherwise noted, the information in this prospectus reflects and assumes:

  •
  no exercise of the outstanding options or warrants described above since June 30, 2010; and

  •
  no exercise of the underwriters' option to purchase up to 2,780,406 additional shares of common stock from the selling stockholders.

Summary Consolidated Financial Data

          The table below sets forth summary financial data for the periods indicated. The consolidated balance sheet data as of December 31, 2008 and 2009 and statement of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements of NetSpend Holdings, Inc. for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2006 and 2007 and statement of operations data for the year ended December 31, 2006 have been derived from the audited consolidated financial statements of NetSpend Holdings, Inc. for the years ended December 31, 2006 and 2007 not included in this prospectus. The consolidated balance sheet and statement of operations data as of and for the year ended December 31, 2005 have been derived from the unaudited consolidated financial statements of NetSpend Holdings, Inc. for the year ended December 31, 2005 not included in this prospectus. The consolidated balance sheet and statement of operations data as of and for the six months ended June 30, 2009 and 2010 have been derived from the unaudited consolidated financial statements of NetSpend Holdings, Inc. included elsewhere in this prospectus. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 45, and our consolidated financial statements and related notes beginning on page F-1. The unaudited summary consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods.

          Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

Statement of Operations Data

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited)					(unaudited)
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share amounts)
Revenues	$45,703	$76,526	$128,597	$183,170	$225,000	$109,636	$136,967
Direct operating costs	24,185	46,108	57,294	80,216	106,572	51,826	63,017
Other operating expenses	19,957	30,063	46,020	76,983	92,842	46,849	49,115
Goodwill and intangible asset impairment	—	—	—	26,285	—	—	—
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300
Operating income (loss)	1,561	355	25,283	(314)	35,815	21,190	20,535
Income (loss) before income taxes	970	773	24,094	(4,338)	30,677	18,464	18,524
Provision for income taxes	251	861	9,368	7,307	12,503	7,386	7,460
Net income (loss)	719	(88)	14,726	(11,645)	18,174	11,078	11,064
Net income (loss) per share for Class A and Class B Common Stock:
Basic	$0.01	$(0.01)	$(2.47)	$(0.74)	$0.21	$0.13	$0.13
Diluted	$0.01	$(0.01)	$(2.47)	$(0.74)	$0.21	$0.13	$0.13

Balance Sheet Data

	As of December 31,					As of June 30,
	(unaudited) 2005	2006	2007	2008	2009	(unaudited) 2010
	(in thousands)
Cash and cash equivalents	$11,702	$20,678	$30,141	$21,490	$21,154	$15,384
Total assets	82,667	96,909	109,734	216,747	222,285	218,637
Long-term debt, net of current portion	—	—	42,000	76,875	51,979	45,694
Total stockholders' equity	66,223	67,870	35,544	88,345	109,352	118,629

Other Financial and Operating Data

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited)					(unaudited)
	2005	2006	2007	2008	2009	2009	2010
	(dollars in thousands)
Adjusted EBITDA(1)	$4,188	$5,200	$31,288	$37,343	$40,367	$18,442	$33,920
Adjusted net income(2)	$2,496	$(458)	$16,644	$7,800	$16,854	$7,509	$16,370
Number of active cards (at period end)(3)	545,338	861,115	1,188,201	1,577,767	1,868,341	1,640,017	2,037,515
Gross dollar volume(4)	$1,313,758	$2,357,852	$3,686,554	$5,690,842	$7,570,339	$3,703,370	$4,915,607
Percentage of active cards with direct deposit(5)	9.0%	11.1%	13.9%	22.9%	27.6%	24.4%	30.2%

(1)
We use a non-GAAP financial metric that we label "Adjusted EBITDA" to evaluate our financial performance. We compute Adjusted EBITDA by adjusting net income or net loss to remove the effect of income and expenses related to interest, taxes, depreciation and amortization, or EBITDA, and then adjusting for stock-based compensation, and non-recurring gains and losses. We believe that Adjusted EBITDA is an important metric for the following reasons:

•
It provides a meaningful comparison of our operating results over several periods because it removes the impact of income and expense items that are not a direct result of our core operations, such as goodwill and intangible impairments, legal settlements and one-time settlement gains;

•
We use it as a tool to assist in our planning for the effect of strategic operating decisions and for the prediction of future operating results;

•
It functions as a threshold target for our company-wide employee bonus compensation; and

•
We use it to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

The following is a reconciliation of our net income (loss) for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 to Adjusted EBITDA.

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited)					(unaudited)
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$719	$(88)	$14,726	$(11,645)	$18,174	$11,078	$11,064
Interest income	(164)	(452)	(876)	(384)	(32)	(27)	(46)
Interest expense	48	34	2,065	4,408	5,170	2,753	2,057
Income tax expense	251	861	9,368	7,307	12,503	7,386	7,460
Depreciation and amortization	3,321	3,988	5,251	8,899	10,297	5,144	6,075

EBITDA	4,175	4,343	30,534	8,585	46,112	26,334	26,610
Stock-based compensation expense	13	857	754	2,473	4,484	2,337	3,010
Goodwill and acquired intangible asset impairment	—	—	—	26,285	—	—	—
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300

Adjusted EBITDA	$4,188	$5,200	$31,288	$37,343	$40,367	$18,442	$33,920

Settlement (gains) and other losses during the six months ended June 30, 2009 relate to $9.0 million of recoveries of excess funds from our issuing banks for fee and chargeback recoveries and $1.2 million resulting from the settlement of certain litigation. Settlement (gains) and other losses during the six months ended June 30, 2010 relate to a $3.5 million loss related to a patent infringement dispute and a $0.8 million loss associated with a contractual dispute with a vendor.

Our Adjusted EBITDA is not necessarily comparable to what other companies define as Adjusted EBITDA. In addition, Adjusted EBITDA is not a measure defined by U.S. GAAP and should not be considered as a substitute for or alternative to net income, operating income, cash flows from operating activities or other financial information as determined by U.S. GAAP. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

(2)
In addition to Adjusted EBITDA, we use a second non-GAAP financial metric that we label "Adjusted Net Income" to evaluate our financial performance. We compute Adjusted Net Income by adjusting net income or net loss to remove tax-effected amortization expense, stock-based compensation and other non-recurring gains and losses and we believe it is an important metric that is useful to our board of directors, management and investors for the following reasons:

•
Assets being depreciated will often have to be replaced in the future and Adjusted EBITDA does not reflect any expenditure for these items;

•
Adjusted EBITDA does not reflect the significant interest expense, or the payments necessary to service interest payments on our debt;

•
Adjusted Net Income provides a meaningful comparison of our operating results over several periods because it removes the impact of income and expense items that are not a direct result of our core operations, such as goodwill and intangible impairments, legal settlements and one-time settlement gains; and

•
We believe Adjusted Net Income measurements are used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

By providing this non-GAAP financial measure, together with the below reconciliation, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. The following is a reconciliation of our net income (loss), the most comparable GAAP measure, for the six months ended June 30, 2009 and 2010, and the years ended December 31, 2005, 2006, 2007, 2008 and 2009 to Adjusted Net Income.

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited)					(unaudited)
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$719	$(88)	$14,726	$(11,645)	$18,174	$11,078	$11,064
Stock-based compensation expense	13	857	754	2,473	4,484	2,337	3,010
Goodwill and acquired intangible asset impairment	—	—	—	26,285	—	—	—
Amortization	2,385	2,385	2,385	3,224	3,516	1,944	1,577
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300

Total pre-tax adjustments	2,398	3,242	3,139	31,982	(2,229)	(5,948)	8,887
Tax rate	25.9%	111.4%	38.9%	39.2%	40.8%	40.0%	40.3%
Tax adjustment	621	3,612	1,221	12,537	(909)	(2,379)	3,581

Adjusted net income	$2,496	$(458)	$16,644	$7,800	$16,854	$7,509	$16,370

Settlement (gains) and other losses during the six months ended June 30, 2009 relate to $9.0 million of recoveries of excess funds from our issuing banks for fee and chargeback recoveries and $1.2 million resulting from the settlement of certain litigation. Settlement (gains) and other losses during the six months ended June 30, 2010 relate to a $3.5 million loss related to a patent infringement dispute and a $0.8 million loss associated with a contractual dispute with a vendor.

The 2008 tax rate was adjusted to remove the impact of the goodwill impairment charge recorded during 2008 in order to establish the rate used to book taxes in the absence of this impairment charge consistent with the pre-tax adjustments used to calculate adjusted net income.

Our Adjusted Net Income is not necessarily comparable to what other companies define as Adjusted Net Income. In addition, Adjusted Net Income is not a measure defined by U.S. GAAP and should not be considered as a substitute for or alternative to net income, operating income, cash flows from operating activities or other financial information as determined by U.S. GAAP. Our presentation of Adjusted Net Income should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

(3)
Number of active cards represents the total number of our GPR cards that have had a PIN- or signature-based purchase transaction, a load transaction at a retailer location or an ATM withdrawal within the previous 90 days.

(4)
Gross dollar volume represents the total volume of debit transactions and cash withdrawals made using our GPR cards.

(5)
Percentage of active cards with direct deposit represents the percentage of our active cards that have had a direct deposit load within the previous 90 days.

RISK FACTORS

          You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Relating to Our Business

The market for prepaid debit cards and alternative financial services is highly competitive, and competition is increasing as more companies, many that are larger and have greater resources than we do, endeavor to address the needs of underbanked consumers.

          The market for prepaid debit cards and related alternative financial services is highly competitive. We directly compete with a number of companies that market and serve as program managers for open-loop prepaid debit cards through retail and online distribution, such as Green Dot Corporation, AccountNow, Inc. and Blackhawk Network Inc. Open-loop prepaid debit cards are those that can be used for transactions at any merchant participating in the relevant card association, such as MasterCard or Visa, or network organization, such as PULSE, as opposed to a single merchant. Many of the arrangements that our competitors have with large distributors are long-term and exclusive, which would prevent these distributors from offering our GPR cards during the terms of the arrangements. Many transaction processors, such as First Data Corporation, Total System Services, Inc., and Galileo Processing, Inc., have prepaid platform capability and increasingly compete directly with us for prepaid program management and processing opportunities with large distributors. We also compete with traditional providers of financial services, such as banks that offer demand deposit accounts and card issuers. Similarly, we anticipate increased competition from large retailers seeking to integrate more profitable financial services into their product offerings. For example, Wal-Mart currently offers a prepaid debit card and related services through its stores with our direct competitors Green Dot and Total System Services as the program manager and the processor, respectively. We also anticipate increased competition from alternative financial services providers, who are often well-positioned to service the underbanked and who may wish to develop and manage their own prepaid debit card programs. For example, in the past year, our retail distributors Pay-O-Matic and Checksmart have both introduced their own GPR cards through their stores. While the increased desire of banks, retailers and alternative financial services providers to develop prepaid debit card programs frequently creates new business opportunities for us, it could also have an adverse effect on our business, including through increased price competition and loss of distributor relationships.

          Our ability to grow our business is dependent on our ability to compete effectively against other providers of GPR cards and alternative financial services. Many existing and potential competitors have longer operating histories and greater name recognition than we do. In addition, many of our existing and potential competitors are substantially larger than we are and may already have or could develop substantially greater financial and other resources than we have. We may also face price competition that results in decreases in the purchase and use of our products and services. To stay competitive, we may have to increase the incentives that we offer to our retail distributors and decrease the prices of our products and services, which could adversely affect our operating results.

The majority of our revenues result from GPR cards marketed pursuant to agreements we have entered into with a small number of retail distributors. If we are unable to maintain relationships with our retail distributors on terms that are favorable to us, our business, financial condition and operating results may be materially adversely affected.

          Our business model substantially depends on establishing agreements with our retail distributors, which primarily consist of alternative financial services providers, as well as grocery and convenience stores and other traditional retailers. While we continually seek to diversify the sources of our revenues and card distribution, the majority of our revenue streams have historically depended on cards distributed through these retail distributors. In 2009, GPR cards distributed through our largest retail distributor, ACE Cash Express, Inc., or ACE, accounted for approximately 37% of our revenues. In June 2010, during the course of negotiations with ACE regarding possible modifications to our distribution agreement, ACE initiated arbitration against us alleging breach of our agreement based on certain activities of our direct-to-consumer and online marketing programs and seeking, among other things, termination of our agreement. We filed a response setting forth the reasons we believed the claims to be without merit, as well as a counterclaim. We have resolved the dispute and entered into a mutual agreement to release and dismiss with prejudice all claims in the arbitration, and reached an agreement on the terms of certain modifications to our existing distribution agreement. In September 2010, we entered into an amendment to our distribution agreement to reflect these modifications, which we do not expect to have a material impact on our business, financial condition or operating results. However, ACE, or other of our retail distributors, may in the future object to competition from our direct-to-consumer and online marketing programs, and may seek modifications to our agreements or make claims against us, which could have a material adverse effect on our business, financial condition and operating results.

          The success of our business depends substantially on our ability to attract and retain retailers with a large number of locations that are convenient for our cardholders to purchase and reload our GPR cards. In the future, some of our retail distributors may endeavor to internally develop their own prepaid debit card programs or enter into exclusive relationships with our competitors to distribute their products. The loss of, or a substantial decrease in revenues from, one or more of our top retail distributors could have a material adverse effect on our business and operating results. Most of our retail distribution agreements have terms ranging from three to five years and are typically renewable automatically for subsequent terms of at least one year unless we or the distributor affirmatively elect to discontinue the agreement within the required notice period. If we want to continue a contractual relationship with a retail distributor after the expiration of the agreement, we are typically required to renegotiate the terms of the agreement upon its expiration, and in some circumstances we may be forced to modify the terms of the agreement before it expires. Our negotiations to renew some distribution agreements have resulted in, and in the future may result in, financial and other terms that are less favorable to us than the terms of the prior agreements, such as terms that permit the distributors to market prepaid debit cards that compete with our GPR cards. We may not succeed in renewing these agreements when they expire, which would result in a complete loss of revenue from these distributors. If we are required to pay higher revenue-sharing amounts or agree to other less favorable terms to retain our retail distributors, or we are not able to renew our relationships with our retail distributors upon the expiration of our agreements, our business, financial condition and operating results would be harmed.

We depend on our distributors' sale and promotion of our products and services, but their interests and operational decisions might not always align with our interests.

          A significant portion of our operating revenues are derived from our products and services sold at the stores of our retail distributors. Our reliance on these retail distributors means that we do not have direct control over the sales of our cards and, as a result, our future growth is inherently unpredictable. Because we often compete with many other providers of consumer and financial products for placement and promotion of products in the stores of our retail distributors, our success depends on our retail distributors and their willingness to promote our products and services successfully. In general, our contracts with these third parties allow them to exercise significant discretion over the placement and promotion of our products in their stores, and they could give higher priority to the products and services of other prepaid debit card providers. In many instances, our retail distributors have greater incentives to promote other products or services to consumers. If our retailers do not actively and effectively promote the sale of our cards, our growth will be limited and our operating results will suffer.

We are subject to extensive and complex federal and state regulation and new regulations and/or changes to existing regulations could adversely affect our business.

          As an agent of, and third-party service provider to, our issuing banks, we are subject to indirect regulation and direct audit and examination by the Office of Thrift Supervision, or the OTS, the Office of the Comptroller of the Currency, or the OCC, the Board of Governors of the Federal Reserve System, or the FRB, the Georgia Department of Banking and Finance, or the GDBF, and the Federal Deposit Insurance Corporation, or the FDIC. We are also subject to direct regulation by those states in which we are licensed as a money transmitter.

          We have historically taken the position that state money transmitter statutes do not apply to our business for a number of reasons. We discuss this in greater detail under "Business—Regulation—Money Transmitter and Payment Instrument Laws and Regulations." In the event that a state regulatory authority were to disagree with our position that we are not required to be licensed in any of the states in which we are not currently licensed, it is possible that we, our distributors or our issuing banks could become subject to regulatory enforcement or other proceedings, which could in turn have a significant adverse impact on our business, even if we were to ultimately prevail in such proceedings. In such event, we may have additional arguments available to us that we should not be subject to the licensing requirements under the relevant state money transmitter statutes, and may utilize one or more of these arguments at such time. However, it is possible that we could be unsuccessful in making a persuasive argument that we should not be subject to such licensing requirements, and could be deemed to be in violation of one or more of the state money transmitter statutes. Such failure to comply could result in the imposition of fines, the suspension of our ability to offer some or all of our prepaid debit cards in the relevant jurisdiction, civil liability and criminal liability, each of which would likely have material adverse impact on our revenues.

          On March 23, 2010, the FRB issued a final rule implementing Title IV of the Credit Card Accountability, Responsibility, and Disclosure Act of 2009, or CARD Act, which imposes requirements relating to disclosures, fees and expiration dates that are generally applicable to gift certificates, store gift cards and general-use prepaid cards. We believe that our GPR cards, and the maintenance fees charged on our GPR cards, are exempt from the requirements under this rule, as they fall within an express exclusion for cards which are reloadable and not marketed or labeled as a gift card or gift certificate. However, this exclusion is not available if the issuer, the retailer selling the card to a consumer or the program manager promotes, even if occasionally, the use of the card as a gift card or gift certificate. As a result, we provide retailers with instructions and policies regarding the display and promotion of our GPR cards. It is possible, however, that despite our instructions and policies to the contrary, a retailer engaged in offering our GPR cards to consumers could take an action with respect to one or more of the cards that would cause each similar card to be viewed as being marketed or labeled as a gift card, such as by placing our GPR cards on a display which prominently features the availability of gift cards and does not separate or otherwise distinguish our GPR cards from the gift cards. In such event, it is possible that such GPR cards would lose their eligibility for such exclusion to the CARD Act and the rule's requirements, and therefore could be deemed to be in violation of the CARD Act and the rule, which could result in the imposition of fines, the suspension of our ability to offer our GPR cards, civil liability, criminal liability, and the inability of our issuing banks to apply certain fees to our GPR cards, each of which would likely have a material adverse impact on our revenues.

          As the laws applicable to our business, and those of our distributors and issuing banks, change frequently, are often unclear and may differ or conflict between jurisdictions, ensuring compliance has become more difficult and costly. Any failure, or perceived failure, by us, our issuing banks or our distributors to comply with all applicable statutes and regulations could result in fines, penalties, regulatory enforcement actions, civil liability, criminal liability, and/or limitations on our ability to operate our business, each of which could significantly harm our reputation and have a material adverse impact on our business, results of operations and financial condition.

Our retail distributors are subject to extensive and complex federal and state regulations and new regulations and/or changes to existing regulations could adversely affect our ability to offer our GPR cards through their locations, which in turn could have an adverse impact on our business.

          As each of our retail distributors offering prepaid cards and related services conducts such activity either as an agent of our issuing banks or, where applicable, of NetSpend in its capacity as a licensed money transmitter, we do not believe that our distributors would be required to become licensed as money transmitters in order to engage in such activity. However, there is a risk that a federal or state regulator will take a contrary position and initiate enforcement or other proceedings against a distributor, us or our issuing banks, which in turn could have an adverse impact on our business, even if the relevant party were to ultimately prevail in such proceedings. In such event, the relevant party may have additional arguments available to it that the retail distributor should not be subject to the licensing requirements under the relevant state money transmitter statutes, and may utilize one or more of these arguments at such time. However, it is possible that the relevant party could be unsuccessful in making a persuasive argument that the retail distributor should not be subject to such licensing requirements, and therefore could be deemed to be in violation of one or more of the state money transmitter statutes. Such failure to comply could result in the imposition of fines, the suspension of the distributor's ability to offer some or all of our GPR cards and related services in the relevant jurisdiction, civil liability and criminal liability, each of which would likely have a material adverse impact on our revenues.

          Our retail distributors include a large number of companies in industries that are highly regulated, such as alternative financial services providers. It is possible that changes in the legal regime governing such businesses could limit the ability of some of our retail distributors to distribute our products or adversely impact their business, and thereby have an indirect adverse impact on our business. For example, a large number of states have either prohibited, or imposed substantial restrictions upon, the offering of "payday loans," and this activity continues to draw substantial scrutiny from federal and state legislatures, regulatory authorities and various consumer groups. Furthermore, the federal financial reform legislation enacted in July 2010 grants supervisory authority over entities engaged in this activity to a new Consumer Financial Protection Bureau, which is directed to promulgate regulations which may significantly impact the operations and/or viability of various entities, including those engaged in the business of offering payday loans. As a number of our retail distributors, including our largest distributor, ACE Cash Express, are engaged in offering payday loans, further legislative and regulatory restrictions which negatively impact their ability to continue their operations could have a corresponding negative impact on our ability to offer our GPR cards through their locations, potentially resulting in a significant decline in our revenue. In addition, various states have statutes that limit the ability of check cashers to charge a fee for cashing government-issued checks.

We are subject to extensive and complex federal and state regulation relating to the distribution of our GPR cards through corporate employers and new regulations and/or changes to existing regulations could adversely affect our business.

          We understand that state banking departments, which are charged with regulating the business of money transmission, have traditionally taken the position that the offering of payroll cards does not constitute money transmission, such that we would not be required to obtain a state money transmission license in order to engage in such activity. We believe that our marketing, distribution and servicing of GPR cards through corporate employers as a program manager and third-party service provider to our issuing banks is not subject to regulation under state money transmitter statutes as we do not handle any related consumer funds at any time. However, there is a risk that a federal or state regulator will take a contrary position and initiate enforcement or other proceedings against us or our issuing banks, which in turn could have an adverse impact on our business, even if we were to ultimately prevail in such proceedings. In such event, we may have arguments other than those described above that we should not be subject to the licensing requirements under the relevant state money transmitter statutes, and may utilize one or more of these arguments at such time. However, it is possible that we could be unsuccessful in making a persuasive argument that we should not be subject to such licensing requirements, and could be deemed to be in violation of one or more of the state money transmitter statutes. Such failure to comply could result in the imposition of fines, the suspension of our ability to offer our GPR cards through corporate employers in the relevant jurisdiction, civil liability and criminal liability, each of which would likely have a material adverse impact on our revenues.

          The use of payroll cards as a means for an employer to remit wages or other compensation to its employees or independent contractors is also governed by state labor laws related to wage payments. Most states permit the use of payroll cards as a method of paying wages to employees, either through statutory provisions allowing such use, or, in the absence of specific statutory guidance, the adoption by state labor departments of formal or informal policies allowing for the use of such cards. There are a few states, specifically Georgia, New Mexico and Rhode Island, which do not have statutes and regulations that specifically provide for the use of payroll cards, and have taken the position, through the state labor department, that state law prohibits the use of payroll cards for the purpose of remitting wages or other compensation. Nearly every state allowing payroll cards places certain requirements and/or restrictions on their use as a wage payment method, the most common of which involve obtaining the prior written consent of the relevant employee, limitations on payroll card fees, and disclosure requirements. There is a risk that one or more states or state labor departments that currently permit the use of payroll cards as a wage payment method will take a contrary position, either through revised legislation, regulation or policies, as applicable, or will impose additional requirements on the provision and use of such cards, each of which could have an adverse impact on our business.

          On November 12, 2009, the FRB amended its Regulation E, which implements the Electronic Fund Transfers Act, to require that financial institutions obtain an accountholder's consent prior to assessing any fees or charges in connection with the payment of any consumer overdraft for any ATM or one-time debit transaction. This amendment applies to all accounts subject to Regulation E, including payroll cards, and became effective on July 1, 2010. A significant amount of the revenue generated from the GPR cards we market through corporate employers historically has been attributable to overdraft fees charged on these cards. The application of these requirements may result in a significant decrease in our revenues attributable to our GPR cards marketed through corporate employers, as it is possible that a large number of our cardholders that have historically incurred overdraft charges will not provide their consent to continue participating in the overdraft service.

Limitations on the amount of interchange fees that may be charged to merchants which are fixed by the card associations and network organizations could decrease our revenues and negatively impact our business and financial performance.

          A material portion of our operating revenues is derived from our share of the fees charged to merchants for services provided in settling transactions routed through the networks of the card associations and network organizations, commonly known as "interchange fees." For the year ended December 31, 2009, revenues from interchange fees represented approximately 19% of our total operating revenues, and we expect interchange revenues to continue to represent a material percentage of our total operating revenues in the near term. The amounts of these interchange fees are currently fixed by the card associations and network organizations in their sole discretion. In July 2010, the U.S. Congress adopted legislation which requires the amount of interchange fees charged to merchants in connection with transactions utilizing traditional debit cards and certain prepaid cards issued by financial institutions that, together with their affiliates, have assets of $10 billion or more, to be reasonable and proportionate to the costs of the underlying transactions. The new legislation also generally gives the FRB the power to regulate the amount of such interchange fees and require FRB to promulgate regulations establishing standards for determining when interchange fees are reasonable and proportionate to the costs of the underlying transactions. While general use prepaid debit cards are expressly covered by the legislation, general purpose reloadable prepaid cards are expressly exempted using a definition that we believe applies to our GPR cards. While we believe that the law's exemption of GPR cards and small issuing banks, such as MetaBank and Inter National Bank, will apply to our GPR card programs, it remains possible that if the FRB exercises its powers and sets the limits below the current rates of interchange fees, the interchange rates applicable to transactions conducted by our cardholders could be impacted through action of the card associations, network organizations and banks that set interchange rates, which would decrease our revenues and profit and could have a material adverse effect on our financial condition and results of operations. In addition, the exemption of GPR cards from the legislation is not available if, after the one year anniversary of the law's effective date, the GPR card can be charged an overdraft fee or a fee for the first ATM withdrawal per month at a designated ATM network. Depending on the manner in which these limitations are clarified in the implementing regulations, and whether we elect after the effectiveness of such rules to charge such fees, these limitations may in the future limit our ability to benefit from interchange regulation exemptions for GPR cards, or decrease the opportunity to earn additional revenue from overdraft or ATM fees we might otherwise elect to charge. Additionally, even if some or all of our GPR cards were exempt from any such interchange fee restrictions, it is possible that such an exemption may be difficult to preserve if the relevant card associations or network organizations do not provide any mechanism that enables the recognition of the exemption in processing transactions, which could result in a material adverse impact on our revenues.

Changes in applicable laws and regulations may increase our costs of operation, decrease our operating revenues and constrain the terms and conditions of our products and services.

          State and federal legislatures and regulatory authorities have become increasingly focused upon the regulation of the financial services industry, and continue to adopt new legislation which could result in significant changes in the regulatory landscape for financial institutions (such as our issuing banks) and other financial services companies (including our business). For example, changes in the way we or our issuing banks are regulated, such as the changes under the federal financial reform legislation enacted in July 2010 related to the consolidation of the OTS into the OCC and the establishment of a federal Consumer Financial Protection Bureau with oversight over us and our products and services, could expose us to increased regulatory oversight and more burdensome regulation of our business and therefore have an adverse impact on our revenue. Additionally, changes to the disclosures which must be provided with our products and services, or limitations placed on the fees that may be applied to our products and services or the interchange rates charged in connection with the use of our prepaid debit cards, could negatively impact our financial position by increasing our costs and reducing our revenue. Furthermore, states may adopt statutes which could limit the application of certain fees or otherwise increase the costs incurred, or negatively impact the revenue received, by our issuing banks in connection with the provision of our prepaid debit cards, which would have an indirect adverse impact on our revenue. Finally, if the federal or a state government imposes additional legislative or regulatory requirements on us, our issuing banks or our distributors, or prohibits or limits our activities as currently conducted, we may be required to modify or terminate some or all of our products and services offered in the relevant jurisdiction or certain of our issuing banks may terminate their relationship with us, which in turn could adversely affect our business. For example, we were recently informed by MetaBank that OTS had issued a supervisory directive directing MetaBank to discontinue offering its iAdvance product based on a determination by OTS that MetaBank engaged in unfair or deceptive acts or practices in connection with its operation of the iAdvance program. See "Prospectus Summary—Recent Developments—MetaBank Announcement."

Our card programs are subject to strict regulation under federal law regarding anti-money laundering and anti-terrorist financing. Failure to comply with such laws, or abuse of our card programs for purposes of money laundering or terrorist financing, could have a material adverse impact on our business.

          Provisions of the USA PATRIOT Act, the Bank Secrecy Act and other federal law impose substantial regulation of financial institutions designed to prevent use of financial services for purposes of money laundering or terrorist financing. Increasing regulatory scrutiny of our industry with respect to money laundering and terrorist financing matters could result in more aggressive enforcement of such laws or more onerous regulation, which could have a material adverse impact on our business. In addition, abuse of our prepaid card programs for purposes of money laundering or terrorist financing, notwithstanding our efforts to prevent such abuse through our regulatory compliance and risk management programs, could cause reputational or other harm that would have a material adverse impact on our business.

          On June 21, 2010, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, issued a notice of proposed rulemaking regarding the applicability of the Bank Secrecy Act's anti-money laundering provisions to prepaid products and other matters related to the regulation of money services businesses. This rulemaking would create additional obligations for entities, including our distributors, engaged in the provision and sale of certain prepaid products, including our prepaid debit cards, such as the obligation for sellers of prepaid debit cards to obtain identification information from the purchaser at the point-of-sale. Compliance with these obligations may result in increased compliance costs for us, our issuing banks and our distributors, and may therefore have a negative impact on the profitability of our business. Additionally, the imposition of such obligations upon sellers of prepaid debit cards may cause some of our distributors to determine that they do not wish to continue offering our prepaid debit cards for sale or reload, which could also have a significant negative impact on our business. However, as the proposed rulemaking is subject to further comment and revision, it is difficult to determine with any certainty what obligations the final rulemaking might impose or what impact they might have on our business or that of our issuing banks or distributors.

          At certain times in our history we have been registered with FinCEN as a "money services business," and therefore have been subject to certain anti-money laundering compliance obligations arising under the Bank Secrecy Act and its implementing regulations. However, we subsequently concluded that we were not required to be registered as a money services business, did not renew our registration and have requested, but not yet received, a formal written opinion from FinCEN to confirm our conclusion. Accordingly, while we do have certain anti-money laundering compliance obligations, these obligations arise contractually under the agreements that we have with each of our issuing banks. It is possible that we may at some future date be required to re-register as a money services business, whether due to a notification from FinCEN that we are required to register under the current requirements or new regulatory requirements such as those contained in the proposed rulemaking described above. In the event that we are required to become registered as a money services business, we may become subject to additional compliance obligations not currently undertaken, which could result in increased costs and a corresponding decrease in our revenue.

The loss of, or changes to, our relationships with MetaBank or our other issuing banks could adversely affect our business, results of operations and financial position.

          We rely on the arrangements we have with our issuing banks to provide us with critical products and services, including the FDIC-insured depository accounts tied to our GPR cards, access to the ATM networks, membership in the card associations and network organizations and other banking services. As of June 30, 2010, approximately 71% of our active cards were issued through MetaBank. MetaBank is our preferred issuing bank and has designated us as a preferred program manager for prepaid debit cards. If our relationship with MetaBank deteriorates or if we lose our position as a preferred program manager of MetaBank, it could hinder our ability to grow our business and have an adverse impact on our operating results. If any material adverse event were to affect MetaBank or one or more of our other issuing banks, including as a result of the recent directives issued by OTS against MetaBank, a significant decline in their financial condition, a decline in the quality of their services, loss of deposits, their inability to comply with applicable banking and financial service regulatory requirements, systems failure or their inability to pay us fees, or if we were to lose MetaBank or one or more of our other issuing banks as an issuing bank, we would be forced to find an alternative provider of these critical banking services. See "Prospectus Summary—Recent Developments—MetaBank Announcement." Furthermore, as our issuing banks have appointed us and our distributors as their agents for purposes of providing services in connection with our prepaid debit cards in various states, the termination of our relationship with one or more of our issuing banks would force us and our distributors to cease offering prepaid debit cards and related services to the extent that we rely on our status as an agent of our issuing banks in order to do so. We may not be able to find a replacement bank on terms that are acceptable to us or at all. Any change in our issuing banks could disrupt our business or result in arrangements with new banks that are less favorable to us than those we have with our existing issuing banks, either of which could have a material adverse impact on our results of operations and our financial condition. In addition, under our arrangements with our issuing banks, we have agreed upon sharing of certain revenues, costs and expenses. Changes in these arrangements could have a material adverse impact on our results of operations.

Our future growth and financial success will be harmed if there is a decline in the use of prepaid debit cards as a payment mechanism or if there is a decrease in demand for alternative financial services.

          We focus on the marketing and sale of GPR cards and related alternative financial services to the underbanked consumer market. Our strategic focus is dependent upon general growth in the demand for prepaid services, which has been forecasted by a number of third party industry analysts, some of whom are cited in this prospectus. As the prepaid financial services industry matures, consumers may find prepaid financial services to be less attractive than traditional bank solutions. Further, other alternatives to prepaid services may develop and limit the growth of, or cause a decline in the demand for, prepaid debit cards. In addition, negative publicity in the prepaid industry may drive consumers to other financial services providers. If the growth in demand does not increase at the rate we expect or as some industry analysts are predicting, our ability to grow could be limited and our results of operations could be materially adversely impacted.

Our profitability is substantially dependent on the transaction, subscription and maintenance fees charged to our cardholders, which may be negatively affected by various factors.

          Our profit margin is largely a function of the transaction, subscription and maintenance fees charged to our cardholders. These fees are affected by a number of factors, including:

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  our cardholders' perception of our ability to add value through our services;

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  the introduction of new products or services by us or our competitors;

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  changes in card association and network organization fees;

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  the pricing policies of our competitors; and

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  general economic conditions.

          If these fees are not maintained, our revenue will decline and we will not be able to sustain our profit margin, which could have a material adverse effect on our profitability.

Our business is dependent on our continued participation in the card associations and network organizations, and the termination of our participation in the card associations or network organizations or changes in the card association or network organization rules could materially adversely affect our business.

          We derive substantially all of our revenue from the compensation paid by our issuing banks for the program management and processing services that we provide in support of our prepaid debit cards. Because we are not a bank, we are not eligible for membership in the card associations or network organizations. The rules and regulations of the card associations and network organizations require us to be sponsored by a bank in order to process prepaid debit card transactions and serve as a program manager or member service provider of our issuing banks' prepaid debit card programs. We currently participate in the card associations and network organizations as a program manager and third-party processor of our card programs through sponsorship by our issuing banks. If we or one of our issuing banks fails to comply with the rules and regulations of the card associations or network organizations, or we fail to comply with the applicable program requirements of our issuing banks, the card associations and network organizations could limit, suspend or terminate our participation in the card associations and network organizations or levy fines against us. The card associations and network organizations frequently amend their rules and regulations. If we were unable to comply with any such amended rules or regulations, or our issuing banks were unable to comply with such rules or regulations, the card associations or network organizations could limit, suspend or terminate our participation.

          We pay sponsorship, licensing and processing fees to card associations and network organizations for services they provide in processing transactions routed through their networks. The amounts of these fees are currently fixed by the card associations and network organizations in their sole discretion, and are subject to increase at any time. We may pass through to our cardholders increases in these fees, but competitive pressures might prevent us from passing all or some of such increases through to our cardholders in the future. To the extent that we are unable to do so, our cost of revenues would increase and our net income would decrease, assuming no change in transaction volumes. Any such decrease in net income could have a material adverse effect on our financial condition and operating results.

          The termination of our participation in the card associations and network organizations, or any changes in their rules and regulations or our issuing banks' program requirements that would impair our participation in the card associations and network organizations, could require us to alter or suspend processing services that we provide to the issuing banks with respect to our prepaid debit cards, which would adversely affect our business. Further, if any of our issuing banks loses its sponsorship in the card associations and network organizations, and we are unable to secure another bank to sponsor us as a program manager and third-party processor with such card association or network organization, we will not be able to process transactions with respect to our prepaid debit cards and our business would be adversely affected.

Unauthorized disclosure of cardholder data, whether through breach of our computer systems or otherwise, could expose us to liability and protracted and costly litigation.

          We collect and store personally identifiable information about our cardholders, including names, addresses, social security numbers, driver's license numbers and account numbers, and maintain a database of cardholder data relating to specific transactions, including account numbers, in order to process transactions and prevent fraud. As a result, we are required to comply with the privacy provisions of the Gramm-Leach-Bliley Act, various other federal and state privacy statutes and regulations, and the Payment Card Industry Data Security Standard, each of which is subject to change at any time. Compliance with these requirements is often difficult and costly, and our failure, or our distributors' failure, to comply may result in significant fines or civil penalties, regulatory enforcement action, liability to our issuing banks and termination of our agreements with one or more of our issuing banks, each of which could have a material adverse effect on our financial position and/or operations. In addition, a significant breach could result in our being prohibited from processing transactions for any of the relevant card associations or network organizations, including Visa, MasterCard or PULSE, which would also have a significant material adverse impact on our financial position and/or operations.

          Furthermore, if our computer systems are breached by unauthorized users, we may be subject to liability, including claims for unauthorized purchases with misappropriated bank card information, impersonation or similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes, or failure to comply with laws governing notification of such breaches. These claims also could result in protracted and costly litigation. In addition, we could be subject to penalties or sanctions from the relevant card associations or network organizations.

          Finally, any data breach or failure to comply with any applicable privacy requirements could result in damage to our reputation, which could reduce the use and acceptance of our prepaid cards, cause our issuing banks or distributors to cease doing business with us, or lead to greater regulation, each of which could have a significant material adverse impact on our business, results of operations, financial position or potential for growth.

The information technology systems and networks maintained by us and the third parties on whom we rely could fail due to factors, including those beyond our control, which could negatively impact our existing customer relationships and our business reputation.

          We depend on the efficient and uninterrupted operation of our end-to-end operational and technology platform, which is comprised of a complex system of computers, software, data centers and networks, as well as the systems of a wide variety of third parties, including our issuing banks, distributors, card associations, network organizations and processors, in which we have limited control. These systems may be prone to periodic failure and outages. Our end-to-end operational and technology platform, and the third party networks and systems on which it relies, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our property and business interruption insurance may not be adequate to compensate for all losses or failures that may occur. These failures could negatively impact our existing customer relationships and our business reputation.

We and our distributors may be subject to claims of infringement.

          The technologies used in the payments industry are protected by a wide array of patents and other intellectual property rights. As a result, third parties may assert infringement and misappropriation claims against us from time to time based on our general business operations or the equipment, software or services we use or provide. In the past, certain third parties have asserted or suggested the possibility of asserting patent infringement claims against us. In two instances, we have entered into patent license agreements with such third parties. In 2003, Alexsam, Inc. asserted a claim of patent infringement against us. Alexsam dismissed the claim without prejudice less than one month later pursuant to the parties' agreement to negotiate a patent license agreement. We subsequently entered into a license agreement with Alexsam that gave us the option to begin using Alexsam's patents (if we so chose) in exchange for royalties, but provided that we would not owe Alexsam royalties for the use of our existing systems. In 2008, we received a letter from Ronald A. Katz Technology Licensing, L.P., or RAKTL, which contained an offer for us to acquire a license under the RAKTL portfolio of patents related to certain interactive voice response technologies. In 2010, we entered into a release and contingent license agreement with RAKTL relating to the RAKTL portfolio of patents. Whether or not an infringement or misappropriation claim is valid or successful, it could adversely affect our business by diverting management's attention and involving us in costly and time-consuming litigation. In the event a claim of infringement against us is successful, we may be required to pay past and future royalties to use technology or other intellectual property rights then in use, we may be required to enter into a license agreement and pay license fees or we may be required to stop using the technology or other intellectual property rights then in use. We may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. In addition, our distributors may be subject to infringement or misappropriation claims that if successful could preclude the distributor from distributing our products and services or cause the distributor to increase the fees they charge us. In addition, if claims made against our distributors arise out of their distribution of our products and services, we are required to indemnify them against any losses. We may not be fully protected against all losses associated with an infringement or misappropriation claim involving our licensors and suppliers who provide us with the software and technology that we use in our business. In addition, any such suppliers may refuse to, or may be unable to, pay any damages or honor their defense and indemnification obligations to us, which may result in us having to bear such losses.

We have entered into outsourcing and other agreements related to certain business operations, and any difficulties experienced in these arrangements could result in additional expense, loss of cardholders and revenue or an interruption of our services.

          We have entered into outsourcing agreements with third parties to provide certain customer service and related support functions to our cardholder, including the outsourcing of customer service through facilities located in Texas, Mexico and the Philippines. As a result, we must rely on third parties over which we have limited control to perform certain of our operations and, in certain circumstances, interface with our cardholders. In addition, it may be difficult to continue to outsource customer support services to facilities outside of the U.S. If these third parties are unable to perform to our requirements, we may be forced to pursue alternative strategies to provide these services, which could result in delays, interruptions, additional expenses and loss of cardholders.

          We have also entered into contracts with third-party vendors to provide certain services, technology and software. In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, discontinue their lines of business, terminate our contractual arrangements or cease or reduce operations, we may be required to pursue new third-party relationships, which could disrupt our operations, increase the costs of these services, technology or software and divert management's time and resources. If we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, which could disrupt services to our customers and adversely affect our business, financial condition and results of operations.

We are subject to risks and write-offs resulting from fraudulent activities and losses from overdrawn cardholder accounts, which could adversely impact our financial performance and results of operations.

          Our prepaid cards expose us to counterfeit threats through the misuse of such cards, collusion, fraud, identity theft and systemic attacks on our systems. An additional threat is the theft of cards in a retail environment. Although these stolen cards are not active and thus not able to be used, theft or attempted misuse of our prepaid debit cards could nonetheless cause reputational harm. While a large portion of fraudulent activity is addressed through the chargeback systems and procedures maintained by the card associations and network organizations, we are often responsible for losses that result from transactions in small amounts that are fraudulently forced by merchants through the settlement systems maintained by the card associations and network organizations without prior authorization for which it is not economically feasible to pursue chargebacks. The systems and procedures we have established to detect and reduce the impact of fraud may not be entirely effective and, as a result, incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our write-off liability and could harm our reputation, which could have an adverse effect on our operating results and financial condition.

          In addition, from time to time, certain of our cardholders may attempt to utilize their prepaid debit cards for purchase transactions which exceed the amount of funds available in their card accounts. While we generally decline authorization attempts for such transactions in accordance with the policies and procedures established by our issuing banks, card accounts may become overdrawn through the application of card association and network organization rules and regulations, the timing of the settlement of card transactions and the assessment of subscription, maintenance or other fees charged by our issuing banks. We also provide certain cardholders with a "cushion" which allows them to overdraw their card accounts. In any such event, we may be liable to our issuing banks for the resulting overdrawn account balance.

          Finally, eligible cardholders may enroll in overdraft programs offered by certain of our issuing banks, pursuant to which the issuing bank, in its sole discretion, funds certain prepaid debit card transactions that exceed the available balance in the relevant card account. While this is a discretionary service offered by the issuing bank to eligible cardholders, we are responsible to our issuing banks for any losses associated with these overdrawn account balances.

          We maintain reserves intended to cover the risk that we may not recover losses resulting from fraudulent activities and from our cardholders' overdrawn account balances. The provision for these cardholder related losses resulted in $2.6 million, $2.4 million and $4.9 million of expense during the years ended December 31, 2007, 2008 and 2009, respectively, but our exposure may increase above these levels for a variety of reasons, including our failure to predict the actual recovery rate, failure to effectively manage risk, and failure to prevent fraud. Accordingly, our business, results of operations and financial condition could be materially and adversely affected to the extent that we incur losses resulting from overdrawn cardholder accounts and fraudulent activity which exceed our designated reserves, or we determine that it is necessary to increase our reserves substantially in order to address any increased recovery risk.

If any of the large retailers in our distribution and reload network fails to remit the cardholders' funds they collect in connection with the load or reload of cards to our issuing banks, we may reimburse our issuing banks for such funds, which could have a material adverse effect on our financial position and results of operations.

          A significant portion of our business is conducted through retailers that provide load and reload services to our cardholders at their retail locations. Members of our distribution and reload network collect our cardholders' funds and are contractually required to remit them by electronic transfer directly to our issuing banks for deposit in the cardholder accounts. Our issuing banks typically receive our cardholders' funds no earlier than three business days after they are collected by the retailer. If a retailer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit funds to our issuing banks, we typically reimburse our issuing banks for such funds. Given the unprecedented volatility in global financial markets and the economic challenges facing the U.S., the approaches we use to assess and monitor the creditworthiness of our retail distributors may be inadequate, and we may be unable to detect and take steps to mitigate an increased credit risk in a timely manner. If in the future any of the large retailers in our reload network for any reason fails to remit funds to our issuing banks and we reimburse our issuing banks for such funds, it could have a material adverse effect on our financial position and results of operations.

The lack of a strong brand name or inability to maintain or strengthen our brand may reduce our ability to retain and attract customers, which could adversely affect our business, financial condition and operating results.

          Many of our cards are principally branded with the trademarks of our distributors. Accordingly, many of our customers do not have a strong awareness of the NetSpend brand and may not associate our products and services with us. Increasing brand awareness among distributors and ultimate consumers is an important part of our strategy to grow our business. Developing, promoting and maintaining our brand and image requires a consistent capital investment and expense, and this investment in our brand and image may not be successful. If we fail to develop, promote and maintain our brand and image, we may not be able to grow our customer base and our financial and operational results may suffer.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

          We depend on the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry, other public companies and the selected markets in which we offer our products and services. It is possible that the loss of the services of one or a combination of our senior executives or key managers would have an adverse effect on our operations. Our success also depends on our ability to continue to attract, manage and retain other qualified management and technical personnel as we grow, and we may be unable to attract, manage or retain such personnel. Due to the competitive nature of our industry, we may also be vulnerable to successful attempts by our competitors to hire our employees.

We may not increase cardholder direct deposit participation and therefore may not achieve all of our strategic growth objectives.

          Product features such as direct deposit loading onto reloadable prepaid debit cards have increased the attractiveness of such cards and increased their utility to underbanked consumers. Because direct deposit active cardholders on average initiate more debit transactions and generate more revenues for us than active cardholders without direct deposit, increasing cardholder adoption of direct deposit is an important part of our strategy. We are devoting significant resources to the further development of our direct deposit programs, and our growth profile depends on a resulting increase in direct deposit participation by our cardholders. Some of our existing contracts with our retail distributors prohibit us from directly promoting direct deposit to their customers. It is possible that other distributors will in the future insist on similar restrictions, which could limit our ability to grow direct deposit participation. If we are unable to increase direct deposit participation as projected, we will be unable to meet our growth projections, and our business and results of operations will be adversely affected.

Business, political and economic factors may affect our operations, the manner in which we conduct our business and our rate of growth.

          The U.S. economy has deteriorated significantly over the last two years and unemployment rates have risen. If economic conditions and unemployment rates continue to deteriorate or do not improve, our target consumer base may be disproportionately affected due to the generally lower incomes of the consumers of our products. In addition, a large proportion of our target customers work in industries that may be disproportionately affected by a downturn in the U.S. economy. Stagnant economic growth and high unemployment are likely to negatively affect our customers' ability to purchase new services from us and the use of our GPR cards to purchase good and services. We believe rising unemployment rates contributed significantly to cardholder attrition in 2008 and 2009. The resulting impact of such economic conditions on our customers and on consumer spending could have a material adverse effect on demand for our services and on our business, financial condition and operating results.

We have engaged, and may engage in the future, in mergers, acquisitions or strategic transactions that could disrupt our business and harm our financial condition.

          We acquired Skylight Financial, Inc., or Skylight, in 2008 to add its employer distribution network to our retail distribution and direct-to-consumer and online marketing efforts. We may in the future further expand our distribution channels, technology platform or other aspects of our business through the acquisition of other businesses, assets or technologies. Any such transactions can entail risk, may require a disproportionate amount of our management and financial resources, and may create operating and financial challenges, including:

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  difficulty integrating the acquired technologies, services, products, operations and personnel of the acquired business;

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  disruption to our existing business;

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  increased regulatory and compliance requirements;

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  negative impact on our cash and available credit lines for use in financing future growth and working capital;

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  inability to achieve projected synergies;

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  increasing costs and complexity associated with the maintenance of adequate internal control and disclosure controls and procedures; and

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  loss of key personnel.

          The anticipated benefit to us of any strategic transactions, acquisitions or mergers may never materialize. For example, in 2008 we recorded an impairment of goodwill and acquired intangible assets related to our acquisition of Skylight in the amount of $26.3 million. Future investments, acquisitions or dispositions could result in dilutive issuances of our equity securities, a reduction in our cash reserves, the incurrence of additional debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could have an adverse effect on our business, financial condition and operating results.

If we are unable to adequately protect our intellectual property and other proprietary rights, we may lose a valuable competitive advantage or be forced to incur costly litigation to protect our rights.

          Our success depends in part on developing and protecting our intellectual property and other proprietary rights. We rely on a combination of patent, trade secret, copyright and trademark laws, as well as licenses of intellectual property from third parties, to protect our intellectual property and conduct our business in a manner that does not infringe or misappropriate the intellectual property of third parties. We also rely on other confidentiality and contractual agreements and arrangements with our employees, affiliates, business partners and customers to establish and protect our intellectual property and similar proprietary rights. We have five patent applications pending with the United States Patent and Trademark Office, including applications related to our payment processing platform and business methods. These patent applications may not become issued patents. If they do not become issued patents, our competitors would not be prevented from using these inventions.

          Existing laws afford only limited protection for our intellectual property rights. Intellectual property rights or registrations granted to us may provide an inadequate competitive advantage to us or be too narrow to protect our products and services. The protections outlined above may not be sufficient to prevent unauthorized use, misappropriation or disclosure of our intellectual property or technology and may not prevent our competitors from copying, infringing, or misappropriating our products and services. It is possible that others will independently develop, design around or otherwise acquire equivalent or superior technology or intellectual property rights. If we are unable to adequately protect our intellectual property rights, our business and growth prospects could be materially and adversely affected.

Our failure to anticipate rapid changes in technology may negatively affect demand for our services in the marketplace.

          The electronic payments industry is subject to rapid and significant technological changes. We expect that new services and technologies applicable to our industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently utilize in our products and services. Additionally, we may make future investments in, or enter into strategic alliances to develop, new technologies and services or to implement changes to our operating platform to further our growth prospects, strengthen our existing businesses and remain competitive. However, our ability to transition to new services and technologies that we develop may be inhibited by a lack of industry-wide standards, by resistance from our distributors, network acceptance members, third-party network processors or consumers to these changes, or by the intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards. These initiatives are inherently risky, and they may not be successful or may have an adverse effect on our business, financial condition and results of operations.

We and some of our third-party suppliers are susceptible to the occurrence of catastrophic events, which could impair our ability to operate our business.

          We and some of the third-party services providers on which we rely are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism and similar events beyond our control. Some of the third-party providers we rely on to provide customer service and related support functions to our customers are located in developing nations such as Mexico and the

Philippines, which may make our products and services more susceptible to certain events, including political upheavals, war, terrorist attacks, strikes, natural disasters and pandemics. If we or our suppliers experience any of these events, our systems and networks may not function properly, we may lose customers and revenues, and we may have difficulty attracting new customers, any of which could have a material adverse impact on our business, financial condition and results of operations. In addition, the business interruption insurance we carry may not cover any or all of the losses we may experience as a result of such events. Any significant losses that are not covered by insurance could negatively affect our financial condition and results of operations.

The terms of our new credit agreement and the maximum amounts we are contractually permitted to borrow may restrict our current and future operations and limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

          In September 2010, we entered into a new revolving credit agreement with a syndicate of banks with SunTrust Bank as administrative agent. This new credit agreement provides a revolving credit facility of $135.0 million. The new credit agreement is unconditionally guaranteed and secured by virtually all of the assets of our existing and future subsidiaries.

          The new credit agreement contains, and any future indebtedness of ours would likely contain, a number of restrictive financial and non-financial covenants that impose significant operating and financial restrictions on us, including requirements that we maintain certain liquidity levels and financial ratios and certain restrictions on our ability to make investments, pay dividends or sell assets. A failure by us to comply with the covenants or financial ratios contained in our new credit agreement could result in an event of default which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of any event of default under our new credit agreement, the lender could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. The acceleration of indebtedness under our new credit agreement could have a material adverse effect on our business, financial condition and results of operations.

          In addition to the current restrictions and requirements contained in this new credit agreement, the maximum amounts we are contractually permitted to borrow under the new credit agreement could limit our flexibility in obtaining additional financing and in pursuing other business opportunities. These restrictions and requirements could have negative consequences for us, including the following:

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  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or financing may not be available to us on favorable terms;

  •
  we would need a substantial portion of our cash flows to pay the interest and, at maturity in September 2015, the principal on our indebtedness, including indebtedness that we may incur in the future, which would reduce the funds that would otherwise be available for operations and future business opportunities;

  •
  a substantial decrease in net operating cash flows could make it difficult for us to repay our indebtedness at maturity and force us to modify our operations and to comply with the financial covenants contained in the new credit agreement;

  •
  our debt level could make us more vulnerable than our competitors to an increasingly competitive environment, and to a downturn in either our business or the economy generally; and

  •
  because our debt has a variable rate of interest, it exposes us to the risk of increased interest rates.

As a public company, we will be subject to additional reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

          We have historically operated as a private company. After this offering, we will become subject to certain reporting and corporate governance requirements, including the rules of the Nasdaq Stock Market, and the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board.

          The adequacy of our internal control over financial reporting must be assessed by management each year commencing with the year ending December 31, 2011. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal control over financial reporting in accordance with Section 404 and, due to our lack of documentation, this testing would not be possible at this time. If we were unable to implement the controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we might be unable to report our financial information on a timely basis and might suffer adverse regulatory consequences or violate Nasdaq Stock Market listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. In addition, if we are unable to implement the controls and procedures required by Section 404 effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent registered public accounting firm.

          The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

Risks Related to This Offering

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

          Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriting." These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After the close of this offering, we will have 87,776,198 shares of common stock outstanding based on the number of shares outstanding as of June 30, 2010. This includes the 18,536,043 shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining 69,240,155 shares, or 79% of our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under federal securities laws, upon the expiration of the 180-day lock-up period.

          In addition, as of June 30, 2010, there were 722,597 shares subject to outstanding warrants, 11,168,708 shares subject to outstanding options and an additional 1,843,479 shares reserved for future issuance under our stock option plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Moreover, after the expiration of the 180-day lock-up period following this offering, holders of an aggregate of approximately 65,664,296 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

          After this offering, the holders of approximately 58,430,286 shares of our common stock will have rights to demand the registration of their shares or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline, which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Because our common stock price is likely to be highly volatile, the market price of our common stock could drop unexpectedly.

          Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. An active trading market may not develop or be sustained and the market price of our common stock may decline. Even if an active market for our stock develops and continues, our stock price nevertheless may be volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  markets, including the Nasdaq Stock Market, have experienced significant price and volume fluctuations that have affected the actual or anticipated variations in our quarterly operating results or the quarterly financial results of companies perceived to be similar to us;

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  announcements of technological innovations or new services by us or our competitors;

  •
  changes in estimates of our financial results or recommendations by market analysts;

  •
  announcements by us or our competitors of significant projects, contracts, acquisitions, strategic alliances or joint ventures;

  •
  changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

  •
  regulatory developments in the U.S. or other countries in which we operate or have clients;

  •
  litigation involving our company, our general industry or both;

  •
  additions or departures of key personnel;

  •
  investors' general perception of us;

  •
  changes in general economic, industry and market conditions; and

  •
  changes in the market valuations of other IT service providers.

          Many of these factors are beyond our control. In addition, the stock market prices of equity securities of many technology companies fluctuate. These fluctuations have often been unrelated or disproportionate to operating performance. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation. Any securities class action litigation could result in substantial costs and the diversion of management's attention and resources.

Our executive officers, directors and principal stockholders have substantial control over our business, which could lead to conflicts of interest with other stockholders and could limit your ability to influence corporate matters.

          Following this offering:

  •
  Oak Investment Partners will beneficially own approximately 39% of our outstanding common stock;

  •
  JLL Partners and its affiliated investment funds will own in the aggregate approximately 27% of our outstanding common stock, representing just under 25% of the aggregate voting power; and

  •
  Our executive officers and directors will collectively beneficially own approximately 67% of our outstanding common stock.

          Accordingly, these stockholders, acting individually or together, will have significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders may dictate the day-to-day management of our business. This concentration of ownership could limit your ability to influence corporate matters and could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment and may experience additional dilution in the future.

          If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $11.18 per share, representing the difference between our adjusted net tangible book value per share after giving effect to this offering and the initial public offering price of $11.00 per share. Purchasers of shares of our common stock offered by us in this offering will have contributed approximately 13.4% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 2.6% of the shares of our common stock outstanding after this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2010, there were 722,597 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of

$1.69 per share and 3,275,568 shares subject to exercisable outstanding options at a weighted average exercise price of $2.94 per share. To the extent that these outstanding warrants or options are ultimately exercised, you will incur further dilution. In the future, we may also acquire other companies or assets, raise additional capital or finance strategic alliances by issuing equity, which may result in additional dilution to you.

We have no plans to pay regular dividends on our common stock, so you may not receive funds from your investment without selling your common stock.

          We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will take into account the following factors in determining the timing and amount of the payment of future dividends on our common stock, if any:

  •
  applicable contractual restrictions limiting our ability to pay dividends (such as those contained in our new credit facility);

  •
  our earnings and cash flows;

  •
  our capital requirements;

  •
  our overall financial condition; and

  •
  other factors our board of directors deems relevant.

          Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

Provisions in our charter documents and under Delaware law may prevent or delay a change of control of us and could also limit the market price of our common stock.

          Certain provisions of Delaware law and of our certificate of incorporation and bylaws to be effective upon the closing of this offering could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, even if such a change in control would be beneficial to our stockholders or result in a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

  •
  limitations on the removal of directors;

  •
  the ability of our board of directors, without stockholder approval, to issue preferred stock with terms determined by our board of directors and to issue additional shares of our common stock;

  •
  advance notice requirements for stockholder proposals and nominations;

  •
  the inability of stockholders to act by written consent or to call special meetings; and

  •
  the ability of our board of directors to make, alter or repeal our bylaws.

          The affirmative vote of the holders of at least 75% (or 80% in the case of the provision related to stockholder action by written consent) of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions that are contained in our certificate of incorporation. In addition, our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. Also, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

          In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

          These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

Because we will have broad discretion in using the net proceeds of this offering, the benefits from our use of the proceeds may not meet investors' expectations.

          Our management will have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of their expenditure without stockholder approval. We may use a portion of the proceeds to pay down amounts owed under our new credit facility, and we expect the balance of the net proceeds to be used for working capital and other general corporate purposes, including possible acquisitions of complementary technologies or businesses. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. Our failure to apply these proceeds effectively could cause our business to suffer. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "will," "project," "seek," "should," "may," "could," "would," "plans," "predicts," "potential" and similar expressions, as well as other words or expressions referencing future events, conditions or circumstances. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, financial position, revenue, costs, prospects, margins, profitability, liquidity and capital resources, as well as management's plans and objectives. We caution you that reliance on any forward-looking statement involves risks and uncertainties and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

  •
  increasing competition in the prepaid debit card industry;

  •
  our dependence on a limited number of retail distributors of our products;

  •
  exposure to cardholder and other losses;

  •
  our reliance on our relationships with our issuing banks;

  •
  regulatory, legislative and judicial developments in our operations area;

  •
  changes in regulations impacting interchange fees;

  •
  changes in card association or network organization rules;

  •
  our ability to protect against unauthorized disclosure of cardholder data;

  •
  fluctuations in customer retention rates;

  •
  general economic conditions;

  •
  our ability to promote our brand;

  •
  our reliance on outsourced customer service providers; and

  •
  our ability to protect our intellectual property rights.

          These and other factors are more fully discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not intend to update any of these forward-looking statements to reflect future events or circumstances.

INDUSTRY DATA

          Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. Our internal research has not been verified by any independent source and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering will be approximately $21.3 million, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

          We may use a portion of the net proceeds from this offering to repay outstanding borrowings under our new credit facility. On September 24, 2010, we borrowed $58.5 million under our new credit facility and used all of the funds to repay in full the amounts owed under our old term loan facility. The new credit facility has a maturity in September 2015. The outstanding borrowings under the new credit facility bear interest, at our election, as either base rate (Base Rate) or Eurodollar loans:

  •
  Eurodollar loans will bear interest at the adjusted LIBOR for the interest period in effect for such borrowings plus a spread of 2.50% to 3.25% based on our leverage ratio.

  •
  Base Rate loans will bear interest at the base rate plus a spread of 1.50% to 2.25% based on our leverage ratio.

          We intend to use the remainder of the net proceeds for general corporate purposes, including to fund working capital. We may also use a portion of the net proceeds to expand our current business through strategic alliances involving, or acquisitions of, other assets or businesses that are complementary to ours. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending use of the net proceeds, as described above, we plan to invest the net proceeds in a variety of capital preservation investments, including investment-grade, short-term, interest-bearing securities.

          This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business.

 DIVIDEND POLICY

          We do not expect to pay dividends in the foreseeable future. We currently intend to retain all of our future earnings to fund the operation, development and expansion of our business. In addition, our new credit facility contains certain limitations on our ability to pay cash dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions and other factors that our board of directors deems relevant.

          In connection with our acquisition of Skylight, on July 7, 2008, our board of directors declared a special cash dividend of approximately $30 million on shares of our Class A Common Stock, Class B common stock and Series A Preferred Stock. The record date for the dividend was July 14, 2008 and the dividend was paid in two tranches: $25 million in July 2008 and $5 million in March 2009.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

  •
  on an actual basis; and

  •
  on a pro forma basis to give further effect to the sale by us in this offering of 2,272,727 shares of our common stock and the sale by selling stockholders of 1,092,431 shares of our common stock upon exercise of options and warrants at the initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" on page 35 for additional information regarding our intended use of the net proceeds from this offering.

          This table should be read in conjunction with our "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro forma
	(in thousands, except share amounts)
Cash and cash equivalents	$15,384	$36,669

Long-term debt, net of current portion:
Revolving credit facility	$—	$—
Term loan	45,000	45,000
Capital lease	694	694

Total long-term debt, net of current portion	45,694	45,694
Stockholders' equity:
Class A Common Stock, $0.001 par value; 150,000,000 shares authorized (actual) 225,000,000 shares authorized (pro forma); 77,331,810 shares issued less 3,370,000 shares held in treasury (actual); 84,207,241 shares issued less 3,370,000 shares held in treasury (pro forma)(1)	77	84
Class B common stock, $0.001 par value; 15,000,000 shares authorized; 10,449,230 shares issued (actual); 6,938,957 shares issued (pro forma)(1)	11	7
Treasury stock	(11,374)	(11,374)
Additional paid-in capital	122,719	144,001
Accumulated other comprehensive income	823	823
Retained earnings	6,373	6,373

Total stockholders' equity	118,629	139,914

Total capitalization	$164,323	$185,608

(1)
Assumes the conversion of 3,510,273 shares of our Class B Common Stock into shares of our Class A Common Stock, all of which were outstanding as of June 30, 2010.

          The table above does not include:

  •
  11,168,708 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 under our 2004 Plan at a weighted average exercise price of $3.38 per share, other than the options being net exercised by selling stockholders for 573,610 shares of common stock in connection with this offering;

  •
  315,511 shares of restricted common stock outstanding as of June 30, 2010;

  •
  1,843,479 additional shares of common stock reserved as of June 30, 2010 for future issuance under our 2004 Plan; and

  •
  722,597 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $1.69 per share, all of which have been exercised or expire upon consummation of this offering, other than the warrants being net exercised by selling stockholders for 518,821 shares of common stock in connection with this offering.

DILUTION

          If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price of $11.00 per share and the adjusted net tangible book value per share of our common stock after this offering.

          At June 30, 2010, the net tangible book value of our common stock was approximately $(37.3) million, or approximately $(0.44) per share. We calculate our net tangible book value per share as total assets less intangible assets and total liabilities, divided by the number of shares of our common stock outstanding on June 30, 2010.

          After giving effect to the sale of 2,272,727 shares of our common stock offered by us at the initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value at June 30, 2010 would have been approximately $(16.1) million, or approximately $(0.18) per share. This amount represents an immediate increase in net tangible book value of approximately $0.26 per share to our existing stockholders and an immediate dilution in net tangible book value of $11.18 per share to new investors purchasing shares of our common stock in this offering.

          The following table illustrates this dilution without giving effect to the option to purchase additional shares granted to the underwriters.

Initial public offering price per share		$11.00
Net tangible book value per share at June 30, 2010	$(0.44)
Increase in net tangible book value per share attributable to new investors	0.26

Adjusted net tangible book value per share after this offering		(0.18)

Dilution in net tangible book value per share to new investors		$11.18

          The following table sets forth as of June 30, 2010, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at the initial public offering price of $11.00 per share.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	85,503,471	97.4%	$161,153,000	86.6%	$1.88
New investors	2,272,727	2.6	25,000,000	13.4	11.00

Total	87,776,198	100.0%	$186,153,000	100.0%

          The number of shares of our common stock held by existing stockholders and to be outstanding following this offering is based on 84,411,040 shares of our common stock outstanding as of June 30, 2010 and:

  •
  includes 1,092,431 shares issuable upon the exercise of options and warrants by selling stockholders identified in this prospectus;

  •
  excludes 11,168,708 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 under our 2004 Plan at a weighted average exercise price of $3.38 per share, other than the options being net exercised by selling stockholders for 573,610 shares of common stock in connection with this offering;

  •
  excludes 315,511 shares of restricted common stock outstanding as of June 30, 2010;

  •
  excludes 1,843,479 additional shares of common stock reserved as of June 30, 2010 for future issuance under our 2004 Plan; and

  •
  excludes 722,597 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $1.69 per share, all of which have been exercised or expire upon consummation of this offering, other than the warrants being net exercised by selling stockholders for 518,821 shares of common stock in connection with this offering.

          To the extent any of these outstanding options or warrants is exercised, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of June 30, 2010, the adjusted net tangible book value per share after this offering would be $0.19 and total dilution per share to new investors would be $10.81.

          If the underwriters exercise their option to purchase additional shares in full:

  •
  the percentage of shares of common stock held by existing stockholders will decrease to approximately 76% of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to 21,661,615, or approximately 24% of the total number of shares of our common stock outstanding after this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

          The tables below set forth selected consolidated financial data for the periods indicated. The consolidated balance sheet data as of December 31, 2008 and 2009 and statement of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements of NetSpend Holdings, Inc. for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2006 and 2007 and statement of operations data for the year ended December 31, 2006 have been derived from the audited consolidated financial statements of NetSpend Holdings, Inc. for the years ended December 31, 2006 and 2007 not included in this prospectus. The consolidated balance sheet and statement of operations data as of and for the year ended December 31, 2005 have been derived from the unaudited consolidated financial statements of NetSpend Holdings, Inc. for the year ended December 31, 2005 not included in this prospectus. The consolidated balance sheet and statement of operations data as of and for the six months ended June 30, 2009 and 2010 have been derived from the unaudited condensed consolidated financial statements of NetSpend Holdings, Inc. included elsewhere in this prospectus. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 45, and our consolidated financial statements and related notes beginning on page F-1. The unaudited selected consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods.

          Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

Statement of Operations Data

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited) 2005					(unaudited)
		2006	2007	2008	2009	2009	2010
	(in thousands, except per share amounts)
Revenues	$45,703	$76,526	$128,597	$183,170	$225,000	$109,636	$136,967
Direct operating costs	24,185	46,108	57,294	80,216	106,572	51,826	63,017
Other operating expenses	19,957	30,063	46,020	76,983	92,842	46,849	49,115
Goodwill and intangible asset impairment	—	—	—	26,285	—	—	—
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300
Operating income (loss)	1,561	355	25,283	(314)	35,815	21,190	20,535
Income (loss) before income taxes	970	773	24,094	(4,338)	30,677	18,464	18,524
Provision for income taxes	251	861	9,368	7,307	12,503	7,386	7,460
Net income (loss)	719	(88)	14,726	(11,645)	18,174	11,078	11,064
Net income (loss) per share for Class A and Class B Common Stock:
Basic	$0.01	$(0.01)	$(2.47)	$(0.74)	$0.21	$0.13	$0.13
Diluted	$0.01	$(0.01)	$(2.47)	$(0.74)	$0.21	$0.13	$0.13

Balance Sheet Data

	As of December 31,					As of June 30,
	(unaudited) 2005	2006	2007	2008	2009	(unaudited) 2010
	(in thousands)
Cash and cash equivalents	$11,702	$20,678	$30,141	$21,490	$21,154	$15,384
Total assets	82,667	96,909	109,734	216,747	222,285	218,637
Long-term debt, net of current portion	—	—	42,000	76,875	51,979	45,694
Total stockholders' equity	66,223	67,870	35,544	88,345	109,352	118,629

Other Financial and Operating Data

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited) 2005					(unaudited)
		2006	2007	2008	2009	2009	2010
	(dollars in thousands)
Adjusted EBITDA(1)	$4,188	$5,200	$31,288	$37,343	$40,367	$18,442	$33,920
Adjusted net income(2)	$2,496	$(458)	$16,644	$7,800	$16,854	$7,509	$16,370
Number of active cards (at period end)(3)	545,338	861,115	1,188,201	1,577,767	1,868,341	1,640,017	2,037,515
Gross dollar volume(4)	$1,313,758	$2,357,852	$3,686,554	$5,690,842	$7,570,339	$3,703,370	$4,915,607
Percentage of active cards with direct deposit(5)	9.0%	11.1%	13.9%	22.9%	27.6%	24.4%	30.2%

(1)
We use a non-GAAP financial metric that we label "Adjusted EBITDA" to evaluate our financial performance. We compute Adjusted EBITDA by adjusting net income or net loss to remove the effect of income and expenses related to interest, taxes, depreciation and amortization ("EBITDA"), and then adjusting for stock-based compensation, and non-recurring gains and losses. We believe that Adjusted EBITDA is an important metric for the following reasons:

  •
  It provides a meaningful comparison of our operating results over several periods because it removes the impact of income and expense items that are not a direct result of our core operations, such as goodwill and intangible impairments, legal settlements and one-time settlement gains;

  •
  We use it as a tool to assist in our planning for the effect of strategic operating decisions and for the prediction of future operating results;

  •
  It functions as a threshold target for our company-wide employee bonus compensation; and

  •
  We use it to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

The following is a reconciliation of our net income (loss) for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 to Adjusted EBITDA.

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited) 2005					(unaudited)
		2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$719	$(88)	$14,726	$(11,645)	$18,174	$11,078	$11,064
Interest income	(164)	(452)	(876)	(384)	(32)	(27)	(46)
Interest expense	48	34	2,065	4,408	5,170	2,753	2,057
Income tax expense	251	861	9,368	7,307	12,503	7,386	7,460
Depreciation and amortization	3,321	3,988	5,251	8,899	10,297	5,144	6,075

EBITDA	4,175	4,343	30,534	8,585	46,112	26,334	26,610
Stock-based compensation expense	13	857	754	2,473	4,484	2,337	3,010
Goodwill and acquired intangible asset impairment	—	—	—	26,285	—	—	—
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300

Adjusted EBITDA	$4,188	$5,200	$31,288	$37,343	$40,367	$18,442	$33,920

Settlement (gains) and other losses during the six months ended June 30, 2009 relate to $9.0 million of recoveries of excess funds from our issuing banks for fee and chargeback recoveries and $1.2 million resulting from the settlement of certain litigation. Settlement (gains) and other losses during the six months ended June 30, 2010 relate to a $3.5 million loss related to a patent infringement dispute and a $0.8 million loss associated with a contractual dispute with a vendor.

Our Adjusted EBITDA is not necessarily comparable to what other companies define as Adjusted EBITDA. In addition, Adjusted EBITDA is not a measure defined by U.S. GAAP and should not be considered as a substitute for or alternative to net income, operating income, cash flows from operating activities or other financial information as determined by U.S. GAAP. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

(2)
In addition to Adjusted EBITDA, we use a second non-GAAP financial metric that we label "Adjusted Net Income" to evaluate our financial performance. We compute Adjusted Net Income by adjusting net income or net loss to remove tax-effected amortization expense, stock-based compensation and other non-recurring gains and losses and we believe it is an important metric that is useful to our board of directors, management and investors for the following reasons:

  •
  Assets being depreciated will often have to be replaced in the future and Adjusted EBITDA does not reflect any expenditure for these items;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the payments necessary to service interest payments on our debt;

  •
  Adjusted Net Income provides a meaningful comparison of our operating results over several periods because it removes the impact of income and expense items that are not a direct result of our core operations, such as goodwill and intangible impairments, legal settlements and one-time settlement gains; and

  •
  We believe Adjusted Net Income measurements are used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

By providing this non-GAAP financial measure, together with the below reconciliation, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. The following is a reconciliation of our net income (loss), the most comparable GAAP measure, for the six months ended June 30, 2009 and 2010, and the years ended December 31, 2005, 2006, 2007, 2008 and 2009 to Adjusted Net Income.

	Year Ended December 31,					Six Months Ended June 30,
	(unaudited) 2005					(unaudited)
		2006	2007	2008	2009	2009	2010
	(in thousands)
Net income (loss)	$719	$(88)	$14,726	$(11,645)	$18,174	$11,078	$11,064
Stock-based compensation expense	13	857	754	2,473	4,484	2,337	3,010
Goodwill and acquired intangible asset impairment	—	—	—	26,285	—	—	—
Amortization	2,385	2,385	2,385	3,224	3,516	1,944	1,577
Settlement (gains) and other losses	—	—	—	—	(10,229)	(10,229)	4,300

Total pre-tax adjustments	2,398	3,242	3,139	31,982	(2,229)	(5,948)	8,887
Tax rate	25.9%	111.4%	38.9%	39.2%	40.8%	40.0%	40.3%
Tax adjustment	621	3,612	1,221	12,537	(909)	(2,379)	3,581

Adjusted net income	$2,496	$(458)	$16,644	$7,800	$16,854	$7,509	$16,370

Settlement (gains) and other losses during the six months ended June 30, 2009 relate to $9.0 million of recoveries of excess funds from our issuing banks for fee and chargeback recoveries and $1.2 million resulting from the settlement of certain litigation. Settlement (gains) and other losses during the six months ended June 30, 2010 relate to a $3.5 million loss related to a patent infringement dispute and a $0.8 million loss associated with a contractual dispute with a vendor.

The 2008 tax rate was adjusted to remove the impact of the goodwill impairment charge recorded during 2008 in order to establish the rate used to book taxes in the absence of this impairment charge consistent with the pre-tax adjustments used to calculate adjusted net income.

Our Adjusted Net Income is not necessarily comparable to what other companies define as Adjusted Net Income. In addition, Adjusted Net Income is not a measure defined by U.S. GAAP and should not be considered as a substitute for or alternative to net income, operating income, cash flows from operating activities or other financial information as determined by U.S. GAAP. Our presentation of Adjusted Net Income should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

(3)
Number of active cards represents the total number of our GPR card accounts that have had a PIN- or signature-based transaction, a load transaction at a retailer location or an ATM withdrawal within the previous 90 days.

(4)
Gross dollar volume represents the total volume of debit transactions and cash withdrawals made using our GPR cards.

(5)
Percentage of active cards with direct deposit represents the percentage of our active cards that have had a direct deposit load within the previous 90 days.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

          NetSpend is a leading provider of general-purpose reloadable prepaid debit cards, or GPR cards, and related alternative financial services to underbanked consumers in the U.S. We empower underbanked consumers by providing innovative and affordable financial products and services tailored to meet their particular financial services needs and preferences in a manner that traditional banking institutions have historically not met. In addition, our products and services provide our retail distributors an opportunity to enhance their customer relationships and generate incremental, ongoing revenue streams.

          We have built an extensive and diverse distribution and reload network in the U.S. to support the marketing and ongoing use of our GPR cards. We market our cards through multiple channels, including retail distributors, direct-to-consumer and online marketing programs, and corporate employers as an alternative method of wage payment for their employees. Beginning in 2008, we decided to focus primarily on our GPR cards, and we ceased marketing gift cards entirely as of August 21, 2010.

          We have developed a proprietary, fully-integrated operational and technology platform. Our in-house platform is end-to-end in that it encompasses the critical functions required for us to acquire cardholders, process transactions, maintain account-level data, communicate with cardholders, manage risk, ensure regulatory compliance and connect to our issuing banks and distributors. These integrated capabilities allow us to customize our products and services for different markets, distribution channels and customer segments. Further, by processing transactions on our own platform, we gain unique and extensive insight into the attitudes, characteristics and purchasing behavior of underbanked consumers. Our processing platform is scalable, which will allow us to increase our profitability as our number of active cards and the volume of the transactions we process increase.

          We have agreements with FDIC-insured depository institutions that serve as the issuers of our MasterCard- and Visa-branded GPR cards. Our cardholders may use their GPR card to make purchase transactions at any merchant that participates in the MasterCard, Visa or PULSE networks and to withdraw funds from participating automated teller machines, or ATMs. MetaBank, which has been one of our issuing banks since 2005, is a federal savings bank and a leading issuer of prepaid debit cards. In January 2010, we agreed to promote MetaBank as a preferred issuing bank and MetaBank agreed to promote us as a preferred program manager. In order to further align our strategic interests with MetaBank, we also acquired approximately 4.9% of the outstanding equity interests in Meta Financial Group, Inc., MetaBank's holding company.

          Our operating company and predecessor, NetSpend Corporation, was incorporated in Texas in 1999. In May 2004, Oak Investment Partners acquired a controlling equity interest in our operating company through a recapitalization transaction pursuant to which we, as a newly-formed holding company incorporated in Delaware, acquired all of the capital stock of NetSpend Corporation. In

2008 we acquired Skylight Financial, Inc., or Skylight, a payroll card provider, in a stock-for-stock merger.

Key Business Metrics

          As a leading provider of GPR cards and related alternative financial services to underbanked consumers, we evaluate a number of business metrics to monitor our performance and manage our business. We believe the following metrics are the primary indicators of our performance.

          Number of Active Cards — represents the total number of our GPR cards that have had a personal identification number, or PIN, or signature-based purchase transaction, a load transaction at a retailer location or an ATM withdrawal within the previous 90 days. We had approximately 1.2 million, 1.6 million, 1.9 million, and 2.0 million active cards as of December 31, 2007, December 31, 2008, December 31, 2009, and June 30, 2010, respectively.

          Percentage of Active Cards with Direct Deposit — represents the percentage of our active cards that have had a direct deposit load within the previous 90 days. The percentage of our active cards that were direct deposit active cards as of December 31, 2007, December 31, 2008, December 31, 2009, and June 30, 2010, was 13.9%, 22.9%, 27.6% and 30.2%, respectively.

          Gross Dollar Volume (GDV) — represents the total dollar volume of debit transactions and cash withdrawals made using our GPR cards. Our gross dollar volume was $3.7 billion, $5.7 billion and $7.6 billion for the years ended December 31, 2007, December 31, 2008, and December 31, 2009, respectively, and $3.7 billion and $4.9 billion for the six months ended June 30, 2009 and June 30, 2010, respectively. Approximately 40.4%, 53.5% and 64.4% of the gross dollar volume for the years ended December 31, 2007, December 31, 2008, and December 31, 2009, respectively, was made using active cards with direct deposit. Approximately 62.1% and 69.0% of the gross dollar volume for the six months ended June 30, 2009 and June 30, 2010, respectively, was made using active cards with direct deposit.

Key Components of Our Results of Operations

Operating Revenues

          Our operating revenues primarily consist of compensation for the services we provide to our issuing banks resulting from service fees and interchange revenue.

          Our cardholders are charged fees in connection with the products and services we provide, as follows:

  •
  Transactions — Cardholders are typically charged a fee for each PIN and signature-based purchase transaction made using their GPR cards, unless the cardholder is on a monthly or annual service plan, in which case the cardholder is instead charged a monthly or annual subscription fee, as applicable. Cardholders are also charged fees for ATM withdrawals and other transactions conducted at ATMs.

  •
  Customer Service and Maintenance — Cardholders are typically charged fees for balance inquiries made through our customer service. Cardholders are also charged a monthly maintenance fee after a specified period of inactivity.

  •
  Additional Products and Services — Cardholders are charged fees associated with additional products and services offered in connection with certain of our GPR cards, including overdraft protection through our issuing banks, a variety of bill payment options, and card-to-card transfers of funds through our customer service.

  •
  Other — Cardholders are charged fees in connection with the activation of our GPR cards and gift cards at retailers.

          Our operating revenues also include fees charged to retail distributors in connection with the reload of our GPR cards at retailers, fees charged in connection with a third party processing services agreement with a large national bank that we terminated effective 2009, as well as interest earned, if any, on cardholder funds maintained at one of our issuing banks. Under our current arrangement with such issuing bank, we would only be entitled to receive interest on cardholder funds if market interest rates rose significantly above current levels.

          The Federal Reserve Board recently amended Regulation E, limiting the ability of financial institutions to assess overdraft fees on a cardholder's account unless the cardholder "opts-in" for these services. In 2009, overdraft revenue pursuant to programs under which the cardholder was not required to opt in represented approximately 6% of our operating revenues. While the impact of this change is difficult to assess, we expect our overdraft revenues to decline as a percentage of our operating revenues.

          We earn interchange revenues from a portion of the interchange fees remitted by merchants when cardholders make purchase transactions using our prepaid debit cards. Interchange fees are fixed by the card associations and network organizations. Interchange revenues are recognized net of sponsorship, licensing and processing fees charged by the card associations and network organizations for services they provide in processing purchase transactions routed through their networks.

Operating Expenses

          We classify our operating expenses into the following categories:

          Direct Operating Costs — Direct operating costs consist primarily of the commissions we pay to members of our distribution and reload network for their services, ATM processing fees, card supply costs, cardholder and other losses related to our card programs, customer verification costs, customer service costs and fees paid to our issuing banks. These costs are driven by transaction volumes and the number of active cards.

          Salaries, Benefits and Other Personnel Costs — Salaries, benefits, and other personnel costs consist of the compensation costs associated with our employees, including base salaries, benefits, bonus compensation and stock-based compensation. This excludes any personnel costs associated with customer service, which are included in direct operating costs.

          Advertising, Marketing and Promotion Costs — Advertising, marketing, and promotion costs primarily consist of the costs of marketing programs including direct-to-consumer and internet advertising to potential cardholders, promotional events run in conjunction with our distributors, conferences, trade shows and marketing materials.

          Other General and Administrative Costs — Other general and administrative costs primarily consist of costs for legal, accounting, information technology, travel, facility and other corporate expenses.

          Depreciation and Amortization — Depreciation and amortization consists of depreciation of our long-lived assets and amortization of finite-lived intangibles.

Other Income (Expense)

          Other income (expense) primarily consists of interest income and interest expense. Interest income represents interest we receive on our cash and cash equivalents. Interest expense is associated with our long-term debt and capital leases.

Income Tax Expense

          Income tax expense primarily consists of corporate income taxes related to profits resulting from our ongoing operations.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Operating Revenues	$128,597	$183,170	$225,000
Operating Expenses
Direct operating costs	57,294	80,216	106,572
Salaries, benefits, and other personnel costs	21,288	35,034	46,668
Advertising, marketing, and promotion costs	9,380	11,999	13,803
Other general and administrative costs	10,101	21,051	22,074
Depreciation and amortization	5,251	8,899	10,297
Goodwill and acquired intangible asset impairment	—	26,285	—
Settlement gains	—	—	(10,229)

Total operating expenses	103,314	183,484	189,185

Operating income (loss)	25,283	(314)	35,815
Other Income (Expense)
Interest income	876	384	32
Interest expense	(2,065)	(4,408)	(5,170)

Total other expense	(1,189)	(4,024)	(5,138)

Income (loss) before income taxes	24,094	(4,338)	30,677
Provision for income taxes	9,368	7,307	12,503

Net income (loss)	$14,726	$(11,645)	$18,174

	As a Percentage of Total Operating Revenues
	Year Ended December 31,
	2007	2008	2009
Operating Revenues	100.0%	100.0%	100.0%
Operating Expenses
Direct operating costs	44.6	43.8	47.4
Salaries, benefits, and other personnel costs	16.6	19.1	20.7
Advertising, marketing, and promotion costs	7.3	6.6	6.1
Other general and administrative costs	7.8	11.5	9.8
Depreciation and amortization	4.0	4.8	4.6
Goodwill and acquired intangible asset impairment	—	14.4	—
Settlement gains	—	—	(4.5)

Total operating expenses	80.3	100.2	84.1

Operating income (loss)	19.7	(0.2)	15.9
Other Income (Expense)
Interest income	0.7	0.2	—
Interest expense	(1.6)	(2.4)	(2.3)

Total other expense	(0.9)	(2.2)	(2.3)

Income (loss) before income taxes	18.8	(2.4)	13.6
Provision for income taxes	7.3	4.0	5.5

Net income (loss)	11.5%	(6.4)%	8.1%

	Six Months Ended June 30,
	(unaudited)
	2009	2010
	(in thousands)
Operating Revenues	$109,636	$136,967
Operating Expenses
Direct operating costs	51,826	63,017
Salaries, benefits, and other personnel costs	23,557	26,583
Advertising, marketing, and promotion costs	6,173	7,369
Other general and administrative costs	11,975	9,088
Depreciation and amortization	5,144	6,075
Settlement (gains) and other losses	(10,229)	4,300

Total operating expenses	88,446	116,432

Operating income	21,190	20,535
Other Income (Expense)
Interest income	27	46
Interest expense	(2,753)	(2,057)

Total other expense	(2,726)	(2,011)

Income before income taxes	18,464	18,524
Provision for income taxes	7,386	7,460

Net income	$11,078	$11,064

	As a Percentage of Total Operating Revenues
	Six Months Ended June 30,
	2009	2010
Operating Revenues	100.0%	100.0%
Operating Expenses
Direct operating costs	47.3	46.1
Salaries, benefits, and other personnel costs	21.5	19.4
Advertising, marketing, and promotion costs	5.6	5.4
Other general and administrative costs	10.9	6.6
Depreciation and amortization	4.7	4.4
Goodwill and acquired intangible asset impairment	—	—
Settlement (gains) and other losses	(9.3)	3.1

Total operating expenses	80.7	85.0

Operating income	19.3	15.0
Other Income (Expense)
Interest income	—	—
Interest expense	(2.5)	(1.5)

Total other expense	(2.5)	(1.5)

Income before income taxes	16.8	13.5
Provision for income taxes	6.7	5.4

Net income	10.1%	8.1%

Comparison of Six Months Ended June 30, 2009 and 2010 (unaudited)

Operating Revenues

          Operating Revenues — Our operating revenues totaled $137.0 million in the six months ended June 30, 2010, an increase of $27.3 million, or 24.9%, from the comparable period in 2009. Service fee revenue represented approximately 78.5% of our revenue for the six months ended June 30, 2010 with the balance of our revenue consisting of interchange. Service fee revenue increased $19.0 million, or 21.4%, from $88.6 million in the six months ended June 30, 2009 to $107.6 million in the comparable period in 2010. The substantial portion of the increase in service fee revenue was driven by an increase in transaction volume resulting from a 24.2% increase in the average number of active cards outstanding during the six months ended June 30, 2010 compared to the same period in the prior year. To a lesser extent, service fee revenue increased due to the introduction of new products to our cardholder base and increased use of the overdraft feature offered to some of our cardholders through our issuing banks. These increases in service fee revenue were offset by modest declines in revenue generated by customer service activities and other revenue.

          Interchange revenue represented approximately 21.5% of our operating revenues for the six months ended June 30, 2010. Interchange revenue increased $8.4 million, or 39.9%, from $21.0 million in the six months ended June 30, 2009 to $29.4 million in the comparable period in 2010. The increase in interchange revenue was driven primarily by the increase in transaction volume.

          Our total operating revenues of $137.0 million in the six months ended June 30, 2010 were comprised of $133.0 million related to our GPR cards and the remaining $4.0 million related to our gift cards. Our GPR card related revenues increased by $31.1 million, or 30.6%, from the comparable period in 2009. Our gift card related revenues decreased by $3.8 million, or 48.7%, from the comparable period in 2009 as a result of our decision in 2008 to focus primarily on our core GPR card product. We ceased marketing gift cards entirely as of August 21, 2010.

Operating Expenses

          The following table presents the breakdown of operating expenses among direct operating costs, personnel costs, other general and administrative costs, advertising and marketing costs, depreciation and amortization, and other components of operating expenses:

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	Amount	Percentage of Total Operating Revenues	Amount	Percentage of Total Operating Revenues	Change
	(in thousands)		(in thousands)		(in thousands)
Operating Expenses
Direct operating costs	$51,826	47.3%	$63,017	46.1%	$11,191
Salaries, benefits, and other personnel costs	23,557	21.5	26,583	19.4	3,026
Advertising, marketing, and promotion costs	6,173	5.6	7,369	5.4	1,196
Other general and administrative costs	11,975	10.9	9,088	6.6	(2,887)
Depreciation and amortization	5,144	4.7	6,075	4.4	931
Settlement (gains) and other losses	(10,229)	(9.3)	4,300	3.1	14,529

Total operating expenses	$88,446	80.7%	$116,432	85.0%	$27,986

          Direct Operating Costs — Our direct operating costs were $63.0 million in the six months ended June 30, 2010, an increase of $11.2 million, or 21.6%, from the comparable period in 2009. This increase was primarily the result of an increase in commissions we paid to our distributors and an increase in ATM processing fees, all resulting from an increase in the number of our active cards and the corresponding increase in GDV.

          Salaries, Benefits, and Other Personnel Costs — Our salaries, benefits, and other personnel costs were $26.6 million in the six months ended June 30, 2010, an increase of $3.0 million, or 12.8%, from the comparable period in 2009. This increase was primarily the result of a 1.3% increase in non-customer service headcount, a $1.3 million increase in annual bonus expense resulting from our 2010 performance and a $0.7 million increase in stock-based compensation.

          Advertising, Marketing, and Promotion Costs — Our advertising, marketing, and promotion costs were $7.4 million in the six months ended June 30, 2010, an increase of $1.2 million, or 19.4%, from the comparable period in 2009. This period-over-period increase was primarily the result of a $0.5 million increase in marketing costs related to our direct-to-consumer and online marketing programs, as well as an increase in amounts paid for sales incentives programs with our retail distributors and other advertising expenses.

          Other General and Administrative Costs — Our other general and administrative costs were $9.1 million in the six months ended June 30, 2010, a decrease of $2.9 million, or 24.1%, from the comparable period in 2009. This decrease was primarily the result of a $1.4 million decline in legal and other professional expenses as well as a $1.6 million decline in non-capitalizable IT professional service expenses resulting from the completion of significant financial infrastructure software development in 2009.

          Depreciation and Amortization — Our depreciation and amortization costs were $6.1 million in the six months ended June 30, 2010, an increase of $0.9 million, or 18.1%, from the comparable period in 2009. This increase was primarily the result of significant investments in operational and financial infrastructure software that were placed in service in the second half of 2009 and first half of 2010.

          Settlement (Gains) and Other Losses — We recognized $10.2 million of settlement gains in the six months ended June 30, 2009, which related to $9.0 million of recoveries of excess funds from our issuing banks for fee and chargeback recoveries and $1.2 million resulting from the settlement of certain litigation. During the six months ended June 30, 2010, we recognized a $3.5 million loss related to a patent infringement dispute and a $0.8 million loss associated with a contractual dispute with a vendor.

Income Tax Expense

          The following table presents the breakdown of our effective tax rate among federal, state, and other:

	Six Months Ended June 30,
	2009	2010
U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	2.7	4.5
Other	2.3	0.8

Income tax expense	40.0%	40.3%

          Our total income tax expense was $7.5 million during the six months ended June 30, 2010, an increase of $0.1 million from the same period in 2009, which was primarily the result of a period-over-period increase in our taxable income. Our effective tax rate increased by approximately 0.3% from the six months ended June 30, 2009 to the comparable period in 2010 primarily due to an increase in state taxes as a result of increases in apportionment percentages for the states in which we file.

Comparison of Fiscal 2008 and 2009

Operating Revenues

          Operating Revenues — Our operating revenues totaled $225.0 million in fiscal 2009, an increase of $41.8 million, or 22.8%, from fiscal 2008. Service fee revenue represented approximately 80.7% of our revenue for fiscal 2009 with the balance of our revenue consisting of interchange. Service fee revenue increased $29.5 million, or 19.4%, from fiscal 2008 to fiscal 2009. $16.7 million of the $29.5 million year-over-year increase in service fee revenues resulted from the inclusion of a full year of Skylight's operating results in fiscal 2009, as compared to the inclusion of only six months of Skylight's operating results in fiscal 2008. The remainder of this year-over-year increase was primarily the result of increased transaction fees charged to cardholders and increased fees for additional products and services unrelated to the Skylight acquisition, primarily resulting from a 15.3% increase in the average number of our active cards outstanding. $6.7 million of the increase in transaction fees was caused by rate changes in the fees charged for domestic ATM transactions. These increases were offset by a decrease in customer service and maintenance fees unrelated to the Skylight acquisition, caused primarily by decreased gift maintenance as we focused our business on our core GPR card product. Finally, there was a decrease of $5.0 million in other revenues caused by decreased third-party processing services under an agreement with a large national bank that we terminated in 2008 effective in 2009.

          Interchange revenue represented approximately 19.3% of our revenue for fiscal 2009. Interchange revenue increased $12.3 million, or 39.7%, from fiscal 2008 to fiscal 2009. $0.8 million of the $12.3 million year-over-year increase in our interchange revenues resulted from the inclusion of a full year of Skylight's operating results in fiscal 2009, as compared to approximately six months of Skylight's operating results in fiscal 2008. The remainder of this increase was primarily the result of a year-over-year increase in the average number of active cards outstanding.

          Our total operating revenues of $225.0 million in fiscal 2009 was comprised of $211.6 million related to our GPR cards and the remaining $13.4 million related to our gift cards. Our GPR card related revenues increased by $52.8 million, or 33.2%, from the comparable period in 2008. Our gift card related revenues decreased by $11.0 million, or 45.1%, from the comparable period in 2008 as a result of our decision in 2008 to focus primarily on our core GPR card product. We ceased marketing gift cards entirely as of August 21, 2010.

Operating Expenses

          The following table presents the breakdown of operating expenses among direct operating costs, personnel costs, other general and administrative costs, advertising and marketing costs, depreciation and amortization, and other components of operating expenses:

	Year Ended December 31,
	2008		2009
	Amount	Percentage of Total Operating Revenues	Amount	Percentage of Total Operating Revenues	Change
	(in thousands)		(in thousands)		(in thousands)
Operating Expenses
Direct operating costs	$80,216	43.8%	$106,572	47.4%	$26,356
Salaries, benefits, and other personnel costs	35,034	19.1	46,668	20.7	11,634
Advertising, marketing, and promotion costs	11,999	6.6	13,803	6.1	1,804
Other general and administrative costs	21,051	11.5	22,074	9.8	1,023
Depreciation and amortization	8,899	4.8	10,297	4.6	1,398
Goodwill and acquired intangible asset impairment	26,285	14.4	—	—	(26,285)
Settlement (gains)	—	—	(10,229)	(4.5)	(10,229)

Total operating expenses	$183,484	100.2%	$189,185	84.1%	$5,701

          Direct Operating Costs — Our direct operating costs were $106.6 million in fiscal 2009, an increase of $26.4 million, or 32.9%, from fiscal 2008. $7.7 million of this increase was the result of the inclusion of a full year of Skylight's operating results in fiscal 2009, as compared to the inclusion of approximately six months of Skylight's operating results in fiscal 2008. The remaining $18.7 million of this year-over-year increase was primarily the result of an increase in commissions we paid to our distributors, an increase in ATM processing fees resulting from an increase in the number of ATM transactions made using our cards, and an increase in card supply costs as we expanded our distribution network and direct-to-consumer marketing programs. From 2008 to 2009, our direct operating costs increased as a percentage of revenues from 43.8% to 47.4%, which was primarily the result of an increase in card supply costs as a percentage of revenues as we expanded our direct-to-consumer marketing programs, and an increase in distributor commission rates as we renewed long-term distributor agreements.

          Salaries, Benefits, and Other Personnel Costs — Our salaries, benefits, and other personnel costs were $46.7 million in fiscal 2009, an increase of $11.6 million, or 33.2%, from fiscal 2008. $4.0 million of this increase was the result of the inclusion of a full year of Skylight's operating results in fiscal 2009, as compared to the inclusion of approximately six months of Skylight's operating results in fiscal 2008. The remainder of this year-over-year increase was primarily the result of an increase in salary and benefit costs resulting from an 18.1% increase in non-customer service headcount, from 288 employees to 340 employees, and a $1.5 million increase in stock-based compensation.

          Advertising, Marketing, and Promotion Costs — Our advertising, marketing, and promotion costs were $13.8 million in fiscal 2009, an increase of $1.8 million, or 15.0%, from fiscal 2008. This year-over-year increase was primarily the result of a $2.4 million increase in marketing costs related to our purchase of customer leads as we expanded our direct-to-consumer and online marketing programs.

          Other General and Administrative Costs — Our other general and administrative costs were $22.1 million in fiscal 2009, an increase of $1.0 million, or 4.9%, from fiscal 2008. This year-over-year increase was caused by the inclusion of a full year of Skylight's operating results in fiscal 2009, as compared to approximately six months of activity in fiscal 2008.

          Depreciation and Amortization — Our depreciation and amortization costs were $10.3 million in fiscal 2009, an increase of $1.4 million, or 15.7%, from fiscal 2008. $1.0 million of this increase was the result of the inclusion of a full year of amortization related to Skylight's intangible assets in fiscal 2009, as compared to the inclusion of approximately six months of amortization related to Skylight's intangible assets in fiscal 2008. The remainder of this increase was primarily the result of depreciation on our 2008 and 2009 capital expenditures of $10.7 million and $14.6 million, respectively.

          Goodwill and Acquired Intangible Asset Impairment — In 2008, we recognized $26.3 million in goodwill and intangible asset impairment related to our Skylight reporting unit. Goodwill and intangible assets with indefinite lives are tested for impairment annually or if an event occurs or conditions change that would more likely than not reduce the fair value below the carrying value. Based on a combination of comparative market multiples and discounted cash flow analyses, we determined that the carrying value of the goodwill attributed to the Skylight reporting unit exceeded its fair value by approximately $23.0 million and that that the carrying value of the Skylight tradename exceeded its fair value by $3.3 million. The impairment was caused by declining market conditions and the adverse business environment in which our Skylight reporting unit was then operating. There was no impairment of goodwill or intangible assets in 2009.

          Settlement Gains — We recognized $10.2 million of settlement gains during fiscal 2009, $9.0 million of which related to recoveries of excess funds from our issuing banks for historical fee and chargeback recoveries, with the remaining $1.2 million resulting from the MPower litigation settlement.

Income Tax Expense

          The following table presents the breakdown of our effective tax rate among federal, state and other:

	Year Ended December 31,
	2008	2009
U.S. Federal Income Tax	(35.0)%	35.0%
State income taxes, net of federal benefit	3.9	3.3
Other	199.5	2.4

Income Tax Expense	168.4%	40.7%

          Our income tax expense was $12.5 million in 2009, an increase of $5.2 million from fiscal 2008. Approximately $4.1 million of this increase relates to taxes due for gains on settlements recognized during fiscal 2009. The remainder of this increase is due to growth unrelated to the Skylight acquisition and increased income before taxes. The effective rate difference from 2008 to 2009 is primarily caused by the $26.3 million non-deductible goodwill and intangible asset impairment recognized during 2008.

Comparison of Fiscal 2007 and 2008

Operating Revenues

          Operating Revenues — Our operating revenues totaled $183.2 million in fiscal 2008, an increase of $54.6 million, or 42.4%, from fiscal 2007. Service fee revenue represented approximately 83.0% of our revenue for fiscal 2008 with the balance of our revenue consisting of interchange. Service fee revenue increased $45.5 million from $106.6 million in fiscal 2007 to $152.1 million in fiscal 2008. $10.7 million of the $45.5 million year-over-year increase in service fee revenue resulted from the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remainder of this year-over-year increase was primarily the result of an increase in transaction fees and customer service and maintenance fees, which resulted primarily from a 30.4% increase in the average number of our active cards outstanding. The year-over-year increase was also caused by a $3.2 million increase in fees charged in connection with a third-party processing services agreement.

          Interchange revenue represented approximately 17.0% of our revenue for fiscal 2008. Interchange revenue increased $9.1 million from $22.0 million in fiscal 2007 to $31.1 million in fiscal 2008. $1.0 million of the $9.1 million year-over-year increase in our interchange revenues resulted from the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remainder of this increase was primarily the result of a year-over-year increase in the average number of active cards outstanding.

Operating Expenses

          The following table presents the breakdown of operating expenses among direct operating costs, personnel costs, other general and administrative costs, advertising and marketing costs, depreciation and amortization, and other components of operating expenses:

	Year Ended December 31,
	2007		2008
	Amount	Percentage of Total Operating Revenues	Amount	Percentage of Total Operating Revenues	Change
	(in thousands)		(in thousands)		(in thousands)
Operating Expenses
Direct operating costs	$57,294	44.6%	$80,216	43.8%	$22,922
Salaries, benefits, and other personnel costs	21,288	16.6%	35,034	19.1%	13,746
Advertising, marketing, and promotion costs	9,380	7.3%	11,999	6.6%	2,619
Other general and administrative costs	10,101	7.8%	21,051	11.5%	10,950
Depreciation and amortization	5,251	4.0%	8,899	4.8%	3,648
Goodwill and acquired intangible asset impairment	—	—	26,285	14.4%	26,285

Total operating expenses	$103,314	80.3%	$183,484	100.2%	$80,170

          Direct Operating Costs — Our direct operating costs were $80.2 million in fiscal 2008, an increase of $22.9 million, or 40.0%, from fiscal 2007. $4.6 million of this increase was the result of the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remaining $18.3 million of this year-over-year increase was primarily the result of an increase in commissions we paid to our distributors, an increase in ATM processing fees, an increase in customer service costs, and an increase in card supply costs, all resulting from an increase in the number of our active cards and the corresponding increase in GDV and an increase in the amount of funds loaded onto our cards purchased through our retail distributors.

          Salaries, Benefits, and Other Personnel Costs — Our salaries, benefits, and other personnel costs were $35.0 million in fiscal 2008, an increase of $13.7 million, or 64.6%, from fiscal 2007. $3.7 million of this increase was the result of the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remainder of this year-over-year increase was primarily the result of increased salaries resulting from a 49.2% increase in our non-customer service headcount, from 193 to 288 employees, unrelated to our acquisition of Skylight.

          Advertising, Marketing, and Promotion Costs — Our advertising, marketing, and promotion costs were $12.0 million in fiscal 2008, an increase of $2.6 million, or 27.9%, from fiscal 2007. $1.0 million of this increase was the result of the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remaining year-over-year increase was primarily the result of a $2.0 million increase in marketing costs related to our purchase of customer leads as we expanded our direct-to-consumer and online marketing programs.

          Other General and Administrative Costs — Our other general and administrative costs were $21.1 million in fiscal 2008, an increase of $11.0 million, or 108.4%, from fiscal 2007. $1.4 million of this increase was the result of the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. $5.5 million of this increase was the result of an increase in legal and accounting professional fees, and consulting services related to development of requirements for improving our financial infrastructure systems and processes. The remainder of this increase was primarily the result of a $2.6 million increase in expenses resulting from an increased headcount and our opening of two additional business offices in San Mateo, California and Kansas City, Kansas.

          Depreciation and Amortization — Our depreciation and amortization was $8.9 million in fiscal 2008, an increase of $3.6 million, or 69.5%, from fiscal 2007. $1.1 million of this increase was the result of the inclusion of approximately six months of Skylight's operating results in fiscal 2008, the year we acquired Skylight. The remainder of this increase was primarily from depreciation resulting from 2007 and 2008 capital expenditures of $5.7 million and $10.7 million, respectively.

          Goodwill and Acquired Intangible Asset Impairment — In 2008, we determined that the carrying value of the Skylight reporting unit exceeded its fair value, and recognized a $26.3 million goodwill and acquired intangible asset impairment charge. The impairment was due to declining market conditions and the adverse business environment in which the Skylight reporting unit operates. There was no impairment of goodwill during 2007.

Income Tax Expense

          The following table presents the breakdown of our effective tax rate among federal, state and other:

	Year Ended December 31,
	2007	2008
U.S. Federal Income Tax	35.0%	(35.0)%
State income taxes, net of federal benefit	2.7%	3.9%
Other	1.2%	199.5%

Income Tax Expense	38.9%	168.4%

          Our income tax expense was $7.3 million in 2008, a decrease of $2.1 million from fiscal 2007. The majority of this difference relates to decreased income before taxes. The effective rate difference from 2008 to 2009 is primarily the result of the $26.3 million non-deductible goodwill and intangible asset impairment recognized during 2008.

Quarterly Results of Operations and Seasonality

          The following table sets forth unaudited consolidated statement of operations data for the three months ended September 30, 2008 and December 31, 2008, the four quarters of fiscal 2009, the three months ended March 31, 2010 and June 30, 2010. We have prepared our consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except for certain consolidated statements of operations items related to income allocated to common stockholders and earnings per common share and, in the opinion of our management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

          Our quarterly operating revenues fluctuate as a result of certain seasonal factors affecting our GDV and the number of our active cards. For example, the most significant increases in the number of our active cards and our GDV typically occur in our first fiscal quarter as a result of consumers acquiring new cards and loading federal tax refunds onto their cards during tax season. In addition, the number of our active cards and our GDV typically increase from our third to fourth fiscal quarters as a result of increases in holiday employment and holiday-associated consumer spending.

          The following table shows quarterly results of operations from the three months ended September 30, 2008 through the three months ended June 30, 2010.

	Three Months Ended
	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010
	(unaudited) (in thousands)
Revenues	$46,732	$49,141	$54,738	$54,898	$55,962	$59,402	$69,520	$67,447
Direct operating costs	19,205	22,702	26,594	25,232	25,754	28,992	32,713	30,304
Other operating expenses	21,746	22,929	21,959	24,890	23,250	22,743	23,911	25,204
Goodwill and acquired intangible asset impairment	—	26,285	—	—	—	—	—	—
Settlement (gains) and other losses	—	—	(1,068)	(9,161)	—	—	4,000	300

Operating income (loss)	5,781	(22,775)	7,253	13,937	6,958	7,667	8,896	11,639
Net income	2,729	(23,848)	3,568	7,510	3,580	3,516	4,618	6,446

Liquidity and Capital Resources

          Our primary sources of liquidity are cash flow from our operating activities and access to borrowings under our term loan and revolving credit facilities.

Comparison of Six Months Ended June 30, 2009 and 2010 (unaudited)

	Six Months Ended June, 30,
	2009	2010
	(in thousands)
Net cash provided by operating activities	$21,772	$22,577
Net cash used in investing activities	(7,041)	(7,479)
Net cash used in financing activities	(9,165)	(20,868)

Net change in cash and cash equivalents	$5,566	$(5,770)

Cash Flows from Operating Activities

          During the six months ended June 30, 2010, our operating activities provided $22.6 million of cash resulting from $11.1 million of net income, increased by $9.8 million of non-cash adjustments to net income and $1.7 million in cash provided by changes in operating assets and liabilities. The $9.8 million adjustment to net income for non-cash items primarily relates to $6.1 million of depreciation and amortization expense, $3.4 million of provision for cardholder losses, and $3.0 million of stock-based compensation expense, offset by a $2.9 million increase in deferred income taxes. The $1.7 million in cash provided by changes in operating assets and liabilities was primarily the result of a $3.6 million increase in income tax payables and a $2.2 million increase in accounts payable and accrued expenses, offset by $3.2 million of write-offs flowing through our cardholders' reserve. The $0.8 million year-over-year increase in operating cash flows from the six months ended June 30, 2009 to the six months ended June 30, 2010 relates to a $0.9 million increase in non-cash adjustments, partially offset by a $0.1 million decrease in cash provided by changes in operating assets and liabilities.

Cash Flows from Investing Activities

          Investing activities used $7.5 million of cash for the six months ended June 30, 2010, which primarily related to a $3.2 million investment in Meta Financial Group, Inc., the holding company of our issuing bank, MetaBank. The remaining $4.3 million of cash used for investing activities related to purchases of property and equipment. Cash used by investing activities for the six months ended June 30, 2009 was $7.0 million, which was exclusively caused by additions to property and equipment.

Cash Flows from Financing Activities

          Financing activities used $20.9 million of cash for the six months ended June 30, 2010, primarily related to $6.2 million of scheduled debt payments and a $9.0 million payment of outstanding borrowings under our revolving credit facility. In addition, during the six months ended June 30, 2010, we completed a $5.7 million repurchase of treasury stock. For the six months ended June 30, 2009, financing activities used $9.2 million of cash primarily for payment of the remaining $5.0 million portion of the $30.0 million dividend declared in 2008 and $3.8 million in scheduled debt payments.

Comparison of Fiscal 2007, 2008 and 2009

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by operating activities	$15,554	$25,020	$36,195
Net cash used in investing activities	(5,716)	(4,115)	(14,741)
Net cash used in financing activities	(375)	(29,556)	(21,790)

Net change in cash and cash equivalents	$9,463	$(8,651)	$(336)

Cash Flows from Operating Activities

          During fiscal 2009, our operating activities provided $36.2 million of cash, resulting from $18.2 million of net income and an adjustment of $22.1 million for non-cash items, offset by $4.1 million in cash used for operating assets and liabilities. The $22.1 million adjustment for non-cash items primarily relates to $10.3 million of depreciation and amortization expense, $4.9 million of provision for cardholder losses, $4.5 million of stock-based compensation expense and $3.1 million in deferred income taxes. These items were offset by a $1.2 million non-cash legal settlement gain. The $36.2 million of 2009 operating cash flows represents an $11.2 million increase over 2008 operating cash flows of $25.0 million. The $11.2 million increase in operating cash flows primarily relates to an $8.8 million year-over-year increase in net income adjusted for non-cash items, which excludes a $26.3 million goodwill and intangible asset impairment charge in 2008.

          During fiscal 2008, our operating activities provided $25.0 million of cash, resulting from a net loss of $11.6 million, increased by a $43.1 million adjustment for non-cash items and decreased by $6.4 million in cash used for operating assets and liabilities. The $43.1 million adjustment for non-cash items primarily relates to a $26.3 million charge for impairment of goodwill and intangible assets, $8.9 million of depreciation and amortization expense, $2.4 million of provision for cardholder losses, $2.5 million of stock-based compensation expense and $2.5 million in deferred income taxes. The $25.0 million of 2008 operating cash flows represents a $9.4 million increase over 2007 operating cash flows of $15.6 million. The $9.4 million year-over-year increase primarily relates to a $9.9 million increase in net income adjusted for non-cash items.

          During fiscal 2007, our operating activities provided $15.6 million of cash, resulting from net income of $14.7 million, increased by a $6.9 million adjustment for non-cash items, and decreased by $6.0 million in cash used for operating assets and liabilities. The $6.9 million adjustment for non-cash items primarily relates to $5.3 million of depreciation and amortization expense, $2.6 million in cardholder losses and $0.8 million of stock-based compensation expense, partially offset by $2.2 million in tax benefits associated with stock options.

Cash Flows from Investing Activities

          Investing activities used $14.7 million of cash in fiscal 2009, which related primarily to $14.6 million of purchases of property and equipment. Cash used for investing activities in fiscal 2008 was $4.1 million, which included $10.7 million of purchases of property and equipment offset by $6.6 million of net cash acquired primarily from our acquisition of Skylight. Investing activities used $5.7 million of cash in fiscal 2007, which exclusively related to purchases of property and equipment.

Cash Flows from Financing Activities

          Financing activities used $21.8 million of cash in fiscal 2009. The $21.8 million of cash outflows primarily related to $25.5 million in debt-related payments, which included $25.1 million of principal payments and $0.4 million of debt issuance costs. The $25.5 million of debt-related payments was partially offset by a $9.0 million draw on the revolving credit facility during 2009. Financing cash flows in 2009 also included a $5.0 million cash outflow related to the remaining portion of a $30.0 million dividend declared in 2008.

          Financing activities used $29.6 million of cash in fiscal 2008. The $29.6 million of cash outflows primarily related to $25.0 million of dividend payments related to a $30.0 million dividend declared immediately prior to the Skylight acquisition. The remaining $5.0 million of this dividend was paid in fiscal 2009. Also in conjunction with the Skylight acquisition, we entered into an amended and restated credit agreement, which resulted in the payment of $91.5 million towards the outstanding balance on the old term loans and line of credit and $1.2 million of debt issuance costs related to the amended and restated credit agreement. Simultaneous with the payment of the balance on the old term loans and line of credit, we borrowed $75.0 million on the new term loan and $10.0 million on the new line of credit. We subsequently drew an additional $5.0 million on the line of credit during fiscal 2008 to fund working capital requirements. These repayments and borrowings resulted in a net cash outflow of $2.7 million in 2008. Also included in cash flows from financing activities during 2008 was a $3.2 million purchase of treasury stock associated with the former chief executive officer's separation agreement, which was partially offset by $1.3 million of proceeds from the exercise of common stock options and warrants.

          For fiscal 2007, financing activities used $0.4 million of cash. The $0.4 million of cash outflows was the result of $56.1 million in cash dividends paid to stockholders, $2.8 million in debt-related payments, which includes $2.0 million of principal payments and $0.8 million of debt issuance costs, and a $1.1 million purchase of treasury stock. Cash outflows from financing activities were almost completely offset by cash inflows caused by $50.0 million of proceeds from the issuance of long-term debt, $7.4 million of proceeds from the exercise of common and preferred stock options and warrants and a $2.2 million tax benefit associated with stock options.

Sources of Financing

          Since the inception of NetSpend Holdings in February 2004, we have primarily financed our operations through cash flows from operations. We believe that our existing cash balances, the expected net proceeds from this offering, the amounts we expect to generate from operations and the amounts available through our revolving credit facility will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, capital expenditures and debt repayment obligations.

          In connection with the acquisition of Skylight on July 15, 2008, we extinguished our then-existing credit agreement and entered into an amended and restated credit agreement, which provides financing of $105.0 million, consisting of a $30.0 million revolving credit facility and a $75.0 million term loan. We utilized the proceeds of the $75.0 million term loan and our initial draw of $10.0 million under the revolving credit facility to fund the dividend paid in connection with the Skylight acquisition as well as closing costs of the Skylight acquisition, including retiring $40.4 million of existing Skylight debt and refinancing our existing outstanding borrowings of $46.0 million. During the years ended December 31, 2008 and December 31, 2009 the weighted average interest rate for the term loan and the revolving credit facilities was 6.3% and 6.0%, respectively.

          As of December 31, 2009, we were utilizing approximately $0.2 million of the available letters of credit, and had outstanding borrowings under this revolving credit facility of $9.0 million. As of June 30, 2010, there were no outstanding borrowings under this revolving credit facility.

          In September 2010, we entered into a new credit facility with a syndicate of banks with SunTrust Bank as administrative agent. The new credit facility provides a $135.0 million revolving credit facility with the ability to request increases to the revolving credit facility of up to $50.0 million. The initial borrowings under this new credit facility of $58.5 million were used to repay in full the outstanding indebtedness under our old term loan facility. The new credit facility has a maturity date in September 2015, and provides for and includes a $5.0 million swingline facility and $15.0 million letter of credit facility. At our option, we may prepay any borrowings in whole or in part, without any prepayment penalty or premium.

          The new credit agreement contains certain financial and non-financial covenants and requirements, including a leverage ratio, fixed charge ratio and certain restrictions on our ability to make investments, pay dividends or sell assets. It also provides for customary events of default as defined in the agreement, including failure to pay any principal or interest when due, failure to comply with covenants, and default in the event of a change of control. We would have been in compliance with these covenants as of June 30, 2010. The consummation of this offering will not constitute a change of control under the new credit agreement.

          While we currently believe that we will be able to meet all of the financial covenants that are imposed by our new credit agreement, we may not in fact be able to do so or that, if we do not, we will be able to obtain waivers of default or amendments to our credit agreements in the future.

          In addition to the restrictions and requirements contained in our new credit agreement, the maximum amounts we are contractually permitted to borrow under this facility could limit our flexibility in obtaining additional financing and in pursuing other business opportunities. These restrictions and requirements could have negative consequences for us, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or financing may not be available to us on favorable terms;

  •
  we would need a substantial portion of our cash flows to pay interest and, at maturity in September 2015, the principal on our indebtedness, including indebtedness that we may incur in the future, which would reduce the funds that would otherwise be available for operations and future business opportunities;

  •
  a substantial decrease in net operating cash flows could make it difficult for us to repay our indebtedness at maturity and force us to modify our operations and to comply with the financial covenants contained in the new credit agreement;

  •
  our debt level could make us more vulnerable than our competitors to an increasingly competitive environment, and to a downturn in either our business or the economy generally; and

  •
  because our debt has a variable rate of interest, it exposes us to the risk of increased interest rates.

          In May 2009, we entered into a capital lease arrangement with a software provider for perpetual database licenses. The capital lease arrangement resulted in the recognition of a $3.4 million capital lease liability, which was the present value of future payments under the lease agreement discounted using an effective interest rate of 6.0%. As of December 31, 2009, approximately $2.6 million in principal payments remained payable on the capital lease.

Off-Balance Sheet Arrangements

          Our off-balance sheet arrangements are comprised of settlement indemnifications and overdraft guarantees with our issuing banks. We have no off-balance sheet debt, other than operating leases, purchase orders, and other commitments entered into in the ordinary course of business as discussed below and reflected in our contractual obligations and commitments table.

          A significant portion of our business is conducted through our retail distributors that provide load and reload services to our cardholders at their retail locations. Members of our distribution and reload network collect our cardholders' funds and remit them by electronic transfer directly to our issuing banks for deposit in the cardholder accounts. We do not take possession of our cardholders' funds at any time during the settlement process. Our issuing banks typically receive our cardholders' funds no earlier than three business days after they are collected by the retailer. If any retailer fails to remit our cardholders' funds to our issuing banks, we typically reimburse our issuing banks for such funds. We manage the settlement risk associated with this process through a formalized set of credit standards, limiting load volumes for certain retailers and requiring certain retailers to maintain deposits on account, and by typically maintaining a right of offset of cardholders' funds against commissions payable to retailers. As of June 30, 2010, our estimated gross settlement exposure was $10.7 million.

          Our cardholders can in some circumstances incur charges in excess of the funds available in their card accounts, and are liable for the resulting overdrawn account balance. While we generally decline authorization attempts for amounts that exceed the available balance in a cardholder's account, the application of card association and network organization rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees, among other things, can result in overdrawn card accounts. We also provide, as a courtesy and at our discretion, certain cardholders with a "cushion" which allows them to overdraw their card accounts. In addition, eligible cardholders may enroll in our issuing banks' overdraft protection programs pursuant to which our issuing banks fund transactions that exceed the available balance in their card accounts. We are responsible to our issuing banks for any losses associated with these overdrawn account balances. As of June 30, 2010, our reserve intended to cover the risk that we may not recover our cardholders' overdrawn account balances was approximately $1.9 million. As of June 30, 2010, our cardholders' overdrawn account balances totaled $6.2 million.

Contractual Obligations and Commitments

          Our contractual commitments and contingencies will have an impact on our future liquidity. The following table summarizes our contractual obligations that represent material expected or contractually committed future obligations at December 31, 2009:

	Payments Due by Period as of December 31, 2009
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$78,848	$23,709	$43,636	$11,503	$—
Capital lease obligations(2)	2,793	1,392	1,401	—	—
Operating lease obligations(3)	2,592	1,518	1,070	4	—
Other long-term liabilities(4)	19,735	7,130	9,549	2,056	1,000

Total	$103,968	$33,749	$55,656	$13,563	$1,000

(1)
Long-term debt obligations consisted of outstanding principal and expected interest payments under our amended and restated credit agreement as of December 31, 2009. These future expected payments include $61.9 million in required principal payments on our term loan, $8.0 million in future interest payments applicable to the term loan at an expected interest rate of 6.0% per annum, and the $9.0 million balance on our revolving credit facility. We repaid the $9.0 million balance on our revolving credit facility in January 2010. Therefore, the above table does not reflect any expected interest associated with our revolving credit facility balance.

(2)
Capitalized lease obligations consist of future required payments under our financing agreement to purchase software.

(3)
Operating lease obligations primarily include future payments related to the lease for our primary office facility located in Austin, Texas. The Austin, Texas lease expires in 2011.

(4)
Other long-term obligations consist of required minimum future payments under contracts with our distributors and other service providers.

Critical Accounting Policies and Estimates

          We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application, while in other cases management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

          We generate revenue from compensation for the services we provide to our issuing banks resulting from service fees and interchange revenue. Revenue is recognized when there is persuasive evidence of an arrangement, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

          Our cardholders are charged fees in connection with the products and services we provide, as follows:

  •
  Transactions — Cardholders are typically charged a fee for each PIN and signature-based purchase transaction made using their GPR cards, unless the cardholder is on a monthly or annual service plan, in which case the cardholder is instead charged a monthly or annual subscription fee, as applicable. Cardholders are also charged fees for ATM withdrawals and other transactions conducted at ATMs.

  •
  Customer Service and Maintenance — Cardholders are typically charged fees for balance inquiries made through our customer service. Cardholders are also charged a monthly maintenance fee after a specified period of inactivity.

  •
  Additional Products and Services — Cardholders are charged fees associated with additional products and services offered in connection with certain of our GPR cards, including overdraft protection through our issuing banks, a variety of bill payment options and card-to-card transfers of funds through our customer service.

  •
  Other — Cardholders are charged fees in connection with the activation of our GPR cards and gift cards at retailers.

Revenue resulting from the service fees charged to our cardholders described above is recognized when the fees are charged because the earnings process is substantially complete, except for revenue resulting from the activation of our cards and annual subscription fees. Revenue resulting from the activation of our cards is recognized ratably, net of commissions paid to our distributors, over the average account life, which is approximately one year for our GPR cards and three months for our gift cards. Revenue resulting from annual subscription fees is recognized ratably over the annual period to which the fees relate.

          Our revenues also include fees charged to retail distributors in connection with the reload of our GPR cards. Revenue resulting from the reload of our GPR cards is recognized when the fee is charged.

          Our revenues also include fees charged in connection with program management and processing services we provide for private-label programs, as well as fees charged to one of our issuing banks based on interest earned on cardholder funds. Under our current arrangement with such issuing bank, we would only be entitled to receive interest on cardholder funds if market interest rates rose significantly above certain specified levels. Revenue resulting from these fees is recognized when we have fulfilled our obligations under the underlying service agreements.

          We earn interchange revenues from a portion of the interchange fees remitted by merchants when cardholders make purchase transactions using our prepaid debit cards. Interchange fees are fixed by the card associations and network organizations. Interchange revenues are recognized net of sponsorship, licensing and processing fees charged by the card associations and network organizations for services they provide in processing purchase transactions routed through their networks. Interchange revenue is recognized during the period that the purchase transactions occur.

Stock-Based Compensation

          We have one stock-based employee compensation plan. Through December 31, 2007, we used the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. Beginning in January 2008, we have used the Binomial Lattice model for determining the estimated fair value for stock-based awards. We determined this model better reflects the characteristics of the employee share option in estimating fair value, particularly in light of the complexity of performance awards granted in 2008 and 2009. We measure the fair value of restricted stock awards at the estimated fair value of the common stock on the date of grant. We recognize compensation expense for both types of awards on a straight-line basis over the requisite service period, net of estimated forfeitures. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. We present excess tax benefits from the exercise of stock options, if any, as financing cash flows.

          During 2007, 2008 and 2009 and the six months ended June 30, 2010, we granted options to purchase shares of common stock with weighted average exercise prices as follows:

Grant Date	Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share of Common Stock of the Underlying Grants	Weighted Average Fair Value per Share of the Options at the Grant Date
January 1, 2007 - June 30, 2007	871,000	$1.29	$1.29	$0.65
July 1, 2007 - December 31, 2007	555,500	3.12	3.12	1.44
January 1, 2008 - June 30, 2008	2,951,143	3.51	3.51	1.48
July 1, 2008 - December 31, 2008	6,576,731	3.51	3.47	1.71
January 1, 2009 - June 30, 2009	1,201,495	3.47	3.47	2.13
July 1, 2009 - December 31, 2009	127,500	3.47	3.47	2.10
January 1, 2010 - June 30, 2010	2,272,700	3.78	3.78	2.36

          For all dates listed above, we granted employees options and restricted shares at exercise prices equal to the estimated fair value of the underlying common stock at the time of grant, as determined by our board of directors on a contemporaneous basis. We have also used these fair market valuations in calculating our stock-based compensation expense.

Valuation of Common Stock

          Because there was no public market for our common stock, our board of directors determined the fair value of our common stock at the time of grant by considering a number of objective and subjective factors, including discounted cash flow analysis, comparable company analysis, regular periodic valuations from an independent third-party valuation firm, overall market conditions, board approved arm's-length sales of our common stock, repurchases of our common stock, and our current, historical and expected future operating performance. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

          The factors considered by our board of directors include periodic independent third-party valuation analysis, which is based upon a combination of the income and market approaches. The income approach discounts expected future cash flows to their present value at a discount rate based upon our weighted-average cost of capital that considers the risk free rate, as well as risks associated with an investment in the business. Under the market approach, consideration is given to pricing information for similar public companies, called the guideline public company method, and to relevant transactions involving the sales of similar companies, called the mergers and acquisitions method. The projections used in connection with the income and market valuation approaches were based on our expected operating results and cash flows over the forecast period. In determining the enterprise value, we generally have placed more weight on the income approach than on the guideline public company method or the mergers and acquisitions method given that our growth was higher than our peer group companies and the volatility of the market during recent years. Our peer group is comprised of a number of U.S. based publicly traded companies primarily focused on the processing of electronic payment transactions. There is inherent uncertainty and subjectivity in these fair value estimates. If different peer companies, discount rates and other assumptions had been used, the valuations would have been different.

          In connection with the July 15, 2008 acquisition of Skylight Financial, we issued 16,906,100 shares of Class A Common Stock and 10,043,137 shares of Class B common stock, which represented approximately 30% of the total outstanding shares of our common stock. Also in July 2008, subsequent to the completion of the acquisition, we obtained an independent third-party valuation of our common stock which resulted in a board approved fair market value of $3.47 per share using the following assumptions: 17.1% marketability discount, 50% weighting from the income approach using a 14% discount rate, 25% weighting from the mergers and acquisitions method, and 25% weighting from the guideline public company method. Our board of directors continued to use $3.47 per share for all option grants through March 31, 2009.

          During our fourth quarter 2008 evaluation of goodwill and intangible impairment, we determined that the carrying value of the Skylight reporting unit exceeded its fair value, resulting in goodwill and intangible asset impairment expense of approximately $26.3 million in 2008. The impairment was caused by significantly declining economic conditions which impacted the environment in which the Skylight reporting unit operated.

          On April 1, 2009, we initiated a new independent third-party valuation of our common stock to determine the fair value of our common stock given the recent impairment and recession. This valuation indicated a $2.98 per share value of our common stock based upon the following assumptions: 18.3% marketability discount, 50% weighting from the income approach using a 17% discount rate, 25% weighting from the mergers and acquisitions method, and 25% weighting from the guideline public company method. The higher discount rate used in the April 1, 2009 valuation of our common stock was caused by increased market volatility in late 2008 and early 2009. Our board of directors considered this valuation, along with expectations that the increased market volatility of our peer companies was temporary and expectations of strong performance in our other reporting units, and ultimately approved the continued utilization of a $3.47 per share value of common stock for the grant of stock-based awards through December 31, 2009. The $2.98 per share value from the independent third-party valuation was used as the basis for valuing and recording a non-cash acquisition of 400,000 shares of Class A Common Stock in settlement of certain litigation, which was recorded as a settlement gain of approximately $1.2 million in the second quarter of 2009.

          During the third quarter of 2009, there was an arms' length transaction involving our common stock between two unrelated third parties. This transaction used a convertible loan structure that allowed the holder of the note to convert the loan into shares of our common stock. The conversion rate of the loan implied a fair value of $3.08 per share for our common stock. Our board of directors considered the implied fair value indicated by the arms' length transaction and elected to continue to utilize the $3.47 per share value of common stock for stock-based awards granted in the third and fourth quarter of 2009.

          In December 2009, we again commenced an independent third-party valuation of our common stock. This valuation indicated a $3.78 per share value of our common stock. The value was derived using the following assumptions: 19.7% marketability discount, 45% weighting from the income approach using a 14–16% discount rate depending on reporting unit, 10% weighting from the mergers and acquisitions method, and 45% weighting from the guideline public company method. We increased the relative weight of the guideline public company method and decreased the weight of the merger and acquisition method given that there were few recent merger and acquisition transactions relevant to our valuation at the time the valuation was prepared. Based on the valuation, our board of directors approved a $3.78 per share value of our common stock, which was used to value stock-based awards from January 1, 2010 through May 31, 2010.

          In the first quarter of 2010, we received a request to approve the sale and transfer of 1.5 million shares of our common stock between two unrelated third parties. The proposed sale price in the agreement included initial cash consideration of $3.30 per share, and provided for some additional consideration if the sale of shares resulted in a gain to the buyer. In response, we offered to repurchase the shares at the then-current estimated fair value of $3.78 per share. The offer was accepted by the sellers and in March 2010 we repurchased 1.5 million shares of our common stock at a per share price of $3.78.

          Subsequent to the last arms-length transaction involving our common stock in March 2010 at $3.78 per share, we engaged independent third-party valuation professionals to value our common stock in June 2010. Given our recent communications with prospective underwriters about a potential initial public offering of our common stock, we used the Probability Weighted Average Expected Return Method (PWERM) to value our common stock. Under the PWERM method, our enterprise value is estimated based upon the timing and likelihood of various assumed potential future liquidity scenarios at the valuation date, including an initial public offering, merger or strategic sale, continued private operation, or dissolution. At the valuation date, we estimated the likelihood of a scenario in which we remain private to be 45% versus a liquidity event through either an initial public offering or strategic sale, which we estimated the likelihood to be 50%, with equal weighting between the two. We believed that it was somewhat more likely that a liquidity event would occur than a scenario in which we would remain private, but given the volatility in the public markets, the fact that we are not in full control of the timing and certainty of a liquidity event, and recent changes in the regulatory environment in the financial services industry in which we operate, it was difficult to reliably predict the timing and the likelihood of a liquidity event. We also considered a dissolution scenario which represented downside equity risk, or the probability that our valuation will fall below its current value in the future. We believed that this was a remote scenario, and assigned it a low likelihood of 5%. We estimated the fair value of our common stock in a remain private scenario using the following assumptions: 14.8% marketability discount, 50% weighting from the income approach using a 13.9% discount rate based upon the weighted-average cost of capital, 25% weighting from the mergers and acquisitions method, and 25% weighting from the guideline public company method. We reduced the weighting applied to the guideline public company method from our December 2009 valuation given the significant volatility in the share prices of our peer group, which we believe stemmed from uncertainty surrounding the impact of proposed financial regulatory reforms. Additionally, prior to June 2010, there were very few examples of comparable public companies with business models similar to ours upon which we could base a valuation of our common stock. Then, on June 16, 2010, we observed that a company in our industry that, although not a direct competitor, had a similar business model, priced its initial public offering 25% below the mid-point of the range published in its preliminary prospectus. This outcome, in our view, signaled that the market was concerned about the prospects of our business model and was significantly influenced by regulatory uncertainty faced by our industry as the result of the Senate's passage in May 2010 of proposed regulations of interchange rates as well as the significant volatility and deterioration in the broader equity markets. We estimated the fair value of our common stock in a merger or strategic sale and an initial public offering scenario using a

16.9% discount rate based upon the cost of equity and a 14.8% marketability discount. The valuation yielded a price per share of $7.06 which has been used to value option awards since June 1, 2010.

          In July 2010, we granted options to purchase 350,000 shares of our common stock to our President at a negotiated strike price per share of $3.78 as well as 406,250 shares of restricted stock. The options and the restricted stock have been valued using the estimated fair value of our common stock of $7.06 per share.

          In late July 2010, the final version of the federal financial reform legislation was enacted with an express exclusion of GPR programs from the new law's regulation of interchange rates. The passage of this legislation removed significant uncertainty surrounding the implications of potential interchange rate regulation for our company and served to strengthen the prospects for growth in the GPR card market generally. Also in July 2010, a direct competitor of ours priced its initial public offering above the original proposed price range published in its preliminary prospectus. Since consummation of its initial public offering, this competitor has subsequently traded significantly above its initial public offering price, with a price approximately 42% above its initial offering price based on the average closing price during the month of September 2010. Additionally, market concerns regarding sovereign debt stability have subsided and the broader equity markets have performed favorably during the four trading weeks in the period ended September 24, 2010.

          The difference between the fair value of our common stock determined by our board in December 2009 and June 2010 as compared to our anticipated public offering price was influenced significantly by the aforementioned factors, including the very strong performance of our most directly comparable competitor's initial public offering, as well as the improved market conditions that have led to a reduction in overall uncertainty surrounding transaction execution. In addition, the Company has experienced significant growth in its business, increasing the number of active cards from December 31, 2009 to June 30, 2010 more than 9%, increasing total gross dollar value during the six months ended June 30, 2010 more than 32% over the first six months of 2009 and increasing Adjusted EBITDA for the six months ended June 30, 2010 more than 83% over the same period in 2009.

Goodwill

          Goodwill represents the excess of the purchase price of an acquired company over the fair value of assets acquired and liabilities assumed. We evaluate goodwill and intangible assets with indefinite lives for impairment annually or at an interim period if events occur or circumstances indicate it is more likely than not that the carrying value exceeds the fair value of the associated reporting unit. We assign goodwill to our reporting units for the purpose of impairment testing. The first step of the impairment test is to compare the estimated fair value of the respective reporting unit with its carrying value. If the carrying value is less than fair value, no indication of impairment exists. If the carrying value is greater than fair value, a second step in the impairment test is performed to determine the implied fair value of goodwill and the amount of the impairment loss, if any.

Cardholders' Reserve

          We are exposed to transaction losses due to cardholder and other losses resulting from cardholder activity, as well as non-performance of third parties. We have established a cardholders' reserve for estimated losses arising from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use, and merchant-related chargebacks due to non-delivery of goods or services. We establish these reserves based upon historical loss and recovery rates, and cardholder activity for which specific losses can be identified. We charge off the balance of these receivables at 90 or 180 days, depending on the nature of the receivable and type of loss.

Establishing the reserve for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

Income Taxes

          We recognize tax benefits or expenses on the temporary difference between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using statutory based tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We are required to adjust our deferred tax assets and liabilities in the period in which tax rates or the provisions of the income tax laws change. Valuation allowances are established when necessary to reduce deferred tax assets to the amount for which we believe recovery is more likely than not. We classify interest and penalties associated with uncertain tax positions as a component of income tax expense.

Recent Accounting Pronouncements

          In December 2007, the Financial Accounting Standards Board, or the FASB, issued revised guidance on accounting for business combinations. Our adoption of this revised guidance on January 1, 2009 did not have an impact on our consolidated financial statements. The effect of this guidance will depend on the nature and significance of business combinations occurring after our adoption of this revised guidance.

          The FASB guidance on fair value measurement and disclosures became effective January 1, 2008. However, in February 2008, the FASB delayed the effective date regarding fair value measurement and disclosures of non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements, to January 1, 2009. Our adoption of these provisions related to non-financial assets and non-financial liabilities on January 1, 2009 did not have a material impact on our consolidated financial statements.

          In April 2008, the FASB issued new requirements regarding the determination of the useful lives of intangible assets. These new requirements applied to intangible assets acquired after January 1, 2009. Our adoption of these new requirements did not have a material impact on our consolidated financial statements.

          In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. This new standard was effective for fiscal years beginning after December 15, 2008. Our adoption of this new standard did not have an impact on our consolidated financial statements.

          In November 2008, the FASB issued guidance on accounting for an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. Our adoption of this guidance on January 1, 2009 did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. Our adoption of this amendment did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for an asset or liability has significantly decreased, and in identifying transactions that are not orderly. This guidance was effective on a prospective basis for interim and annual periods ending after June 15, 2009. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

          In May 2009, the FASB issued guidelines on accounting for subsequent events effective for interim and annual periods ending after June 15, 2009. Our adoption of these guidelines in our fiscal quarter ended June 30, 2009 did not have an impact on our consolidated financial statements.

          In July 2009, the FASB issued the FASB Accounting Standard Codification, or the Codification. The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative U.S. GAAP. All other literature is considered non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on our consolidated financial statements.

          In August 2009, the FASB issued guidance on the measurement of fair value. Our adoption of this guidance on October 1, 2009 did not have an impact on our consolidated financial statements.

          In January 2010, the FASB issued guidance on fair value measurements and disclosures to require new disclosures related to transfers into and out of Levels 1 and 2 of the fair value hierarchy and additional disclosure requirements related to Level 3 measurements. The guidance also clarified existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These additional disclosure requirements are effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010. Our adoption of these requirements is not expected to have an impact on our consolidated financial statements.

          In February 2010, the FASB issued an amendment to the guidelines on accounting for subsequent events. This amendment clarifies that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but that SEC filers are not required to disclose the date through which subsequent events have been evaluated. This amendment was effective upon issuance and did not have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

          We are exposed to certain market risks as part of our ongoing business operations, primarily risks associated with fluctuating interest rates for borrowings under our amended and restated credit agreement. Borrowings under our amended and restated credit agreement incur interest based on current market interest rates. We have not historically used derivative financial instruments to manage these market risks. As of December 31, 2009, outstanding borrowings under our term loan and revolving credit facilities were $70.9 million. A 1.0% increase or decrease in interest rates would have a $0.5 million impact on our operating results and cash flows for fiscal 2009.

          The table below presents principal amounts and related weighted average interest rates as of December 31, 2009 for our term loan and revolving credit facilities:

(dollars in thousands)
Term loan and revolving credit facilities	$70,875
Weighted average interest rate	6.0%

BUSINESS

Overview

          NetSpend is a leading provider of general-purpose reloadable prepaid debit cards, or GPR cards, and related alternative financial services to underbanked consumers in the U.S. We believe we are one of the largest dedicated providers of GPR cards in the U.S., with approximately 2.0 million active cards as of June 30, 2010 and a gross dollar volume of debit transactions and cash withdrawals of $8.8 billion for the twelve months ended June 30, 2010. We primarily focus on the estimated 60 million underbanked consumers in the U.S. who do not have a traditional bank deposit account or who rely on alternative financial services. We empower underbanked consumers by providing innovative and affordable financial products and services tailored to meet their particular financial services needs and preferences in a manner that traditional banking institutions have historically not met. In addition, our products and services provide our retail distributors an opportunity to enhance their customer relationships and generate incremental, ongoing revenue streams. We believe that by providing value to both underbanked consumers and our retail distributors we are well-positioned to continue to take advantage of the significant opportunities within two large, fast-growing markets — the prepaid card market and the market for financial services targeting underbanked consumers.

          According to Mercator Advisory Group, the GPR card market is forecasted to grow at a compound annual growth rate of 92% from 2008-2012 and is expected to reach $118.5 billion in annual funds loaded by 2012. A December 2009 study by the Federal Deposit Insurance Corporation, or the FDIC, estimates that more than 25% of U.S. households are unbanked or underbanked, which we collectively refer to as underbanked. According to the FDIC, underbanked households in the U.S. represent approximately 60 million adults who receive approximately $1.1 trillion annually in payments from employers and government entities. This consumer segment represents a large and underpenetrated market for alternative financial services solutions. According to the FDIC, only 16% of underbanked households have used a GPR card and only 4% of underbanked households currently receive their income through a payroll card.

          We have been focused on serving underbanked consumers since 2001, which has given us unique and extensive knowledge regarding their attitudes, characteristics and purchasing behavior. We have leveraged this knowledge to develop a robust portfolio of products and services designed to meet the financial needs of these consumers. Our GPR cards are tied to FDIC-insured depository accounts and can be used to make purchase transactions at any merchant that participates in the MasterCard, Visa or PULSE networks and to withdraw funds at participating ATMs. The additional features we offer to our cardholders include direct deposit, interest-bearing savings accounts, bill pay and card-to-card transfer functionality, personal financial management tools and online and mobile phone card account access. We believe that the depth and breadth of our portfolio of products and services, including direct deposit, not only attracts new cardholders, but also drives longer cardholder retention. The number of our direct deposit active cards has increased from approximately 165,000 as of December 31, 2007 to approximately 615,000 as of June 30, 2010. The gross dollar volume driven by direct deposit active cards has increased from 40.4% of our gross dollar volume for the year ended December 31, 2007 to 69.0% of our gross dollar volume for the six months ended June 30, 2010. As of June 30, 2010, the average lifetime of a card account was approximately 11 months and the average lifetime of a direct deposit card account was approximately 20 months. We measure the lifetime of a card account as the period of time between the date the card is initially loaded with funds and the last date the card account is considered active.

          We have built an extensive and diverse distribution and reload network throughout the U.S. to support the marketing and ongoing use of our GPR cards. We market our cards through multiple distribution channels, including contractual relationships with retail distributors, direct-to-consumer and online marketing programs, and contractual relationships with corporate employers. As of June 30, 2010, we marketed our GPR cards through approximately 500 retail distributors at over 39,000 locations and offered our cardholders the ability to reload funds onto their cards at over 100,000 locations. Our extensive retail distribution and reload network provides underbanked consumers the ability to acquire and load cards at retailers that service their primary financial services needs, as well as non-financial retailers that are convenient to consumers, such as grocery and convenience stores. Our direct-to-consumer and online marketing programs allow us to broaden our market reach to underbanked consumers beyond our retail distributors. We have developed a direct marketing platform that we believe is among the largest and most sophisticated in the industry, incorporating a database that includes information regarding a significant portion of the underbanked consumer population in the U.S. In addition, we have contractual relationships with approximately 800 employers that offer our GPR card to their employees as a direct deposit alternative to paper checks. We believe that the breadth and diversity of our distribution and reload network allows us to reach a larger number of underbanked consumers and reduce our dependency on any single channel or distributor.

          We have developed a proprietary, fully-integrated operational and technology platform. Our in-house platform is "end-to-end" in that it encompasses the critical functions required for us to acquire cardholders, process transactions, maintain account-level data, communicate with cardholders, manage risk, ensure regulatory compliance and connect to our issuing banks and distributors. These integrated capabilities allow us to customize our products and services for different markets, distribution channels and customer segments. Further, by processing transactions on our own platform, we gain unique and extensive insight into the attitudes, characteristics and purchasing behavior of underbanked consumers. Our processing platform is scalable, which will allow us to increase our profitability as our number of active cards and the volume of the transactions we process increase.

          We have experienced significant growth since our inception in 1999. From 2005 through 2009, our revenues grew from $45.7 million to $225.0 million and our net income grew from $0.7 million to $18.2 million, representing a compound annual growth rate of 49% and 124%, respectively.

Market Opportunity

Prepaid Cards

          The prepaid card market is one of the fastest growing segments of the payments industry in the U.S. This market has experienced significant growth in recent years due to consumers and merchants embracing improved technology, greater convenience, more product choices and greater flexibility. Within the prepaid card market, which includes branded and private label gift cards, GPR cards, payroll cards, travel cards, college campus cards and teen spending cards, one of the fastest growing segments is GPR cards. A GPR card, typically branded with the MasterCard or Visa logo, is an "open-loop" prepaid debit card that provides cardholders the ability to load and reload funds onto their cards and make purchase transactions at any merchant that participates in the MasterCard, Visa or PULSE network, as well as to withdraw funds from participating ATMs. GPR cards such as NetSpend's have the same functionality as bank debit cards, serving as access devices to an FDIC-insured depository account with a bank. NetSpend is one of the most established providers of GPR cards, having marketed GPR cards since our inception.

          Mercator Advisory Group estimates the total loads on open-loop prepaid debit cards in 2009 to be $94 billion, and forecasts network branded prepaid cards to grow at a compound annual growth rate of 48% from 2008-2012. Mercator estimates that of those loads in 2009, $18.3 billion was loaded on GPR cards and that the total GPR card market will grow at a compound annual growth rate of 92% from 2008-2012, reaching an estimated $118.5 billion in load volume in 2012.

GPR Card Load Volumes 2008-2012 (U.S. $ billions)

Underbanked Consumers

          Prepaid debit cards have proven an attractive alternative to traditional bank accounts for certain segments of the population, particularly underbanked consumers. A December 2009 study by the FDIC concluded that at least 25.6% of U.S. households, comprising approximately 60 million adults, are unbanked or underbanked, which we refer to collectively as underbanked. This includes 7.7% of U.S. households that are "unbanked" — those without a checking or savings account, and another 17.9% that are "underbanked" — those reliant on alternative financial services such as non-bank money orders, check cashing, rent-to-own agreements and payday loans. Although this consumer segment represents an attractive market segment for financial services products given the large amounts of payments they receive, underbanked consumers often remain underserved by traditional financial services providers. We believe many underbanked consumers are dissatisfied with the traditional banking sector due to expensive fee structures, including minimum balance fees and overdraft charges, denial of access to credit products due to a lack of credit history or poor credit, or a distrust in non-cash financial instruments. In addition, many traditional financial services providers are not open during hours or located in areas that are convenient for underbanked consumers.

          As a result of their lack of access to traditional bank services, many underbanked consumers have historically used cash as their primary payment vehicle. However, the reliance on cash inherently limits these consumers' purchasing power and flexibility. For this large portion of the population, prepaid debit cards have emerged as an attractive alternative to cash, allowing a cardholder to participate in mainstream financial transactions by other means. Our GPR cards provide the cardholder with the convenience, security and freedom associated with access to universal electronic payment capabilities and product innovations such as direct deposit, interest-bearing savings accounts, complimentary insurance coverage, bill pay and card-to-card transfer functionality, personal finance management tools and online and mobile phone card account access. We believe these features increase the attractiveness of our cards by increasing their utility to underbanked consumers.

          We have developed prepaid products, services and distribution methods designed to reach underbanked consumers and address their particular financial services needs and preferences. We believe that our experience and focus on the underbanked consumer uniquely positions us to take advantage of the opportunities created by the growing demands for prepaid debit cards and alternative financial services from this consumer segment.

 Competitive Strengths

          We believe that our competitive strengths include the following:

Extensive Knowledge of Underbanked Consumers

          Since 2001, we have served more than six million underbanked consumers and have developed a database of more than 28 million consumers who we believe are underbanked. The experience we have gained and the data we have gathered have allowed us to develop extensive knowledge regarding the attitudes, characteristics and purchasing behavior of underbanked consumers. We have utilized this knowledge to develop a robust portfolio of products and services that we believe not only attracts underbanked consumers as new cardholders, but also drives longer cardholder retention.

Valuable and Loyal Customer Base

          We believe we have achieved one of the highest average cardholder lifetimes among GPR card providers. As of June 30, 2010, the average lifetime of a card account was approximately 11 months and the average lifetime of a direct deposit card account was approximately 20 months. We measure the lifetime of a card account as the period of time between the date the card is initially loaded with funds and the last date the card is considered an active card. Providers of GPR cards do not necessarily use the same metrics for determining average lifetime of a card account or other similar measurements of cardholder retention, and therefore a comparison of our average lifetime of a card account with that of a competitor may not be meaningful. We believe these retention rates result primarily from our promotion of direct deposit and our offering of a comprehensive suite of features, functions and supplemental products to our cardholders. As of June 30, 2010, we had approximately 2.0 million active cards and for the twelve months ended June 30, 2010 approximately 65% of all loads on our GPR cards were made through direct deposit, or approximately $5.8 billion. From December 31, 2007 to June 30, 2010, we increased the number of our direct deposit active cards by approximately 272%. Our promotion of direct deposit and our comprehensive product suite provide consumers a consistent and affordable financial services solution and increase the lifetime value of the customer relationship.

Extensive and Diverse Distribution and Reload Network

          We believe that our nationwide distribution and reload network provides us with a significant competitive advantage relative to other GPR card providers as it enables us to reach a large number of underbanked consumers and reduces our dependency on any single distribution channel or distributor. As of June 30, 2010, we marketed our GPR cards through approximately 500 retailers at over 39,000 locations in the U.S. and offered reload services at over 100,000 locations in the U.S. While our network also provides underbanked consumers the ability to conveniently acquire and load cards at mainstream retailers that have not traditionally offered financial services, such as grocery stores and convenience stores, we believe that our strong presence at retailers that service the primary financial services needs of underbanked consumers represents a significant competitive advantage relative to the distribution and reload networks of other GPR card providers. We also market our cards directly to consumers through direct-to-consumer and online marketing programs, which has allowed us to broaden our market reach beyond our retail distributors. By directly acquiring cardholders through our direct-to-consumer and online marketing programs we are able to maintain greater control over our relationship with cardholders and eliminate the revenue-share associated with marketing cards through our retail distributors. As of June 30, 2010, we also marketed our GPR cards through approximately 800 corporate employers. These employers promote our GPR card to their employees as an alternative method of wage payment, allowing their employees to receive their wages on their GPR cards through direct deposit rather than a paper check and allowing the employers to avoid the costs associated with distributing paper checks.

End-to-End, Scalable and Proprietary Technology Platform

          We believe that the full integration of our program management and transaction processing operations into a single end-to-end operational and technology platform is unique among the leading GPR card providers. This platform provides us with a significant competitive advantage derived from attractive economies of scale, flexible product development capabilities and speed to market with differentiated product offerings. Our platform is end-to-end in that it encompasses the critical functions required for us to acquire cardholders, process transactions, maintain account-level balance data, communicate with cardholders, manage risk and ensure regulatory compliance and communicate with our issuing banks and distributors. These integrated capabilities allow us to customize our products and services for different markets, distribution channels and customer segments. Further, by processing transactions on our own platform, we gain unique and extensive insight into the attitudes, characteristics and purchasing behavior of underbanked consumers, which allows us to better tailor our products and services to this consumer segment. During the twelve months ended June 30, 2010, we processed over 250 million financial transactions on our platform. Our processing platform is scalable, which allows us to increase our profitability as our number of active cards and the volume of transactions we process increase by lowering our incremental cost per transaction.

Strong Regulatory Compliance

          We believe that our regulatory compliance, risk management and fraud prevention programs are highly efficient and effective. As a provider of prepaid debit cards targeting underbanked consumers since 2001, we have acquired extensive knowledge about the unique characteristics of prepaid debit card programs for underbanked consumers. We have incorporated that knowledge into our proprietary regulatory and risk management systems. Through our regulatory compliance and risk management staff, we maintain substantially all aspects of portfolio and cardholder risk management, fraud exposure, chargeback recovery and transaction and distribution monitoring on behalf of our issuing banks and distributors. We believe that our significant investment in these programs effectively limits our losses. Working closely with our issuing banks and distributors, we have developed systems and processes designed to comply with rigorous federal regulatory standards for anti-money laundering and consumer protection in a manner adapted to the unique characteristics of our programs.

Proven and Experienced Management Team

          We have assembled an executive team with substantial public company experience in financial services, payment systems, retail program management, direct marketing and technology. Our Chief Executive Officer, Daniel R. Henry, co-founded Euronet Worldwide, Inc., a global leader in processing secure electronic financial transactions, before joining NetSpend in 2008. Our President, Charles Harris, previously served as the general manager of the payment solutions division of Intuit, Inc., a NASDAQ-listed company that is a leading provider of financial management, tax and online banking solutions for consumers, small and mid-sized businesses, accountants and financial institutions. Our Chief Financial Officer, George W. Gresham, has served as Chief Financial Officer of Global Cash Access, Inc., a leading provider of cash access services to the gaming industry, and as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of eFunds Corporation, a NYSE-listed company that specialized in the development and deployment of payment and payments-related technology. We believe that the strength and experience of our management team has helped us attract and retain our cardholders and distributors and create a differentiated product offering, contributing to our significant growth.

Business Strategy

          We aim to be the leading provider of GPR cards and related alternative financial services to underbanked consumers. To achieve this goal, we have developed a multi-pronged growth strategy that leverages our core capabilities to address expanding market opportunities for our services.

Increase Cardholder Usage and Retention

          We believe we have one of the highest profitability rates per cardholder among prepaid debit card providers. We plan to increase this profitability by extending cardholder life, the amount loaded on each card, the number of transactions per cardholder, and the additional revenue-generating product offerings available to cardholders. We plan to do this primarily by increasing the number of our cardholders who direct deposit their wages, government benefits or tax refunds onto their cards, as well as through marketing programs, product development, customer support and joint marketing efforts with our distributors. For the twelve months ended June 30, 2010, our direct deposit active cardholders initiated an average of approximately 18 debit transactions and/or cash withdrawals per month, compared to our active cardholders without direct deposit, who initiated an average of approximately four debit transactions and/or cash withdrawals per month. For the twelve months ended June 30, 2010, a direct deposit load on our cards was on average approximately three times larger than a load made on our cards through a retailer. As of June 30, 2010, the average lifetime of a direct deposit card account was approximately three times longer than the average lifetime of a card account without direct deposit. On average a direct deposit active card account generates over six times more revenue over the life of an account than an active account without direct deposit. We plan to continue to provide competitive pricing while adding functionality and complementary products and services that will encourage underbanked consumers to use our cards as the equivalent of a traditional bank account over a longer period of time.

Increase Penetration of the Underbanked Consumer Market

          We believe the opportunity to increase our revenues attributable to the underbanked consumer market is significant. While we had approximately 2.0 million active cards as of June 30, 2010, we believe that our industry has reached only a small portion of the potential market of underbanked consumers. We further believe that the market for our products and services will grow as more consumers become aware of the benefits of prepaid debit cards relative to traditional bank debit and credit card offerings.

          We plan to focus on further penetrating the existing underbanked consumer market and attracting new categories of consumers who are dissatisfied with the traditional banking system by:

  •
  increasing our retail card sales by providing superior product offerings and pricing for underbanked consumers seeking cash or bank alternatives;

  •
  developing new distribution relationships with leading national retailers and corporate employers;

  •
  continuing to grow and diversify our reload network; and

  •
  improving the effectiveness and efficiency of our direct-to-consumer and online marketing programs.

Leverage Our Technology Platform to Increase Profitability

          We believe that the investment we have made in our operational and technology platform enables us to sustain significant additional growth in our business without corresponding increases in costs. Our end-to-end, proprietary technology platform provides us with attractive economies of scale, flexible product development capabilities and speed to market with differentiated product offerings. In addition, we continue to drive new efficiencies in our business, such as the continued integration of Skylight's infrastructure with our operational and technology platform. As we continue to increase our number of active cards and the volume of transactions we process, we believe we will be able to increase our profitability.

Products and Services

GPR Cards

          The GPR card is our core product. As of June 30, 2010, we had approximately 2.0 million active cards and our GPR cards were responsible for approximately 97% of our total revenues for the six months ended June 30, 2010. We consider a GPR card to be "active" if a PIN or signature-based purchase transaction, a load transaction at a retailer location, or an ATM withdrawal has been made with respect to such card within the previous 90 days. Marketed and processed by us and issued by our issuing banks, our GPR card is a prepaid debit card tied to an FDIC-insured depository account maintained by us, with the funds held at an issuing bank on behalf of the cardholder. Our GPR card represents the equivalent of a bank account for underbanked consumers and is marketed through our network of retail distributors, our direct-to-consumer and online marketing programs and corporate employers as an alternative method of wage payment rather than through bank branches. Our GPR cards can be used to make purchase transactions at any merchant that participates in the MasterCard, Visa or PULSE network and withdraw funds at participating ATMs.

          Funds may be loaded onto the GPR cards we market through our retail distributors and our direct-to-consumer and online marketing programs by:

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  a cardholder reloading his or her GPR card at a retail location within our distribution and reload network;

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  direct deposit of wages, government benefits or tax refunds;

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  a cardholder from his or her bank debit card through our online banking portal; or

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  electronic transfer by a third party.

          The GPR cards we market through corporate employers are promoted to their employees as an alternative method of wage payment and are designed to be compliant with state wage and hour laws governing payroll cards. Similar to the GPR cards we market through our retail distributors, cardholders may load their wages onto our employer-marketed GPR cards through direct deposit. Although our employer-marketed GPR cards currently may not be reloaded through our reload network, they may be reloaded at all MoneyGram agent locations.

Additional Products and Services

          We provide a feature rich suite of products and services to our cardholders, including direct deposit, overdraft protection through our issuing banks, complimentary insurance coverage, and a variety of bill payment options. Our cardholders also have the ability to transfer funds to other cardholders and deposit a portion of their funds into an interest-bearing savings account linked to their GPR cards. We also provide certain cardholders with a "cushion" which allows them to overdraw their card accounts without a fee. Our website allows our cardholders to access their account information and effectively manage their budgets through our personal finance management tools. Our interactive voice response systems also provide account information and allow cardholders to activate their accounts and perform a range of transaction activities such as card-to-card transfers of funds. We also provide our cardholders with a text message service that automatically sends balance and transaction information to enrolled cardholders' mobile phones, and also allows them to interact with their account by sending text messages to NetSpend. We believe we were the first prepaid debit card provider to provide text message services to cardholders.

          In addition to GPR cards, we were also a provider of gift cards. Beginning in 2008, we decided to focus primarily on our GPR cards, and ceased marketing gift cards entirely as of August 21, 2010.

Distribution

          We have built an extensive distribution and reload network throughout the U.S. comprised of diverse categories of retailers, corporate employers and our own direct-to-consumer and online marketing programs.

Retail Distribution

          As of June 30, 2010, we marketed our GPR cards through approximately 500 retail distributors at over 39,000 locations in the U.S. The majority of our agreements with our retail distributors require our retail distributors to exclusively market our GPR cards for a period of three to five years. Our long-term relationships include leading alternative financial services providers, such as ACE Cash Express, Advance America, Cash America International, Community Financial Service Center and Check City, leading grocery and convenience stores, such as H-E-B, Speedway, Murphy Oil and Winn-Dixie, and leading tax preparation service providers, such as Liberty Tax Service.

          Alternative Financial Services Providers.    The most established category of retail distribution of our GPR cards is alternative financial services providers that operate stores that attract and serve underbanked consumers. We have marketed our cards through alternative financial services providers since 2001, and we believe we are the leading provider of GPR cards through these retailers. Consumers who rely on these retailers to provide their financial services are inherently underbanked. We believe that offering these consumers an electronic payment vehicle with all the convenience and security of an ATM/debit card in lieu of cash combined with the features of a traditional bank account is a compelling proposition. Since we engaged our first alternative financial services provider as a distributor in 2001, we have created the largest distribution network for our GPR cards within this industry by securing exclusive, long-term relationships with leading providers. Our current distribution and reload network represents a majority of the total number of alternative financial services provider locations in the U.S. Our largest retail distributor is ACE Cash Express, with whom we have an exclusive distribution agreement through March 31, 2016. GPR cards distributed through ACE accounted for approximately 37% of our total revenues in 2009.

          Traditional Retailers.    We also market our GPR cards through large grocery and convenience stores and other traditional retailers, such as H-E-B, Speedway, Murphy Oil and Winn-Dixie. Retailers that offer a variety of non-bank financial services, such as H-E-B and Winn-Dixie, market our GPR cards at a service desk, rather than off a "j-hook", and are more likely to generate higher sales of our GPR cards, particularly to consumers who are more likely to become loyal cardholders.

          Other Retailers.    We also market our GPR cards through leading tax preparation service providers, such as Liberty Tax Service, leading non-standard auto insurance carriers, such as The General, and retail agents of leading non-standard auto insurance carriers, such as Reliant General Insurance Services and Aggressive Insurance.

          Consumers who engage tax preparation service providers to file their tax returns are often underbanked. Our GPR cards provide underbanked consumers with a means to receive their tax refunds on their GPR cards. Consumers who purchase non-standard auto insurance typically are underbanked and pay their monthly insurance premiums in cash. We believe that offering these consumers a GPR card onto which they may direct deposit their wages and use to pay their monthly insurance premiums is a compelling value proposition.

Direct Distribution

          We also market our cards directly to consumers through direct-to-consumer and online marketing programs. We have developed proprietary systems for optimizing the placement of information regarding our products on the Internet through affiliate marketing and search optimization, and for identifying consumers likely to be receptive to offers to apply for our GPR cards. We have developed a direct marketing platform that we believe is among the largest and most sophisticated in the industry, incorporating a database that includes information regarding a significant portion of the underbanked consumer population in the U.S. By directly acquiring cardholders we are able to maintain greater control over our relationship with our cardholders and eliminate the revenue-share associated with marketing cards through our retail distributors. Our experience in direct-to-consumer and online marketing to underbanked consumers has enabled us to achieve high conversion rates relative to comparable marketing programs.

Corporate Distribution

          As of June 30, 2010, we marketed our GPR cards through approximately 800 corporate employers. These employers promote our GPR card to their underbanked employees as an alternative method of wage payment, allowing their employees to receive their wages on their GPR cards through direct deposit rather than a paper check and allowing the employers to avoid the costs associated with distributing paper checks. The corporate employers through which we market our GPR cards include Kohl's, Macy's, TravelCenters of America, Church's Chicken, Starwood Hotels & Resorts Worldwide and Hospital Corporation of America.

Reload Network

          As of June 30, 2010, we offered reload services through approximately 500 retailers at over 100,000 locations in the U.S. Our reload network is designed to provide convenient ways for our cardholders to add more funds to their cards, to provide our retail distributors with additional opportunities to earn revenue by providing services to our cardholders and to supplement our core GPR card revenues. Retailers typically collect a fee in connection with the reload of our GPR cards and we are entitled to a portion of such fee only with respect to some of such retailers. We do not process reloads of other providers and therefore none of our revenues are derived from reloads of cards offered by other prepaid debit card companies. Our reload network is highly diversified, comprising all of the alternative financial services provider locations and traditional retail locations that market our GPR cards, as well as all MoneyGram and Western Union agent locations and all Safeway grocery stores. In addition, in 2009 we entered into a contractual relationship with Interactive Communications International, or InComm, to offer reload services through certain InComm agents.

Sales and Marketing

          Our sales force is comprised of business development and key account management professionals responsible for developing and maintaining our relationships with our retail distributors, online marketers and corporate employers. As of June 30, 2010, our sales force consisted of 77 full-time employees covering all 50 states in the U.S. The purpose of our sales force is not only to establish new distribution opportunities, but also to provide implementation and day-to-day operational support to our retail distributors, corporate employers and online partners. Our sales force is supported by 33 full-time service representatives who provide ongoing support by phone, fax and e-mail.

          Our marketing staff is comprised of product, channel and functional marketing professionals focused on cardholder acquisitions, deepening usage and retention for us and our retail distributors and corporate employers. We principally market our cards under the NetSpend and Skylight brands and in many cases have co-branding relationships with our retail distributors. Our marketing programs focus principally on direct deposit enrollment and cardholder lifetime value optimization. As of June 30, 2010 our marketing staff consisted of 19 full-time employees supporting our retail distributors, direct-to-consumer and online marketing programs and corporate employers.

Operations

The NetSpend Platform

          We fully integrate our program management and transaction processing operations into a single proprietary platform. Our end-to-end operational and technology platform encompasses the critical functions required for us to acquire cardholders, process transactions, maintain account-level balance data, communicate with cardholders, manage risk and ensure regulatory compliance and communicate with our issuing banks and distributors. These integrated capabilities allow us to customize our products and services for different markets, distribution channels and customer segments.

          Our operations are designed to be scalable. We leverage the existing payment processing systems of third-party network processors Elan and PULSE to connect to the Visa and MasterCard networks. We perform all other critical processing functions in-house, including direct secure network connections to each retail distributor, transaction authorization and account maintenance. This approach enables us to control performance, respond quickly to market needs and maintain a high level of product innovation and flexibility. We have also developed sophisticated exception management processes and procedures that are critical to maintaining our ability to scale effectively. During the twelve months ended June 30, 2010, we processed over 250 million financial transactions and our platform is designed to support a significantly higher level of transaction activity.

          A diagram reflecting the core competencies encompassed within our end-to-end operational and technology platform is set forth below.

End-to-end operational platform

Program Management

          Customer Acquisition and Account Activation.    Customers that acquire cards through our retail distributors and corporate employers are typically issued a temporary "Instant Issue" card with funds immediately available at reduced load and transaction limits. Card applications are typically submitted by these customers through the retail distributor or corporate employer, as applicable. A customer may activate a temporary card either online or by telephone. Upon the approval of the application, the account is established and a permanent card embossed and personalized with the customer's name is sent to the customer within ten business days. Customers that acquire a card through our direct-to-consumer or online marketing campaigns submit a card application to us directly, either online or by telephone, and upon approval of the application the card is activated and, if not included in the original solicitation, a permanent card is sent to the customer. We accept or decline card applications based on a review of the personal data included in each customer's application against our own and third party databases, in accordance with compliance procedures designed to comply with applicable law.

          Customer Service and Support.    The quality of our customer interaction and the breadth of the communication channels that we provide to our cardholders are fundamental features of our business strategy. Our customer service department is an important source of cardholder education and marketing, encouraging card usage and promoting direct deposit enrollment and other product offerings that improve retention.

          We provide a comprehensive set of services to cardholders for account and balance information, budgeting tools, person-to-person payment, query resolution, bill payment and similar services. Customer support is provided through a combination of live service agents, as well as 24 hours a day, seven days a week access to our interactive voice response systems, our websites and other online and mobile phone based services. Our customer service includes employees at our Austin, Texas and Atlanta, Georgia facilities and outsourced services through facilities in Texas, Mexico and the Philippines. We provide certain of our large distributors with private-labeled customer support interfaces incorporating their brands.

          Risk Management and Regulatory Compliance.    We maintain substantially all aspects of portfolio and customer risk management, fraud exposure, chargeback recovery and transaction and distributor monitoring on behalf of our issuing banks. We also support many aspects of regulatory compliance monitoring and management within the risk area.

          We have made significant investments to build comprehensive risk and regulatory compliance systems, procedures and infrastructure designed to comply with applicable federal and state law.

Our compliance infrastructure includes customer identification protocols, systemic controls on balances and transactions, distributor due diligence and oversight and automatic surveillance and monitoring of card program activity, which results in our compliance with anti-money laundering laws and reduces fraud loss. We believe that our risk and related regulatory compliance systems and procedures efficiently and effectively implement risk management and risk-based regulatory compliance requirements for us, our distributors and our issuing banks, while facilitating execution of our customer acquisition and transaction processing strategy. We attempt to successfully balance a comprehensive regulatory compliance infrastructure with cardholder growth and product penetration. We believe the combination of regulatory compliance standards and operational efficiency provides us with a significant competitive advantage. We have implemented numerous post-issuance procedures to reduce the risk of chargebacks and fraud loss. For example, we limit the use of our temporary cards issued to new cardholders until customer identification protocols and other account opening compliance procedures have been met and the cardholder is issued a permanent card.

          We have made significant investments in building proprietary analysis, tracking, authorization and reporting systems to manage our risk and compliance processes. These processes contain a substantial amount of intellectual property embodying the knowledge we have gained across our cardholders, products and channels. These systems, and the fact that they are managed in-house, enable us to quickly respond to any new fraud or risk trend. We periodically review and upgrade our fraud and risk management systems.

          Transactions disputed by our cardholders are administered in accordance with Regulation E of the Board of Governors of the Federal Reserve System and the industry-standard chargeback procedures established and maintained by the card associations. We attempt to assist our cardholders in investigating and resolving chargeback disputes as quickly as possible. If the cardholder is able to demonstrate that a transaction was invalid and the dispute is resolved in favor of the cardholder, the transaction is charged back to the merchant and the amount is credited to the cardholder's account. We assume responsibility for liabilities for fraud not covered by chargebacks and for negative balances that may result from small transactions that are forced by merchants through the settlement systems maintained by the card associations and network organizations without prior authorization for which it is not economically feasible to pursue chargebacks, or from small courtesy overdrafts we may extend cardholders.

          Marketing and Promotion.    Our marketing and promotional efforts are targeted at consumers as well as our retail distributors and corporate employers. We are able to leverage our experience and the data we gather from our cardholders to design marketing and promotional programs that we believe more effectively drive customer acquisition, usage and retention. Because our marketing and promotional efforts are maintained by us as part of our end-to-end platform, we are able to quickly customize and change our programs to match changes in the market, consumer purchasing trends and technology improvements.

          Distributor Relationship Management.    We believe that our prepaid debit card programs are an integral part of many of our retail distributors' businesses. We work with our distributors to create a prepaid debit card program and strategy tailored to their respective businesses. We do this through a combination of marketing, information technology, risk management and regulatory compliance and sales and customer support.

          Each new distributor is typically provided with our proprietary software that can be quickly integrated with their point-of-sale systems to create a direct secure network connection between the distributor's information technology systems and our own payment processing platform. This direct information technology connection between our payment system platform and the distributors' point-of-sale systems enables the distributor to efficiently and securely establish new accounts and transmit data regarding reloads, debits and other similar transactions.

          We provide our distributors with ongoing support, which includes full card lifecycle management, training, teller incentive programs, answering billing questions, responding to requests for supplies and inventory, resolving failed payment transactions, repairing equipment, educating distributors on compliance issues and assisting distributors with pricing changes and purchases of additional products and services.

Transaction Processing

          Processing and Authorization.    A transaction begins with an electronic message from a merchant requesting funds from a cardholder's account followed by a response from us authorizing or denying the transaction. In the case of an authorization, the cardholder's account is updated to reduce the funds available in the cardholder's account. We electronically receive and respond to an authorization request through the MasterCard, Visa or PULSE networks. The transaction is completed when a subsequent settlement transaction indicating the final purchase amount is received by us, upon which we debit the funds from the cardholder's account.

          Network and Telecommunications.    We maintain our own networking systems designed to provide secure and reliable connections to our distributors, issuing banks, cardholders and third parties, such as the card associations and other processors on whom we rely to provide services that are integrated into our platform.

          Customer Statements and Account Information.    Cardholders can access their account status and recent transactions through our customer service agents, through voice activation responses or by text messages to their mobile phones. Full account statements can be accessed online and printed statements are available to the cardholder upon request.

          Clearing and Settlement Process.    We have agreements with our issuing banks to undertake funds management and settlement processes through the card associations and network organizations. All cardholder funds are held by our issuing banks in FDIC-insured custodial depository accounts. Members of our distribution and reload network collect our cardholders' funds and remit them by electronic transfer to our issuing banks for deposit in the card accounts. Loads made through direct deposit are routed from the originating depository financial institutions through the Federal Reserve to our issuing banks for deposit in the card accounts. We provide a series of daily reports and instructions to our issuing banks regarding the movement of cardholder funds.

Key Relationship with MetaBank

          Our issuing banks provide us with critical products and services, including the FDIC-insured depository accounts tied to our GPR cards, access to the ATM networks, membership in the card associations and network organizations and other banking functions. All cardholder funds are held by our issuing banks. Our cardholders are charged fees by our issuing banks in connection with the products and services we provide. Further, interchange fees are remitted by merchants to our issuing banks when cardholders make purchase transactions using our prepaid debit cards. Our issuing banks compensate us for our services based on these service fees and interchange fees. The revenues earned by our issuing banks in connection with our prepaid debit cards consist primarily of investment returns earned on our cardholders' funds, as well as fees from additional products and services of our issuing banks marketed with our GPR cards, such as overdraft protection.

          MetaBank, which has been one of our issuing banks since 2005, is a federal savings bank that is a leading issuer of prepaid debit cards. In January 2010, we amended our agreement with MetaBank pursuant to which we agreed to promote MetaBank as a preferred issuing bank and MetaBank agreed to promote us as a preferred program manager. Our status as a preferred program manager of MetaBank allows us to manage our business more efficiently and provides us access to additional opportunities through referrals. In order to further align our strategic interests with MetaBank, we also acquired approximately 4.9% of the outstanding equity interests in Meta Financial Group, Inc., MetaBank's holding company. Although we intend to maintain relationships with alternative issuing banks, we expect to continue to utilize MetaBank as a preferred provider of banking services. For a discussion of recent developments related to MetaBank, see "Prospectus Summary—Recent Developments—MetaBank Announcement."

Technology

          We believe our technology is a key differentiator of our business and a competitive advantage. We develop and maintain all critical operations systems in-house. Our integrated end-to-end operational and technology platform supports a wide variety of core processing, client servicing and operational functions. Our proprietary systems include an account hosting database infrastructure, an integrated layer of banking, cardholder acquisition, cardholder relationship management and transactions processing applications, a range and variety of third-party client interfaces and a real-time reporting infrastructure. In addition to our core systems, we have also developed a number of ancillary systems that support a variety of customized operational needs, including risk management, customer servicing and financial reconciliation and reporting.

          We have made substantial investments in the development of our core processing architecture. This architecture is the backbone of our transaction and data processing systems, and provides a common, extensible and scalable framework that positions us with what we believe is a versatile banking platform. We leverage our core processing platform to provide a scalable application model that supports both high availability as well as a flexible approach to business rule management.

          We believe our existing infrastructure is capable of handling our projected growth. In 2009, we processed over 250 million financial transactions and our platform is designed to support a significantly higher level of transaction activity.

          Key elements of our information technology infrastructure include:

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  Network scalability and disaster recovery.  Our core systems are designed to securely operate across multiple geographic locations, with a disaster recovery site designed to accommodate all of our production traffic in the case of a catastrophic outage. We also manage a secure network of third-party client connections to our issuing banks, distributors, processors and other third parties to support card sales, loads, authorizations and related transactions.

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  Software system.  We have developed a three-tier Java-based software architecture designed to process transactions while maintaining high security in accordance with what we believe are industry best practices.

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  Internet presence.  We maintain a large number of websites to support our business in three key categories: customer account management, customer acquisition and distributor support.

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  SMS.  Our NetSpend SMS platform allows customers to self-service their accounts by sending and receiving SMS text messages via their mobile phones with real-time information regarding their accounts and transactions. The platform is highly scalable, currently sending and receiving over 12 million text messages per month.

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  Security.  We collect and store personally identifiable information about our cardholders, including names, addresses, social security numbers, driver's license numbers and account numbers. In addition, we maintain a database of cardholder data relating to specific transactions, including account numbers, in order to process transactions and prevent fraud. We maintain security systems and procedures designed to prevent unauthorized disclosure of cardholder data in accordance with applicable law and we contractually obligate our distributors to comply with the same standards.

 Intellectual Property

          Our success depends, in part, on the protection of our intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our intellectual property and other proprietary rights. In addition, we license technology from third parties.

          We have five patent applications pending with the United States Patent and Trademark Office. These include applications related to our payment processing platform and business methods. Most of our services and products are based on proprietary software and related payments systems solutions. Protecting our rights to our proprietary software and the patents, copyrights and trade secrets related to them is critical, as it enhances our ability to offer distinctive services and products to our cardholders, distributors and issuing banks, which differentiates us from our competitors. We have U.S. federal trademark registrations for the marks "NetSpend", "Skylight" and "All-Access" and several other marks, as well as registrations in a variety of foreign jurisdictions.

Competition

          The financial services industry, including the prepaid card market, is subject to intense and increasing competition. We directly compete with a number of companies that market open-loop prepaid debit cards through retail and online distribution, including Green Dot Corporation, Account Now, Inc. and Blackhawk Network Inc. Many transaction processors, such as First Data Corporation, Total System Services, Inc., Fidelity National Information Services and Galileo Processing, Inc., have prepaid platform capability and are increasingly in direct competition with us for prepaid program management opportunities with large distributors. We compete against large retailers such as Wal-Mart seeking to integrate more profitable financial services into their product offerings. We also anticipate increased competition from alternative financial services providers who are often well-positioned to service the underbanked and who may wish to develop their own prepaid debit card programs. In the past year our retail distributors Pay-O-Matic, Inc. and Checksmart Financial Company have both begun to distribute their own GPR cards through their stores. While the increased desire of banks, retailers and alternative financial services providers to develop successful prepaid debit card programs frequently creates new business opportunities for us, it could also have an adverse effect on our business, including through increased price competition and loss of distributor relationships.

Regulation

          We, and the products and services that we market and provide processing services for, are subject to a variety of federal and state laws and regulations, including, but not limited to:

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  Banking laws and regulations;

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  Money transmitter and payment instrument laws and regulations;

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  State wage payment laws and regulations;

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  Anti-money laundering laws;

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  Privacy and data security laws and regulations;

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  Consumer protection laws and regulations;

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  Unclaimed property laws; and

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  Card association and network organization rules.

          As the laws applicable to our business, and those of our distributors and issuing banks, change frequently, are often unclear and may differ or conflict between jurisdictions, ensuring compliance has become more difficult and costly. Failure by us, our issuing banks or distributors to comply with all applicable statutes and regulations could result in fines, penalties, regulatory enforcement actions, civil liability, criminal liability, and/or limitations on our ability to operate our business, each of which could significantly harm our reputation and have a material adverse impact on our business, results of operations and financial condition. For additional discussion of the laws to which we are subject, proposed changes to such laws, the related impact that such changes may have on our business or financial position, and potential penalties associated with failure to comply with such laws, see "Risk Factors — Risks Relating to our Business — We, our issuing banks and our retail distributors are subject to extensive and complex federal and state regulation and new regulations and/or changes to existing regulations could adversely affect our business."

Banking Laws and Regulations

          The products we market and process are the products of MetaBank, Inter National Bank, SunTrust Bank and U.S. Bank, or collectively our issuing banks, and are subject to various federal and state laws and regulations, including those discussed below. MetaBank, a federal savings bank, as well as its holding company, are primarily regulated by the Office of Thrift Supervision, or the OTS. Inter National Bank and U.S. Bank N.A. are each national banks primarily regulated by the Office of the Comptroller of the Currency, or the OCC, and their respective holding companies are primarily regulated by the Board of Governors of the Federal Reserve System, or the FRB. SunTrust Bank is a Georgia state-chartered bank principally regulated by the Georgia Department of Banking and Finance, or the GDBF, and the FRB, and its holding company is also principally regulated by the FRB. As the deposits of each of our issuing banks are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to the applicable limit, the FDIC also serves as the secondary federal regulator for each of our issuing banks. As an agent of, and third-party service provider to, our issuing banks, we are subject to indirect regulation and direct audit and examination by the OTS, OCC, FRB, GDBF and FDIC.

          The GPR cards we market through corporate employers as payroll cards are subject to certain portions of the FRB's Regulation E, which implements the Electronic Fund Transfers Act, or the EFTA. Additionally, while our other GPR cards are not expressly subject to the provisions of the EFTA and Regulation E, with the exception of those provisions comprising the CARD Act described below, we, and our issuing banks, treat our GPR cards as being subject to certain provisions of the EFTA and Regulation E, such as those related to disclosure requirements, periodic reporting, error resolution procedures and liability limitations.

          On November 12, 2009, the FRB amended its Regulation E, which implements the Electronic Fund Transfers Act, to require that financial institutions obtain an accountholder's consent prior to assessing any fees or charges in connection with the payment of any consumer overdraft for any ATM or one-time debit transaction. This amendment applies to all accounts subject to Regulation E, including payroll cards, and became effective on July 1, 2010. While this amendment does not expressly apply to prepaid cards other than payroll cards, our issuing banks have each taken the position that they will apply these requirements to all of our prepaid card programs which include an overdraft service feature. A significant amount of the revenue generated from the GPR cards we market through corporate employers historically has been attributable to overdraft fees charged on these cards. The application of these requirements may result in a significant decrease in our revenues attributable to our GPR cards marketed through corporate employers, as it is possible that a large number of our cardholders that have historically incurred overdraft charges will not provide their consent to continue participating in the overdraft service.

          On March 23, 2010, the FRB issued a final rule implementing Title IV of the Credit Card Accountability, Responsibility, and Disclosure Act of 2009, or CARD Act, which imposes requirements relating to disclosures, fees and expiration dates that are generally applicable to gift certificates, store gift cards and general-use prepaid cards. We believe that our GPR cards, and the maintenance fees charged on our GPR cards, are exempt from the requirements under this rule, as they fall within an express exclusion for cards which are reloadable and not marketed or labeled as a gift card or gift certificate. However, this exclusion is not available if the issuer, the retailer selling the card to a consumer or the program manager promotes, even if occasionally, the use of the card as a gift card or gift certificate. As a result, we provide retailers with instructions and policies regarding the display and promotion of our GPR cards so that retailers do not place our GPR cards on a display that does not separate or otherwise distinguish our GPR cards from gift cards. See "Risk Factors — Risks Relating to Our Business — Our card programs are subject to strict regulation under federal law regarding anti-money laundering and anti-terrorist financing. Failure to comply with such laws, or abuse of our card programs for purposes of money laundering or terrorist financing, could have a material adverse impact on our business."

Money Transmitter and Payment Instrument Laws and Regulations

          Most states regulate the business of money transmitters. While a large number of states expressly exempt banks and their agents from such regulation, others purport to regulate the money transmittal business of banks and their agents to the extent not conducted through bank branches. We have historically taken the position that state money transmitter statutes do not apply to our business for a number of reasons, including that we do not believe that our activities related to our prepaid debit cards are of the type which are regulated by the state money transmitter statutes, in that we do not receive or handle any consumer funds related to our prepaid debit cards at any time. Instead, our distributors collect all consumer funds related to the sale of our prepaid debit cards and remit them by electronic transfer directly to our issuing banks. We, in turn, are compensated directly by each issuing bank for our provision of program management and processing services related to our prepaid cards. We have obtained confirming opinions in support of our exemption from state regulation from regulators in a number of the states where our products and services are offered, and periodically update our analysis of such issues and communications with the relevant regulatory authorities. In each of the remaining states, we provide all services related to our prepaid debit cards either as a licensed money transmitter or on behalf of, and as the agent of, either MetaBank or Inter National Bank, and therefore are exempt from regulation as the agent of an exempt entity. We currently are licensed in Ohio, Virginia, Florida, Texas and Wyoming, and are in the process of applying for licenses in Alaska, North Carolina and Michigan. In those states where we are licensed as a money transmitter, we are subject to direct supervision and regulation by the relevant state banking departments or similar agencies charged with enforcement of the money transmitter statutes, and must comply with various requirements, such as those related to the maintenance of a certain level of net worth, surety bonding, selection and oversight of our authorized agents, permissible investments in an amount equal to our outstanding payment obligations, recordkeeping and reporting, and disclosures to consumers. We are also subject to periodic examinations by the relevant licensing authorities, which may include reviews of our compliance practices, policies and procedures, financial position and related records, various agreements that we have with our issuing banks, distributors and other third parties, privacy and data security policies and procedures, and other matters related to our business.

          We understand that state banking departments, which are charged with regulating the business of money transmission, have traditionally taken the position that the offering of payroll cards does not constitute money transmission, such that we would not be required to obtain a state money transmission license in order to engage in such activity. We believe that our marketing, distribution and servicing of GPR cards through corporate employers as a program manager and third-party service provider to our issuing banks is not subject to regulation under state money transmitter statutes as we do not handle any related consumer funds at any time.

State Wage Payment Laws and Regulations

          The GPR cards we market through corporate employers are designed to comply with applicable state wage and hour laws governing payroll cards. The use of payroll cards as a means for an employer to remit wages or other compensation to its employees or independent contractors is governed by state labor laws related to wage payments. Most states do permit the use of payroll cards as a method of paying wages to employees, either through statutory provisions allowing such use, or, in the absence of specific statutory guidance, the adoption by state labor departments of formal or informal policies allowing for the use of such cards. There are a few states, specifically

Georgia, New Mexico and Rhode Island, which do not have statutes and regulations that specifically provide for the use of payroll cards, and have taken the position, through the state labor department, that state law prohibits the use of payroll cards for the purpose of remitting wages or other compensation. Nearly every state allowing payroll cards places certain requirements and/or restrictions on their use as a wage payment method, the most common of which involve obtaining the prior written consent of the relevant employee, limitations on payroll card fees, and disclosure requirements. There is a risk that one or more states or state labor departments that currently permit the use of payroll cards as a wage payment method will take a contrary position, either through revised legislation, regulation or policies, as applicable, or will impose additional requirements on the provision and use of such cards, each of which could have an adverse impact on our business.

Anti-Money Laundering Laws and Regulations

          At certain times in our history we have been registered with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, as a "money services business," and therefore have been subject to certain anti-money laundering compliance obligations arising under the Bank Secrecy Act and its implementing regulations. However, we subsequently concluded that we were not required to be registered as a money services business, did not renew our registration, and requested a formal, written opinion from FinCEN to confirm our conclusion. Accordingly, while we do have certain anti-money laundering compliance obligations, these obligations arise contractually under the agreements that we have with each of our issuing banks. It is possible that we may at some future date be required to re-register as a money services business, whether due to a notification from FinCEN that we are required to register under the current requirements or new regulatory requirements or otherwise. Furthermore, in the event that FinCEN's recent NPRM is adopted in its current form, it is likely that we will be required to register as a money services business. See "Risk Factors — Risks Relating to Our Business — Our card programs are subject to strict regulation under federal law regarding anti-money laundering and anti-terrorist financing. Failure to comply with such laws, or abuse of our card programs for purposes of money laundering or terrorist financing, could have a material adverse impact on our business."

Privacy and Data Security Laws and Regulations

          We collect and store personally identifiable information about our cardholders, including names, addresses, social security numbers, driver's license numbers and account numbers, and maintain a database of Cardholder data relating to specific transactions, including account numbers, in order to process transactions and prevent fraud. As a result, we are required to comply with the privacy provisions of the Gramm-Leach-Bliley Act and its implementing regulations, or GLBA, various other federal and state privacy statutes and regulations, and the Payment Card Industry Data Security Standard, each of which is subject to change at any time. In order to comply with our obligations under GLBA and applicable state laws, and our agreements with our issuing banks, we are required to safeguard and protect the privacy of such personally identifiable information, make disclosures to our cardholders regarding the applicable privacy and information sharing policies, and give our cardholders the opportunity to prevent us and our issuing banks from releasing information about them to unaffiliated third parties for marketing and other purposes. The privacy laws of certain states, including California, impose more stringent limitations on access and use of personal information than GLBA, requiring our cardholders to affirmatively opt-in to certain categories of disclosures. We continue to work with our issuing banks to implement and maintain appropriate policies and programs as well as adapt our business practices in order to comply with applicable privacy laws and regulations.

Consumer Protection Laws and Regulations

          We are subject to various federal and state consumer protection laws, including those related to unfair and deceptive trade practices. We continue to implement and maintain policies and procedures to assist us in our compliance with such laws, which are subject to frequent change due to the increased focus on this area by federal and state legislatures, regulatory authorities and consumer protection groups.

Card Association and Payment Network Operating Rules

          In providing certain of our services to our issuing banks, we are required to comply with the operating rules promulgated by various card associations and network organizations, including certain data security standards, with such obligations arising either under our agreements with each issuing bank or as a condition to access or otherwise participate in the relevant card association or network organization. Each card association and network organization audits us from time to time to ensure our compliance with these standards, and our failure to comply could subject us to a variety of fines or penalties, including the termination of our ability to process transactions routed through these networks. We continue to work with our issuing banks to implement and maintain appropriate policies and programs as well as adapt our business practices in order to comply with all applicable rules and standards.

Other Laws and Regulations

          As we develop new services and new products, we may become subject to additional federal and state regulations. These additional regulations could substantially restrict the nature of the business in which we may engage and the nature of the businesses in which we may invest. In addition, changes in current laws or regulations and future laws or regulations may restrict our ability to continue our current methods or operations or expand our operations and may have a material adverse effect on our business, results of operations and financial condition.

Employees

          As of June 30, 2010, we had 488 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

Properties

          Our principal executive offices are located in Austin, Texas, where we lease approximately 54,000 square feet. We also maintain leased offices in Atlanta, Georgia, San Mateo, California, Kansas City, Kansas and Charlotte, North Carolina. We believe that our existing and planned facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Legal Proceedings

          We are involved from time to time in various litigation and regulatory matters arising in the ordinary course of business. The amount, if any, of our ultimate liability with respect to these matters cannot be determined, but we do not expect the resolution of any pending matters to have a material adverse effect on our business or financial condition.

          On October 24, 2007, Alexsam, Inc. filed suit against us in the District Court of Travis County, Texas, 419th Judicial District, asserting breach of a license agreement entered into between us and Alexsam in 2004 and seeking monetary damages, attorneys' fees, costs and interest. The license agreement was entered into by the parties following Alexsam's assertion and subsequent dismissal without prejudice of a claim of patent infringement filed by Alexsam against us in 2003. We have asserted counterclaims for breach of contract and declaratory judgment. In April 2010, we filed a motion for summary judgment, and following a hearing, the court denied the motion without substantive comment. We plan to contest vigorously Alexsam's claims.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information regarding our executive officers and directors, including their ages, as of June 30, 2010.

Name	Age	Position
Daniel R. Henry	44	Chief Executive Officer, Director
Charles J. Harris	47	President
George W. Gresham	43	Chief Financial Officer
Thomas A. Cregan	39	Executive Vice President, Sales and Distribution
Anh Hatzopoulos	38	Executive Vice President of Online Business Development
James DeVoglaer	49	Executive Vice President of Information Technology
James Jerome	52	Executive Vice President of Card Operations
Christopher T. Brown	46	General Counsel and Secretary
Francisco Rodriguez	38	Director
Thomas McCullough	68	Director
Ann Huntress Lamont	53	Director
Daniel M. Schley	55	Director
Alexander R. Castaldi	60	Director
Andrew W. Adams	35	Director

          Daniel R. Henry has served as our Chief Executive Officer since February 2008 and has also served as a member of our board of directors since June 2007. Prior to being appointed as Chief Executive Officer, Mr. Henry briefly served as our President beginning in January 2008. Prior to joining us, Mr. Henry co-founded Euronet Worldwide, Inc., a Nasdaq-listed global provider of electronic payment and transaction processing solutions for financial institutions, retailers, service providers and individual consumers, and, from May 1994 to December 2006, served as its President and Chief Operating Officer. In addition, Mr. Henry served as a director of Euronet Worldwide, Inc. from 1996 to 2006. Mr. Henry earned a B.S. in business administration with majors in finance, economics and real estate from the University of Missouri-Columbia.

          Charles J. Harris has served as our President since July 2010. Prior to joining us, from April 2009 to June 2010, Mr. Harris served as the general manager of the payment solutions division of Intuit, Inc., a Nasdaq-listed company that is a leading provider of financial management, tax and online banking solutions for consumers, small and mid-sized businesses, accountants and financial institutions. From September 2005 until April 2009, Mr. Harris served in multiple positions for Electronic Clearing House, Inc., including as President and Chief Executive Officer, President and Chief Operating Officer and as a director. Prior to that, Mr. Harris held a number of leadership roles with Chase Paymentech, including President and Chief Executive Officer of Merchant Link, a wholly owned subsidiary of Chase Paymentech. Mr. Harris holds a B.B.A. in finance from the University of Texas at Austin.

          George W. Gresham has served as our Chief Financial Officer since May 2010. Prior to joining us, from February 2008 to May 2010, Mr. Gresham served as Chief Financial Officer of Global Cash

Access, Inc., a NYSE-listed provider of payment processing services to the gaming industry. From May 2002 until October 2007, Mr. Gresham served as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of EFD eFunds Corporation, a NYSE-listed company that specialized in the development and deployment of payment and payments-related technology. Mr. Gresham holds a B.S. in accountancy from Northern Arizona University, an MBA from the Thunderbird School of Global Management and is a Certified Public Accountant.

          Thomas A. Cregan has served as our Executive Vice President, Sales and Distribution since July 2008. From March 2008 to June 2008, Mr. Cregan served as our Managing Director, International and was responsible for evaluating international market opportunities. Prior to joining us, from 2005 to 2008, Mr. Cregan served as President of PaySpot, Inc., since renamed epay Americas, Ltd., a wholly-owned subsidiary of Euronet Worldwide, Inc. Mr. Cregan joined Euronet following the acquisition of his company, epay Australia and New Zealand Pty. Ltd., which he founded and acted as managing director from inception in November 1999 until December 2004. Mr. Cregan holds a Bachelor of Business Degree and MBA from Monash University, Melbourne, Australia.

          Anh Hatzopoulos has served as our Executive Vice President since February 2008. Prior to joining us, from July 2005 to February 2008, Ms. Hatzopoulos served as founder and Chief Executive Officer of Little Grad, Inc., an online rebate-based college savings program. From July 2000 to July 2005, Ms. Hatzopoulos was a senior executive on the core team responsible for building the online business of Wal-Mart Stores, Inc. Ms. Hatzopoulos holds a degree in computer science and business administration from Stanford University and Carnegie Mellon University.

          James DeVoglaer has served as our Executive Vice President of Information Technology since November 2009. From September 2006 to November 2009, Mr. DeVoglaer served as our Vice President of Information Technology. Prior to joining us, from January 2004 to September 2006, Mr. DeVoglaer served as co-founder of KAIAN Business Solutions, an IT infrastructure integrator and operational process solutions provider. Prior to that, Mr. DeVoglaer served as Vice President, Information Technology for Accent Health, a health education television network, and as General Manager and Director of Technology for Convergent Communications Services, Inc., a leading provider of Enterprise Network Carrier (ENC) services. Mr. DeVoglaer holds a B.S. in computer studies from University of Maryland, University College.

          James Jerome has served as an Executive Vice President since November 2009. Prior to being appointed as Executive Vice President, Mr. Jerome served as a Senior Vice President from August 2008 to November 2009 and a Vice President from April 2008 to August 2008. Prior to joining us, from October 1999 to March 2008, Mr. Jerome served in various capacities with Euronet Worldwide, Inc., including as an Executive Vice President and Managing Director of its software division. Also, Mr. Jerome served in various capacities with the Electronic Banking Services division of BISYS, Inc. Mr. Jerome holds a degree in business administration from the State University of New York.

          Christopher T. Brown has served as our General Counsel since January 2007 and our Secretary since June 2007. Prior to joining us, from January 2001 to December 2006, Mr. Brown was a partner in the law firm of Baker Botts L.L.P. Mr. Brown holds a J.D. from the University of Iowa College of Law and a Bachelor of Arts degree in political economy from Tulane University.

          Francisco Rodriguez has served as a member of our board of directors since July 2008. Mr. Rodriguez is a managing director of JLL Partners, Inc., which he joined in 1995. Prior to joining JLL, Mr. Rodriguez was a member of the merchant banking group at Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Rodriguez also serves as a director of several companies, including J.G. Wentworth, LLC, Education Affiliates, Inc., FC Holdings Inc., Ross Education, LLC and The

Learning Annex GP, LLC. Mr. Rodriguez holds a B.S. degree from the University of Pennsylvania Wharton School.

          Thomas A. McCullough has served as a member of our board of directors since October 2008. From April 1987 to December 2009, Mr. McCullough served as Executive Vice President and Chief Operating Officer of DST Systems, Inc., a major provider of processing services to the financial services and health care industries. Prior to joining DST, Mr. McCullough was President and Chief Executive Officer of Garnac Grain Company, an international grain trading and exporting company. Prior to that, he was a partner with the consulting firm of Arthur Young & Co. Mr. McCullough also serves on the board of directors of Boston Financial Data Services, DST, BlueCross BlueShield of Kansas City, Country Club Bank and Balance Innovations LLC. Mr. McCullough holds an A.B. in mathematics from Rockhurst University and a Master's degree in economics from the University of Missouri at Kansas City.

          Daniel M. Schley has served as a member of our board of directors since June 2004. Since 2003, Mr. Schley has served as Chairman of Foundation Source, Inc., a provider of back-office technology and services for private foundations, and served as CEO of Foundation Source from 2003 through 2009. Mr. Schley also serves as a Co-Founder and Managing Director of Dolphin Capital Group, a private equity firm, where he has served since 2000. Mr. Schley also serves on the board of directors of Winder Farms, Inc., Dynamic Confections, Inc., and the Fairfield, Connecticut chapter of the World Presidents Organization. Mr. Schley holds a Bachelor of Arts degree in economics and political science from Stanford University and a Master of Business Administration degree from Harvard University.

          Ann Huntress Lamont has served as a member of our board of directors since June 2004. Ms. Lamont has been with Oak Investment Partners, a multi-stage venture capital firm, since 1982, serving as a General Partner from 1986 to 2006 and as a Managing Partner since 2006. Prior to joining Oak, Ms. Lamont served as a research associate with Hambrecht & Quist. Ms. Lamont currently serves on the board of directors of Clarient, Inc. and the Stanford University Board of Trustees. Ms. Lamont holds a Bachelor of Arts degree in political science from Stanford University.

          Alexander R. Castaldi has served as a member of our board of directors since January 2009. Since January 2005, Mr. Castaldi has served as a Managing Director of JLL Partners, a private equity investment company. Prior to joining JLL, Mr. Castaldi served as Chief Financial & Administration Officer of Remington Products Company, LLC. Mr. Castaldi also serves on the board of directors of PGT Industries, Inc., McKechnie Aerospace, Education Affiliates, Inc., J.G. Wentworth, C.H.I. Overhead Doors, Inc., Medical Card System, Inc., FC Holdings, Inc. and PharmaNet Development Group, Inc. Mr. Castaldi holds a B.S. from Central Connecticut State University.

          Andrew W. Adams has served as a member of our board of directors since January 2010. Mr. Adams joined Oak Investment Partners in October 2003 as a Senior Associate and has served as a General Partner since 2010. Prior to joining Oak, Mr. Adams was a Senior Associate with Capital Resource Partners. Mr. Adams was also a Financial Analyst in the media and communications group of Deutsche Banc. Mr. Adams also serves on the board of directors of Clarient, Inc. Mr. Adams holds a Bachelor of Arts degree in history from Princeton University.

Board Composition

          We currently have seven directors, each of whom was elected pursuant to the board composition provisions of our stockholders agreement. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or, if earlier, until their death, resignation or removal.

          Upon the completion of this offering, our board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. Our board of directors will consist of the following:

  •
  two class I directors (Messrs. Adams and Henry), whose initial terms will expire at the annual meeting of stockholders in 2011;

  •
  three class II directors (Messrs. Castaldi, McCullough and Schley), whose initial terms will expire at the annual meeting of stockholders in 2012; and

  •
  two class III directors (Ms. Lamont and Mr. Rodriguez), whose initial terms will expire at the annual meeting of stockholders in 2013.

          Upon the expiration of a term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. In addition, the authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, to the extent possible, each class will consist of one-third of the directors. Our classified board of directors could have the effect of making it more difficult for a third party to acquire control of us. See "Description of Capital Stock — Certain Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws."

          Our board of directors has determined that, upon consummation of this offering, all of our current directors other than Messrs. Henry, Rodriguez and Castaldi, will qualify as "independent" directors as defined under the Nasdaq Stock Market rules. We do not currently have a chairman of the board.

Board Committees

          Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon consummation of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and the Securities and Exchange Commission rules and regulations.

Audit Committee

          Messrs. McCullough, Castaldi and Adams currently serve on the audit committee, which is chaired by Mr. McCullough. Upon consummation of this offering, we expect to comply with the applicable rules of the Securities and Exchange Commission and the Nasdaq Stock Market rules relating to independence of audit committee members. We expect to replace Mr. Castaldi with an independent director as soon as practicable following consummation of this offering. Our board of directors has determined that each audit committee member has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. McCullough as an "audit committee financial expert," as defined under the applicable rules of the Securities and Exchange Commission. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

  •
  reviewing the overall audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

  •
  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

  •
  establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

  •
  recommending, based upon the audit committee's review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

  •
  preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement;

  •
  reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

  •
  reviewing quarterly earnings releases and scripts.

          Upon completion of this offering, the audit committee charter will be available on our web site at www.netspend.com under the heading Corporate Governance.

Compensation Committee

          Ms. Lamont and Messrs. Rodriguez and Schley currently serve on the compensation committee, which is chaired by Mr. Schley. Upon consummation of this offering, we expect to comply with the Nasdaq Stock Market rules relating to independence of compensation committee members. We expect to replace Mr. Rodriguez with an independent director as soon as practicable following consummation of this offering. The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

  •
  evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

  •
  reviewing and approving the compensation of our other executive officers;

  •
  reviewing and establishing our overall management compensation, philosophy and policy;

  •
  overseeing and administering our compensation, welfare, benefit and pension and similar plans;

  •
  reviewing and approving our policies and procedures for the grant of equity-based awards;

  •
  reviewing and making recommendations to the board of directors with respect to non-employee director compensation; and

  •
  reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

          Upon completion of this offering, the compensation committee charter will be available on our web site at www.netspend.com under the heading Corporate Governance.

Nominating and Corporate Governance Committee

          Messrs. McCullough and Schley currently serve on the nominating and corporate governance committee. Upon consummation of this offering, we expect to comply with Nasdaq Stock Market rules relating to independence of nominating and corporate governance committee members. The nominating and corporate governance committee's responsibilities include:

  •
  searching for, identifying, evaluating the qualifications of and recommending to the board of directors qualified director candidates, including nominees recommended by stockholders;

  •
  recommending committee assignments in accordance with the membership requirements specified in the charter of each committee;

  •
  developing and recommending to the board of directors standards and processes for determining the independence of directors that meet the rules and requirements of Nasdaq and applicable law and regulation;

  •
  developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

  •
  developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

  •
  overseeing the evaluation of the board of directors and management.

          Although the board of directors does not have a formal diversity policy, the nominating and corporate governance committee, when assessing the qualifications of prospective nominees to the board of directors, will consider each nominee's personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the best interests of our company and stockholders. The nominating and corporate governance committee will also give consideration to the qualifications that the committee believes must be met by prospective nominees to the board, qualities or skills that the committee believes are necessary for one or more of our directors to possess and standards for the overall structure, diversity and composition of the board.

          The nominating and corporate governance committee will consider director candidates recommended by stockholders. If a stockholder wishes to recommend a director for nomination by the committee, the stockholder should submit the recommendation in writing to the Chairman, Nominating and Corporate Governance Committee, in care of the Secretary, NetSpend Holdings, Inc., 701 Brazos Street, Suite 1300, Austin, Texas 78701-2582. The recommendation should contain the following information:

  •
  the name, age, contact information, business address and residence address of the nominee and the name, contact information and address of the stockholders making the nomination;

  •
  the principal occupation or employment of the nominee;

  •
  the number of shares of each class or series of our capital stock beneficially owned by the nominee and the stockholder and the period for which those shares have been owned; and

  •
  any other information the stockholder may deem relevant to the committee's evaluation.

          Candidates recommended by stockholders will be evaluated on the same basis as candidates recommended by our directors, executive officers, third-party search firms or other sources.

          Upon completion of this offering, the nominating and corporate governance committee charter will be available on our web site at www.netspend.com under the heading Corporate Governance.

Compensation Committee Interlocks and Insider Participation

          No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. No member of our compensation committee has ever been an officer or employee of ours. There are no family relationships among any of our directors or executive officers.

Corporate Governance

Code of Business Conduct and Ethics

          We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.netspend.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Accounting and Auditing Concerns

          The audit committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We are also in the process of implementing a confidential hotline by which employees can communicate concerns or complaints regarding these matters.

Stockholder Communication with the Board of Directors

          Stockholders may communicate with the board of directors by submitting their communications in writing, addressed to the board as a whole or, at the election of the stockholder, to one or more specific directors, in care of the Secretary, NetSpend Holdings, Inc., 701 Brazos Street, Suite 1300, Austin, Texas 78701-2582.

Director Compensation

          Members of our board of directors who are not our employees and are not affiliated with Oak or JLL receive annual retainers of $25,000, or $40,000 if they chair a committee or $90,000 if they serve as chairman of the board. They are also reimbursed for their out-of-pocket expenses related to their service on our board of directors.

          Any new non-employee director who is not affiliated with Oak or JLL typically receives an initial option to purchase 50,000 shares of our common stock on the date such individual joins the board of directors. These options will vest over a period of three years. In addition, such board member will typically be granted an option to purchase 25,000 shares of our common stock on an annual basis thereafter. See "Executive Compensation — Compensation of Directors."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, an annual cash bonus award, a long-term equity incentive compensation plan and broad-based benefits programs.

          We place significant emphasis on pay for performance-based incentive compensation programs, which make payments when certain company goals are achieved. This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer, and the other three most highly-compensated executive officers, which are collectively referred to as the named executive officers.

The Objectives of our Executive Compensation Program

          Our compensation committee is responsible for establishing and administering our policies governing the compensation for our executive officers. Our executive officers are elected by our board of directors. The compensation committee is composed entirely of non-employee directors. See "Management — Board Committees — Compensation Committee."

          Our executive compensation programs are designed to achieve the following objectives:

  •
  Attract and retain talented and experienced executives in the highly competitive and dynamic payments industry;

  •
  Motivate and reward executives whose knowledge, skills and performance are critical to our success;

  •
  Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

  •
  Provide a competitive compensation package which is weighted heavily towards pay for performance, and in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

  •
  Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

  •
  Foster a shared commitment among executives by coordinating their company and individual goals; and

  •
  Compensate our executives to manage our business to meet our long-range objectives.

Our Compensation Practices

          The compensation committee meets outside the presence of all of our executive officers, including the named executive officers, to consider appropriate compensation for our chief executive officer, or CEO. For all other named executive officers, the committee meets outside the presence of all executive officers except our CEO and our general counsel who recuses himself when the committee discusses his compensation. Mr. Henry, our CEO, annually reviews each other named executive officer's performance with the committee and makes recommendations to the compensation committee with respect to the appropriate base salary, annual cash bonus and the grants of long-term equity incentive awards for all executive officers, excluding himself. Based in part on these recommendations from our CEO and other considerations discussed below, the compensation committee approves the annual compensation package of our executive officers other than our CEO. The compensation committee also annually analyzes our CEO's performance and determines his base salary, annual cash bonus and long-term equity incentive awards based on its assessment of his performance. The annual performance reviews of our executive officers are considered by the compensation committee when making decisions on setting base salary, cash bonus award and grants of long-term equity incentive awards. When making decisions on setting base salary, cash bonus award and initial grants of long-term equity incentive awards for new executive officers, the compensation committee considers the importance of the position to us, the past salary history of the executive officer and the contributions to be made by the executive officer to us.

          We use the following principles to guide our decisions regarding executive compensation:

Provide compensation opportunities that are competitive in the marketplace.

          To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we strive to provide a total compensation package that is competitive with total compensation provided by other private and public companies in our industry.

          Although we do not specifically benchmark our compensation levels against a defined peer group, we do consider competitive market pay data important to our compensation decisions. We gather competitive market compensation information from a number of sources:

  •
  Data in proxy statement and other filings from public financial services companies that we believe are comparable to us based on revenue and market capitalization;

  •
  Surveys of comparably sized public and private companies; and

  •
  Reviews of posted salaries on executive search sites.

          We utilize this data in assessing the competitiveness of our compensation packages. Our goal is to ensure that our executives are compensated at levels commensurate to what they could achieve at other similarly situated companies in our industry. For each executive officer, we consider competitive compensation data in concert with:

  •
  Our business need for the executive officer's skills;

  •
  The contributions that the executive officer has made or we believe will make to our success;

  •
  The transferability of the executive officer's managerial skills to other potential employers;

  •
  The relevance of the executive officer's experience to other potential employers, particularly in the payments industry; and

  •
  The readiness of the executive officer to assume a more significant role with another potential employer.

Require performance goals to be achieved in order for the majority of the target pay levels to be earned.

          Our executive compensation program emphasizes pay for performance. Performance is measured based on achievement of company performance goals established by our board of directors relative to our board of directors approved annual business plan. The goals for our company and individual measures are established so that target attainment is not assured. The attainment of payment for performance at target or above will require strong company performance and significant effort on the part of our executives.

Offer the same comprehensive benefits package to all full-time employees.

          We provide a competitive benefits package to all full-time employees which includes health and welfare benefits, such as medical, dental, vision care, disability insurance, life insurance benefits, and a 401(k) savings plan. We have no structured executive perquisite benefits (e.g., club memberships or company vehicles) for any executive officer, including the named executive officers.

Provide fair and equitable compensation.

          We provide a total compensation program that we believe will be perceived by both our executive officers and our stockholders as fair and equitable. In addition to conducting analyses of market pay levels and considering individual circumstances related to each executive officer, we also consider the pay of each executive officer relative to each other executive officer and relative to other members of our management team. We have designed the total compensation programs to be consistent for our executive management team.

Components of our Executive Compensation Programs

          Overall, our executive compensation programs are designed to be consistent with the objectives and principles set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose

Base salary	Fixed annual cash compensation; all executives are eligible for periodic increases in base salary based on performance.	Keep our annual compensation competitive with the market for skills and experience necessary to meet the requirements of the executive's role with us.

Annual cash bonus awards	Performance-based annual cash incentive earned based on company performance against target performance levels.	Motivate and reward for the achievement and over-performance of our critical financial and strategic goals. Amounts earned for achievement of target performance levels based on our annual budget are designed to provide a market-competitive pay package; potential for greater amounts are intended to motivate participants to achieve or exceed our financial performance goals and not to reward if performance goals are not met.

Long-term equity incentive plan awards (stock options and restricted stock)	Performance-based equity award which has value to the extent our common stock price increases over time; targeted at the median market pay level and/or competitive practices at peer companies.	Align interest of management with stockholders; motivate and reward management to increase the stockholder value of the company over the long term. Vesting based on continued employment will facilitate retention; vesting based on performance metrics further aligns interest of management with stockholders; provides change in control protection.

Retirement savings opportunities	Tax-deferred plan in which all employees can choose to defer compensation for retirement and a plan in which certain executives can choose to defer compensation on a basis that is not tax-qualified.	Provide employees the opportunity to save for their retirement. Account balances are affected by contributions and investment decisions made by the employee.

Health & welfare benefits	Comparable health & welfare benefits (medical, dental, vision, disability insurance and life insurance) are available for all full-time employees.	Provides benefits to meet the health and welfare needs of employees and their families.

          All pay elements are cash-based except for the long-term equity incentive program, which is an equity-based award. We consider market pay practices and practices of peer companies in determining the amounts to be paid, what components should be paid in cash versus equity, and how much of a named executive officer's compensation should be short-term versus long-term.

          In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previously awarded stock options or options awards, are not taken into account in setting other elements of compensation, such as base pay, annual cash bonus awards, or awards of stock options under our long-term equity incentive program. With respect to new executive officers, we take into account their prior base salary and annual cash incentive, as well as the contribution expected to be made by the new executive officer, the business needs and the role of the executive officer with us. We believe that our executive officers should be fairly compensated each year relative to market pay levels and internal equity among executive officers. Moreover, we believe that our long-term incentive compensation program furthers our significant emphasis on pay for performance compensation.

          To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we provide a competitive total compensation package. Total compensation is broken into three main categories:

  •
  base salary;

  •
  performance-based cash bonus awards; and

  •
  long-term incentive equity-based awards.

Base Salary

          We review on an annual basis salary ranges and individual salaries for our executive officers. We establish the base salary for each executive officer based on a review of market pay levels as well as internal factors, such as the individual's performance and experience, and the pay of others on the executive team. We believe competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us. In 2009, base salary accounted for approximately 34% - 47% of the total compensation of our named executive officers.

          The base salaries paid to our named executive officers are set forth below in the Summary Compensation Table. See "— Summary of Compensation." We believe that the base salary paid to our executive officers during 2009 achieves our executive compensation objectives, compares favorably to the base salaries paid by other financial services companies and is consistent with our emphasis on pay for performance.

Cash Incentive Awards

          On an annual basis, our board upon the recommendation of the compensation committee adopts an executive bonus program. The executive bonus program provides a financial incentive to executive employees, vice president level and above, to drive long-term growth and recurring profitability for the Company. In order to be eligible for a bonus award under the plan, each eligible executive must have received a minimum individual performance rating by his or her direct supervisor (or, in the case of the CEO, by the board of directors) and must be employed by the Company at the time of payout. If the executive's employment began after January 1 of the current plan year their bonus potential will be prorated over a 12-month period of time.

          Under our annual executive bonus program, each executive is assigned a target bonus level expressed as a percentage of base salary. For 2009, the target bonus levels for our executives ranged from 100% for our CEO to 15% for our Director level executives. The target bonus levels in 2009 for our named executive officers were as follows:

Officer	Target Bonus
Chief Executive Officer	100% of Base Salary
Chief Operating Officer	60% of Base Salary
Executive Vice President, Sales and Distribution	50% of Base Salary
Executive Vice President of Online Business Development	50% of Base Salary
General Counsel	60% of Base Salary

          Payout of the target level bonus is conditioned upon the Company achieving the corporate performance objectives set by the board of directors for each annual period. We have historically used only one financial performance metric, earnings before interest, taxes, depreciation and amortization, adjusted for stock-based compensation and non-recurring gains and losses, or Adjusted EBITDA, to determine whether our executives are entitled to their target bonus. We have chosen Adjusted EBITDA as the single performance metric because we believe it appropriately emphasizes creating long-term stockholder value through both top line revenue growth as well as profitability. We believe that basing payment of the bonuses on Adjusted EBITDA targets creates incentives for the executive officers to grow the Company's customers and revenue while at the same time ensuring that the Company maintains strict cost control and the Company's growth is profitable. Under the executive bonus program, our board of directors has the power to determine Adjusted EBITDA in its sole discretion and make adjustments up or down to reflect restructurings, extraordinary or non-recurring items, discontinued operations and cumulative effects of accounting changes. Adjusted EBITDA is calculated by our board of directors after giving effect to the earnings expense associated with the annual bonus payments. For 2009, the executive bonus program also included a condition that the Company must have 350,000 direct deposit accounts as of the end of calendar year 2009 in order for executives to qualify for payout at the maximum level.

          In addition to setting a target Adjusted EBITDA at which the executives will receive their target bonus payouts, the board also sets a minimum Adjusted EBITDA threshold, below which the executives will receive no payout, and a maximum Adjusted EBITDA target, at or above which the executives may receive more than their target bonuses. Depending upon whether the Company falls short of, meets or exceeds the target Adjusted EBITDA set by the board under the executive bonus program, executives can earn more or less than their target bonus amounts. For 2009, target Adjusted EBITDA was $43.6 million and the potential bonus payouts under various scenarios were as follows:

Adjusted EBITDA Performance	Adjusted EBITDA Target	Corporate Goal	Cash Bonus Payout
Below Threshold	Less than $37.1 million	n/a	No payout
Between Threshold and Target	$37.1 million - $43.6 million	n/a	50% of target bonus
Between Target and Maximum	$43.6 million - $50.1 million	n/a	100% of target bonus
At or above Maximum	At or above $50.1 million	At least 350,000 direct deposit accounts	150% of target bonus

          Annual cash incentive awards are determined at year-end based upon our performance against the board approved annual Adjusted EBITDA target and corporate goals. Our compensation committee reviews and recommends the final bonus payout amounts and our board of directors approves the amounts before they are paid. Our compensation committee and our board of directors may modify or terminate the annual executive bonus program at any time.

          The cash bonuses paid to our named executive officers are set forth below in the Summary Compensation Table. See "— Summary of Compensation." We believe that the cash bonuses paid to our executive officers during 2009 achieve our executive compensation objectives, compare favorably to the cash bonuses paid by other financial services companies and are consistent with our emphasis on pay for performance.

Long-term Equity Incentive Compensation

          We award long-term equity incentive grants to executive officers, including the named executive officers, as part of our total compensation package. These awards are consistent with our pay for performance principles and align the interests of the executive officers with the interests of our stockholders. Long-term equity incentives represent approximately 15% to 40% of each named executive officer's total compensation, depending on the executive's role with us. The compensation committee reviews and recommends to the board of directors the amount of each award to be granted to each named executive officer and the board of directors approves each award. Long-term equity incentive awards are made pursuant to our 2004 Plan.

          Our long-term equity incentive compensation has historically been exclusively in the form of options to acquire our common stock. The value of the stock options awarded is dependent upon the performance of our common stock. The compensation committee and management believe that, given the Company's stage of development, stock options are the appropriate primary vehicle to provide long-term incentive compensation to our executive officers. Beginning in 2010, we also awarded our executive officers, including our named executive officers, restricted stock grants as part of the 2009 executive bonus program. The value of the restricted stock awards represents a relatively small percentage of the total value of the equity awards made to our executive officers in 2010. Other types of long-term equity incentive awards may be considered in the future as a market for our common stock develops and our business strategy evolves.

          Our long-term equity incentive grants to executive officers generally fall into four categories: standard time-based option awards, performance-based option awards, event-based option awards and restricted stock awards.

  •
  Time-based stock option awards are earned on the basis of continued service to us and generally vest over four years, with one fourth vesting one year after the vesting measurement date and one fourth vesting on each of the next three anniversary dates of the vesting measurement date.

  •
  Performance-based stock option awards are earned on the basis of two conditions: a performance-based vesting condition and, to the extent the performance-based condition is met, a time-based vesting condition in which one fourth vests each year following the date of grant if the executive remains continuously employed through the applicable vesting date. The performance-based vesting condition is generally achieved upon one of the following events: a change in control (as defined in the 2004 Plan) prior to a certain date; a change in control where certain equity value targets are met; an initial public offering where certain equity value targets are achieved following the initial public offering; or achievement of a certain level of Adjusted EBITDA. In the event a change in control has not occurred on or prior to the sixth anniversary of the vesting measurement date, the option will become 100%

    vested on the sixth anniversary of the vesting measurement date subject to continued employment through such date.

  •
  Event-based stock option awards are earned in two tranches: 67% of the option award vests in equal annual installments on each of the first four anniversaries of the vesting measurement date and 33% of the option award vests upon the earlier of a change in control of the Company or the second anniversary of the closing of an initial public offering, in each case subject to continued employment through the applicable vesting date.

  •
  Restricted stock awards are issued to the participant on the date of grant, subject to forfeiture if the participant's employment does not continue through the applicable vesting date. The restricted stock awards generally vest upon the earliest to occur of: the third anniversary of the date of grant; the participant's termination by the Company without cause (provided that vesting in this scenario is prorated based on the number of days from the grant date through the date of termination); the date that is six months following an initial public offering; and a change in control (as defined in the 2004 Plan).

See "— Employment Agreements, Severance Benefits and Change in Control Provisions" for a discussion of the change in control provisions related to stock options and restricted stock awards.

          Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price for a period of up to ten years under our 2004 Plan. The exercise price of each stock option granted prior to this offering, with the exception of a July 2010 grant to our President with an exercise price based upon a negotiated employment agreement, is based on the fair market value of our common stock on the grant date as determined by our board of directors. Following our initial public offering, all options will continue to be granted with an exercise price equal to the fair market value of our common stock on the date of grant, but fair market value will be defined as the closing market price of a share of our common stock on the date of grant.

          Our named executive officers and certain other employees receive an initial grant of stock options which are generally granted at the next board of directors meeting following the date which their employment commences. Thereafter, individual determinations are made with respect to the number of stock options or restricted stock awards granted to executive officers. In making these determinations, we consider our performance relative to the financial and strategic objectives set forth in the annual business plan, the previous year's individual performance of each executive officer, each executive officer's base salary and target bonus amount and the market pay levels for the executive officer.

          Generally, we do not consider an executive officer's stock holdings or previous stock option grants in determining the number of stock options or restricted stock awards to be granted. We believe that our executive officers should be fairly compensated each year relative to market pay levels of our peer group and relative to our other executive officers. Moreover, we believe that our long-term incentive compensation program furthers our significant emphasis on pay for performance compensation. We do not have any requirement that executive officers hold a specific amount of our common stock or stock options.

          Although the compensation committee is the plan administrator for our 2004 Plan, all awards of stock options and restricted stock under the 2004 Plan are recommended by the compensation committee and approved by our board of directors.

          For accounting purposes, we apply the guidance in Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, to record compensation expense for our stock option grants. ASC Topic 718 is used to develop the assumptions necessary and the model appropriate to value the awards as well as the timing of the expense recognition over the requisite service period, generally the vesting period, of the award.

Other Benefits

Retirement savings opportunities

          All of our employees, subject to certain age and length of service requirements, may participate in the NetSpend Corporation 401(k) Plan, or 401(k) Plan. Generally, each employee may make pre-tax contributions of up to 100% of their eligible earnings up to the current Internal Revenue Service annual pre-tax contribution limits. We provide this plan to help employees save some amount of their cash compensation for retirement in a tax efficient manner. We also make matching contributions equal to 100% of the first 3% of the eligible earnings that an employee contributes to the 401(k) Plan and 50% of the next 2% of the eligible earnings that an employee contributes. We also have the ability to make certain discretionary contributions under the 401(k) Plan. See "— Employee Benefit Plans — 401(k) Plan" below for a complete description of the 401(k) Plan.

          In mid-2009, we adopted the NetSpend Holdings, Inc. Deferred Compensation Plan, or Deferred Compensation Plan. The purpose of the plan is to attract and retain key employees by providing eligible participants with an opportunity to defer receipt of a portion of their salary, bonus and other specified compensation. We do not match any contributions made by eligible employees to the Deferred Compensation Plan but we do have the ability to make discretionary contributions to the Deferred Compensation Plan which may be credited to any participant. None of our named executive officers participated in the Deferred Compensation Plan in 2009. See "— Employee Benefit Plans — Deferred Compensation Plan" below for a complete description of the Deferred Compensation Plan.

Health and welfare benefits

          All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Stock Ownership Guidelines

          Stock ownership guidelines have not been implemented by the compensation committee for our executive officers. Prior to our initial public offering, the market for our stock was limited. We have chosen not to require stock ownership given the limited market for our securities. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

Tax Deductibility of Executive Compensation

          Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

Summary of Compensation

          The following table sets forth certain information with respect to compensation for the years ended December 31, 2007, 2008 and 2009 earned by or paid to our chief executive officer, our chief operating officer, who served as our principal financial officer in 2009, and our three other most highly compensated executive officers, which are referred to as the named executive officers.

Name and principal position	Year	Salary		Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Daniel R. Henry(6)	2009	$400,000		$—	$181,924	$—	$400,000	$186,339	$1,168,263
Chief Executive Officer	2008	366,667		—	—	7,392,816	187,500	8,519	7,955,502
Frank J. Cotroneo(7)	2009	288,654	(11)	—	—	217,000	—	570,909	1,076,563
Chief Operating Officer	2008	200,000		50,000	—	1,687,143	125,000	330	2,062,473
Thomas A. Cregan(8)	2009	275,000		190,000	50,028	217,000	137,500	140	869,668
Executive Vice President, Sales and Distribution	2008	244,722		—	—	638,390	90,000	425	973,537
Anh Hatzopoulos(9)	2009	312,500		43,750	71,064	217,000	156,250	140	800,704
Executive Vice President of Online Business Development	2008	183,333		65,000	—	490,360	63,021	283	801,997
Christopher T. Brown(10)	2009	275,000		—	75,044	75,950	165,000	140	591,134
General Counsel and	2008	270,833		52,504	—	285,000	82,500	566	691,403
Secretary	2007	219,952		129,532	—	162,500	115,187	566	627,737

(1)
For 2007, represents a discretionary bonus to Mr. Brown. For 2008, includes a retention bonus for Mr. Brown, a signing bonus for Mr. Cotroneo and a discretionary bonus to Ms. Hatzopoulos based on 2008 performance. For 2009, represents a discretionary bonus to Ms. Hatzopoulos based on 2009 performance and a relocation bonus for Mr. Cregan.

(2)
The amounts in this column represent the grant date fair value of restricted stock awards granted in February 2010 based on 2009 performance, in each case in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718. Under SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of restricted stock awards is calculated using the fair market value of the Company's common stock on the date of grant, as determined by the board of directors. For additional information, see Note 11 to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the executive.

(3)
The amounts in this column represent the grant date fair value of stock option awards granted in 2007, 2008 and 2009, in each case in accordance with ASC Topic 718. Under SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of stock option awards in 2007 is calculated using the Black-Scholes option pricing model. The grant date fair value of stock option awards in 2008 and 2009 is calculated using the Binomial Lattice model. For additional information, see Note 11 to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the executive.

(4)
The amounts in this column represent the Executive Bonus Plan awards earned for 2007, 2008 and 2009, respectively. For additional information, please see "— Compensation Discussion and Analysis — Components of our Executive Compensation Programs — Cash Incentive Awards."

(5)
Includes for 2009 matching contributions under the 401(k) savings plan and life insurance premiums. For 2009, the Company made matching contributions to Messrs. Henry and Cotroneo. Mr. Cregan, Mr. Brown and Ms. Hatzopoulos did not participate in the 401(k) savings plan in 2009. For Messrs. Henry and Cotroneo, these amounts also include dividend equivalents of $176,399 and $35,561, respectively, for 2009. For Mr. Cotroneo, these amounts also include an aggregate payment of $525,409 of severance and other benefits paid in December 2009 in connection with his resignation.

(6)
Mr. Henry's employment with the Company commenced in January 2008.

(7)
Mr. Cotroneo's employment with the Company commenced in May 2008, and he resigned effective December 16, 2009.

(8)
Mr. Cregan's employment with the Company commenced in March 2008.

(9)
Ms. Hatzopoulos' employment with the Company commenced in May 2008.

(10)
Mr. Brown's employment with the Company commenced in January 2007.

(11)
The annual base salary of our current Chief Financial Officer, George W. Gresham, is $350,000.

Grants of Plan-Based Awards

          The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2009 to the named executive officers.

							All Other Option Awards: Number of Securities Underlying Options (#)
						All Other Stock Awards: Number of Shares of Stock or Units (#)		Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (1)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
	Grant Date
Name			Threshold	Target	Maximum
Daniel R. Henry			$200,000	$400,000	$600,000
	02/24/10	(3)				48,128			$181,924
Frank J. Cotroneo			$90,000	$180,000	$270,000
	02/05/09	(2)					100,000	$3.47	$217,000
Thomas A. Cregan			$68,750	$137,500	$206,250
	02/05/09	(2)					100,000	$3.47	$217,000
	02/24/10	(3)				13,235			$50,028
Anh Hatzopoulos			$78,125	$156,250	$234,375
	02/05/09	(2)					100,000	$3.47	$217,000
	02/24/10	(3)				18,800			$71,064
Christopher T. Brown			$82,500	$165,000	$247,500
	02/05/09	(2)					35,000	$3.47	$75,950
	02/24/10	(3)				19,853			$75,044

(1)
The amounts in this column represent the grant date fair value of equity awards granted in 2009, in accordance with ASC Topic 718. Under SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not correspond to the actual value that will be recognized by the executive.

(2)
On February 5, 2009, certain key employees of the Company were granted stock option awards under the 2004 Plan. These awards vest in four equal annual installments on each of the first four anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through the applicable vesting date.

(3)
On February 24, 2010, certain key executives of the Company were granted restricted stock awards under the 2004 Plan. These awards were granted by the board of directors in connection with the awards under the Executive Bonus Plan for 2009, and represented approximately 45% of the total payout under the Executive Bonus Plan for each such executive. For more information on the Executive Bonus Plan, see "— Compensation Discussion and Analysis — Components of our Executive Compensation Programs — Cash Incentive Awards." The restricted stock awards vest upon the earlier of: (i) February 24, 2013; (ii) the named executive officer's termination by the company without cause, other than a termination due to disability; (iii) the date that is six months following an initial public offering (as defined in the 2004 Plan); and (iv) a change in control (as defined below under "— Employment Agreements, Severance Benefits and Change in Control Provisions — Severance Benefits and Change in Control Provisions — Change in Control Payments"), subject to the named executive officer's continued employment through the applicable vesting date or event.

Employment Agreements, Severance Benefits and Change in Control Provisions

          We have entered into management employment agreements with each of our named executive officers. Each of these agreements provide for certain severance payments and some provide for change in control payments. These arrangements were designed to ensure retention of our senior executive team. Details of each named executive officer's employment agreement and severance arrangement, including estimates of amounts payable under certain circumstances if the executive's employment is terminated or we experience a change in control, are described below. In addition, we have provided a description of our employment agreement and severance arrangement with our current Chief Financial Officer. Although we believe these arrangements are an important feature to ensure the focus and retention of our executives, our board of directors and compensation committee do not consider them to be material factors in the determination of the executives' overall compensation.

          In addition, we have entered into certain stock option and restricted stock agreements in connection with the long-term equity incentive awards granted to our named executive officers. As discussed in "— Employee Benefit Plans — Second Amended and Restated NetSpend Holdings, Inc. 2004 Stock Option and Restricted Stock Plan — Change in Control," our 2004 Plan generally provides that 25% of unvested stock options, excluding performance-based stock options, and 100% of unvested restricted stock granted under the plan will automatically vest upon the occurrence of a change in control. As more fully described below, the percentage of unvested options which automatically vests upon a change in control may differ based upon provisions contained in the named executive officer's stock option agreement.

Employment Agreements

Named Executive Officers

          Daniel R. Henry.    Mr. Henry's current annual base salary is $400,000, and his maximum bonus under our executive bonus program is 150% of his annual base salary. Mr. Henry's employment is at will and may be terminated at any time, with or without formal cause. As discussed in "— Severance Benefits and Change in Control Provisions" below, if Mr. Henry is terminated under certain circumstances, we have agreed to make certain severance payments and provide certain benefits.

          Frank J. Cotroneo.    Mr. Cotroneo's annual base salary as of December 2009 was $300,000, and his maximum bonus under our executive bonus program was 90% of his annual base salary. Mr. Cotroneo resigned effective December 2009. As discussed in "— Release Agreement" below, Mr. Cotroneo was given certain severance payments and benefits in accordance with a release agreement entered into between Mr. Cotroneo and us.

          Thomas A. Cregan.    Mr. Cregan's current annual base salary is $300,000, and his maximum bonus under our executive bonus program is 105% of his annual base salary. In addition, Mr. Cregan's employment agreement provides that he is eligible to receive a special bonus in 2010 of up to $100,000 upon the achievement of certain sales goals. Mr. Cregan's employment is at will and may be terminated at any time, with or without formal cause. As discussed in "— Severance Benefits and Change in Control Provisions" below, if Mr. Cregan is terminated under certain circumstances, we have agreed to make certain severance payments and provide certain benefits.

          Anh Hatzopoulos.    Ms. Hatzopoulos' current annual base salary is $350,000, and her maximum bonus under our executive bonus program is 105% of her annual base salary. Ms. Hatzopoulos' employment is at will and may be terminated at any time, with or without formal cause. As discussed in "— Severance Benefits and Change in Control Provisions" below, if Ms. Hatzopoulos is terminated under certain circumstances, we have agreed to make certain severance payments and provide certain benefits.

          Christopher T. Brown.    Mr. Brown's current annual base salary is $325,000, and his maximum bonus under our executive bonus program is 90% of his annual base salary. Mr. Brown's employment is at will and may be terminated at any time, with or without formal cause. As discussed in "— Severance Benefits and Change in Control Provisions" below, if Mr. Brown is terminated under certain circumstances, we have agreed to make certain severance payments and provide certain benefits.

Current Chief Financial Officer

          George W. Gresham.    Mr. Gresham was appointed as our Chief Financial Officer in April 2010. Mr. Gresham's employment agreement provides that his annual base salary will be $350,000, and his maximum bonus under our executive bonus program is 105% of his annual base salary.

Mr. Gresham's employment is at will and may be terminated at any time, with or without formal cause.

          In the event that Mr. Gresham's employment is terminated by us without cause or by Mr. Gresham for good reason, in addition to payments related to accrued and unpaid expenses, salary, bonus and benefits, Mr. Gresham is entitled to an amount equal to 100% of his annual base salary, payable over the 12-month period following the date of termination, and the target-level bonus that he would have received for the then-current fiscal year in which he was terminated. Mr. Gresham would also be entitled to contributory payments towards his health coverage under COBRA for up to 12 months following any such termination. In the event that Mr. Gresham's employment is terminated by us for cause or by Mr. Gresham for any reason other than for good cause or in connection with his death or disability, Mr. Gresham would be entitled to payments related to accrued and unpaid expenses, salary and benefits.

          In connection with his employment, Mr. Gresham was also granted options to purchase Class A Common Stock. A portion of the stock option award vests automatically upon a change in control and the remaining portion also vests upon a change in control, but only if such portion is not assumed by the surviving company or if Mr. Gresham's employment is terminated under certain circumstances following such change in control.

          Mr. Gresham's severance and change in control payments are subject to perpetual confidentiality obligations and the execution of a general release by Mr. Gresham. The payments and benefits are also subject to a covenant not to compete with us, a covenant not to solicit our employees, a covenant not to solicit our customers or suppliers and a covenant not to furnish any services similar to those furnished to us during Mr. Gresham's tenure with us to any of our customers or accounts, in each case for a period of one year following termination. Mr. Gresham's employment agreement also contains customary provisions which allow for the waiver of the terms and conditions thereof only by a written instrument signed by the party waiving compliance.

Release Agreement

          Mr. Cotroneo resigned effective December 16, 2009. In connection with his resignation, we entered into a release agreement with Mr. Cotroneo on December 24, 2009 pursuant to which he agreed to release all claims against the Company in exchange for certain severance payments. Mr. Cotroneo received a severance payment of $513,061, as well as premium reimbursement for health coverage under the Consolidated Omnibus Reconciliation Act of 1985 ("COBRA") for 12 months valued at $12,348. In addition, the exercisability of 142,858 stock option awards granted to Mr. Cotroneo was extended through December 16, 2010.

Severance Benefits and Change in Control Provisions

Termination by us without cause, or termination by named executive officer for good reason

          Our management employment agreements typically provide that if we terminate a named executive officer's employment other than for cause, or if a named executive officer terminates his employment for good reason, the named executive officer is entitled to severance payments (less applicable withholding taxes) equal to:

  •
  with respect to Mr. Henry, an amount equal to 200% of his annual base salary, payable in one lump sum;

  •
  with respect to Mr. Cregan, an amount equal to 100% of his annual base salary, payable over the 12-month period following the date of termination and any bonus that he would have received for the then-current fiscal year in which he was terminated, pro-rated based on the number of months elapsed in such fiscal year prior to the date of termination;

  •
  with respect to Ms. Hatzopoulos, an amount equal to 100% of her annual base salary, payable over the 12-month period following the date of termination, and any bonus that she would have received for the then-current fiscal year in which she was terminated, pro-rated based on the number of months elapsed in such fiscal year prior to the date of termination; and

  •
  with respect to Mr. Brown, an amount equal to 100% of his annual base salary, payable over the 12-month period following the date of termination and an amount equal to his target bonus for the then-current fiscal year in which he was terminated, payable in one lump sum.

          In addition, upon any such termination, all named executive officers would receive payments related to accrued and unpaid expenses, salary, bonus and benefits. Mr. Henry, Mr. Cregan and Ms. Hatzopoulos are entitled to contributory payments towards such named executive officer's health coverage under COBRA for up to 18 months following termination in the case of Mr. Henry, and for up to 12 months following termination for Mr. Cregan and Ms. Hatzopoulos. Mr. Brown is entitled to continued pre-termination health benefits for up to 12 months. Mr. Henry's employment agreement also provides that, in the event any payment or benefit received by Mr. Henry in connection with a termination of his employment would constitute a "parachute payment" within the meaning of Internal Revenue Code Section 280G or any similar or successor provision to 280G, then we will reimburse Mr. Henry on a "grossed-up" basis for any income taxes attributable to Mr. Henry by reason of such payment or reimbursements.

          Further, certain of Mr. Henry's stock option awards provide that if we terminate his employment for other than cause, or if he terminates his employment for good reason, prior to a change in control or an initial public offering, 25% of his stock option award, to the extent unvested on such date, will vest upon such termination.

          The foregoing payments and benefits are subject to perpetual confidentiality obligations and the execution of a general release by the named executive officers. The payments and benefits are also subject to covenants not to compete with us, covenants not to solicit our employees and covenants not to solicit our customers or suppliers, in each case for a period of one year following termination and, in the case of Ms. Hatzopoulos, subject to certain exceptions based on applicable California law. In addition, in the case of Mr. Cregan, Mr. Brown and Ms. Hatzopoulos, their severance payments are subject to a post-termination one-year covenant not to furnish any services similar to those furnished to us during such named executive officer's tenure with us to any of our customers or accounts. Each management employment agreement contains customary provisions which allow for the waiver of the terms and conditions thereof only by a written instrument signed by the party waiving compliance.

          "Cause" is generally defined under the management employment agreements to include:

  •
  the commission of a felony or other offense involving moral turpitude or any crime relating to such named executive officer's employment;

  •
  a material violation of such named executive officer's employment agreement which is not cured within the applicable cure period (from 14 to 20 days) following reasonable notice of such violation;

  •
  the commission of an act of fraud, theft or personal dishonesty with regard to us or any subsidiary;

  •
  the failure to perform such named executive officer's duties or the performance of such duties in a grossly negligent manner or with willful malfeasance;

  •
  the repeated failure to observe material policies which apply to our executives; and

  •
  the violation of any state or federal law relating to sexual harassment or age, sex or other prohibited discrimination.

          "Good reason" is generally defined under the management employment agreements to include a violation of such employment agreement by us in a material respect, a material reduction in the executive's responsibilities and a sale or transfer of all or substantially all of our assets to another entity that does not assume our obligations under such employment agreement, in each case subject to a 30-day cure period.

          The following table summarizes the potential maximum payments that the named executive officers would have been entitled to receive if their employment had been terminated by us without cause, or by the named executive officers for good reason, on December 31, 2009 prior to any change in control. The amounts reflected in the table assume (i) that there were no accrued and unpaid expenses, salary, bonus or benefits for any named executive officer, and (ii) compliance with all conditions relating to the receipt and/or continued receipt of such payments and benefits. Acceleration values are based upon the per share fair market value of the shares of our common stock underlying options as of December 31, 2009 of $3.78, as determined by our board of directors, minus the exercise price.

Name	Base Salary	Bonus	Equity Acceleration	Benefits	Total
Daniel R. Henry	$800,000	$—	$88,581	$18,522	$907,103
Thomas A. Cregan(1)	$275,000	$—	$—	$4,521	$279,521
Anh Hatzopoulos(2)	$350,000	$367,500	$—	$4,521	$722,021
Christopher T. Brown(3)	$275,000	$110,000	$—	$5,406	$390,406

(1)
Mr. Cregan's amended employment agreement effective as of June 2010 provides for an additional severance payment in an amount equal to his bonus for the then-current fiscal year upon his termination by us without cause, or by him for good reason.

(2)
Amounts are based on the severance and change in control benefits provided in Ms. Hatzopoulos' employment agreement entered into in April 2010. Prior to such date, Ms. Hatzopoulos would not have been contractually entitled to any such benefits.

(3)
Mr. Brown's amended employment agreement effective as of September 2010 increases the amount payable to Mr. Brown upon his termination by us without cause or by him for good reason from 40% of his annual base salary to an amount equal to his target bonus for the then-current fiscal year, which is currently 60% of his annual base salary.

Termination by us for cause or by named executive officer for other than good reason, death or disability

          We are not obligated to make any cash payment or provide any benefit to our named executive officers if their employment is terminated by us for cause or by the named executive officer without good reason, other than the payment of accrued and unpaid expenses, salary and benefits and, in the case of Mr. Henry and Mr. Brown, accrued and unpaid bonus for the fiscal year preceding the year of termination.

          We are generally not obligated to make any cash payment or provide any benefit to our named executive officers if they are terminated due to death or disability, other than the payment of accrued and unpaid expenses, salary and benefits and, in the case of Mr. Henry and Mr. Brown, accrued and unpaid bonus for the fiscal year preceding the year of termination. In the event of termination due to death or disability, Mr. Henry (or in the case of death, his estate) is entitled to a lump-sum payment (less applicable withholding taxes) equal to 200% of his annual base salary and to contributory payments towards his health coverage under COBRA for up to 18 months following termination. Severance payments and benefits upon such a termination are subject to the same covenants described above applicable to severance payments and benefits upon termination by us other than for cause or termination for good reason prior to a change in control.

          Further, certain of Mr. Henry's stock option awards provide that, in the event of Mr. Henry's termination due to death or disability prior to a change in control or an initial public offering, 25% of his stock option award, to the extent unvested on such date, will vest upon such termination.

          Assuming that there are no accrued and unpaid expenses, salary, bonus or benefits for any named executive officer, our named executive officers would not have received any payments in connection with the termination of their employment by us for cause, or by the named executive officers for other than good reason, on December 31, 2009. In addition, assuming the aforementioned items, our named executive officers would not have received any payments in connection with the termination of their employment upon their death or disability on December 31, 2009, except that, Mr. Henry (or in the case of death, his estate) would have been entitled to receive a lump-sum payment and contributory payments towards his health coverage under COBRA equal to $800,000 and $18,522, respectively, subject to Mr. Henry's compliance with all conditions relating to the receipt and/or continued receipt of such payments and benefits.

Change in Control Payments

          Management Employment Agreements.    Upon a change in control, the management employment agreements of the named executive officers generally do not provide for termination or severance benefits or payments in addition to those described above. However, in the event of termination without cause or termination for good reason in connection with, or within 12 months following, a change in control, Mr. Cregan and Ms. Hatzopoulos are entitled to receive an amount equal to 70% of their respective annual base salary, payable in one lump sum, in lieu of any pro-rata bonus that would otherwise be payable for the then-current fiscal year if such termination had not been in connection with a change in control. The severance payments and benefits payable to Mr. Cregan and Ms. Hatzopoulos upon such a termination are subject to the same covenants described above applicable to severance payments and benefits upon termination by us other than for cause or termination for good reason prior to a change in control.

          Equity Award Agreements.    In addition to the foregoing payments pursuant to our named executive officers' employment agreements, the named executive officers' stock option and restricted stock agreements typically provide for acceleration of vesting in connection with a change in control, or provide for a performance vesting condition that contemplates a change in control. The equity incentive grants awarded to our named executive officers provide for one or more variations with regard to change in control vesting conditions or acceleration, as more fully set forth below:

  •
  Time-based stock option awards provide for two variations of acceleration upon a change in control:

  •
  Mr. Henry has been granted an award that provides that 100% of the award will immediately vest upon a change in control; and

  •
  Ms. Hatzopoulos, Mr. Brown and Mr. Cregan have been granted awards that provide that (i) 25% of the awards immediately vest upon a change in control and (ii) 100% of the awards vest if there is a change in control and (A) the award is not assumed or substituted in connection with the change in control or (B) the award is assumed or substituted and the named executive officer is terminated other than for cause, disability or death (or, in addition, in the case of one of Mr. Brown's awards, his employment is terminated by him for good reason), within 12 months following the change in control.

  •
  Performance-based option awards provide for two variations of acceleration upon a change in control:

  •
  Ms. Hatzopoulos, Mr. Brown and Mr. Cregan have been granted awards that provide for acceleration upon a performance condition and a time condition as follows: (i) with regard to the performance-based vesting condition, such condition will be considered to be achieved upon (A) the consummation of a change in control which occurs on or prior to December 31, 2011 or (B) the consummation of a change in control which occurs after December 31, 2011 where our equity is valued at $1.3 billion and (ii) with regard to the time-based vesting condition, 100% will immediately vest if the performance-based vesting condition has been achieved and (A) the award is not being assumed or substituted in connection with the change in control or (B) the award is assumed or substituted and the named executive officer is terminated other than for cause, disability or death within 12 months following the change in control; and

  •
  Mr. Henry has been granted an award that provides for acceleration upon a performance condition and a time condition as follows: (i) with regard to the performance-based vesting condition, (A) such condition will be considered to be achieved in 10% increments upon the consummation of a change in control where our equity is valued at (1) $837 million, (2) $976 million, (3) $1.116 billion, (4) $1.255 billion, (5) $1.395 billion, (6) $1.534 billion, (7) $1.674 billion or (8) $1.813 billion, and the final 20% (and thus 100% in the aggregate) of the performance-based vesting condition will be achieved if our equity is valued at $2.441 billion in connection with a change in control or (B) 40% of such condition will be considered achieved upon any change in control, but excluding any change in control the pursuit of which is approved by Mr. Henry, prior to February 5, 2012, and (ii) with regard to the time-based vesting condition, 100% will immediately vest to the extent that the performance-based vesting condition has been achieved and (A) the award or portion thereof is not being assumed or substituted in connection with the change in control or (B) the award or portion thereof is assumed or substituted and the named executive officer is terminated other than for cause or disability, or the named executive officer terminates their employment for good reason, within 12 months following the change in control.

          The change in control vesting conditions and acceleration provided above are subject, in each case, to the continued service of the named executive officer holding the award through the applicable vesting date. In addition, the awards are subject to the same covenants described above applicable to severance payments and benefits upon termination by us other than for cause or termination for good reason. The change in control vesting conditions and acceleration, which are tied in any case to our equity value as of a certain date, are adjusted in the appropriate cases for certain strategic transactions.

          A "change in control" occurs under the management employment agreements and, unless otherwise noted below, under the stock option and restricted stock agreements on the earlier of:

  •
  the consummation of a merger, reorganization, consolidation or sale or other transfer of all or substantially all of our assets or of all or substantially all of the combined voting power of our then-outstanding voting securities, excluding, however, transactions where a majority of the direct or indirect beneficial owners of us or any new entity following such transaction consist of all or substantially all of our direct or indirect beneficial owners prior to such transaction, and

  •
  the approval by the holders of a majority of our outstanding voting securities of our liquidation or dissolution.

          The following table summarizes the potential maximum payments that the named executive officers would have been entitled to receive if their employment had been terminated by us without cause, or by the named executive officers for good reason, on December 31, 2009, following the consummation of a change in control. The amounts reflected in the table assume (i) that there were no accrued and unpaid expenses, salary, bonus or benefits for any named executive officer, (ii) that each named executive officer was terminated without cause following a change in control which valued our equity at $1.8 billion, such that 100% of all awards held by each named executive officer were vested on the termination date, and (iii) compliance with all conditions relating to the receipt and/or continued receipt of such payments and benefits. Acceleration values are based upon the per share fair market value of the shares of our common stock underlying options as of December 31, 2009 of $3.78, as determined by our board of directors, minus the exercise price.

Name	Base Salary	Bonus	Equity Acceleration	Benefits	Total
Daniel R. Henry	$800,000	$—	$1,026,550	$18,522	$1,845,072
Thomas A. Cregan(1)	$275,000	$137,500	$121,750	$4,521	$538,771
Anh Hatzopoulos(2)	$350,000	$245,000	$121,750	$4,521	$721,271
Christopher T. Brown(3)	$275,000	$110,000	$54,680	$5,406	$445,086

(1)
Mr. Cregan's amended employment agreement effective as of June 2010 increases the amount payable to Mr. Cregan upon his termination by us without cause following a change in control from 50% of his annual base salary to 70% of his annual base salary.

(2)
Base salary, bonus and benefit amounts are based on the severance and change in control benefits provided in Ms. Hatzopoulos' employment agreement entered into in April 2010. Prior to such date, Ms. Hatzopoulos would not have been contractually entitled to any such benefits.

(3)
Mr. Brown's amended employment agreement effective as of September 2010 increases the amount payable to Mr. Brown upon his termination by us without cause following a change in control from 40% of his annual base salary to an amount equal to his target bonus for the then-current fiscal year, which is currently 60% of his annual base salary.

Employee Benefit Plans

Amended and Restated NetSpend Holdings, Inc. 2004 Equity Incentive Plan

          Our Amended and Restated NetSpend Holdings, Inc. 2004 Equity Incentive Plan, or the 2004 Plan, was adopted by our board of directors in September 2010.

          Administration.    Our 2004 Plan is administered by the compensation committee of our board of directors. As plan administrator, the compensation committee has full authority to interpret the 2004 Plan and all awards thereunder and adopt, amend and rescind such rules as it deems appropriate for the administration of the 2004 Plan. The compensation committee has full authority under the 2004 Plan to grant awards in its discretion and dictate the terms and conditions of such awards.

          Eligibility.    All of our employees, consultants and non-employee directors are eligible to be granted awards by the compensation committee under our 2004 Plan. An employee, consultant or non-employee director granted an award is a participant under our 2004 Plan.

          Number of Shares Available for Issuance.    The maximum number of shares of our common stock that are authorized for issuance under the 2004 Plan currently is 20,459,980. Upon the closing of this offering, this maximum number of shares available will be increased to 22,459,980 and will increase at the beginning of each subsequent fiscal year, beginning on January 1, 2011, by the lowest of the following: (1) 3% of the total number of issued and outstanding shares of common stock immediately prior to such increase, (2) 3,000,000 shares, and (3) such lesser amount as determined by our board of directors. Shares issued under the 2004 Plan may be treasury shares or authorized but unissued shares. As of June 30, 2010, options to purchase an aggregate of 11,168,708 shares of common stock, including shares of restricted common stock, were outstanding under our 2004 Plan. As of June 30, 2010, 1,843,479 shares of our common stock remained available for future awards under our 2004 Plan.

          In the event any award granted under the 2004 Plan is forfeited, any restricted stock is repurchased by the Company or any stock option or stock appreciation right is terminated, expires or is cancelled without having been fully exercised, the number of shares no longer subject to such award shall be released from such award and shall thereafter be available under the 2004 Plan for the grant of additional awards. Additionally, if a participant uses shares of common stock to pay the exercise price of an award or satisfy any tax withholding obligation with respect to an award, only the net number of shares of common stock issued to the participant will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the 2004 Plan.

          Upon the occurrence of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the administrator of the 2004 Plan may ratably adjust the aggregate number and affected class of securities available under the 2004 Plan.

          Award Limits.    For purposes of awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (that is, to make the awards fully deductible without regard to the $1,000,000 deduction limit imposed by Section 162(m)), the following limits apply: (1) no participant may be granted (A) options or stock appreciation rights during any three-year period with respect to more than 5,000,000 shares of common stock, or (B) restricted stock or performance units that are denominated in shares of common stock, in any three-year period with respect to more than 3,000,000 shares of common stock; and (2) the maximum dollar value payable with respect to performance units and/or other stock-based awards that are valued with reference to property other than shares of common stock and granted to any participant in any performance period is $3,000,000 times the number of years in such performance period.

          Types of Awards.    Currently, the compensation committee may grant awards of nonqualified stock options, incentive stock options under Section 422 of the Internal Revenue Code of 1986 or restricted stock. Upon consummation of this offering, the compensation committee will also be permitted to grant stock appreciation rights, or SARs, performance units and other stock-based awards. With the exception of incentive stock options, the compensation committee may grant, from time to time, any of the types of awards under the 2004 Plan to our employees, consultants and non-employee directors. Incentive stock options may only be granted to our employees.

          Stock Options.    Stock option awards under the 2004 Plan consist of the right to acquire shares of our common stock at a fixed price for a fixed period of time and generally are subject to a vesting requirement set by the compensation committee. A stock option may be in the form of a nonqualified stock option or an incentive stock option under the 2004 Plan. The exercise price of a stock option is set by the compensation committee but, with respect to incentive stock options, cannot be less than 100% of the fair market value of the underlying stock on the date of grant, or, in the case of incentive stock options granted to an employee who owns 10% or more of the total combined voting power of all classes of our stock (a "10% owner"), the exercise price cannot be less than 110% of the fair market value of the underlying stock on the date of grant. The term of a stock option may not exceed ten years, or, in the case of incentive stock options granted to a 10% owner, five years. Except in the case of a termination of service in connection with a participant's death or disability or a termination of service for cause, a participant's vested and exercisable stock options will generally be exercisable for 90 days following a termination of service. Unvested stock options will terminate on a participant's termination of service, unless otherwise provided for by the compensation committee.

          Exercise of Stock Options.    Stock options may be exercised upon the satisfaction of the applicable vesting requirement or, in the discretion of the compensation committee, at any time prior to the complete termination of such stock option. The exercise price is due upon the exercise of the option. At the time of any stock option grant, the compensation committee must specify that the exercise price may be paid in one or more of the following forms (i) in cash or by check, (ii) in shares of our common stock previously acquired by the participant based on the fair market value as of the exercise date, or (iii) by a cashless exercise program authorized by the compensation committee, which may include a broker-assisted cashless exercise program.

          Stock Appreciation Rights.    Stock appreciation rights (SARs) under the 2004 Plan entitle the participant to receive an amount equal to the excess of the fair market value of common stock over a fixed price, for a fixed period of time. The amount may be in cash, common stock, or a combination thereof as determined by the compensation committee. The SAR may be in the form of a freestanding right or a tandem right. A freestanding SAR can be granted at any time, and exercised in any form determined by the compensation committee, but the right is non-transferable except by will or descent, and the period of exercise must expire ten years after the grant date. A tandem SAR must be issued along with stock options and exercised at the same time, for an amount equal to the excess of the fair market value of common stock at the time of exercise over the exercise price of the related stock option. The right is transferable only to the extent the related stock option is transferable.

          Restricted Stock.    Restricted stock awards under the 2004 Plan are awards of shares of our common stock that are subject to vesting, transferability and repurchase conditions, as determined by the compensation committee. The conditions for vesting may include, among other things, continued service or achievement of applicable performance goals. Restricted stock granted under the 2004 Plan may not be sold, pledged or otherwise transferred, subject to limited exceptions. We have the right, but not the obligation, to repurchase any unvested restricted stock awarded under the 2004 Plan perpetually. Following the consummation of this offering, the repurchase price for unvested restricted stock will be the price paid by the participant for such shares of restricted stock.

          Performance Units.    Performance Units under the 2004 Plan entitle the participant to receive an amount in cash or common stock upon the satisfaction of certain conditions. The compensation committee has complete discretion to determine the eligibility of participants, time and conditions of the award, the number of participation units to be awarded, the duration of any award cycle, the conversion rate between performance units and common stock, and the cash value of each performance unit. Performance units may be in the form of qualified performance-based awards, in which conditions to the award consist of meeting performance goals. Continued employment may also serve as a condition to the award. Forfeiture occurs if employment ends within an award cycle, subject to waiver by the compensation committee. A participant may elect at the time of an award and in certain other circumstances to defer receipt of cash or common stock, subject to committee approval. Each award of a performance unit must be confirmed by, and be subject to, the terms of an award agreement.

          Other Stock-Based Awards.    Other stock-based awards are awards of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, our common stock. Other stock-based awards may include dividend equivalents and convertible debentures, and may be granted either alone or in conjunction with other awards granted under the 2004 Plan. Other stock-based awards must be confirmed by, and be subject to, the terms of an award agreement.

          Performance Conditions.    Our compensation committee may condition the vesting or payment of awards that are intended to qualify for the performance-based exemption under Code Section 162(m) on the attainment of specified levels of one or more of any of the following measures: (1) revenue, (2) gross margin, (3) operating expense excluding depreciation and amortization and equity expense as a percentage of revenue, (4) earnings before interest and taxes, (5) earnings before interest, taxes, depreciation and amortization, (6) pre-tax income, (7) net income from continuing operations, (8) earnings per share from continuing operations, (9) cash earnings per share from continuing operations, (10) return on assets, (11) return on equity, (12) return on invested capital, (13) leverage ratio, (14) fixed charge ratio, (15) new product introduction milestones, (16) trading price per share, (17) operating margin, (18) gross margin, (19) cash flow, (20) operating expense, excluding depreciation and amortization and equity expense, and (21) market share.

          Change in Control.    The compensation committee has the authority under the 2004 Plan to modify the acceleration of any award or make such adjustments and/or settlements it deems appropriate and consistent with such plan's purposes. A change in control occurs under the 2004 Plan upon the first to occur of: (i) the consummation of a merger, reorganization, consolidation or sale or other transfer of all or substantially all of our assets or of all or substantially all of the combined voting power of our then-outstanding voting securities, excluding, however, transactions where a majority of the owners of us or any new entity following such transaction consist of all or substantially all of our owners prior to such transaction, and (ii) the approval by the holders of a majority of our outstanding voting securities of our liquidation or dissolution.

          Unless otherwise provided in a participant's stock option agreement, upon a change in control, 25% of a participant's option award shall be accelerated and vested, subject to the continued employment or service of the participant through the date of the change in control. If not terminated in connection with the change in control, the remainder of the participant's stock option award shall continue to vest in accordance with its original vesting schedule. The stock option acceleration provisions of the 2004 Plan are only applicable to stock options which vest based solely on a participant's continued employment or service with us (i.e. excludes performance-based options). Unless otherwise provided in a participant's stock option agreement, all unvested and/or unexercised stock options not assumed or substituted in connection with a change in control terminate and are no longer exercisable. For a discussion of the change in control provisions under our named executive officer's stock option and restricted stock agreements, please see "— Employment Agreements, Severance Benefits and Change in Control Provisions" above.

          Amendment and Discontinuance; Term.    Subject to certain exceptions, our board of directors may amend, modify or terminate our 2004 Plan at any time, with or without prior notice to or consent of any person. Our stockholders must approve any amendment that would require the approval of stockholders under applicable law or in order to comply with the regulations promulgated by the SEC under Section 16(b) of the Exchange Act or with Section 422 of the Code or the regulations promulgated thereunder. Further, subject to exceptions, any amendment that would adversely affect a participant's rights to outstanding awards cannot be made without such participant's consent. Unless terminated earlier by our board of directors in its sole discretion, our 2004 Plan will expire on September 22, 2020.

401(k) Plan

          Our 401(k) Plan is a deferred savings retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code. All of our employees are generally eligible to participate in the 401(k) Plan subject to certain eligibility requirements, including requirements relating to age and length of service. Under the 401(k) Plan, each employee may make pre-tax contributions of up to 100% of their eligible earnings up to the current statutorily prescribed annual limit on pre-tax contributions under the Code. Employees who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. We also make safe-harbor matching contributions equal to 100% of the first 3% of the eligible earnings that an employee contributes to the 401(k) Plan and 50% of the next 2% of the eligible earnings that an employee contributes. In addition, we have the ability to make certain other discretionary contributions to certain eligible employees under the 401(k) Plan, subject to established limits and a vesting schedule. Pre-tax contributions by employees and any employer contributions that we make to the 401(k) Plan and the income earned on those contributions are generally not taxable to employees until withdrawn. Employer contributions that we make to the 401(k) Plan are generally deductible when made. Employee contributions are held in trust as required by law. An employee's interest in his or her pre-tax deferrals, including, with the exception of certain discretionary contributions, any matching contributions made by us, is 100% vested when contributed. An employee's interest in discretionary contributions generally vest over a three-year period. For the years ended December 31, 2007, 2008 and 2009, the Company matched employee contributions under the 401(k) Plan in the amounts of approximately $0.3 million, $0.5 million and $0.7 million, respectively. No discretionary contributions were made during 2007, 2008 or 2009.

Deferred Compensation Plan

          We adopted our deferred compensation plan in 2009 to attract and retain key employees by providing eligible participants with an opportunity to defer receipt of a portion of their compensation. The deferred compensation plan is administered under the supervision of the compensation committee. Eligible participants may defer portions of their base salary, bonus, commissions and other cash and equity-based compensation approved by the compensation committee. All amounts deferred by a participant are 100% vested at all times. We do not match any contributions made by participants to the deferred compensation plan but we do have the ability to make discretionary contributions to the deferred compensation plan which may be credited to any participant and which vest in accordance with a vesting schedule established by the compensation committee. Participants are entitled to receive the vested portions of their deferred compensation and any earnings thereon, if any, upon certain events set forth in the plan. The compensation committee determines which investment options will be available under the plan, one of which may be an investment in our stock, and the participant has the ability to allocate portions of their deferrals in accordance with the procedures outlined in the plan and subject to the plan's limitations. The deferred compensation plan is not intended to meet the qualification requirements of Internal Revenue Code Section 401(a), but is intended to meet the requirements of Internal Revenue Code Section 409A. The plan is unfunded for federal tax purposes and is intended to be an unfunded arrangement for eligible employees who are part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. We did not make any discretionary contributions to, and none of our named executive officers participated in, the deferred compensation plan in 2009.

Outstanding Equity Awards at Fiscal Year-End

          The following table sets forth certain information with respect to outstanding equity awards at December 31, 2009 with respect to the named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Daniel R. Henry	354,324	1,062,969	(1)	—		$3.53	03/10/2018
	—	—		3,043,231	(2)	$3.53	03/10/2018
Frank J. Cotroneo	142,858	—		—		$3.53	12/16/2010
Thomas A. Cregan	12,500	37,500	(3)	—		$3.45	05/07/2018
	12,500	37,500	(3)	200,000	(4)	$3.45	07/09/2018
	—	100,000	(5)	—		$3.47	02/04/2019
Anh Hatzopoulos	25,000	75,000	(6)	200,000	(4)	$3.45	05/07/2018
	—	100,000	(5)	—		$3.47	02/04/2019
Christopher T. Brown	244,791	5,209	(7)	—		$1.29	05/01/2017
	51,562	23,438	(8)	100,000	(4)	$3.53	03/10/2018
	—	35,000	(5)	—		$3.47	02/04/2019

(1)
Vests as to one third on each of February 5, 2010, 2011 and 2012, provided that upon consummation of this offering, vesting will be accelerated as to one third and the remaining one third will vest on February 5, 2011.

(2)
These options are earned on the basis of two conditions: a performance-based vesting condition and, to the extent the performance-based condition is met, a time-based vesting condition in which one fourth vests each year following the date of grant if the executive remains continuously employed through the applicable vesting date. The performance-based vesting condition is achieved in 10% increments upon the consummation of a change in control where our equity is valued at (A) $837 million, (B) $976 million, (C) $1.116 billion, (D) $1.255 billion, (E) $1.395 billion, (F) $1.534 billion, (G) $1.674 billion or (H) $1.813 billion, with the final 20% (and thus 100% in the aggregate) of the performance-based vesting condition being achieved if our equity is valued at $2.441 billion in connection with a change in control (as defined above under "— Employment Agreements, Severance Benefits and Change in Control Provisions — Severance Benefits and Change in Control Provisions — Change in Control Payments.") In the event a change in control has not occurred on or prior to the sixth anniversary of the date of grant, the option will become 20% vested on the sixth anniversary of the date of grant subject to continued employment through such date.

(3)
Vests as to one third on each of March 1, 2010, 2011 and 2012.

(4)
These options are earned on the basis of two conditions: a performance-based vesting condition and, to the extent the performance-based condition is met, a time-based vesting condition in which one fourth vests each year following the date of grant if the executive remains continuously employed through the applicable vesting date. The performance-based vesting condition is achieved upon one of the following events: a change in control (as defined in the 2004 Plan) occurs on or prior to December 31, 2011; a change in control occurs after December 31, 2011 and certain equity value targets are met; if an initial public offering is consummated and the equity value target is achieved following the initial public offering; or if an EBITDA hurdle of $85 million is achieved for the fiscal year ending December 31, 2011, or $85 million plus a cumulative increase of 10% per year, compounding annually, in any subsequent fiscal year. In the event a change in control has not occurred on or prior to the sixth anniversary of the date of grant, the option will become 100% vested on the sixth anniversary of the date of grant subject to continued employment through such date.

(5)
Vests as to one quarter on each of February 5, 2010, 2011, 2012 and 2013.

(6)
Vests as to one third on each of February 1, 2010, 2011 and 2012.

(7)
Vested in full on January 15, 2010.

(8)
Vests as to 18,750 shares on December 15, 2010 and the remaining 4,688 shares vest on February 15, 2011.

Option Exercises

          None of our named executive officers exercised any stock option or restricted stock awards during the year ended December 31, 2009.

Pension Benefits

          We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Non-qualified Deferred Compensation

          None of our named executive officers participated in a plan that provides for the deferral of compensation on a basis that is not tax-qualified during 2009, and we did not have any such plan prior to 2009.

Compensation of Directors

          Members of our board of directors who are not our employees and are not affiliated with Oak or JLL may receive compensation for serving on our board of directors. Our objectives for director compensation are to remain competitive with the compensation paid to directors of comparable companies while adhering to corporate governance best practices with respect to such compensation, and to reinforce our practice of encouraging stock ownership. Our non-employee director compensation includes:

  •
  an annual retainer of $25,000 plus $15,000 if such member serves as the chairman of a committee of the board of directors or plus $65,000 if such member serves as chairman of the board of directors;

  •
  an initial grant of 50,000 options to purchase common stock; and

  •
  an annual grant of 25,000 options to purchase common stock.

          The following table sets forth certain information with respect to our non-employee director compensation during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	Total ($)
Ann H. Lamont	—		—	—
Daniel M. Schley	40,000		54,250	94,250
Thomas McCullough	40,000		54,250	94,250
Francisco Rodriguez	—		—	—
Alexander Castaldi	—		—	—
H. Eugene Lockhart	180,000	(2)	54,250	234,250

(1)
Mr. Schley, Mr. McCullough and Mr. Lockhart each received a grant of 25,000 stock options on February 5, 2009, which vest in three equal installments on February 5, 2010, 2011 and 2012. Pursuant to a consulting agreement entered into with Mr. Lockhart in January 2010, his options will continue to vest through February 5, 2012. The grant date fair value of the option awards is calculated using the fair market value of our common stock on the date of grant, as determined by the board of directors.

(2)
Consists of $90,000 in board fees paid to Mr. Lockhart, who served as the chairman of the board of directors and $90,000 paid to Mr. Lockhart under a prior consulting agreement pursuant to which Mr. Lockhart provided certain advisory services to us. Mr. Lockhart resigned from the board of directors effective January 2010.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of shares of our common stock as of August 31, 2010 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our current executive officers and directors as a group;

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock; and

  •
  each selling stockholder.

          The percentage of beneficial ownership for the following table is based on an aggregate of 85,244,835 shares of our common stock, including 10,509,197 shares of Class B common stock, outstanding as of August 31, 2010. The table assumes that all Class A Common Stock will become shares of common stock effective upon consummation of this offering. The percentage of beneficial ownership after the offering is based on 88,609,993 shares of our common stock outstanding after this offering, including the 2,272,727 shares of common stock that we are selling in this offering and 1,092,431 shares to be issued upon the exercise of outstanding options and warrants by selling stockholders. The selling stockholders have granted an option to the underwriters to purchase up to an aggregate of 2,780,406 additional shares of our common stock.

          Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days of August 31, 2010 through the exercise of any option or warrant. The percentage ownership of the outstanding shares of common stock, however, is based on the assumption, expressly required by the rules and regulations of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has exercised options or warrants into shares of our common stock.

          Unless otherwise indicated, the principal address of each of the stockholders below is c/o NetSpend Corporation, 701 Brazos Street, Austin, Texas 78701.

	Shares beneficially owned prior to offering			Shares beneficially owned after offering
			Shares being offered hereby
Name of Beneficial Owner	Number	Percent		Number	Percent
Directors and executive officers:
Daniel R. Henry(1) +	806,776	*	217,478	468,956	*
Frank Cotroneo(2) +	142,857	*	82,848	14,163	*
Thomas A. Cregan(3) +	188,235	*	17,584	161,241	*
Anh Hatzopoulos(4) +	93,800	*	52,167	13,718	*
Christopher T. Brown(5) +	345,790	*	79,154	254,322	*
Francisco Rodriguez(6)	27,415,297	32.2%	3,510,273	23,905,024	27.0%
Thomas McCullough(7)	42,000	*	—	42,000	*
Ann H. Lamont(8)	39,597,723	46.5%	5,072,462	34,525,261	39.0%
Daniel M. Schley(9)	242,000	*	25,620	216,380	*
Alexander Castaldi(10)	27,415,297	32.2%	3,510,273	23,905,024	27.0%
Andrew Adams(11)	39,597,723	46.5%	5,072,462	34,525,261	39.0%
All directors and executive officers as a group (14 persons)	69,347,832	81.4%	9,032,359	60,317,035	68.1%

	Shares beneficially owned prior to offering			Shares beneficially owned after offering
			Shares being offered hereby
Name of Beneficial Owner	Number	Percent		Number	Percent
Five percent stockholders:
Oak Investment Partners(12)	39,597,723	46.5%	5,072,462	34,525,261	39.0%
JLL Partners(13)	27,415,297	32.2%	3,510,273	23,905,024	27.0%
Millennium Finance Co. VII, LLC(14)	4,803,899	5.6%	—	4,803,899	5.4%
Other selling stockholders:
Texas Growth Fund II — 1998 Trust(15) +	3,413,660	4.0%	2,834,269	484,552	*
Roy Sosa Retained Annuity Trust No. 1(16)	2,722,393	3.2%	85,400	2,636,993	3.0%
Bertrand Sosa Retained Annuity Trust No. 1(17)	2,040,256	2.4%	234,850	1,805,406	2.0%
Gefus SBIC, L.P.(18)	1,717,468	2.0%	1,466,716	250,752	*
H. Eugene Lockhart(19) §	758,750	*	341,600	417,150	*
Stephen W. Reesing §	710,392	*	298,900	411,492	*
Richard J. Savard §	588,885	*	246,707	342,178	*
Stephan B. Galasso	581,055	*	192,150	388,905	*
MPV Financial Technology Holdings, LLC(20)	500,000	*	426,999	73,001	*
Gordon MacGregor	402,346	*	19,083	383,263	*
John De Lavis §	343,748	*	106,750	236,998	*
Steven M. Fussell §	304,843	*	128,100	176,743	*
John D. Mitchell	294,448	*	123,830	170,618	*
Rene Gonzalez §	262,083	*	19,749	242,334	*
Philip A. Archer §	227,728	*	58,343	169,385	*
Patrick C. Brown(21) §	108,123	*	55,374	52,749	*
James H. DeVoglaer(22) § +	129,580	*	42,969	79,926	*
Keith Sibson(23) §	103,250	*	15,087	88,163	*
James P. Jerome(24) § +	80,381	*	14,654	57,886	*
Futeh Kao §	116,812	*	99,757	17,055	*
Frances M. Pinedo §	90,197	*	15,522	74,675	*
John P. Young(25) §	86,450	*	16,226	70,224	*
The Money Store, L.P.(26)	80,000	*	42,700	37,300	*
Lisa C. Henken(27) § +	50,693	*	11,307	37,626	*
Brandon Thompson(28) § +	46,524	*	15,948	21,751	*
Marko M. Cekic §	70,678	*	19,642	51,036	*
HCF Partners, L.P.(29)	68,893	*	58,835	10,058	*
ACE Cash Express, Inc.(30)	67,168	*	57,361	9,807	*
Ross A. Hamilton(31) § +	66,666	*	18,761	47,652	*
Marlene F. Maxon §	62,500	*	10,675	51,825	*
Victor Mikhailov(32) § +	62,083	*	16,691	44,937	*
Austin Smithers(33) § +	33,743	*	5,861	24,745	*
Fred C. Proctor(34) §	54,500	*	10,026	44,474	*
Melissa A. Walker	54,000	*	11,529	42,471	*
Andres Morin §	41,926	*	10,185	31,741	*
Cory N. Shockey	39,791	*	4,092	35,699	*
Mike S. Gitre(35) §	36,884	*	8,540	28,344	*
Darryl W. Clukey §	33,750	*	28,822	4,928	*
Denis E. Brooker(36) §	29,111	*	5,295	23,816	*
Richard Child	30,000	*	4,270	25,730	*
Mark H. Rinker(37) § +	26,375	*	5,846	17,374	*
Pavel Kumets(38) §	19,275	*	4,697	14,578	*
Albert A. Prast(39)	11,455	*	9,783	1,672	*
Arvind S. Komarla(40) § +	9,980	*	1,831	7,168	*

*
Represents less than one percent.

+
Includes shares to be sold pursuant to a cashless net exercise of options or warrants to purchase Class A Common Stock.

§
Identifies one of our current or former (within the past three years) employees.

(1)
Includes 50,000 shares of Class A Common Stock, 708,648 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 48,128 shares of restricted Class A Common Stock issued under our 2004 Plan.

(2)
Includes 142,857 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan. Mr. Cotroneo resigned as our Chief Financial Officer effective December 2009.

(3)
Includes 100,000 shares of Class A Common Stock, 75,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 13,235 shares of restricted Class A Common Stock issued under our 2004 Plan.

(4)
Includes 75,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan and 18,800 shares of restricted Class A Common Stock issued under our 2004 Plan.

(5)
Includes 325,937 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan and 19,853 shares of restricted Class A Common Stock issued under our 2004 Plan.

(6)
Includes 16,906,100 shares of Class A Common Stock and 10,509,197 shares of Class B common stock held by Skylight Holdings I, LLC, which is controlled by JLL Partners Fund IV, L.P. and JLL Partners Fund V, L.P. Mr. Rodriguez is an affiliate of the JLL entities and may be deemed to be the beneficial owner of the shares held by Skylight Holdings I, LLC. Mr. Rodriguez disclaims beneficial ownership of the shares held by Skylight Holdings I, LLC. The shares to be sold by Skylight Holdings I, LLC in this offering are all shares of Class B common stock that will automatically convert into shares of common stock upon their sale in this offering. The shares of Class B common stock held by Skylight Holdings I, LLC after this offering will continue to be non-voting shares of Class B common stock until converted into common stock in accordance with the terms of our certificate of incorporation. See "Description of Capital Stock."

(7)
Includes 42,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(8)
Includes 38,972,079 shares of Class A Common Stock held by Oak Investment Partners X, LP and 625,644 shares of Class A Common Stock held by Oak X Affiliates Fund, LP. Ms. Lamont is a managing member of each of these entities and may be deemed to be the beneficial owner of the shares held by each of these entities. Ms. Lamont disclaims beneficial ownership of the shares held by Oak Investment Partners X, LP and Oak X Affiliates Fund, LP.

(9)
Includes 200,000 shares of Class A Common Stock and 42,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(10)
Includes 16,906,100 shares of Class A Common Stock and 10,509,197 shares of Class B common stock held by Skylight Holdings I, LLC, which is controlled by JLL Partners Fund IV, L.P. and JLL Partners Fund V, L.P. Mr. Castaldi is an affiliate of the JLL entities and may be deemed to be the beneficial owner of the shares held by Skylight Holdings I, LLC. Mr. Castaldi disclaims beneficial ownership of the shares held by Skylight Holdings I, LLC. The shares to be sold by Skylight Holdings I, LLC in this offering are all their shares of Class B common stock that will automatically convert into shares of common stock upon sale in this offering. The shares of Class B common stock held by Skylight Holdings I, LLC after this offering will continue to be non-voting shares of Class B common stock until converted into common stock in accordance with the terms of our certificate of incorporation. See "Description of Capital Stock."

(11)
Includes 38,972,079 shares of Class A Common Stock held by Oak Investment Partners X, LP and 625,644 shares of Class A Common Stock held by Oak X Affiliates Fund, LP. Mr. Adams is an officer of Oak Management Corporation, which acts as the investment advisor to each of the Oak entities, and may be deemed to be the beneficial owner of the shares held by each of these entities. Mr. Adams disclaims beneficial ownership of the shares held by Oak Investment Partners X, LP and Oak X Affiliates Fund, LP.

(12)
The principal address of Oak Investment Partners is One Gersham Island, Westport, CT 06880. Includes 38,972,079 shares of Class A Common Stock held by Oak Investment Partners X, LP and 625,644 shares of Class A Common Stock held by Oak X Affiliates Fund, LP.

(13)
The principal address of JLL Partners is 450 Lexington Avenue, 31st Floor, New York, NY 10017. Includes 16,906,100 shares of Class A Common Stock and 10,509,197 shares of Class B common stock held by Skylight Holdings I, LLC, which is controlled by JLL Partners Fund IV, L.P. and JLL Partners V, L.P. The shares to be sold by Skylight Holdings I, LLC in this offering are all shares of Class B common stock that will automatically convert into shares of common stock upon their sale in this offering. The shares of Class B common stock held by Skylight Holdings I, LLC after this offering will continue to be non-voting shares of Class B common stock until converted into common stock in accordance with the terms of our certificate of incorporation. See "Description of Capital Stock."

(14)
The principal address of Millennium Finance Co. VII, LLC is 747 Third Avenue, 38th Floor, New York, NY 10017. Includes 2,722,393 shares of Class A Common Stock held by the Roy Sosa 2008 Retained Annuity Trust No. 1 and 2,040,256 shares of Class A Common Stock held by the Bertrand Sosa Retained Annuity Trust No. 1. In 2009, the trusts pledged the shares of Class A Common Stock held by them as collateral to secure a loan made to the trusts by Millennium Finance Co. VII, LLC and granted a proxy to vote all such shares to

  Millennium Finance Co. VII, LLC. Accordingly, Millennium Finance Co. VII, LLC may be deemed to be the beneficial owner of the shares held by the Roy Sosa 2008 Retained Annuity Trust No. 1 and the Bertrand Sosa Retained Annuity Trust No. 1. Subsequent to August 31, 2010, 2,390,377 shares were transferred from the Roy Sosa Retained Annuity Trust No. 1 and 1,198,778 shares were transferred from the Bertrand Sosa Retained Annuity Trust No. 1 into the name of Millennium Finance Co. VII, LLC, and the remaining shares pledged by the trusts were released and are no longer subject to any lien or pledge in favor of Millennium Finance Co. VII, LLC.

(15)
Includes 613,660 shares of Class A Common Stock issuable upon exercise of warrants. Barry Twomey is a Managing Partner of TGF Management Corp. TGF Management Corp. is the general partner of TGF II Management, LP. TGF II Management, LP is the Executive Director of the Texas Growth Fund II—1998 Trust, acting on behalf of the Board of Trustees of the Texas Growth Fund II, as Trustee for the Texas Growth Fund II—1998 Trust. The address for Mr. Twomey and each of these entities is 111 Congress Ave., Ste. 2900, Austin, Texas 78701.

(16)
Rogelio Sosa is the Trustee of the Roy Sosa 2008 Retained Annuity Trust No. 1.

(17)
Bertrand Sosa is the Trustee of the Bertrand Sosa 2008 Retained Annuity Trust No. 1.

(18)
William J. Beckett, Mohamed Ousseimi, Bobby R. Inman and Greg Carlisle are members in Gef Acquisition II, LLC. Gef Acquisition II, LLC is the general partner of Gefus SBIC, L.P. The address for Gef Acquisition II, LLC and each of Messrs. Beckett, Ousseimi, Inman and Carlisle is 375 Park Avenue, Suite 3607, New York, NY 10152.

(19)
Includes 33,250 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(20)
Rogelio Sosa is the Manager of MPV Financial Technology Holdings, LLC. The address for Mr. Sosa and MPV Financial Technology Holdings, LLC is 601 N. Lamar Blvd., Ste. 300, Austin, Texas 78703.

(21)
Includes 31,250 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 12,032 shares of restricted Class A Common Stock issued under our 2004 Plan.

(22)
Includes 118,751 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 10,829 shares of restricted Class A Common Stock issued under our 2004 Plan.

(23)
Includes 31,313 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 4,271 shares of restricted Class A Common Stock issued under our 2004 Plan.

(24)
Includes 68,750 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 11,631 shares of restricted Class A Common Stock issued under our 2004 Plan.

(25)
Includes 13,492 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(26)
Includes 20,000 shares of Class A Common Stock issuable upon exercise of warrants. D. Nick Dunn is the sole member of DND Management, LLC. DND Management, LLC is the general partner of The Money Store, LP. The address for Mr. Dunn and each of these entities is 1114 Lost Creek Blvd., Ste. 310, Austin, Texas 78746.

(27)
Includes 47,083 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 3,610 shares of restricted Class A Common Stock issued under our 2004 Plan.

(28)
Includes 37,500 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 9,024 shares of restricted Class A Common Stock issued under our 2004 Plan.

(29)
David A. Bristol, Jr. is Vice President of HCF Enterprises, Inc., which is the general partner of HCF Partners, LP. The address for Mr. Bristol and each of these entities is 2001 Kirby Drive, Ste. 1200, Houston, Texas 77019.

(30)
The principal business address of ACE Cash Express, Inc. is 1231 Greenway Drive, Suite 600, Irving, Texas 75038.

(31)
Includes 40,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(32)
Includes 35,000 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(33)
Includes 28,750 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 4,993 shares of restricted Class A Common Stock issued under our 2004 Plan.

(34)
Includes 4,500 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(35)
Includes 20,275 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 2,359 shares of restricted Class A Common Stock issued under our 2004 Plan.

(36)
Includes 17,021 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 3,132 shares of restricted Class A Common Stock issued under our 2004 Plan.

(37)
Includes 26,375 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(38)
Includes 9,588 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan.

(39)
The address for Mr. Prast is c/o Sentinel Trust Company, L.B.A., 2001 Kirby Drive, Ste. 1200, Houston, Texas 77019.

(40)
Includes 6,250 shares of Class A Common Stock issuable upon exercise of options granted under our 2004 Plan, and 3,730 shares of restricted Class A Common Stock issued under our 2004 Plan.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Other than compensation agreements and other arrangements which are described in the "Executive Compensation" section of this prospectus and the transactions described below, since January 1, 2007, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

          We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. All of the transactions set forth below were approved or ratified by a majority of our board of directors. In connection with this offering, we plan to adopt a written policy that requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee.

Transactions with Our Executive Officers, Directors and 5% Stockholders

          In 2008, we filed a lawsuit against MPower Ventures, LP, MPower Labs, Inc., Mango Financial, Inc., Mpower Ventures Management, LLC, Rogelio Sosa, Bertrand Sosa, Richard Child, and John Mitchell, and subsequently amended the suit to add Futeh Kao and Mattrix Group, L.L.C, or, collectively, the defendants. In this lawsuit, we alleged breach of fiduciary duties, breach of contractual and common-law duties of confidentiality, breach of contractual non-solicitation, misappropriation of our trade secrets and our confidential and proprietary information, breach of noncompetition agreements, and engagement in a civil conspiracy. In 2009, we entered into a settlement agreement with the defendants, pursuant to which, among other things, we agreed to dismiss the lawsuit and release the defendants from certain claims. In connection with the settlement agreement, Rogelio Sosa, who was our former founder, executive officer and director, transferred and assigned to us 200,000 shares of our Class A Common Stock. At the time of the transaction, Mr. Sosa beneficially owned in excess of five percent of our outstanding Class A Common Stock. The value of the shares assigned to us by Mr. Sosa was approximately $600,000.

          Prior to our acquisition of Skylight on July 15, 2008, Skylight was indirectly owned by JLL Partners Fund IV, LP and JLL Partners Fund V, LP, or the JLL Funds, which also own approximately 97% of ACE Cash Express, or ACE, one of our largest distributors. As a result of the Skylight transaction, the JLL Funds became the beneficial owner of more than five percent of our outstanding Class A Common Stock and Class B common stock. In addition, two of our directors, Francisco Rodriguez and Alexander Castaldi, are managing directors of JLL Partners, Inc., an affiliate of the JLL Funds, and limited partners of the general partnerships that control the JLL Funds. For the years ended December 31, 2007, 2008, and 2009 and the six months ended June 30, 2010, we incurred expenses from transactions with ACE of $11.1 million, $17.1 million, $23.0 million and $15.6 million, respectively. For the years ended December 31, 2007, 2008, and 2009 and the six months ended June 30, 2010, we recorded revenues from transactions with ACE of $1.4 million, $1.6 million, $2.9 million and $2.3 million, respectively. As of June 30, 2010, approximately $2.3 million was payable to ACE.

          Oak Investment Partners X, LP and Oak X Affiliates Fund, LP, or the Oak Funds, own in excess of 10% of Sutherland Global Services, Inc., or Sutherland, one of our external customer service providers. Oak is a beneficial owner of more than five percent of our outstanding Class A Common Stock. In addition, one of our directors, Ann Lamont, is a managing member of the Oak Funds, and another one of our directors, Andrew Adams, is an officer of Oak Management Corporation, an affiliate of the Oak Funds. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, we incurred expenses from transactions with Sutherland of $4.5 million, $7.3 million, $5.9 million and $3.5 million, respectively. As of June 30, 2010, approximately $1.3 million was payable to Sutherland.

          During each of the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, we reimbursed our current CEO, Mr. Henry, for expenses incurred by Mr. Henry in connection with his use of an airplane owned by Birardi Investments, LLC, a company that is 50% owned by Mr. Henry. Mr. Henry used the airplane for business purposes. For the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, we incurred expenses of approximately $0.2 million, $0.2 million and $0.2 million, respectively, in connection with Mr. Henry's use of the airplane.

          In July 2007, we issued and sold 50,000 shares of Class A Common Stock at $3.24 per share to Mr. Henry, who was at the time of such purchase a member of our board of directors, in exchange for cash in an aggregate amount equal to $162,000.

DESCRIPTION OF CAPITAL STOCK

          Upon the completion of this offering, the total amount of our authorized capital stock will consist of 240,000,000 shares of common stock, par value $0.001 per share, of which 225,000,000 shares will be designated common stock, par value $0.001 per share, and 15,000,000 shares will be designated Class B common stock, par value $0.001 per share. The discussion herein describes our capital stock, certificate of incorporation and bylaws as anticipated to be in effect upon the completion of this offering. We currently have two classes of common stock — Class A Common Stock and Class B common stock. Upon consummation of this offering, our certificate of incorporation will be amended to reflect the reclassification of our Class A Common Stock into common stock. All shares of our Class B common stock will automatically convert into shares of common stock on a one-for-one basis upon the earlier of (1) approval by certain state money transmitter regulators of the acquisition by Skylight Holdings, JLL Partners and any of JLL Partners' affiliates of 25% or more of the direct or indirect voting control of our subsidiary, NetSpend Corporation, and (2) the date on which Skylight Holdings, JLL Partners or any of JLL Partners' affiliates cease to own or control 25% or more of our voting securities (assuming conversion of the Class B common stock into common stock). In addition, each share of Class B common stock will automatically convert into one share of common stock upon the sale, disposition or transfer to a person other than Skylight Holdings, JLL Partners or any of JLL Partners' affiliates. Skylight Holdings has informed us that, following the consummation of this offering, it may distribute the shares of Class B common stock and common stock it holds to its equity holders, including JLL Partners. We do not expect that such distribution will trigger the conversion of all of the Class B common stock because JLL Partners will continue to hold in excess of 25% of our voting securities (assuming conversion of the Class B common stock into common stock). We are not aware of any other current plans, arrangements or understandings that would trigger the conversion of the Class B common stock into common stock. The following summary of certain provisions of our capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

          As of June 30, 2010, assuming the reclassification of all outstanding shares of our Class A Common Stock into shares of our common stock, which will occur upon the completion of this offering, there were 84,411,040 shares of our common stock, which includes 10,509,197 shares of Class B common stock, outstanding that were held of record by 202 stockholders. Holders of our common stock will be entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our Class B common stock do not have the right to vote, unless otherwise required by law. There will be no cumulative voting rights. Holders of our common stock and Class B common stock will be entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock and Class B common stock will be entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock and Class B common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock and Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in "Certain Anti-Takeover Provisions of Our Certificate of

Incorporation and Bylaws", a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

Preferred Stock

          No shares of preferred stock are currently outstanding. Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock. Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

          Upon the completion of this offering, we will have no outstanding warrants to purchase shares of our capital stock.

Registration Rights

          We have provided to certain of our stockholders and optionholders "demand" registration rights, "piggyback" registration rights (meaning holders may request that their shares be covered by a registration statement that we are otherwise filing) and S-3 registration rights. Following consummation of this offering, these registration rights will be contained in a registration rights agreement, among us, NetSpend Corporation and certain of our stockholders and optionholders. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following the effective date of any offering of our securities, including this offering. These registration rights with respect to an individual holder will expire when such holder is able to sell all of its shares pursuant to Rule 144 of the Securities Act in any three-month period.

Demand Registration Rights

          At any time after 180 days after the completion of this offering, the holders of 58,430,286 shares of common stock will be entitled to certain demand registration rights, pursuant to which they may require us to file one or more registration statements at our expense. We may postpone the filing of a registration statement for up to 120 days in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to us.

Piggyback Registration Rights

          If at any time after the completion of this offering we propose to register any of our securities, the holders of 65,664,296 shares of common stock will be entitled to include shares of their common stock in such registration, subject to certain exceptions. We are required to use our best efforts to effect any such registration.

S-3 Registration Rights

          The holders of 64,159,083 shares of common stock will be entitled to demand registration rights pursuant to which they may require us to file one or more registration statements on Form S-3 with respect to their shares of common stock, provided that we are eligible to file a registration statement on Form S-3 and such stockholder holds in excess of 450,000 shares of common stock, and we are required to use our best efforts to effect any such registration. We may postpone the filing of a registration statement for up to 90 days in any 12-month period if our board of directors determines in good faith that the filing would be materially detrimental to us.

          We will pay all registration expenses, other than underwriting discounts and commissions, and the reasonable fees and expenses of not more than one independent counsel for the stockholders in connection with any demand, piggyback or S-3 registration. The stockholders agreement contains customary indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

          Upon the completion of this offering, our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

          In accordance with our certificate of incorporation, our board of directors will be divided into three classes serving staggered three-year terms, with one class being elected each year. As a result, approximately one-third of the board of directors will be elected each year. Our certificate of incorporation also provides that directors may be removed with or without cause by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

No Written Consent of Stockholders

          Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders. Any amendment to this provision of our certification of incorporation must be approved by not less than 80% of the outstanding shares entitled to vote on the amendment.

Meetings of Stockholders

          Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

          Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Certificate of Incorporation and Bylaws

          As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be adopted by a majority of our board of directors and must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class and the amendment of the provisions relating to stockholder action by written consent must be approved by not less than 80% of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

          Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

          Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

          Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Limitation of Liability and Indemnification of Directors

          Our certificate of incorporation will include provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

          While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

          Our bylaws will provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees and agents. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the Delaware General Corporation Law. These agreements, among other things, will provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as an officer or director. We believe these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors. At present, there is no pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services LLC.

NASDAQ Listing

          Our common stock has been approved for listing on the Nasdaq Stock Market, LLC under the symbol "NTSP".

 SHARES ELIGIBLE FOR FUTURE SALE

          Immediately prior to this offering, there was no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Our common stock has been approved for listing on the Nasdaq Stock Market, LLC under the symbol "NTSP".

          Upon the completion of this offering, we will have 87,776,198 shares of common stock outstanding, after giving effect to the issuance by us of 2,272,727 shares of common stock offered in this offering and the exercise of options and warrants by selling stockholders. The remaining 85,503,471 shares of common stock held by existing stockholders were or will be issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares, other than the 16,263,316 shares being sold by the selling stockholders in this offering, will be subject to "lock-up" agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements, 180 days after the effective date of this offering, all such shares will become eligible for sale, subject in most cases to the limitations of Rule 144 under the Securities Act. In addition, holders of stock options and warrants could exercise such securities and sell certain of the shares issued upon exercise as described below.

Rule 144

          In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least six months and who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available. A person who has beneficially owned shares of our common stock for at least six months and who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal approximately 877,761 shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the Nasdaq Stock Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

          In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year and who was not one of our affiliates during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without regard to whether public information about us is available. A person who was an affiliate during the three months preceding a sale would remain subject to the volume restrictions described above.

          Sales under Rule 144 by our affiliates are also subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

          In general and subject to the lock-up agreements described below, under Rule 701 under the Securities Act certain of our employees, consultants, directors, officers and advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are eligible to resell such shares 90 days after the effective date of this offering under Rule 144 without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

          We expect that the holders of substantially all of our currently outstanding capital stock will agree that, without the prior written consent of Goldman, Sachs & Co., they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. Further, these holders have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The 180-day lock-up period may be extended under specified circumstances. The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under "Underwriting".

Registration Rights

          Subject to the lock-up agreements described above, upon the completion of this offering, the holders of 58,430,286 shares of our common stock will have certain demand rights with respect to the registration of such shares under the Securities Act. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See "Description of Capital Stock — Registration Rights".

Stock Options and Warrants

          As of June 30, 2010, assuming the conversion of all options to purchase shares of our Class A Common Stock into options to purchase shares of our common stock, which will occur upon the completion of this offering, we had outstanding options to purchase 11,168,708 shares of our common stock, of which options to purchase 3,275,568 shares of our common stock were vested as of June 30, 2010. As of June 30, 2010, assuming the conversion of all warrants to purchase shares of our Class A Common Stock into warrants to purchase shares of our common stock, we had warrants to purchase 722,597 shares of our common stock, all of which, to the extent not exercised, will terminate upon consummation of this offering. Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2004 Plan. See "Executive Compensation — Employee Benefit Plans — Amended and Restated NetSpend Holdings, Inc. 2004 Equity Incentive Plan" for additional information about this plan. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

          The following discussion summarizes the material U.S. federal income and estate tax consequences for non-U.S. holders (as defined below) of holding and disposing of our common stock. This discussion is based upon existing U.S. tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

          For purposes of this discussion:

  •
  a "non-U.S. holder" is any holder of our common stock that is other than (1) an individual citizen or resident of the United States, (2) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (3) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, (4) an estate that is subject to U.S. tax on its worldwide income from all sources or (5) a partnership or any other entity taxable as a partnership; and

  •
  the term "U.S. tax" means U.S. federal income tax under the Internal Revenue Code.

          The discussion assumes that holders hold our common stock as capital assets. This summary does not address the alternative minimum tax consequences, any U.S. state or local tax consequences, or any foreign tax consequences of the purchase, ownership and disposition of our common stock. Moreover, this summary does not address all aspects of U.S. federal income and estate tax consequences that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income or estate tax law, such as:

  •
  real estate investment trusts;

  •
  partnerships or other pass-through entities and investors in such entities;

  •
  tax-exempt organizations;

  •
  financial institutions, insurance companies and broker-dealers;

  •
  holders who hold our common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of our common stock and one or more other investments;

  •
  mutual funds;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  holders who acquired our common stock in compensatory transactions;

  •
  holders who are subject to the alternative minimum tax; or

  •
  holders who are or have previously been engaged in the conduct of a trade or business in the U.S. or who have ceased to be U.S. citizens or to be taxed as resident aliens.

          If a partnership (or any other entity or arrangement treated as a partnership for U.S. tax purposes) holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors with respect to the tax consequences of being a partner in a partnership that purchases, owns, or disposes of our common stock.

          This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our common stock. Investors considering the purchase of our common stock are urged to consult a tax advisor as to the tax consequences of holding or disposing of our common stock, including any consequences arising from their particular facts and circumstances, any federal estate or gift tax consequences and any tax consequences arising under state, local or foreign law.

 Distributions on Common Stock

          We do not expect to pay dividends in the foreseeable future. However, if we do pay a dividend on our common stock, such distribution to a non-U.S. holder will be treated for U.S. tax purposes (1) first, as a dividend to the extent of our current or accumulated earnings and profits, as determined under general U.S. tax principles, (2) second, as a non-taxable recovery of such holder's tax basis in that common stock, which causes a reduction in such tax basis to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and (3) finally, as gain realized in respect of such common stock.

          Dividends paid to a non-U.S. holder will be subject to withholding of U.S. tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty, unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States). Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. tax if the non-U.S. holder complies with applicable certification and disclosure requirements by furnishing us with a properly completed and executed Internal Revenue Service, or IRS, Form W-8ECI. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

          Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in the case of certain non-U.S. holders that are tax transparent entities, such as partnerships, the owner or owners of these entities) will generally be required to satisfy certain certification requirements as set forth on IRS Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of withholding under an income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an income tax treaty and the manner of claiming the benefits of such treaty.

Sales or Dispositions of Common Stock

          A non-U.S. holder generally will not be subject to U.S. tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to U.S.

    persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

  •
  we are or have been a "United States real property holding corporation" for U.S. tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

          Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we currently are not, and do not expect to become, a United States real property holding corporation for U.S. tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

          Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to "foreign financial institutions" and certain other non-U.S. entities. The legislation generally would impose the withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) in the case of a foreign financial institution, an agreement is in effect between the foreign financial institution and the U.S. Treasury, under which the foreign financial institution agrees to undertake certain diligence and reporting obligations, or the foreign financial institution satisfies other requirements prescribed by the U.S. Treasury, or (ii) in the case of a foreign non-financial entity, the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

Information Reporting and Backup Withholding

          Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement. A non-U.S. holder will be exempt from backup withholding tax on dividends it receives from us if such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. holder or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. holder or otherwise qualifies for an exemption.

          Information reporting and backup withholding generally will not apply if a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States. However, U.S. information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a U.S. person for U.S. tax purposes or has certain specified relationships or connections with the United States unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge that the seller is not a non-U.S. holder.

          If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

          A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder's U.S. tax liability by timely filing a properly completed claim for refund with the IRS.

U.S. Federal Estate Tax

          Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

          Investors considering the purchase of our common stock are urged to consult their own tax advisors as to the specific tax consequences of holding our common stock, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

 UNDERWRITING

          The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are joint representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,487,616
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,634,011
William Blair & Company, L.L.C.	3,707,209
SunTrust Robinson Humphrey, Inc.	1,668,244
Wells Fargo Securities, LLC	1,112,162
Duncan-Williams, Inc.	556,081
Knight Capital Markets LLC	185,360
Houlihan Lokey Capital, Inc.	185,360

Total	18,536,043

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,780,406 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase an additional 2,780,406 shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$0.715	$0.715
Total	$1,624,999.805	$1,624,999.805
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$0.715	$0.715
Total	$11,628,270.940	$13,616,261.230

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.42 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 717,950 shares, representing approximately 3.9% of the total number of shares being offered pursuant to this prospectus, for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

          The company and its officers, directors, and holders of substantially all of the company's common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          However, if at any time beginning 60 days after the date of this prospectus and ending on the 90th day following the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q, (ii) the reported last sale price of our common stock on the Nasdaq Global Market is at least 40% greater than the initial public offering price per share set forth on the cover page of this prospectus for five trading days out of any seven trading days, and (iii) the reported last sale price on the last day of that seven trading day period is at least 40% greater than the initial public offering price, then 66.67% of each holder's shares of our common stock that are subject to the 180-day restrictions described above, or approximately 46,167,746 shares, will be automatically released from those restrictions immediately prior to the opening of the Nasdaq Global Market on the day following the end of the seven trading day period. We refer to this date as the initial release date.

          Further, if at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q, (ii) the reported last sale price of our common stock on the Nasdaq Global Market is at least 50% greater than the initial public offering price per share set forth on the cover page of this prospectus for 20 trading days out of any 30 trading day period ending after the 90th day following the date of this prospectus, and (iii) the reported last sale price on the last day of that 30 trading day period is at least 35% greater than the initial public offering price, then 33.33% of each holder's shares of our common stock that are subject to the 180-day restrictions described above, or approximately 23,080,411 shares, will be automatically released from those restrictions immediately prior to the opening of the Nasdaq Global Market on the day following the end of the 30 trading day period. We refer to this date as the subsequent release date.

          Further, in the event that (1) we release earnings results or announce material news or a material event relating to us occurs during the 17-day period prior to either the applicable release date or the expiration of the full 180-day lock-up period, or (2) prior to the applicable release date or the expiration of the full 180-day lock-up period we have announced that we will release earnings results during the 15-day period beginning on the applicable release date or the last day of the 180-day lock-up period, then in either case, the applicable release date will be deferred or the full 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, unless Goldman, Sachs & Co. on behalf of the underwriters waives, in writing, the extension.

          Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Our common stock has been approved for listing on the Nasdaq Stock Market, LLC under the symbol "NTSP".

          A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a portion of the shares to underwriters for their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

          In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company, and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the "Shares") does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the company from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

          This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

          The principal underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          The company and the selling stockholders estimate that their share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.1 million.

          The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In connection with one such financial advisory assignment, Goldman, Sachs & Co. is entitled, pursuant to an engagement letter with us, to expense reimbursement of up to $50,000. In particular, affiliates of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc. are lenders under our new credit facility. In addition, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., is acting as administrative agent and SunTrust Robinson Humphrey, Inc. is acting as sole book manager and sole bookrunner under our new credit facility.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for us by Baker Botts L.L.P., Austin, Texas, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

          The consolidated financial statements and schedule of NetSpend Holdings, Inc. and subsidiaries as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The financial statements of Skylight Financial, Inc. as of July 14, 2008 and for the period from January 1, 2008 to July 14, 2008 included in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-168127) under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and exhibits. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

          Upon the effectiveness of our registration statement, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We will make available through our website at www.netspend.com annual reports, quarterly reports, current reports and amendments thereto as reasonably practicable after filing with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

          You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NetSpend Holdings, Inc.:

          We have audited the accompanying consolidated balance sheets of NetSpend Holdings, Inc. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetSpend Holdings, Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Austin, Texas
July 15, 2010

NetSpend Holdings, Inc.

Consolidated Balance Sheets

As of December 31, 2008 and 2009

	2008	2009
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$21,490	$21,154
Accounts receivable, net of allowance for doubtful accounts of $30 as of December 31, 2008 and $50 as of December 31, 2009	5,550	4,513
Prepaid card supply	2,179	1,783
Prepaid expenses	1,703	2,357
Other current assets	1,019	1,845
Income tax receivable	2,172	2,375
Deferred tax assets	6,713	2,872

Total current assets	40,826	36,899
Property and equipment, net	13,224	24,441
Goodwill	128,567	128,567
Intangible assets	32,372	28,981
Other assets	1,758	3,397

Total assets	$216,747	$222,285

Liabilities & Stockholders' Equity
Current liabilities
Accounts payable (includes $473 and $609 of related party payables at December 31, 2008 and 2009, respectively)	$5,351	$3,444
Accrued expenses (includes $2,463 and $2,593 of accrued related party expenses at December 31, 2008 and 2009, respectively)	22,181	21,531
Cardholders' reserve	1,319	1,620
Deferred revenue	1,946	2,158
Long-term debt, current portion	9,375	21,513

Total current liabilities	40,172	50,266
Long-term debt, net of current portion	76,875	51,979
Deferred tax liabilities	11,058	10,318
Other non-current liabilities	297	370

Total liabilities	128,402	112,933

Commitments and contingencies (Note 14)
Stockholders' equity
Class A common stock, $0.001 par value; 150,000,000 shares authorized; outstanding: (at December 31, 2008 — 77,131,910 shares issued less 1,300,000 shares held in treasury and at December 31, 2009 — 77,198,193 shares issued less 1,870,000 shares held in treasury)	77	77
Class B common stock, $0.001 par value; 15,000,000 shares authorized; outstanding: (at December 31, 2008 — 10,043,137 shares issued and at December 31, 2009 — 10,244,609 shares issued)	10	10
Treasury stock at cost	(4,293)	(5,704)
Additional paid-in capital	115,027	119,484
Accumulated deficit	(22,476)	(4,515)

Total stockholders' equity	88,345	109,352

Total liabilities & stockholders' equity	$216,747	$222,285

See accompanying notes to the consolidated financial statements.

NetSpend Holdings, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2007, 2008 and 2009

	2007	2008	2009
	(in thousands, except per share data)
Operating Revenues (includes related party revenues of $1,440 in 2007, $1,590 in 2008, and $2,897 in 2009)	$128,597	$183,170	$225,000
Operating Expenses
Direct operating costs (includes related party expenses of $15,552 in 2007, $24,408 in 2008 and $28,903 in 2009)	57,294	80,216	106,572
Salaries, benefits, and other personnel costs	21,288	35,034	46,668
Advertising, marketing, and promotion costs	9,380	11,999	13,803
Other general and administrative costs (includes related party expenses of $0 in 2007, $211 in 2008 and $157 in 2009)	10,101	21,051	22,074
Depreciation and amortization	5,251	8,899	10,297
Goodwill and acquired intangible asset impairment	—	26,285	—
Settlement gains	—	—	(10,229)

Total operating expenses	103,314	183,484	189,185

Operating income (loss)	25,283	(314)	35,815
Other Income (Expense)
Interest income	876	384	32
Interest expense	(2,065)	(4,408)	(5,170)

Total other expense	(1,189)	(4,024)	(5,138)
Income (loss) before income taxes	24,094	(4,338)	30,677
Provision for income taxes	9,368	7,307	12,503

Net income (loss)	$14,726	$(11,645)	$18,174

Net income (loss) per share for class A and class B common stock:
Basic	$(2.47)	$(0.74)	$0.21
Diluted	$(2.47)	$(0.74)	$0.21

See accompanying notes to the consolidated financial statements.

NetSpend Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2007, 2008 and 2009

	Series A Convertible Preferred Stock		Class A Common Stock		Class B Common Stock
							Treasury Stock
									Additional Paid-in Capital		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Accumulated Deficit
	(in thousands, except share data)
Balances at December 31, 2006	43,797,723	$44	1,323,106	$1	6,110,000	$6	—	$—	$66,966	$853	$67,870
Cumulative effect of adoption of FIN 48	—	—	—	—	—	—	—	—	—	(231)	(231)
Repurchase of treasury stock	—	—	—	—	—	—	(400,000)	(1,116)	—	—	(1,116)
Stock-based compensation	—	—	—	—	—	—	—	—	754	—	754
Exercise of options for common stock	—	—	4,653,371	5	—	—	—	—	3,368	—	3,373
Tax benefit associated with stock options	—	—	—	—	—	—	—	—	2,227	—	2,227
Exercise of options for preferred stock	1,010,000	1	—	—	—	—	—	—	252	—	253
Exercise of warrants for common stock	—	—	2,198,344	2	—	—	—	—	3,812	—	3,814
Dividends declared	—	—	—	—	—	—	—	—	(40,778)	(15,348)	(56,126)
Net income	—	—	—	—	—	—	—	—	—	14,726	14,726

Balances at December 31, 2007	44,807,723	$45	8,174,821	$8	6,110,000	$6	(400,000)	$(1,116)	$36,601	$—	$35,544
Repurchase of treasury stock	—	—	—	—	—	—	(900,000)	(3,177)	—	—	(3,177)
Stock-based compensation	—	—	—	—	—	—	—	—	2,473	—	2,473
Exercise of options for common stock	—	—	1,022,965	1	—	—	—	—	1,226	—	1,227
Tax benefit associated with stock options	—	—	—	—	—	—	—	—	37	—	37
Exercise of warrants for common stock	—	—	23,846	—	—	—	—	—	37	—	37
Common stock issued for acquisitions	—	—	16,992,555	17	10,043,137	10	—	—	93,822	—	93,849
Conversion of shares at acquisition	(44,807,723)	(45)	50,917,723	51	(6,110,000)	(6)	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	—	—	(19,169)	(10,831)	(30,000)
Net loss	—	—	—	—	—	—	—	—	—	(11,645)	(11,645)

Balances at December 31, 2008	—	$—	77,131,910	$77	10,043,137	$10	(1,300,000)	$(4,293)	$115,027	$(22,476)	$88,345
Repurchase of treasury stock	—	—	—	—	—	—	(570,000)	(1,411)	—	—	(1,411)
Stock-based compensation	—	—	—	—	—	—	—	—	4,484	—	4,484
Exercise of options for common stock	—	—	66,283	—	—	—	—	—	125	—	125
Tax shortfall associated with stock options	—	—	—	—	—	—	—	—	(152)	—	(152)
Vesting of restricted stock	—	—	—	—	201,472	—	—	—	—	—	—
Dividend equivalents paid	—	—	—	—	—	—	—	—	—	(213)	(213)
Net income	—	—	—	—	—	—	—	—	—	18,174	18,174

Balances at December 31, 2009	—	$—	77,198,193	$77	10,244,609	$10	(1,870,000)	$(5,704)	$119,484	$(4,515)	$109,352

See accompanying notes to the consolidated financial statements.

NetSpend Holdings, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2008 and 2009

	2007	2008	2009
	(in thousands)
Cash flows from operating activities
Net income (loss)	$14,726	$(11,645)	$18,174
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	5,251	8,899	10,297
Goodwill and acquired intangible asset impairment	—	26,285	—
Amortization of debt issuance costs	133	631	476
Gain on settlement	—	—	(1,192)
Stock-based compensation	754	2,473	4,484
Tax benefit associated with stock options	(2,227)	(37)	(18)
Provision for cardholder losses	2,572	2,362	4,930
Deferred income taxes	460	2,465	3,101
Changes in operating assets and liabilities
Accounts receivable	(3,527)	543	1,037
Income tax receivable	(871)	(1,301)	(203)
Prepaid card supply	1,963	(523)	396
Prepaid expenses	(14)	(835)	(654)
Other current assets	413	(606)	(826)
Other long-term assets	147	(134)	(1,754)
Accounts payable and accrued expenses	(3,685)	2,834	2,291
Cardholders' reserve	(2,331)	(2,303)	(4,629)
Deferred revenue	1,899	(4,228)	212
Other liabilities	(109)	140	73

Net cash provided by operating activities	15,554	25,020	36,195

Cash flows from investing activities
Purchase of property and equipment	(5,716)	(10,715)	(14,616)
Purchase of intangible assets	—	—	(125)
Net cash acquired from the acquisition of Skylight	—	6,986	—
Net cash paid for the acquisition of Procesa	—	(386)	—

Net cash used in investing activities	(5,716)	(4,115)	(14,741)

Cash flows from financing activities
Dividends paid	(56,126)	(25,000)	(5,000)
Dividend equivalents paid	—	—	(213)
Proceeds from exercise of preferred stock options	253	—	—
Proceeds from exercise of common stock warrants	3,814	37	—
Proceeds from exercise of common stock options	3,373	1,227	125
Tax benefit associated with stock options	2,227	37	18
Proceeds from issuance of long-term debt	50,000	90,000	9,000
Issuance costs of long-term debt	(800)	(1,230)	(361)
Principal payment on debt	(2,000)	(91,450)	(25,140)
Cash purchase of treasury stock	(1,116)	(3,177)	(219)

Net cash used in financing activities	(375)	(29,556)	(21,790)

Net change in cash and cash equivalents	9,463	(8,651)	(336)
Cash and cash equivalents at beginning of year	20,678	30,141	21,490

Cash and cash equivalents at end of year	$30,141	$21,490	$21,154

Supplemental disclosure of cash flow information
Cash paid for interest	$1,882	$4,069	$4,893
Cash paid for income taxes	8,589	6,126	10,040
Non-cash investing activities
Capital lease entered into for the purchase of software	$—	$—	$3,383
Stock issued for the acquisition of Skylight	—	93,549	—
Stock issued for the acquisition of Procesa	—	300	—

See accompanying notes to the consolidated financial statements.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2008 and 2009

NOTE 1: ORGANIZATION AND BUSINESS

          NATURE OF OPERATIONS — NetSpend Holdings, Inc. ("NetSpend" or the "Company"), based in Austin, Texas was formed as a Delaware corporation on February 18, 2004. It was formed in connection with the recapitalization of one of the Company's current subsidiaries, NetSpend Corporation, which was founded in 1999. The Company operates in one reportable business segment to provide general-purpose reloadable ("GPR") prepaid debit cards and alternative financial service solutions to underbanked consumers in the United States. The Company's products empower underbanked consumers to become "self-banked" by providing FDIC-insured depository accounts with a menu of pricing and features specifically tailored to their needs. The Company has built an extensive distribution and reload network comprised of financial service centers and other retail locations throughout the United States.

          The Company is an agent of FDIC-insured depository institutions that serve as issuers of the Company's products. The Company has agreements with Meta Payment Systems, a division of Meta Financial Group ("Meta"), Inter National Bank ("INB"), U.S. Bank, and Sun Trust Bank (collectively, the "issuing banks") whereby the issuing banks issue MasterCard International ("MasterCard") or Visa USA, Inc. ("Visa") branded cards to customers. The Company's products may be used to purchase goods and services wherever MasterCard and Visa are accepted or to withdraw cash via automatic teller machines ("ATMs").

          PRINCIPLES OF CONSOLIDATION — The accompanying consolidated financial statements include the accounts of NetSpend Holdings, Inc. and its wholly owned subsidiaries, NetSpend Corporation, Skylight Financial, and NetSpend Payment Systems. All intercompany transactions have been eliminated in consolidation.

          USE OF ESTIMATES — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions about future events. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Among the more significant assumptions are those that relate to the valuation of goodwill and intangible assets, cardholders' reserve, legal contingencies, and stock-based compensation. These accounting estimates reflect the best judgment of management. Actual results could significantly differ from management's estimates and judgments.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          CASH AND CASH EQUIVALENTS — The Company considers cash invested in interest-bearing deposits and short-term investments with original maturities of three months or less at the date of purchase to be cash equivalents.

          The Company has established compensating balances at its issuing banks to offset overdrawn cardholder accounts. Some of these compensating balance accounts are included in the Consolidated Balance Sheets as cash and cash equivalents because there are no contractual restrictions over deposits in these accounts. As of December 31, 2008 and 2009 these compensating balances totaled $1.2 million.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          RESTRICTED CASH — Restricted cash is cash with statutory or contractual restrictions that prevent it from being used in the Company's operations. Restricted cash is classified in other non-current assets on the Company's Consolidated Balance Sheets.

          As of December 31, 2008 and 2009, the Company had restricted cash of $0.3 million and $0.4 million, respectively.

          ACCOUNTS RECEIVABLE — Accounts receivable primarily represents amounts due from cardholders for service and card activation fees and for interchange revenues related to merchant point of sale transactions. These receivables are generally settled by the issuing and merchant acquiring banks within a few days. Accounts receivable are recorded net of the allowance for doubtful accounts. The Company records an allowance when it becomes probable that a receivable will not be collected, and receivables are written off against the allowance when management makes the determination to cease collection efforts.

          PREPAID CARD SUPPLY — Prepaid card supply consists of costs incurred primarily for purchasing card stock, and the embossing, encoding, packaging and shipping prepaid debit and gift cards. These costs are expensed to direct operating costs within the Consolidated Statements of Operations as the cards are shipped from the Company's fulfillment warehouses into the distribution channel or to end customers.

          UP-FRONT DISTRIBUTOR PAYMENTS — Occasionally, NetSpend makes up-front contractual payments to third-party distribution partners. The Company assesses each up-front payment to determine whether it meets the criteria of an asset (having a future benefit) as defined by U.S. GAAP. If the asset criteria are met, the Company capitalizes the up-front payment and recognizes the amount ratably over the benefit period, generally the contract period. If the contract requires the distributor's specific performance and no other conditions exist for the distributor to earn or retain the benefit, then the Company recognizes payments when the performance conditions have been met and payment has been earned by the distributor. Up-front distributor payments are classified on the Consolidated Balance Sheets as other non-current assets and are recorded as a direct operating cost in the Consolidated Statements of Operations.

          PROPERTY AND EQUIPMENT, NET — Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Property and equipment are assessed for impairment whenever events or circumstances indicate the carrying value of an asset group may not be fully recoverable by comparing the carrying value to total future undiscounted cash flows. Impairment is recorded for long-lived assets equal to the excess of the carrying amount of the asset group over its estimated fair value. The Company did not recognize impairment losses related to long-lived assets during the years ended December 31, 2007, 2008 or 2009.

          Office equipment and furniture and fixtures are depreciated over three to seven years, computer equipment is depreciated over three to five years, computer software is depreciated over three years, and leasehold improvements are amortized over the shorter of their estimated useful life or the term of the related lease. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Costs for repairs and maintenance are expensed as incurred.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          GOODWILL — Goodwill represents the excess of the purchase price of an acquired company over the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually or at an interim period if events occur or circumstances indicate it is more likely than not that the carrying value exceeds the fair value of the associated reporting unit. The Company assigns goodwill to its reporting units for the purpose of impairment testing. The first step of the impairment test is to compare the estimated fair value of the respective reporting unit with its carrying value. If the carrying value is less than fair value, no indication of impairment exists. If the carrying value is greater than fair value, a second step in the impairment test is performed to determine the implied fair value of goodwill and the amount of impairment loss, if any.

          During each of the years ended December 31, 2007, 2008 and 2009, the Company performed its annual impairment evaluation and in 2007 and 2009 determined that the fair value of the Company's goodwill exceeded its carrying value, so no impairment was deemed to exist. For the year ended December 31, 2008, the Company impaired its goodwill by $23.0 million (see Note 6).

          INTANGIBLE ASSETS — Intangible assets with indefinite lives are evaluated for impairment annually, or at an interim period if events occur or circumstances indicate it is more likely than not that the carrying value exceeds the fair value. Any excess carrying value over the fair value is recognized as an impairment loss. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate the carrying value exceeds future undiscounted cash flows of the associated intangible asset.

          During each of the years ended 2007 and 2009, the Company performed its annual intangible asset impairment evaluation and determined that the fair values of the Company's intangible assets exceeded their carrying values. During the year ended December 31, 2008, the Company impaired approximately $3.3 million of its acquired intangible assets (see Note 7).

          As of December 31, 2009, the weighted average amortization period for the Company's amortizable intangible assets is approximately eight years. Distributor and partner relationships have a useful life of between eight and ten years, developed technology has a useful life of between five and seven years, license agreements have a useful life of twelve years, patents and trademarks have a useful life of between twelve and fifteen years, and tradenames have indefinite lives. Finite lived intangible assets are amortized over the estimated useful lives of the assets using the straight-line method.

          On July 15, 2008, the Company purchased Skylight Financial, Inc. ("Skylight"), a company in the prepaid card industry that is focused on the market for direct deposit payroll accounts. The "Skylight" trade name is well known in the paycard industry and will continue to be leveraged to drive cash flows. Based on the reputation of the Skylight tradename and the anticipated future benefits and cash flows the tradename is expected to contribute, the Company concluded that the tradename should be accounted for as an indefinite lived intangible asset. As part of the Company's annual impairment test, the Company considers whether factors have changed and whether the tradename should be subject to amortization.

          CARDHOLDERS' RESERVE — The Company is exposed to transaction losses due to cardholder fraud and other losses resulting from cardholder activity, and losses due to non-performance of third parties. The Company establishes a cardholders' reserve for estimated

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

losses arising from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use, and merchant-related chargebacks due to non-delivery of goods or services. These reserves are established based upon historical loss and recovery rates, and cardholder activity for which specific losses can be identified. The cardholders' reserve was approximately $1.3 million and $1.6 million at December 31, 2008 and 2009, respectively. The provision for cardholder losses is included in direct operating costs in the Consolidated Statements of Operations.

          Establishing the reserve for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimate. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

          LITIGATION — In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. It is the Company's policy to routinely assess the likelihood of any adverse judgments or outcomes related to legal or regulatory matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and consultation with the Company's internal and external legal counsel. The Company records reserves related to certain legal matters for which it is probable that a loss will be incurred and the range of such loss can be reasonably estimated. Management discloses facts regarding material matters assessed as reasonably possible and the associated potential exposure, if estimable. The Company expenses legal costs as incurred.

          INCOME TAXES — The Company recognizes tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities are measured using statutory enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company is required to adjust its deferred tax assets and liabilities in the period in which tax rates or the provisions of the income tax laws change. Valuation allowances are established when necessary to reduce deferred tax assets to the amount for which recovery is deemed more likely than not. The Company's policy is to classify interest and penalties associated with uncertain tax positions as a component of income tax expense.

          STOCK-BASED COMPENSATION — The Company has one stock-based employee compensation plan. Through December 31, 2007, the Company measured stock options at fair value on the date of grant using the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. Beginning in 2008, and going forward, the Company measures stock options at fair value on the date of grant using the Binomial Lattice model for determining fair value. The Company determined this model better reflects the characteristics of the employee share option in estimating fair value, particularly in light of the complexity of awards granted in 2008 and 2009. Compensation expense for graded vested awards is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. The Company presents excess tax benefits from the exercise of stock options as financing cash flows.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          EARNINGS PER SHARE — Basic earnings (loss) per common share excludes dilution for potential common stock issuances and is calculated by dividing net income (loss) available to common stockholders by the weighted average common stock issued and outstanding for the period. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares issued and outstanding for the period plus amounts representing the dilutive effect of stock options, warrants, restricted stock and convertible preferred stock, as applicable. The Company calculates basic and diluted earnings (loss) per common share using the treasury stock method, the as-if-converted method, and the two-class method, as applicable.

          REVENUE RECOGNITION — The Company generates revenue from compensation for the services provided to its issuing banks resulting from service fees and interchange revenue. Revenue is recognized when there is persuasive evidence of an arrangement, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

          Cardholders are charged fees in connection with the products and services provided, as follows:

  •
  Transactions — Cardholders are typically charged a fee for each PIN and signature-based purchase transaction made using their GPR cards, unless the cardholder is on a monthly or annual service plan, in which case the cardholder is instead charged a monthly or annual subscription fee, as applicable. Cardholders are also charged fees for ATM withdrawals and other transactions conducted at ATMs.

  •
  Customer Service and Maintenance — Cardholders are typically charged fees for balance inquiries made through the Company's customer service. Cardholders are also charged a monthly maintenance fee after a specified period of inactivity.

  •
  Additional Products and Services — Cardholders are charged fees associated with additional products and services offered in connection with certain GPR cards, including MetaBank's iAdvance™ line of credit, overdraft protection through the Company's issuing banks, a variety of bill payment options, and card-to-card transfers of funds through the Company's customer service.

  •
  Other — Cardholders are charged fees in connection with the activation of the Company's GPR cards and the gift cards at retailers.

Revenue resulting from the service fees charged to cardholders described above is recognized when the fees are charged because the earnings process is substantially complete, except for revenue resulting from the activation of the Company's cards and annual subscription fees. Revenue resulting from the activation of cards is recognized ratably, net of commissions paid to distributors, over the average account life, which is approximately one year for GPR cards and three months for gift cards. Revenue resulting from annual subscription fees is recognized ratably over the annual period to which the fees relate.

          Revenues also include fees charged to retail distributors in connection with the reload of the Company's GPR cards. Revenue resulting from the reload of GPR cards is recognized when the fee is charged.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Revenues also include fees charged in connection with program management and processing services the Company provides for private-label programs, as well as fees charged to one of the Company's issuing banks based on interest earned on cardholder funds. Under the Company's current arrangement with such issuing bank, the Company would only be entitled to receive interest on cardholder funds if market interest rates rose significantly above certain specified levels. Revenue resulting from these fees is recognized when the Company has fulfilled its obligations under the underlying service agreements.

          The Company earns interchange revenues from a portion of the interchange fees remitted by merchants when cardholders make purchase transactions using the Company's prepaid debit cards. Interchange fees are fixed by the card associations and network organizations. Interchange revenues are recognized net of sponsorship, licensing and processing fees charged by the card associations and network organizations for services they provide in processing purchase transactions routed through their networks. Interchange revenue is recognized during the period that the purchase transactions occur. Also included in interchange revenue are fees earned from branding agreements with cardholder associations and network organizations.

          DIRECT OPERATING COSTS — Direct operating costs consist of internal and external customer service costs, commissions paid to third-party distributors based on transaction volumes, ATM processing fees, card supply costs, fraud and other losses related to the Company's card programs, customer verification costs and fees paid to the card issuing banks.

          SALARIES, BENEFITS AND OTHER PERSONNEL COSTS — Salaries, benefits and other personnel costs primarily consist of expenses related to non-customer service employee wages, bonuses, equity-based compensation and benefits, including 401(k) match and employee health insurance. Salaries, benefits and other personnel costs related to customer service employees are included in direct operating costs in the Consolidated Statements of Operations.

          ADVERTISING COSTS — The Company expenses advertising costs as they are incurred except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit. Direct-response advertising consists of web based advertising costs paid for new funded customer accounts. These capitalized costs are amortized over the average account life, which is approximately one year.

          As of December 31, 2008 and 2009, $0.3 million and $1.0 million, respectively, of capitalized direct response advertising costs were included in other current assets on the Consolidated Balance Sheets.

          SIGNIFICANT CONCENTRATIONS — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. A significant portion of the Company's cash is deposited in cash and money market funds at large depository institutions, many of which have received funds under the U.S. government's Troubled Asset Relief Program. Deposits of cash and cash equivalents exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable at December 31, 2008 and 2009 are primarily receivables due from cardholders for service and card activation fees and for interchange revenues due from card associations related to merchant point of sale transactions.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Cardholder funds and deposits related to the Company's products are held in trust at FDIC insured issuing banks for the benefit of the cardholders. The Company has four primary issuing banks; however, Meta is the Company's preferred issuing bank and holds a majority of cardholder funds. The failure of any of these issuing banks could have a material adverse effect on the Company's business.

          In addition, the Company derived approximately one third of its revenues during the years ended December 31, 2007, 2008 and 2009, respectively, from GPR cards sold through one of its third-party distributors, ACE Cash Express, Inc. ("ACE"). The Company's current distribution agreement with ACE is effective through March of 2016.

          FAIR VALUE OF ASSETS AND LIABILITIES — Fair value is defined in U.S. GAAP as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for applicable assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and considers assumptions market participants would use when pricing the asset or liability, such as inherent risk, transfer restriction, and risk of nonperformance.

          The Company's financial instruments include cash, cash equivalents, accounts receivable, accounts payable and borrowings under the term loan and revolving credit facility. As of December 31, 2008 and 2009, the fair values of cash, cash equivalents, accounts receivable, accounts payable and borrowings under the revolving credit facility approximated carrying values because of the short-term nature of these instruments.

          Borrowings under the Company's term loan are variable interest rate borrowings that bear annual interest at the greater of 6% or an adjusted market rate (see Note 9). As of December 31, 2008 and 2009, the fair value of borrowings under the term loan approximated its carrying value based on prevailing market rates for borrowings with similar ratings and maturities.

          As of December 31, 2009 there was no required fair value measurement for assets and liabilities measured at fair value on a non-recurring basis.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

          New accounting pronouncements or changes in existing accounting pronouncements may have a significant effect on the results of operations, the financial condition, or the net worth of the Company's business operations.

          In December 2007, the Financial Accounting Standards Board ("FASB") issued revised guidance on accounting for business combinations. The Company's adoption of this revised guidance on January 1, 2009 did not have an impact on the consolidated financial statements, and the effect of this guidance will depend on the nature and significance of business combinations occurring after the effective date.

          The FASB guidance on fair value measurement and disclosures became effective January 1, 2008. However, in February 2008, the FASB delayed the effective date regarding fair value measurement and disclosures of nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements, to January 1,

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

2009. The adoption of these provisions related to nonfinancial assets and nonfinancial liabilities on January 1, 2009 did not have a material impact on the consolidated financial statements.

          In April 2008, the FASB issued new requirements regarding the determination of the useful lives of intangible assets. These new requirements applied to intangible assets acquired after January 1, 2009. The adoption of these new rules did not have a material impact on the consolidated financial statements.

          In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. This new standard was effective for fiscal years beginning after December 15, 2008. The adoption of this new standard did not have an impact on the consolidated financial statements.

          In November 2008, the FASB issued guidance on accounting for an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. The Company adopted this guidance on January 1, 2009, and there was no impact upon adoption.

          In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. There was no impact upon adoption and the effect of this guidance will depend on the nature and significance of business combinations occurring after the effective date.

          In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for an asset or liability has significantly decreased, and in identifying transactions that are not orderly. The guidance was effective on a prospective basis for interim and annual periods ending after June 15, 2009. The Company's adoption of this guidance had no material impact on the consolidated financial statements.

          In May 2009, the FASB issued guidelines on accounting for subsequent events effective for interim and annual periods ending after June 15, 2009. The Company's adoption of these guidelines had no impact on the consolidated financial statements.

          In July 2009, the FASB issued the FASB Accounting Standard Codification ("the Codification"). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative U.S. GAAP. All other literature is considered non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the consolidated financial statements.

          In August 2009, the FASB issued guidance on the measurement of fair value. The Company's adoption of this guidance on October 1, 2009 had no impact on the consolidated financial statements.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 4: ACQUISITIONS

Skylight Financial

          On July 15, 2008, pursuant to the terms of a merger agreement dated June 2, 2008, the Company consummated a stock purchase of Skylight Financial, Inc. ("Skylight"). Skylight is a company in the financial services industry and its services include establishing direct deposit payroll accounts through relationships with corporate clients, and issuance of debit cards to their employees. The total purchase price of approximately $98.0 million was comprised of 16,906,100 shares of NetSpend's class A common stock, valued at $58.7 million, and 10,043,137 shares of NetSpend's class B common stock, valued at $34.8 million, along with approximately $4.5 million of direct acquisition costs. The fair value of the NetSpend common stock issued of $93.5 million was determined using a combination of income and market valuation approaches. Also in connection with the acquisition of Skylight, the Company retired $40.4 million of Skylight's existing debt which was funded through an amendment of the Company's existing credit agreement with its senior creditors (see Note 9).

          Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and identifiable intangible assets and the assumed liabilities of Skylight based upon their estimated fair values as of the date of the merger. Fair value for certain of the assets acquired (property and equipment and identified intangible assets) was estimated based upon cost, income, and market approaches. For the majority of the remaining assets and liabilities, book value was deemed to approximate fair value due to the nature of the assets and liabilities. The following represents the allocation of the aggregate purchase price of Skylight to the assets acquired and liabilities assumed:

(in thousands of dollars)
Current assets	$13,335
Tangible and other non-current assets	2,655
Identifiable intangible assets	31,600
Goodwill	99,208
Liabilities assumed	(48,789)

$98,009

          Included in the liabilities assumed are approximately $6.0 million of a long-term deferred tax liability, $2.4 million of other current liabilities, and approximately $40.4 million of term debt and a related interest rate swap liability that the Company retired upon closing of the Skylight acquisition utilizing borrowings under the Company's amended and restated credit facility (see Note 9).

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 4: ACQUISITIONS (Continued)

          The acquired intangible assets consist of the following, and are being amortized over their estimated economic life, where applicable, using the straight-line method:

Asset Class	Fair Value	Weighted Average Useful Life
	(in thousands of dollars)
Developed technology	$1,700	7 years
Distributor and partner relationships	16,000	10 years
Tradenames	13,900	Indefinite

	$31,600

          Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed, and is not tax deductible.

Procesa International, LLC

          On November 25, 2008 NetSpend acquired substantially all of the assets of Procesa International, LLC ("Procesa"), a service provider for direct, cross-border, and cell phone top-up payment services for Latin America. The total purchase price for the Procesa assets of $0.7 million was comprised of $0.4 million in cash and 86,455 shares of NetSpend's class A common stock valued at $0.3 million. The fair value of the Company's stock was determined using a combination of income and market valuation approaches.

          Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and identifiable intangible assets of Procesa based upon their estimated fair values as of the date of the acquisition with any remaining value being allocated to goodwill. Fair value for certain of the assets acquired (developed technology and distributor and partner relationships) was estimated based on income and market approaches. For the majority of the remaining assets, book value was deemed to approximate fair value due to the nature of the assets.

          The following represents the allocation of the aggregate purchase price of Procesa to the assets acquired:

(in thousands of dollars)
Current assets	$17
Tangible and other non-current assets	136
Identified intangible assets	277
Goodwill	274

$704

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 4: ACQUISITIONS (Continued)

          The acquired intangible assets consist of the following, and are being amortized over their estimated economic life, where applicable, using the straight-line method:

Asset Class	Fair Value	Weighted Average Useful Life
	(in thousands of dollars)
Distributor and partner relationships	$277	10 years

          Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, and is not tax deductible.

NOTE 5: PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following as of December 31, 2008 and 2009:

	December 31,
	2008	2009
	(in thousands of dollars)
Computer and office equipment	$10,798	$14,033
Computer software	8,180	16,583
Furniture and fixtures	1,232	1,317
Leasehold improvements	1,499	1,609
Construction in progress	3,223	9,387

	24,932	42,929
Less: accumulated depreciation	(11,708)	(18,488)

	$13,224	$24,441

          During the years ended December 31, 2007, 2008 and 2009, the Company capitalized interest costs of $0, $0.1 million, and $0.2 million, respectively, related to developed software.

          Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was approximately $2.9 million, $5.7 million, and $6.8 million, respectively.

          During 2009, the Company entered into a capital lease arrangement with a software provider for perpetual database licenses. The capital lease arrangement resulted in the recording of $3.4 million in capitalized computer software, which is included in property and equipment on the Company's December 31, 2009 Consolidated Balance Sheet. In 2009, the Company recognized $0.8 million of expense related to the amortization of the capital lease, which is included in depreciation and amortization expense on the Company's Consolidated Statement of Operations.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 6: GOODWILL

          A summary of the activity in goodwill for the years ended December 31, 2008 and 2009 is presented below:

	December 31,
	2008	2009
	(in thousands of dollars)
Balance, beginning of year	$52,085	$128,567
Goodwill associated with the acquisition of Skylight	99,208	—
Goodwill associated with the acquisition of Procesa	274	—
Impairment of goodwill	(23,000)	—

Balance, end of year	$128,567	$128,567

          The Company's initial $52.1 million goodwill balance was recorded in 2004 through a recapitalization transaction pursuant to which NetSpend Holdings, as a newly formed holding company incorporated in Delaware, acquired all of the capital stock of NetSpend Corporation. In 2008, the Company recorded additional goodwill of $99.5 million as a result of its acquisitions of Skylight and Procesa (see Note 4).

          Goodwill is tested for impairment annually or if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The determination of fair value used in the impairment evaluation is based on a combination of comparative market multiples and discounted cash flow analyses.

          During both of the years ended December 31, 2007 and 2009, the Company determined that none of the goodwill related to its reporting units was impaired.

          During 2008, the Company determined that the carrying value of the Skylight reporting unit exceeded its fair value, indicating that goodwill was potentially impaired. As a result, the Company initiated the second step of the goodwill impairment test which involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities of the reporting unit other than goodwill, and comparing it to the carrying amount of goodwill. The Company determined that the implied fair value of goodwill related to the Skylight reporting unit was less than its carrying value by approximately $23.0 million, which was recorded as a goodwill impairment charge in 2008. The impairment was caused by declining market conditions and the adverse business environment in which the Skylight reporting unit operates.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 7: INTANGIBLE ASSETS

          Intangible assets consisted of the following at December 31, 2008 and 2009:

	December 31,		Weighted-Average Useful Life
	2008	2009
	(in thousands of dollars)
Distributor and partner relationships	$26,426	$26,426	9.2 years
Tradenames	10,615	10,615	Indefinite
Developed technology	7,261	7,261	5.5 years
Other	43	168	12.8 years

	44,345	44,470
Less:
Accumulated amortization	(11,973)	(15,489)

	$32,372	$28,981

          During the year ended December 31, 2008, the Company acquired $31.6 million of identifiable intangible assets during the Skylight acquisition and $0.3 million of identifiable intangible assets during the Procesa acquisition. In 2008, the Company incurred an impairment charge of approximately $3.3 million reflecting the impairment of the Skylight tradename as the carrying amount of the tradename exceeded its fair value. The impairment was due to declining market conditions and the adverse business environment in which the Skylight reporting unit operates. This tradename continues to have an indefinite life as the Company continues to use the Skylight tradename on certain of its products.

          During the year ended December 31, 2009, the Company acquired a $0.1 million license to use certain patents related to card processors. The license will be amortized over its twelve-year useful life.

          Amortization expense for the years ended December 31, 2007, 2008 and 2009 was $2.4 million, $3.2 million, and $3.5 million, respectively. At December 31, 2009, estimated amortization expense for the next five years and thereafter is as follows:

(in thousands of dollars)
2010	$3,250
2011	3,250
2012	2,404
2013	1,967
2014	1,641
thereafter	5,854

$18,366

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 8: ACCRUED EXPENSES

          Accrued expenses at December 31, 2008 and 2009 consisted of the following:

	December 31,
	2008	2009
	(in thousands of dollars)
Accrued dividends payable to shareholders	$5,085	$84
Commissions payable to distributors	4,222	4,972
Accrued wages and related personnel expenses	3,722	5,819
Accrued income taxes	766	754
Accrued marketing and professional fees	3,086	2,306
Accrued processor and card association fees	1,615	1,913
Accrued call center costs	1,430	1,384
Accrued rent	659	497
Accrued prepaid card supply costs	306	818
Other accrued liabilities	1,290	2,984

	$22,181	$21,531

NOTE 9: DEBT

          The Company's outstanding borrowings at December 31, 2008 and 2009 consisted of the following:

	December 31,
	2008	2009
	(in thousands of dollars)
Term loan	$71,250	$61,875
Revolving credit facility	15,000	9,000
Capital lease	—	2,617

Total long-term debt	86,250	73,492
Less:
Current portion of term loan	9,375	11,250
Current portion of credit facility	—	9,000
Current portion of capital lease	—	1,263

Long-term debt, current portion	9,375	21,513

Long-term debt, net of current portion	$76,875	$51,979

Term Loan and Revolving Credit Facility

          On June 27, 2007, the Company entered into a credit agreement with a syndicate of banks with JP Morgan Chase as the administrative agent. The credit agreement included a term loan (the "old term loan") in the amount of $20.0 million and a revolving credit facility (the "old revolving

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 9: DEBT (Continued)

credit facility") of $30.0 million, which was collateralized by virtually all assets of NetSpend excluding intangible assets. The old term loan and old revolving credit facility bore interest at JP Morgan Chase's prime rate plus 0.50%, which was 7.75% as of December 31, 2007.

          In connection with the acquisition of Skylight (see Note 4), the Company entered into an amended and restated credit agreement ("Amended and Restated Credit Facility") with a syndicate of banks with JPMorgan Chase as the administrative agent. The Amended and Restated Credit Facility provides financing of $105.0 million, consisting of a $30.0 million revolving credit facility ("revolving credit facility") and a $75.0 million term loan ("term loan"). The Amended and Restated Credit Facility is unconditionally guaranteed and secured by virtually all of the assets of the Company's existing and future U.S. subsidiaries.

          The proceeds of the $75.0 million term loan and the Company's initial draw of $10.0 million under the revolving credit facility were utilized by the Company to fund the purchase price and closing costs of the Skylight acquisition, including retiring $40.4 million of existing Skylight debt and refinancing the Company's existing outstanding borrowings of $46.0 million. In connection with this transaction, the Company paid approximately $1.2 million in debt issuance costs which are included in other non-current assets in the Consolidated Balance Sheets. Debt issuance costs are being amortized using the effective interest method over the term of the debt.

          As of December 31, 2008, $15.0 million was outstanding on the revolving credit facility and $71.3 million was outstanding on the term loan. Throughout 2009, the Company repaid the $15.0 million outstanding balance on the revolving credit facility and $9.4 million of the outstanding term loan principal. In December 2009, the Company drew an additional $9.0 million under the revolving credit facility, which the Company repaid in January 2010. During the years ended December 31, 2008 and 2009, the weighted average interest rate for the term loan and the revolving credit facility under the Amended and Restated Credit Facility was 6.3% and 6.0%, respectively.

          During 2009 the Company also modified the terms of the Amended and Restated Credit Facility in order to increase its allowable debt, enhance its ability to increase capital investments and pay the remaining $5.0 million of the $30.0 million dividend declared in 2008. In connection with this modification, the Company paid approximately $0.4 million in costs, which are included in other non-current assets on the Consolidated Balance Sheet. The modification costs are being amortized using the effective interest method over the remaining term of the debt.

          The revolving credit facility provides for and includes within its $30.0 million limit a $2.0 million swingline facility and commitments for up to $2.5 million in letters of credit. The revolving credit facility may be utilized by the Company to provide ongoing working capital and for other general corporate purposes. As of December 31, 2009, the Company was utilizing approximately $0.2 million of the available letters of credit.

          The term loan is repayable in quarterly installments commencing September 30, 2008 and maturing June 30, 2013. The revolving credit facility has a maturity of July 15, 2013. The Company, at its option, may prepay any borrowings in whole or in part, without any prepayment penalty or premium. In addition, following the end of each fiscal year in which the leverage ratio calculated as of such fiscal year end is greater than or equal to 1.75 to 1.00, the Company shall prepay the then

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 9: DEBT (Continued)

outstanding term loans in an aggregate amount equal to 25% of the excess cash flow for such fiscal year.

          Loans under the Amended and Restated Credit Facility which are not within the swingline facility or letters of credit are designated, at the Company's election, as Eurodollar rate loans or alternate base rate ("ABR") loans. Swingline loans shall be ABR loans. Eurodollar loans bear interest at the greater of 6.0% per annum or the adjusted LIBOR for the interest period in effect for such borrowing plus a spread of 2.25% to 3.25% based on the Company's leverage ratio. ABR loans bear interest at the greater of 6.0% per annum or the alternate base rate plus a spread of 0.75% to 1.75% based on the Company's leverage ratio. At December 31, 2009, the weighted average interest rate for the term loan and the revolving credit facility under the Amended and Restated Credit Facility was 6.0%.

          Letters of credit may be issued under the Amended and Restated Credit Facility for a period of up to one year and will have an expiration date of one year or five business days prior to the revolving credit facility maturity date, which is July 15, 2013. Letters of credit bear interest at the rate per annum applicable to Eurodollar revolving loans. The Company pays a participation fee with respect to any participation in letters of credit, which accrues at the applicable rate for Eurodollar revolving loans on the average daily amount of such lender's letter of credit exposure from the effective date to the date on which such lender ceases to have any letter of credit and exposure. The Company also pays the lending bank a fronting fee, which accrues at the rate of 0.25% per annum on the average daily amount of the letter of credit exposure from the effective date to the date on which there ceases to be any letter of credit exposure, as well as the lending bank's standard fees. Participation fees and fronting fees accrued through and including the last day of March, June, September, and December of each year are payable in arrears on the third business day following such day. In 2008, the Company did not incur any fronting or participation fees. During the year ended December 31, 2009, the Company incurred less than $0.1 million in fronting and participation fees.

          The Company is required to pay a commitment fee to the administrative agent for the account of each lender, which accrues at a rate per annum equal to 0.50% on the average daily unused amount of each commitment of such lender, and is payable in arrears three business days following the last day of each March, June, September, and December of each year and on the date on which the applicable commitments terminate. During each of the years ended December 31, 2008 and 2009, the Company paid commitment fees of less than $0.1 million, which are included in other general and administrative costs in the Consolidated Statements of Operations.

          The Amended and Restated Credit Facility contains certain financial and non-financial covenants and requirements, including a Leverage Ratio and Fixed Charge Ratio. The Amended and Restated Credit Facility also provides for customary events of default as defined in the agreement, including failure to pay any principal or interest when due, failure to comply with covenants, and default in the event of a change of control. The Company was in compliance with these covenants as of December 31, 2009.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 9: DEBT (Continued)

Capital Lease

          During the year ended December 31, 2009, the Company entered into a capital lease arrangement with a software provider for perpetual database licenses. The capital lease arrangement resulted in the recording of $3.4 million on the Consolidated Balance Sheet, which was the present value of future payments under the lease agreement discounted using an effective interest rate of 6.0%. The $3.4 million capital lease is included in capitalized software, which is a component of property and equipment on the Consolidated Balance Sheet. As of December 31, 2009, approximately $2.6 million in principal payments remained payable on the capital lease.

Outstanding Balances and Availability

          As of December 31, 2009, $61.9 million was outstanding on the term loan, with $11.3 million included in current liabilities, and $9.0 million was outstanding on the revolving credit facility and included in current liabilities on the Consolidated Balance Sheets.

          At December 31, 2008 and 2009, the Company's term loan and revolving credit facility represents variable-rate debt that re-prices within one year. Borrowings under the Company's term loan are variable interest rate borrowings that bear annual interest at the greater of 6% or an adjusted market rate. As of December 31, 2008 and 2009, the fair value of borrowings under the term loan approximated its carrying value based on prevailing market rates for borrowings with similar ratings and maturities.

          As of December 31, 2009, the aggregate amounts of annual principal maturities of long-term debt and required payments under the capital lease are as follows:

	Long-term debt	Capital lease
	(in thousands of dollars)
2010	$20,250	$1,392
2011	16,875	1,401
2012	22,500	—
2013	11,250	—
2014	—	—

	$70,875	$2,793

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 9: DEBT (Continued)

          The following table presents the availability under the $30.0 million revolving credit facility as of December 31, 2009:

(in thousands of dollars)
Total available revolving credit facility	$30,000
Less: outstanding revolving credit loans	(9,000)
Less: outstanding swingline loans	—
Less: outstanding letters of credit	(240)

Remaining availability under the revolving credit facility	$20,760

NOTE 10: STOCKHOLDERS' EQUITY

Series A Convertible Preferred Stock

          Prior to the Company's acquisition of Skylight on July 15, 2008, the Company was authorized to issue 64,000,000 shares of $0.001 par value series A convertible preferred stock. The preferred stock had an aggregate liquidation preference of $1.24189 per share, conversion rights, voting rights, and dividend participation rights on an as-if-converted basis for dividends declared by the board of directors on class A common stock. In 2007, the Company's board of directors declared a dividend in the amount of $0.95 per share of series A preferred stock calculated on an as-if-converted to common stock basis. Cash dividends paid during the year 2007 for series A preferred stock totaled approximately $42.6 million, of which approximately $31.0 million represented a liquidating dividend paid from capital in excess of par value.

          In connection with the Skylight acquisition, all outstanding shares of series A preferred stock were converted into 44,807,723 shares of class A common stock. The Company's articles of incorporation, as amended in July 2008, authorize the Company to issue 10,000,000 shares of $0.001 par value preferred stock. Prior to the conversion of series A preferred stock to class A common stock, the board of directors declared a dividend in the amount of approximately $0.50 per share of series A preferred stock calculated on an as-if converted to common stock basis. Cash dividends declared during 2008 for series A preferred stock totaled approximately $23.0 million.

Class A and B Common Stock

          The Company has two classes of common stock. Each share of class B common stock is convertible, upon certain conditions, into one share of class A common stock. The Company is authorized to issue 150,000,000 shares of $0.001 par value class A common stock and 15,000,000 shares of $0.001 par value class B common stock, (collectively "common stock").

          In 2007, the Company's board of directors declared a dividend in the amount of $0.95 per share of class A and B common stock. Cash dividends paid during the year 2007 for class A and B common stock totaled approximately $13.5 million, of which approximately $9.8 million represented a liquidating dividend paid from capital in excess of par value.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 10: STOCKHOLDERS' EQUITY (Continued)

          As part of the purchase consideration related to the Company's acquisition of Skylight in July 2008 (see Note 4), the Company issued 16,906,100 shares of class A common stock and 10,043,137 shares of class B common stock at the then-current fair market value of $3.47 per share. Also in connection with the acquisition, all previously outstanding shares of class B common stock, totaling 6,110,000 shares, were automatically converted into shares of class A common stock, and the Company's board of directors declared a dividend immediately prior to the acquisition totaling $30.0 million, of which approximately $23.0 million represented dividends associated with series A convertible preferred stock prior to its conversion to class A common stock with the remaining $7.0 million representing dividends associated with the Company's common stock. The Company paid $25.0 million of the $30.0 million dividend in 2008, and paid the remaining $5.0 million in 2009.

          In connection with the Procesa acquisition, in December 2008 (see Note 4) the Company issued 86,455 shares of class A common stock at the then-current fair market value of $3.47 per share.

Treasury Stock Transactions

          Treasury stock is accounted for under the cost method and is included as a component of stockholders' equity.

          During 2007, the Company's board of directors approved the repurchase of 400,000 shares of class A common stock at the then-current fair market value from the Company's then Chief Executive Officer ("CEO"). Total cash consideration paid to the former CEO was approximately $1.1 million. In 2008, the CEO separated from the Company. As a part of his separation agreement, the Company repurchased an additional 900,000 shares of his class A common stock for approximately $3.2 million.

          In 2009, the Company reached agreements with defendants named in the MPower litigation, settling all disputes and claims between the Company and the defendants (see Note 14). In connection with the settlement, the Company assumed 570,000 shares of its outstanding class A common stock held by the defendants. The settlement transactions resulted in the Company's non-cash acquisition of 400,000 shares of treasury stock, which is recorded as a litigation settlement gain of $1.2 million on the Company's Consolidated Statement of Operations, and a $0.2 million cash purchase of 170,000 shares of treasury stock.

Dividend Equivalents

          Certain employee stock options contain rights to dividend equivalents. The Company did not pay any dividend equivalents during 2007 or 2008. In 2009, the Company paid $0.2 million in cash dividend equivalents related to certain of its employee stock options. The dividend equivalents were paid when the underlying options vested.

Warrants

          During each of the years ended December 31, 2007, 2008 and 2009, the Company issued 20,000 warrants to purchase shares of class A common stock to one of its distribution partners at a

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 10: STOCKHOLDERS' EQUITY (Continued)

weighted average exercise price of $1.50 per share. In addition, in 2008 the Company issued an additional 22,346 warrants to purchase shares of class A common stock to a former executive based on a separation agreement at an exercise price of $1.70 per share.

          During the years ended December 31, 2007 and 2008, respectively, 2,198,344 and 23,846 warrants were exercised resulting in additional paid in capital of approximately $3.8 million and less than $0.1 million, respectively. No warrants were exercised in 2009.

          A summary of warrant activity for the twelve months ended December 31, 2007, 2008 and 2009 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Warrants outstanding January 1, 2007	2,866,527	$1.70	7.3
Granted	20,000	1.50
Exercised	(2,198,344)	1.70

Warrants outstanding December 31, 2007	688,183	$1.69	6.3
Granted	42,346	1.61
Exercised	(23,846)	1.53

Warrants outstanding December 31, 2008	706,683	$1.69	5.2
Granted	20,000	1.50
Exercised	—	—

Warrants outstanding December 31, 2009	726,683	$1.69	4.3

Exercisable and outstanding December 31, 2009	726,683	$1.69	4.3

          The fair values of awards were valued at the date grant using the Black-Scholes option pricing model using the following average assumptions for the years ended December 31, 2007, 2008, and 2009:

	2007	2008	2009
Expected volatility	60%	40%	60%
Expected dividend yield	—	—	—
Expected term	5 years	3.5 to 5 years	5 years
Risk free rate	4.6%	2.1% to 2.3%	1.7%
Weighted average fair value per warrant at issuance date	$1.50	$1.81	$1.80

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 11: SHARE BASED PAYMENT

Stock Incentive Plans

          As of December 31, 2009, the Company has one stock-based compensation plan, the 2004 Stock Option Plan (the "Plan"). The Plan provides for the grant of stock options and other stock-based awards to key employees, directors, and consultants, including executive officers. The total number of shares that may be issued under the Plan is 18,459,980 subject to adjustment in certain events. The exercise price of incentive stock options granted under the Plan will not be less than 100% of the fair market value of the underlying shares on the date of grant, as determined under the Plan. The maximum term of these options is ten years from the date of grant.

          Under the Plan, standard options vest over a four-year period, with 25% vesting on each of the first four anniversaries of the grant date. Unless otherwise provided in the stock option agreement, upon a change in control, 25% of a participant's option award shall be accelerated and vested, subject to the continued employment or service of the option holder through the date of the change in control. Options granted to members of the board of directors vest over a three year period, in three annual installments on each of the first three anniversaries of the grant date, of 34%, 33%, and 33%, respectively. In the event of a change of control of the Company, the director options become 100% vested if both a change in control occurs and in connection with such change in control, or within twelve months following such change in control, the director is removed from the board. Generally, the Company expenses the grant-date fair value, net of estimated forfeitures, over the vesting period on a straight-line basis. In 2007, 2008 and 2009 the Company issued 1.4 million, 4.1 million and 1.2 million, standard options, respectively.

          The Company also issues performance-based options to purchase common stock that carry service, market, and performance conditions different from the Company's standard stock option agreements. The vesting of these options is dependent upon both continued employment with the Company over a four-year period and the Company's achievement of a determined equity value hurdle in an initial public offering or change of control. If the Company does not achieve the determined equity hurdle, then the options will vest 100% after six years of continued employment with the Company. In 2008 and 2009, the Company issued 5.4 million and 0.1 million performance-based options, respectively. The Company did not issue any performance-based options in 2007.

          Options with the following characteristics were outstanding as of December 31, 2009:

Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25 – $1.29	959,004	6.0	$1.06	852,554	$1.03
2.79	112,105	7.1	2.79	75,085	2.79
3.45	1,123,125	8.4	3.45	148,188	3.45
3.47	1,695,095	9.1	3.47	159,708	3.47
3.53	5,827,632	8.0	3.53	691,245	3.53

	9,716,961	8.0	$3.26	1,926,780	$2.39

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 11: SHARE BASED PAYMENT (Continued)

Stock Option Activities

          The fair value of the stock options granted under the employee stock incentive plan during the years ended December 31, 2007, 2008 and 2009 was $1.4 million, $15.6 million and $4.6 million, respectively.

          The following table presents a summary of stock option activity for the years ended December 31, 2007, 2008 and 2009:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding December 31, 2006	6,419,015	$0.75

Granted	1,426,500	2.00
Exercised	(4,653,371)	0.73
Expired	(9,030)	0.88
Forfeited	(135,512)	1.17

Outstanding December 31, 2007	3,047,602	$1.33

Granted	9,527,874	3.51
Exercised	(1,022,965)	1.23
Expired	(295,201)	1.60
Forfeited	(1,115,225)	2.36

Outstanding December 31, 2008	10,142,085	$3.27

Granted	1,328,995	$3.47
Exercised	(66,283)	1.88
Expired	(148,483)	1.03
Forfeited	(1,539,353)	3.48

Outstanding December 31, 2009	9,716,961	$3.26	8.0 years	$2,409,483

Vested and expected to vest at December 31, 2009	7,291,211	$3.18	7.9 years	$2,339,381

Exercisable at December 31, 2009	1,926,780	$2.39	6.6 years	$2,131,973

          The aggregate intrinsic value in the table above represents the total pre-tax value, which is calculated as the difference between the Company's stock price on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair value of the Company's stock. The intrinsic value of options exercised during 2007, 2008 and 2009 was, $3.9 million, $2.3 million and $0.1 million, respectively.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 11: SHARE BASED PAYMENT (Continued)

Restricted Stock

          Certain of the shares issued by the Company in connection with the Skylight acquisition were subject to forfeiture to the Company in the event that the restricted shares held by such employees in Skylight Holdings, Inc. were forfeited, cancelled or otherwise did not vest. Generally, vesting of those restricted shares is tied to continued service with the Company for terms ranging from three to five years. The Company has accounted for the shares that are subject to forfeiture to the Company as restricted stock. The fair value of these shares was not included in the Skylight purchase price, and is being recognized as compensation expense on a straight-line basis as the forfeiture restrictions lapse over the three to five year time period.

          Activity related to the Company's deemed restricted stock awards during the years ended December 31, 2008 and 2009 is as follows:

	Shares of Unvested Restricted Stock Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2007	—	$—
Granted	466,060	3.47
Vested	—	—
Forfeited	—	—

Balance at December 31, 2008	466,060	$3.47

Granted	—	—
Vested	201,472	—
Forfeited	2,515	—

Balance at December 31, 2009	262,073	$3.47

Assumptions for Estimating Fair Value of Stock Option Grants

          Through December 31, 2007, the Company used the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. Beginning in January 2008 and going forward, the Company used the Binomial Lattice model for determining the estimated fair value for stock option awards as the Company has determined the model better reflects the characteristics of the employee share options in estimating fair value, particularly in light of the complexity of the performance awards granted in 2008 and 2009. The Binomial Lattice model requires analysis of actual exercise behavior data and a number of assumptions including expected volatility, risk-free interest rate, expected dividends, option cancellations, and forfeitures.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 11: SHARE BASED PAYMENT (Continued)

          The following table summarizes information by quarter for stock options that the Company granted during the year ended December 31, 2009:

Grant Date	Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share of Common Stock	Intrinsic Value
January 1, 2009 - March 31, 2009	886,000	$3.47	$3.47	$—
April 1, 2009 - June 30, 2009	315,495	3.47	3.47	—
July 1, 2009 - September 30, 2009	65,000	3.47	3.47	—
October 1, 2009 - December 31, 2009	62,500	3.47	3.47	—

          On each of the above dates, the Company granted employees stock options at exercise prices equal to the estimated fair value of the underlying common stock, as determined on a contemporaneous basis by the board of directors.

          The following table summarizes the assumptions used to value options granted for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Expected volatility	43.0%	44.5% – 48.8%	59.8%
Expected dividend yield	—	—	—
Expected term	6.25 years	6.0 – 9.3 years	7.7 – 9.4 years
Risk free rate	4.6% – 5.2%	2.6% – 4.0%	3.3%

          The expected term of employee stock options represents the weighted average period that the stock options are expected to remain outstanding. The Company derived the expected term assumption based on its historical experience, while giving consideration to options that have lives less than the contractual terms and vesting schedules in accordance with guidance set by the FASB. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock options. The volatility assumption is based on the historical volatilities of comparable public companies. The dividend yield assumption is based on the Company's expectation of future dividend payouts.

Stock-Based Compensation Expense

          During the years ended December 31, 2007, 2008 and 2009, the Company recorded total stock-based compensation expense of, $0.8 million, $2.5 million and $4.5 million, respectively. Included in stock-based compensation expense for the year ended December 31, 2009 is $0.2 million related to the accelerated vesting of certain stock option and restricted stock awards held by former executives and employees of the Company. The vesting of these options and restricted shares was accelerated in accordance with the terms of the related employment

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 11: SHARE BASED PAYMENT (Continued)

agreements. There were no expenses incurred during the years ended December 31, 2007 or 2008 associated with accelerated vesting.

          As of December 31, 2009, total unrecognized stock-based compensation costs related to stock options and restricted stock was $10.8 million, net of estimated forfeitures. Unvested stock-based compensation costs will be recognized as the underlying stock options or restricted stock vest over a period of up to six years.

          At December 31, 2009, the Company's outstanding options had a weighted average remaining contractual term of 8.0 years. As of December 31, 2009, unrecognized compensation cost related to stock options amounted to $10.1 million and is expected to be recognized over a weighted average period of 3.3 years. At December 31, 2009, unrecognized stock-based compensation cost related to restricted stock amounted to $0.7 million and is expected to be recognized over a weighted average period of 2.1 years. The amount of unrecognized stock-based compensation will be affected by any future stock option or restricted stock grants.

          At December 31, 2009, based on the Company's consideration of types of awards, employee class and historical experience, the Company has estimated annualized forfeiture rates of 8.0% for its options granted to executive officers, 10.0% for options granted to vice president and director level employees, and 12.5% for options granted to employees below director level. In 2007 and 2008, the Company had estimated annualized forfeiture rates of 3.0% for its options granted to executive officers, 10.0% for options granted to vice president and director level employees, and 23.6% for options granted to employees below director level. For 2009, the impact of the change in forfeiture rates decreased stock-based compensation expense and increased net income by $0.4 million. The Company records additional expense when the actual forfeiture rate is lower than estimated, and records a recovery of prior expense if the actual forfeiture rate is higher than estimated.

NOTE 12: EARNINGS PER SHARE

          Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the number of weighted average common shares issued and outstanding for the period. The Company calculates basic and diluted earnings (loss) per share using the treasury stock method, the if-converted method, and the two-class method, as applicable.

          The Company has two classes of common stock. Each share of class B common stock is convertible to one share of class A common stock upon certain events. The rights, including the liquidation and dividend rights, of the holders of class A and class B common stock are identical, except with respect to voting. As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of the class A and class B common shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings (loss) are allocated on a proportionate basis. The Company assumes the conversion of class B common stock in the computation of the diluted earnings (loss) per share of class A common stock.

          Prior to the conversion of convertible series A preferred stock to class A common stock in 2008, convertible series A preferred stockholders had rights to common stock dividends on an

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 12: EARNINGS PER SHARE (Continued)

if-converted basis. For purposes of calculating earnings per share, the preferred shares are considered participating securities. In calculating basic earnings (loss) per share in 2007 and 2008, earnings available to series A preferred shares are excluded from net income available to common stockholders.

          In 2009, certain employees were granted options with rights to dividend equivalents. The options with dividend equivalent rights are considered participating securities to the extent that the options have vested. In calculating basic earnings (loss) per share using the two-class method, earnings available to participating securities are excluded from net income available to common shareholders.

          Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period plus amounts representing the dilutive effect of stock options, warrants, restricted stock and the conversion of convertible preferred stock, as applicable. The Company calculates dilutive potential common shares using the treasury stock method, which assumes that the Company will use proceeds from the exercise of stock options and warrants to repurchase shares of common stock to hold in its treasury stock reserves.

          The computation of diluted net loss per share for the years ended December 31, 2007 and 2008 excludes the impact of options outstanding to purchase 3.0 million and 10.1 million shares of common stock, respectively, warrants outstanding to purchase 0.7 million shares of common stock in each of the years ended December 31, 2007 and 2008, and 44.8 million shares of series A convertible preferred stock in the year ended December 31, 2007 because of the Company's net loss available to common stockholders in each of the years ended December 31, 2007 and 2008.

          During the year ended December 31, 2009, the potential dilutive effect of 9.7 million stock options was excluded from the computation of diluted weighted average shares outstanding because they were antidilutive. These excluded options could potentially dilute earnings per share in the future.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 12: EARNINGS PER SHARE (Continued)

          The following is a reconciliation of the numerator (net income) and the denominator (weighted average number of common shares) used in the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except per share data)
Basic earnings (loss) per share:
Net income (loss)	$6,753	$7,973	$(9,680)	$(1,965)	$16,028	$2,146
Less: Earnings distributed to participating securities	(19,536)	(23,064)	(19,083)	(3,873)	(188)	(25)
Less: Undistributed earnings allocated to participating securities	—	—	—	—	(68)	(10)

Undistributed earnings available to common stockholders	$(12,783)	$(15,091)	$(28,763)	$(5,838)	$15,772	$2,111
Weighted-average shares outstanding used in basic calculation	5,175	6,110	39,040	7,924	75,543	10,112
Basic earnings (loss) per share	$(2.47)	$(2.47)	$(0.74)	$(0.74)	$0.21	$0.21

Diluted earnings (loss) per share:
Undistributed earnings available to common stockholders	$(12,783)	$(15,091)	$(28,763)	$(5,838)	$15,772	$2,111
Add: Earnings distributed to participating securities	—	—	—	—	213	—
Add: Undistributed earnings allocated to participating securities	—	—	—	—	78	—
Add: Reallocation of undistributed earnings as a result of conversion of class B to class A shares	—	—	—	—	2,111	—
Add: Reallocation of undistributed earnings to class B shares	—	—	—	—	—	27

Net income (loss)	(12,783)	(15,091)	(28,763)	(5,838)	18,174	2,138
Weighted-average shares outstanding used in in basic calculation:	5,175	6,110	39,040	7,924	75,543	10,112
Weighted average effect of dilutive securities:
Conversion of class B to class A common shares outstanding	—	—	—	—	10,112	—
Options	—	—	—	—	615	—
Warrants	—	—	—	—	370	—
Restricted stock	—	—	—	—	93	93

Weighted-average shares outstanding used in diluted calculation	5,175	6,110	39,040	7,924	86,733	10,205
Diluted earnings (loss) per share	$(2.47)	$(2.47)	$(0.74)	$(0.74)	$0.21	$0.21

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 13: INCOME TAXES

          The components of the provision for income taxes are as follows for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(in thousands of dollars)
Income tax provision
Current
Federal	$8,780	$4,624	$9,860
State	681	194	1,040

Total current	9,461	4,818	10,900

Deferred
Federal	(93)	2,516	1,614
State	—	(27)	(11)

Total deferred	(93)	2,489	1,603

Total provision	$9,368	$7,307	$12,503

          Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 13: INCOME TAXES (Continued)

amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
	(in thousands of dollars)
Deferred tax assets
Current deferred tax assets
Deferred revenue	$700	$727
Accrued expenses	1,853	2,100
Prepaid card supply costs	1,478	30
Net operating loss and tax credit carryforwards	2,682	15

Total current deferred tax assets	6,713	2,872

Noncurrent deferred tax assets
Accrued expenses	59	65
Net operating loss and tax credit carryforwards	523	471
Stock compensation	255	1,091

Total noncurrent deferred tax assets	837	1,627

Deferred tax liabilities
Noncurrent deferred tax liabilities
Acquired intangibles	(11,546)	(10,356)
Depreciation and amortization	(349)	(1,589)

Total noncurrent deferred tax liabilities	(11,895)	(11,945)

Net current deferred tax asset	$6,713	$2,872

Net noncurrent deferred tax liability	$(11,058)	$(10,318)

          Upon the tax-free acquisition of Skylight in 2008, the Company recorded a net deferred tax liability of approximately $5.2 million as part of purchase accounting. The net deferred tax liability included deferred tax assets of $6.4 million related primarily to depreciable assets, accrued expenses, net operating loss and tax credit carryforwards, transaction costs and deferred financing costs. The net deferred tax liability included deferred tax liabilities of approximately $11.6 million related primarily to depreciable assets and acquired intangibles.

          Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss and credit carryforwards which can be used in future years. As of December 31, 2009, the Company has approximately $8.6 million of federal net operating losses with limitations on the amount that can be recognized in any annual period. This limit will result in the expiration of approximately $8.3 million of the carryforwards prior to their utilization. As such, these amounts are not included in the table above.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 13: INCOME TAXES (Continued)

          The exercise of certain Company stock options results in compensation which is includable in the taxable income of the exercising option holder and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the exercised stock options. Any option related excess tax benefits (tax deduction greater than cumulative book deduction) are recorded as an increase to additional paid-in capital, while option related tax deficiencies (cumulative book deduction greater than tax deduction) are recorded as a decrease to additional paid-in capital to the extent of the Company's additional paid-in capital option pool, then to income tax provision. During the years ended December 31, 2007 and 2008, option-related tax deductions resulted in increases to additional paid-in capital of $2.2 million and less than $0.1 million, respectively. During the year ended December 31, 2009, the shortfall related to the Company's stock-options resulted in a decrease to additional paid-in-capital of $0.2 million.

          The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes for the years ended December 31, 2007, 2008 and 2009 primarily as a result of the following:

	2007	2008	2009
Federal statutory rate	35.0%	(35.0)%	35.0%
State taxes, net of federal benefit	2.7	3.9	3.3
Permanent items	0.1	0.7	0.2
Stock compensation	0.5	6.9	2.8
Goodwill and intangible asset impairment	—	185.6	—
Other	0.6	6.3	(0.6)

Provision for income tax	38.9%	168.4%	40.7%

          For the year ended December 31, 2009, the total amount of unrecognized tax benefits was as follows:

(in thousands of dollars)
Balance as of January 1, 2009	$1,892
Tax positions related to prior years:
Additions	85
Reductions	(1,723)
Settlements	(59)

Balance as of December 31, 2009	$195

          Included in the balance of unrecognized tax benefits at December 31, 2009 are approximately $0.1 million of tax benefits that, if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2009 are $0.1 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 13: INCOME TAXES (Continued)

          The Company's policy is to classify interest and penalties associated with these uncertain tax positions as a component of income tax expense. The Company had accrued penalties and interest of approximately $0.1 million during each of the years ended December 31, 2008 and 2009.

          The Company is subject to taxation in the U.S. and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state examinations for tax years before 2006 and 2005, respectively.

NOTE 14: COMMITMENTS AND CONTINGENCIES

Operating Leases

          The Company has commitments under operating lease agreements, principally a commitment for office space which extends through November 2011. Where a lease contains an escalation clause or a concession such as a rent holiday, rent expense is recognized using the straight-line method over the term of the lease. Equipment lease terms generally cover a one-year period and are subject to renewal. Rent expense for the years ending December 31, 2007, 2008 and 2009 was $0.6 million, $0.9 million and $1.5 million, respectively.

          At December 31, 2009, future minimum operating lease commitments under non-cancelable leases are as follows:

(in thousands of dollars)
2010	$1,518
2011	1,031
2012	39
2013	4

Total minimum payments	$2,592

Service Agreements

          The Company has agreements with various third-party vendors to provide card issuance services, card processing services, internet data center services, and other consulting services. The remaining term of the agreements range from one to six years in length and require monthly payments. At December 31, 2009, future minimum commitments under non-cancelable service agreements are as follows:

(in thousands of dollars)
2010	$7,130
2011	5,906
2012	3,643
2013	1,098
2014	958
Thereafter	1,000

Total minimum payments	$19,735

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 14: COMMITMENTS AND CONTINGENCIES (Continued)

Guarantees

          A significant portion of the Company's business is conducted through retailers that provide load and reload services to cardholders at their retail locations. Members of the Company's distribution and reload network collect cardholders' funds and remit them by electronic transfer directly to the issuing banks for deposit in the cardholder accounts. The Company does not take possession of cardholders' funds at any time during the settlement process. The Company's issuing banks typically receive cardholders' funds no earlier than three business days after they are collected by the retailer. If any retailer fails to remit cardholders' funds to the Company's issuing banks, the Company typically reimburses the issuing banks for such funds. The Company manages the settlement risk associated with this process through a formalized set of credit standards, limiting load volumes for certain retailers, requiring certain retailers to maintain deposits on account, and by typically maintaining a right of offset of cardholders' funds against commissions payable to retailers. The Company has not experienced any significant historical losses associated with settlement failures, and has not recorded a settlement guarantee liability as of December 31, 2008 or 2009. As of December 31, 2008 and 2009, the Company's estimated gross settlement exposure was $13.2 and $11.0 million, respectively.

          Cardholders can incur charges in excess of the funds available in their card accounts, and are liable for the resulting overdrawn account balance. While the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder's account, the application of card association and network organization rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees, among other things, can result in overdrawn card accounts. The Company also provides, as a courtesy and at its discretion, certain cardholders with a "cushion" which allows them to overdraw their card accounts. In addition, eligible cardholders may enroll in the issuing banks' overdraft protection programs pursuant to which the issuing banks fund transactions that exceed the available balance in the cardholders' card accounts. The Company is responsible to the issuing banks for any losses associated with these overdrawn account balances. As of December 31, 2008 and 2009, the Company's reserves intended to cover the risk that it may not recover cardholders' overdrawn account balances were $1.3 million and $1.6 million, respectively. As of December 31, 2008 and 2009, cardholders' overdrawn account balances totaled $5.0 million and $4.1 million, respectively.

Litigation

          In October, 2007, Alexsam, Inc. ("Alexsam") filed suit against the Company in the District Court of Travis County, Texas, 419th Judicial District, asserting breach of a license agreement entered into between the Company and Alexsam in 2004. The license agreement was entered into by the parties following Alexsam's assertion and subsequent dismissal without prejudice of a claim of patent infringement filed by Alexsam against the Company in 2003. Pursuant to the license agreement, NetSpend agreed to pay Alexsam certain royalty payments if NetSpend changed its business process to allow NetSpend cards to be activated or recharged in a manner allegedly covered by the patents held by Alexsam. The parties mediated the case in both 2008 and 2009, without reaching a settlement. In April 2009, NetSpend filed a motion for summary judgment, and following a hearing, the Court denied the motion without comment. The Company is evaluating the

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 14: COMMITMENTS AND CONTINGENCIES (Continued)

possible outcomes related to the litigation and has not accrued a contingent loss because a loss is not probable or reasonably estimable. The Company plans to contest vigorously Alexsam's claims.

MPower Litigation

          In 2008, the Company filed a lawsuit against MPower Ventures, LP, MPower Labs, Inc., Mango Financial, Inc., MPower Ventures Management, LLC, Rogelio Sosa, Bertrand Sosa, Richard Child, and John Mitchell, and subsequently amended the suit to add Futeh Kao and Mattrix Group, L.L.C (collectively, "defendants"). In this lawsuit, the Company alleged breach of fiduciary duties, breach of contractual and common-law duties of confidentiality, breach of contractual non-solicitation, misappropriation of the Company's trade secrets and confidential and proprietary information belonging to the Company, breach of noncompetition agreements, and engagement in a civil conspiracy. Defendant Mitchell asserted counterclaims against the Company alleging breach of contract relating to consulting services and payment of certain dividends, as well as for defamation. Mitchell sought actual and consequential damages and attorneys' fees.

          In 2009, the Company reached agreements with the defendants, settling all disputes and claims between the Company and the defendants. In connection with the settlement, the Company acquired 570,000 shares of its outstanding class A common stock held by certain of the defendants. The settlement transactions resulted in the Company's non-cash acquisition of 400,000 shares of class A common stock, which is recorded as a litigation settlement gain of $1.2 million in the Company's Consolidated Statement of Operations, and a $0.6 million cash payment to Richard Child, which included the repurchase of 170,000 shares of class A common stock for $0.2 million.

Katz Letter

          In 2008, the Company received a letter from Ronald A. Katz Technology Licensing, L.P. ("RAKTL"), which contained an offer for the Company to acquire a license under the RAKTL portfolio of patents. The Company believes in the strength of its defenses related to potential allegations of the Company's infringement of RAKTL patents. Should litigation arise in connection with the RAKTL patents, the Company intends to vigorously defend itself. Refer to Note 17 for additional discussion.

Recoveries

          In 2009, the Company, in conjunction with two of its issuing banks, identified approximately $10.6 million of excess funds related to several years of chargebacks and fee-related recoveries from card associations, much of which the Company had previously written off in its loss reserves. The Company had previously recorded receivables of approximately $1.6 million associated with these items. As a result, the Company recorded a $9.0 million settlement gain in its Consolidated Statement of Operations for the year ended December 31, 2009, the period in which the chargebacks and fee-related recoveries were settled.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 14: COMMITMENTS AND CONTINGENCIES (Continued)

Other

          In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcomes of such actions or proceedings will not have a material effect on the Company's financial position, results of operations, cash flows or liquidity.

NOTE 15: EMPLOYEE BENEFIT PLAN

          In 2002, NetSpend Corporation established a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation, not to exceed a federally specified maximum, on a pre-tax basis. The Company may contribute to the program by matching funds based on a percentage of the employee's contribution, and is also permitted to make a profit-sharing contribution as determined annually at the discretion of the board of directors. For the years ending December 31, 2007, 2008 and 2009, the 401(k) match made by the Company was approximately $0.3 million, $0.5 million and $0.7 million, respectively. No profit-sharing contributions were made during 2007, 2008 or 2009.

          In 2009, the Company established a deferred compensation plan under which certain employees have the option to defer a portion of their compensation. As of December 31, 2009, the Company's liability with regard to the deferred compensation plan was less than $0.1 million.

NOTE 16: CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          In July 2007, the Company issued and sold 50,000 shares of class A common stock at $3.24 per share to Dan Henry, who is the Company's current CEO and was at the time of such purchase a member of the Company's board of directors, in exchange for cash in an amount equal to $0.2 million.

          Prior to the acquisition of Skylight on July 15, 2008 (see Note 4), Skylight was owned by JLL Partners Fund IV, LP and JLL Partners Fund V, LP (collectively "the JLL Funds"), which also own approximately 97% of ACE Cash Express, Inc. ("ACE"), the Company's largest distributor. As a result of the Skylight transaction, the JLL Funds became the beneficial owner of more than five percent of the Company's outstanding class A common stock and class B common stock and the Company entered into an amended and restated independent agency agreement with ACE through March 2016 related to the sale of the Company's gift and GPR cards. The Company incurred expenses from transactions with ACE of $11.1 million, $17.1 million and $23.0 million for the years ended December 31, 2007, 2008 and 2009, respectively. Although revenues generated from cardholders acquired at ACE represent approximately one third of the Company's revenues, the portion of those revenues earned from transactions directly with ACE were $1.4 million, $1.6 million, and $2.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. At December 31, 2008 and 2009, $1.8 million and $2.0 million, respectively, was payable to ACE.

          Oak Investment Partners X, LP and Oak X Affiliates Fund LP (collectively "Oak") own in excess of 10% of Sutherland Global Services, Inc. ("Sutherland"), one of the Company's external customer service providers. Oak is a beneficial owner of more than five percent of the Company's

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 16: CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS (Continued)

outstanding Class A common stock. The Company incurred expenses from transactions with Sutherland of $4.5 million, $7.3 million and $5.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. At December 31, 2008 and 2009, $1.1 million and $1.2 million, respectively, was payable to Sutherland.

          During each of the years ended December 31, 2008 and 2009, the Company incurred expenses of approximately $0.2 million for charges related to the CEO's use of an airplane owned by Birardi Investments, LLC ("Birardi"). Birardi is an airplane leasing company that is partially owned by the CEO.

NOTE 17: SUBSEQUENT EVENTS

          The Company has evaluated its subsequent events through July 15, 2010.

          On January 8, 2010, the Company repaid the $9.0 million outstanding balance on its revolving credit line.

          On January 29, 2010, the Company purchased 150,000 shares of the common stock of Meta Financial Group, Inc. ("Meta") for a purchase price of $3.2 million. At the conclusion of the purchase, the Company held approximately 4.9% of the issued and outstanding common stock of Meta. Commensurate with the investment, the Company renegotiated its program management agreement, making Meta the preferred issuing bank for the majority of its card programs.

          In January 2010, the Company introduced a new card program in select retailers that provides a limited amount of overdraft protection to cardholders who opt in to the protection and meet eligibility requirements. Meta is the issuing bank related to this cardholder feature. The agreement between Meta and the Company that underlies this feature requires the Company to retain cash on hand at Meta to offset a portion of the negative balances and requires the Company to purchase a portion of the negative balances based upon the aging of those balances.

          In February 2010, the Company accelerated the vesting of certain restricted stock awards held by former executives and employees of the Company. The restricted shares were accelerated in accordance with the terms of the related employment agreements. In addition, the Company modified the terms of certain options held by a former member of the Company's board of directors.

          In March 2010, the Company entered into an agreement to repurchase 1,500,000 shares of the Company's class A common stock from certain shareholders for approximately $5.7 million.

          In 2008, the Company received a letter from Ronald A. Katz Technology Licensing, L.P. ("RAKTL"), which contained an offer for the Company to acquire a license under the RAKTL portfolio of patents. In 2010 the Company engaged in substantive discussions and negotiations with RAKTL, and the Company continued to evaluate potential defenses against any possible claims of infringement and rights to indemnification from a third party service provider that has licensed RAKTL patents. Based upon subsequent discussions and licensing negotiations with RAKTL, and management's assessment of potential defenses against any claims of infringement, the Company accrued a $4.0 million liability in the first quarter of 2010 related to this matter.

NetSpend Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2008 and 2009

NOTE 17: SUBSEQUENT EVENTS (Continued)

          In April 2010, the Board approved modifications to the performance condition of all performance-based options, except those held by the CEO. Prior to the modification, the performance condition was the Company's achievement of a pre-determined equity value hurdle in an initial public offering or change of control. In April 2010, the performance condition was modified to be the earlier of 1) the Company's achievement of a determined equity value hurdle in an initial public offering, or 2) a change in control prior to December 31, 2011, or 3) the Company's achievement of a pre-determined earnings target.

          As a result of the modification, the Company recognized additional performance-based option expense of $0.2 million during the six months ended June 30, 2010 and the future recognition period related to the unamortized performance-based option expense of $1.2 million was reduced from approximately four years to approximately two years.

          In April and May 2010, the Company granted a total of 1.5 million standard options and 0.5 million event based options. The standard options vest in four equal annual installments on each of the four anniversaries of the grant date. The event based options vest upon the earlier of 1) a change in control of the Company or 2) the second anniversary of the closing of an initial public offering. If a change in control or an initial public offering is not consummated by the Company during the legal life of the option, the portion of the event based options subject to those conditions will be cancelled.

          In June 2010, during the course of negotiations with the Company's largest distributor, ACE Cash Express, Inc., or ACE, regarding possible modifications to the Company's distribution agreement with ACE, ACE initiated arbitration alleging breach of the agreement based on certain activities of the Company's direct-to-consumer and online marketing programs and seeking, among other things, termination of the agreement. On July 14, 2010, the parties dismissed and released with prejudice all claims in the proceeding, and the parties also agreed on the terms of certain revisions of the agreement.

NetSpend Holdings, Inc.

Condensed Consolidated Balance Sheets

As of December 31, 2009 and June 30, 2010

	December 31, 2009	June 30, 2010
		(Unaudited)
	(in thousands, except share and per-share data)
Assets
Current assets
Cash and cash equivalents	$21,154	$15,384
Accounts receivable, net of allowance for doubtful accounts of $50 and $213, respectively	4,513	5,001
Prepaid card supply	1,783	1,423
Prepaid expenses	2,357	2,701
Other current assets	1,845	1,717
Income tax receivable	2,375	—
Deferred tax assets	2,872	4,579

Total current assets	36,899	30,805
Property and equipment, net	24,441	24,212
Goodwill	128,567	128,567
Intangible assets	28,981	27,404
Long-term investment	—	4,500
Other assets	3,397	3,149

Total assets	$222,285	$218,637

Liabilities & Stockholders' Equity
Current liabilities
Accounts payable (includes $609 and $580 of related party payables as of December 31, 2009 and June 30, 2010, respectively)	$3,444	$2,470
Income tax payable	—	1,169
Accrued expenses (includes $2,593 and $3,021 of accrued related party expenses as of December 31, 2009 and June 30, 2010, respectively)	21,531	24,729
Cardholders' reserve	1,620	1,862
Deferred revenue	2,158	1,576
Long-term debt, current portion	21,513	12,551

Total current liabilities	50,266	44,357
Long-term debt, net of current portion	51,979	45,694
Deferred tax liabilities	10,318	9,574
Other non-current liabilities	370	383

Total liabilities	112,933	100,008

Commitments and contingencies (Note 13)
Stockholders' equity
Class A common stock, $0.001 par value; 150,000,000 shares authorized; outstanding: (at December 31, 2009 — 77,198,193 issued less 1,870,000 held in treasury and at June 30, 2010 — 77,331,810 issued less 3,370,000 held in treasury)	77	77
Class B common stock, $0.001 par value, 15,000,000 shares authorized; outstanding: (at December 31, 2009 — 10,244,609 shares and at June 30, 2010 — 10,449,230 shares.)	10	11
Treasury stock at cost	(5,704)	(11,374)
Additional paid-in capital	119,484	122,719
Accumulated other comprehensive income	—	823
Retained earnings (accumulated deficit)	(4,515)	6,373

Total stockholders' equity	109,352	118,629

Total liabilities & stockholders' equity	$222,285	$218,637

See accompanying notes to the unaudited condensed consolidated financial statements.

NetSpend Holdings, Inc.

Condensed Consolidated Statements of Operations

For the Six Months Ended June 30, 2009 and 2010

(Unaudited)

	Six Months Ended June 30,
	2009	2010
Operating Revenues (includes $1,286 and $2,258 of related party revenues in 2009 and 2010, respectively)	$109,636	$136,967
Operating Expenses
Direct operating costs (includes $14,840 and $19,094 of related party expenses in 2009 and 2010, respectively)	51,826	63,017
Salaries, benefits and other personnel expenses	23,557	26,583
Advertising, marketing and promotion costs	6,173	7,369
Other general and administrative costs (includes $128 and $176 of related party expenses in 2009 and 2010, respectively)	11,975	9,088
Depreciation and amortization	5,144	6,075
Settlement (gains) and other losses	(10,229)	4,300

Total operating expenses	88,446	116,432

Operating income	21,190	20,535
Other Income (Expense)
Interest income	27	46
Interest expense	(2,753)	(2,057)

Total other expense	(2,726)	(2,011)

Income before income taxes	18,464	18,524
Provision for income taxes	7,386	7,460

Net income	$11,078	$11,064

Net income per share for class A and class B common stock:
Basic	$0.13	$0.13
Diluted	$0.13	$0.13

See accompanying notes to the unaudited condensed consolidated financial statements.

NetSpend Holdings, Inc.

Condensed Consolidated Statement of Changes in Stockholders' Equity

For the Six Months Ended June 30, 2010

(Unaudited)

	Class A Common Stock		Class B Common Stock
					Treasury Stock			Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
							Additional Paid-in Capital			Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands of dollars, except share data)
Balances at December 31, 2009	77,198,193	$77	10,244,609	$10	(1,870,000)	$(5,704)	$119,484	$—	$(4,515)	$109,352
Repurchase of treasury stock	—	—	—	—	(1,500,000)	(5,670)	—	—	—	(5,670)
Stock-based compensation	—	—	—	—	—	—	3,010	—	—	3,010
Excercise of options for common stock	133,617	—	—	—	—	—	181	—	—	181
Vesting of restricted stock	—	—	204,621	1	—	—	—	—	—	1
Tax benefit associated with stock options	—	—	—	—	—	—	44	—	—	44
Unrealized gain on available-for-sale investment	—	—	—	—	—	—	—	823	—	823
Dividend equivalents paid	—	—	—	—	—	—	—	—	(176)	(176)
Net income	—	—	—	—	—	—	—	—	11,064	11,064

Balances at June 30, 2010	77,331,810	$77	10,449,230	$11	(3,370,000)	$(11,374)	$122,719	$823	$6,373	$118,629

See accompanying notes to the unaudited condensed consolidated financial statements.

NetSpend Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2009 and 2010

(Unaudited)

	June 30, 2009	June 30, 2010
	(in thousands)
Cash flows from operating activities
Net income	$11,078	$11,064
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,144	6,075
Amortization of debt issuance costs	218	265
Gain on settlement	(1,192)	—
Stock-based compensation	2,337	3,010
Tax benefit associated with stock options	—	(44)
Provision for cardholder losses	2,288	3,399
Deferred income taxes	63	(2,918)
Changes in operating assets and liabilities
Accounts receivable	1,943	(488)
Income tax receivable or payable	6,470	3,588
Prepaid card supply	(13)	360
Prepaid expenses	(1,040)	(344)
Other current assets	(477)	128
Other long-term assets	(1,861)	(16)
Accounts payable and accrued expenses	(1,248)	2,224
Cardholders' reserve	(2,461)	(3,157)
Other liabilities	523	(569)

Net cash provided by operating activities	21,772	22,577

Cash flows from investing activities
Purchase of property and equipment	(7,041)	(4,269)
Long-term investment	—	(3,210)

Net cash used in investing activities	(7,041)	(7,479)

Cash flows from financing activities
Dividends paid	(5,000)	—
Dividend equivalents paid	(213)	(176)
Proceeds from the exercise of stock options	17	181
Tax benefit associated with stock options	—	44
Principal payment on debt	(3,750)	(15,247)
Treasury stock purchase	(219)	(5,670)

Net cash used in financing activities	(9,165)	(20,868)

Net change in cash and cash equivalents	5,566	(5,770)
Cash and cash equivalents at beginning of period	21,490	21,154

Cash and cash equivalents at end of period	$27,056	$15,384

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,597	$1,873
Cash paid for income taxes	1,155	7,235
Capital lease entered into for the purchase of software	3,383	—

See accompanying notes to the unaudited condensed consolidated financial statements.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 1: BASIS OF PRESENTATION

          NATURE OF OPERATIONS — NetSpend Holdings, Inc. ("NetSpend" or the "Company"), based in Austin, Texas was formed as a Delaware corporation on February 18, 2004. It was formed in connection with the recapitalization of one of the Company's current subsidiaries, NetSpend Corporation, which was founded in 1999. The Company operates in one reportable business segment to provide general purpose reloadable ("GPR") prepaid debit cards and alternative financial service solutions to underbanked consumers in the United States. The Company's products empower underbanked consumers to become "self-banked" by providing FDIC-insured depository accounts with a menu of pricing and features specifically tailored to their needs. The Company has built an extensive distribution and reload network comprised of financial service centers and other retail locations throughout the United States.

          The Company is an agent of FDIC-insured depository institutions that serve as the issuers of the Company's products. The Company has agreements with Meta Payment Systems, a division of Meta Financial Group ("Meta"), Inter National Bank ("INB"), U.S. Bank, and Sun Trust Bank (collectively, the "issuing banks") whereby the issuing banks issue MasterCard International ("MasterCard") or Visa USA, Inc. ("Visa") branded cards to customers. The Company's products may be used to purchase goods and services wherever MasterCard and Visa are accepted or to withdraw cash via automatic teller machines ("ATMs").

          BASIS OF PRESENTATION — The accompanying unaudited condensed consolidated financial statements of NetSpend Holdings, Inc. ("NetSpend" or the "Company") and its subsidiaries (collectively, the "Company") do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's significant accounting policies are disclosed in the notes to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2009. Therefore, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Audited Consolidated Financial Statements for the year ended December 31, 2009.

          In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments of a normal, recurring nature considered necessary to be fairly stated.

          USE OF ESTIMATES — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These accounting estimates reflect the best judgment of management. Actual results could significantly differ from management's estimates and judgments.

          SIGNIFICANT CONCENTRATIONS — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. A significant portion of the Company's cash is deposited in cash and money market funds at large depository institutions, many of which have received funds under the U.S.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 1: BASIS OF PRESENTATION (Continued)

government's Troubled Asset Relief Program. Deposits of cash and cash equivalents exceed federally insured limits; however, the Company has not experienced any losses on its deposits.

          Accounts receivable at December 31, 2009 and June 30, 2010 are primarily receivables due from cardholders for service fees and for interchange revenues due from card associations related to merchant point of sale transactions.

          Cardholder funds and deposits related to the Company's products are held at FDIC insured issuing banks for the benefit of the cardholders. The company uses four primary issuing banks; however, Meta is the Company's preferred issuing bank and holds a majority of cardholder funds. The failure of any of the Company's issuing banks could have a material adverse effect on the Company's business.

          The Federal Reserve Board recently amended Regulation E, limiting the ability of financial institutions to assess overdraft fees on a cardholder's account unless the cardholder opts in for these services. Overdraft revenue pursuant to programs under which the cardholder was not required to opt in represented approximately 7% of the Company's operating revenues during the six months ended June 30, 2010. While the impact of this change is difficult to assess, the Company expects its overdraft revenues pursuant to these programs to decline as a percentage of our operating revenues.

          In addition, the Company derives approximately one-third of its revenue from GPR cards sold through one of its third-party distributors, ACE Cash Express, Inc. ("ACE"). The Company's current distribution agreement with ACE is effective through March 2016.

NOTE 2: OTHER FINANCIAL DATA

          COMPENSATING BALANCES AND RESTRICTED CASH — The Company has established compensating balances at its issuing banks to offset overdrawn cardholder accounts. Some of these compensating balance accounts are included in the Consolidated Balance Sheets as cash and cash equivalents because there are no legal or contractual restrictions over deposits in these accounts. At December 31, 2009 and June 30, 2010, these compensating balances totaled $1.2 million.

          Restricted cash is cash with statutory or contractual restrictions that prevent it from being used in the Company's operations. Restricted cash is classified in other non-current assets on the Company's Condensed Consolidated Balance Sheets. As of December 31, 2009 and June 30, 2010, the Company had restricted cash of $0.4 million.

          CARDHOLDERS' RESERVE — The Company is exposed to transaction losses due to cardholder fraud and other losses resulting from cardholder activity, as well as non-performance of third parties. The Company establishes a cardholders' reserve for estimated losses arising from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use, and merchant-related chargebacks due to non-delivery of goods or services. These reserves are established based upon historical loss and recovery rates, and cardholder activity for which specific losses can be identified. The cardholders' reserve was approximately $1.6 million and $1.9 million

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 2: OTHER FINANCIAL DATA (Continued)

at December 31, 2009 and June 30, 2010, respectively. The provision for cardholder losses is included in direct operating costs in the Condensed Consolidated Statements of Operations.

          Establishing the reserve for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimate. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

          FAIR VALUE OF ASSETS AND LIABILITIES — The Company's financial instruments include cash, cash equivalents, accounts receivable, accounts payable, long-term investments and borrowings under the term loan. At December 31, 2009 and June 30, 2010, the fair values of cash, cash equivalents, accounts receivable and accounts payable approximated carrying values because of the short-term nature of these instruments. At June 30, 2010 the long-term investment was recorded at its fair value based on quoted prices in an active market.

          Borrowings under the Company's term loan are variable interest rate borrowings that bear annual interest at the greater of 6% or an adjusted market rate (see Note 10). As of December 31, 2009 and June 30, 2010, the fair value of borrowings under the term loan approximated its carrying value based on prevailing market rates for borrowings with similar ratings and maturities. As of June 30, 2010 there was no required fair value measurement for assets and liabilities measured at fair value on a non-recurring basis.

NOTE 3: INVESTMENTS

          In January 2010, the Company purchased 150,000 shares of the common stock of Meta, one of the Company's issuing banks, for the purchase price of $3.2 million. The investment in Meta is an available-for-sale security and is included in the Condensed Consolidated Balance Sheet as a long-term investment. As of June 30, 2010, the Company's long-term investment is stated at fair value using its quoted price in an active market. As of June 30, 2010, the fair value of the Company's investment in Meta was $4.5 million.

NOTE 4: RECENT ACCOUNTING PRONOUNCEMENTS

          In January 2010, the FASB issued guidance on fair value measurements and disclosures to require new disclosures related to transfers into and out of Levels 1 and 2 of the fair value hierarchy and additional disclosure requirements related to Level 3 measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The additional disclosure requirements are effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of the additional requirements is not expected to have a material impact on the consolidated financial statements.

          In February 2010, the FASB issued an amendment to the guidelines on accounting for subsequent events. The amendment clarifies that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but that SEC filers are not required

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 4: RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

to disclose the date through which subsequent events have been evaluated. The amendment was effective upon issuance and did not have an impact on the consolidated financial statements.

NOTE 5: COMPREHENSIVE INCOME

          The Company's comprehensive income is included as a component of stockholders' equity and is composed of net income and unrealized gains and losses on investments designated as available-for-sale. As of June 30, 2010, the Company had an unrealized gain of $0.8 million, net of tax, related to the difference between the fair value of the long-term investment of $4.5 million on June 30, 2010 and the $3.2 million purchase price.

          The following table presents the calculation of comprehensive income:

	Six Months Ended June 30,
	2009	2010
	(in thousands of dollars)
Net income	$11,078	$11,064
Unrealized holding gain on investment, net of tax	—	823

Comprehensive income	$11,078	$11,887

NOTE 6: EARNINGS PER SHARE

          Basic earnings per common share is calculated by dividing net income available to common stockholders by the number of weighted average common shares issued and outstanding for the period. The Company calculates basic and diluted earnings per share using the treasury stock method, the if-converted method, and the two-class method, as applicable.

          The Company has two classes of common stock. Each share of class B common stock is convertible to one share of class A common stock upon certain events. The rights, including the liquidation and dividend rights, of the holders of class A and class B common stock are identical, except with respect to voting. As a result, the undistributed earnings are allocated based on the contractual participation rights of the class A and class B common shares as if the earnings had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. The Company assumes the conversion of class B common stock in the computation of diluted earnings per share of class A common stock.

          Certain employee options and awards contain rights to dividend equivalents. The options with dividend equivalent rights are considered participating securities to the extent that the options have vested. In calculating basic earnings per share using the two-class method, the dividend equivalents paid on participating securities are excluded from net income available to common shareholders.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 6: EARNINGS PER SHARE (Continued)

          Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period plus amounts representing the dilutive effect of stock options, warrants, and restricted stock. The Company calculates dilutive potential common shares using the treasury stock method, which assumes that the Company will use proceeds from the exercise of stock options to repurchase shares of common stock to hold in its treasury stock reserves.

          In computing diluted earnings per share, certain options and restricted stock awards were excluded because the number of shares that the Company could potentially repurchase with the use of proceeds from option exercises and restricted stock vesting, when adjusted for unamortized expense and tax benefits, would be greater than the number of options exercised and awards vested. During the six months ended June 30, 2009 and 2010, respectively, the potential dilutive effect of 9.8 million and 5.7 million stock options and restricted stock awards were excluded from the computation of diluted weighted average shares outstanding. These excluded options and awards could potentially dilute earnings per share in the future.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 6: EARNINGS PER SHARE (Continued)

          The following is a reconciliation of the numerator (net income) and the denominator (weighted average number of common shares) used in the calculation of basic and diluted earnings share for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
	2009		2010
	Class A	Class B	Class A	Class B
Basic earnings per share:
Net income	$9,781	$1,297	$9,709	$1,355
Less: Earnings distributed to participating securities	(188)	(25)	(155)	(21)
Less: Undistributed earnings allocated to participating securities	(35)	(5)	(100)	(14)

Undistributed earnings available to common stockholders	9,558	1,267	9,454	1,320
Weighted-average shares outstanding used in basic calculation	75,732	10,043	74,449	10,394
Basic earnings per share	$0.13	$0.13	$0.13	$0.13

Diluted earnings per share:
Undistributed earnings available to common stockholders	9,558	1,267	9,454	1,320
Add: Earnings distributed to participating securities	213	—	176	—
Add: Undistributed earnings allocated to participating securities	40	—	114	—
Add: Reallocation of undistributed earnings as a result of conversion of class B to class A shares	1,267	—	1,320	—
Add: Reallocation of undistributed earnings to class B shares	—	27	—	8

Net income	$11,078	$1,294	$11,064	$1,328
Weighted-average shares outstanding used in basic calculation	75,732	10,043	74,449	10,394
Weighted-average effect of dilutive securities:
Conversion of class B to class A common shares outstanding	10,043	—	10,394	—
Options	638	—	788	—
Warrants	367	—	435	—
Restricted stock	105	105	37	16

Weighted-average shares outstanding used in diluted calculation	86,885	10,148	86,103	10,410
Diluted earnings per share	$0.13	$0.13	$0.13	$0.13

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 7: PROPERTY AND EQUIPMENT

          Property and equipment consist of the following at December 31, 2009 and June 30, 2010:

	December 31, 2009	June 30, 2010
	(in thousands of dollars)
Computer and office equipment	$14,033	$13,803
Computer software	16,583	23,696
Furniture and fixtures	1,317	1,329
Leasehold improvements	1,609	1,627
Construction in progress	9,387	4,865

	42,929	45,320
Less: Accumulated depreciation	(18,488)	(21,108)

	$24,441	$24,212

          Property and equipment are assessed for impairment whenever events or circumstances indicate the carrying value of an asset group may not be fully recoverable by comparing the carrying value to total future undiscounted cash flows. Impairment is recorded for long-lived assets equal to the excess of the carrying amount of the asset group over its estimated fair value. During the six months ended June 30, 2010, there were no events or circumstances indicating that the Company's long-lived assets were impaired.

          Depreciation expense for the six months ended June 30, 2009 and 2010 was approximately $3.2 million and $4.5 million, respectively.

NOTE 8: INTANGIBLE ASSETS

          Intangible assets consisted of the following at December 31, 2009 and June 30, 2010:

	December 31, 2009	June 30, 2010
	(in thousands of dollars)
Distributor and partner
relationships	$26,426	$26,426
Trademarks and tradenames	10,615	10,615
Developed technology	7,261	7,261
Other	168	168

	44,470	44,470
Less: Accumulated amortization	(15,489)	(17,066)

	$28,981	$27,404

          Amortization expense for the six months ended June 30, 2009 and 2010 was $1.9 million and $1.6 million, respectively.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 9: ACCRUED EXPENSES

          Accrued expenses at December 31, 2009 and June 30, 2010 consisted of the following:

	December 31, 2009	June 30, 2010
	(in thousands of dollars)
Commissions payable to distributors	$4,972	$4,652
Accrued wages and related personnel expenses	5,819	5,578
Other accrued liabilities	10,740	14,499

	$21,531	$24,729

NOTE 10: DEBT

          As of December 31, 2009 and June 30, 2010, the Company's outstanding principal borrowings consisted of the following:

	December 31, 2009	June 30, 2010
	(in thousands of dollars)
Term loan	$61,875	$56,250
Revolving credit facility	9,000	—
Capital lease	2,617	1,995

Total long-term debt	73,492	58,245
Less:
Current portion of term loan	11,250	11,250
Current portion of credit facility	9,000	—
Current portion of capital lease	1,263	1,301

Long-term debt, current portion	21,513	12,551

Long-term debt, net of current portion	$51,979	$45,694

          The Company's credit agreement ("Amended and Restated Credit Facility") provides financing of $105.0 million, consisting of a $30.0 million revolving credit facility ("revolving credit facility") and a $75.0 million term loan ("term loan"). During the six months ended June 30, 2010, the Company repaid $5.6 million on the outstanding term loan principal and the $9.0 million outstanding balance of the revolving credit facility. During the six months ended June 30, 2010, the weighted-average interest rate for the term loan was 6.0%. At June 30, 2010, the effective interest rate on the term loan was 6.0%.

          As of June 30, 2010, approximately $56.3 million was outstanding on the term loan and the Company had no loans outstanding under the revolving credit facility.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 10: DEBT (Continued)

          The revolving credit facility provides for and includes within its $30.0 million limit a $2.0 million swingline facility and commitments for up to $2.5 million in letters of credit. As of June 30, 2010, the Company was utilizing approximately $0.2 million of the available letters of credit.

          In addition to the revolving credit facility and term loan, the Company's debt consists of a capital lease entered into in 2009 for the purchase of software. During the six months ended June 30, 2010, the Company made payments of $0.7 million towards the capital lease, which includes interest payments at an effective interest rate of 6.0%.

          The Amended and Restated Credit Facility contains certain financial and non-financial covenants and requirements. The Company was in compliance with these covenants as of June 30, 2010.

          At December 31, 2009 and June 30, 2010, the Company's term loan and revolving credit facility represents variable-rate debt that re-prices within one year. Borrowings under the Company's term loan are variable interest rate borrowings that bear annual interest at the greater of 6% or an adjusted market rate. As of December 31, 2009 and June 30, 2010, the fair value of borrowings under the term loan approximated its carrying value based on prevailing market rates for borrowings with similar ratings and maturities.

NOTE 11: STOCKHOLDERS' EQUITY

Class A and B Common Stock

          The Company's articles of incorporation authorize the Company to issue 150,000,000 shares of $0.001 par value class A common stock and 15,000,000 of $0.001 par value class B common stock (collectively "common stock"). Each share of class B common stock is convertible, at the holder's discretion, into one share of class A common stock.

Treasury Stock

          Treasury stock is accounted for under the cost method and is included as a component of stockholders' equity. During the six months ended June 30, 2009, the Company reached agreements with defendants named in the MPower litigation, settling all disputes and claims between the Company and the defendants (see Note 13). In connection with the settlement, the Company acquired 570,000 shares of its outstanding class A common stock held by the defendants. The settlement transactions resulted in the Company's non-cash acquisition of 400,000 shares of class A common stock, which is recorded as a litigation settlement gain of $1.2 million on the Company's Condensed Consolidated Statement of Operations, and a $0.2 million cash purchase of 170,000 shares of class A common stock.

          In March 2010, the Company repurchased 1,500,000 shares of its class A common stock for $5.7 million.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 11: STOCKHOLDERS' EQUITY (Continued)

Dividend Equivalents

          Certain employee options and awards contain rights to dividend equivalents. The dividend equivalents are paid when the underlying options vest. During each of the six months ended June 30, 2009 and 2010, the Company paid $0.2 million in dividend equivalents.

Dividends

          In 2008, the Company declared a $30.0 million dividend. The Company paid $25.0 million of the $30.0 million dividend in 2008 and paid the remaining $5.0 million in March 2009. The Company did not declare or pay any dividends during the six months ended June 30, 2010.

Warrants

          In February 2009, the Company issued 20,000 warrants to purchase shares of class A common stock to one of its distributors at a weighted average exercise price of $1.50 per share. The Company did not issue any warrants during the six months ended June 30, 2010. No warrants were exercised during the six months ended June 30, 2009 or 2010. 4,086 warrants were forfeited during the six months ended June 30, 2010.

          A summary of warrant activity for the six months ended June 30, 2010 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Warrants outstanding January 1, 2010	726,683	$1.69	4.3
Granted	—	—
Exercised	—	—
Forfeited	(4,086)	$1.69

Warrants outstanding June 30, 2010	722,597	$1.69	4.3

Exercisable and outstanding June 30, 2010	722,597	$1.69	4.3

NOTE 12: SHARE BASED PAYMENT

Stock Incentive Plans

          As of June 30, 2010, the Company has one stock-based compensation plan, the 2004 Stock Option Plan (the "Plan"). The Plan provides for the grant of stock options and other stock-based awards to key employees, directors, and consultants, including executive officers. Under the Plan, the Company issues standard, event-based and performance-based options.

          Standard options issued to employees vest over a four-year period and options granted to members of the board of directors vest over a three year period. The Company expenses the

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 12: SHARE BASED PAYMENT (Continued)

grant-date fair value of standard options, net of estimated forfeitures, over the vesting period on a straight-line basis. During the six months ended June 30, 2009 and 2010, the Company granted 1.1 million and 2.0 million standard stock options to employees, respectively.

          Event-based options vest upon the earlier of 1) a change in control of the Company or 2) the second anniversary of the closing of an initial public offering. If a change in control or an initial public offering is not consummated by the Company during the legal life of the event-based option, the option will be cancelled. During the six months ended June 30, 2010, the Company granted 0.5 million event-based options to employees. The Company did not issue any event-based options during the six months ended June 30, 2009. The Company has not recorded stock compensation expense in connection with event-based options because vesting is contingent upon future events.

          Performance-based options to purchase common stock carry service, market and performance conditions different from the Company's other stock option agreements. The terms of the performance-based options specify that the options vest at the earlier of: 1) the Company's achievement of a performance condition and the option holder's continued employment with the Company over a four-year period, or 2) the option holders continued employment with the Company over a six year period. During the six months ended June 30, 2009, the Company issued a total of 0.1 million performance-based options. The Company did not issue any performance-based options during the six months ended June 30, 2010.

          The fair value of the stock options granted under the employee stock incentive plan during the six months ended June 30, 2009 and 2010 was $2.6 million and $5.4 million, respectively.

          In March 2010, the Board modified the terms of certain options held by a former member of the Company's board of directors to allow the former board member's options to continue vesting subsequent to the termination of the option holder's board membership. The modification was approved by the board of directors in exchange for consulting services. The services were deemed non-substantive and additional compensation expense of approximately $0.2 million was recognized during the six months ended June 30, 2010.

          In April 2010, the Board also modified the performance condition of all performance-based options. Prior to the modification, the performance condition for employee option holders was the Company's achievement of a pre-determined equity value hurdle in an initial public offering or change of control. In April 2010, the performance condition for all employee option holders, except the Company's CEO, was modified to be the earlier of 1) the Company's achievement of a determined equity value hurdle in an initial public offering, or 2) a change in control prior to December 31, 2011, or 3) the Company's achievement of a pre-determined earnings target. With respect to performance-based options held by the Company's CEO, the performance condition was modified to include a clause that provided for the immediate vesting of 20% of his options upon the closing of a change in control at a pre-determined equity value hurdle.

          As a result of the modification of the performance-based options, the Company recognized additional performance-based option expense of $0.2 million during the six months ended June 30,

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 12: SHARE BASED PAYMENT (Continued)

2010 and the future recognition period related to the unamortized performance-based option expense of $1.2 million was reduced from approximately four years to approximately two years.

          The following table presents a summary of stock option activity for the six months ended June 30, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding January 1, 2010	9,716,961	$3.26

Granted	2,272,700	$3.78
Exercised	(133,617)	1.36
Expired	(76,556)	1.42
Forfeited	(610,780)	3.54

Outstanding June 30, 2010	11,168,708	$3.38	7.9	$41,047,907

Vested and expected to vest at June 30, 2010	9,593,360	$3.35	7.8	$35,624,648

Exercisable at June 30, 2010	3,275,568	$2.94	6.8	$13,510,871

          The aggregate intrinsic value in the table above represents the total pre-tax value, which is calculated as the difference between the Company's stock price on June 30, 2010 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on June 30, 2010. This amount changes based on the fair value of the Company's stock. Total intrinsic value of options exercised during the six months ended June 30, 2009 and 2010 was less than $0.1 million and $0.8 million, respectively.

          Options with the following characteristics were outstanding as of June 30, 2010:

Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25 – $2.79	868,122	6.2	$1.24	808,819	$1.21
3.45	1,095,610	7.8	3.45	544,748	3.45
3.47	1,422,566	8.0	3.47	501,643	3.47
3.53	5,639,710	7.5	3.53	1,420,358	3.53
3.78	2,142,700	9.8	3.78	—	—

	11,168,708	7.9	$3.38	3,275,568	$2.94

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 12: SHARE BASED PAYMENT (Continued)

Assumptions for Estimating Fair Value of Stock Option Grants

          The Company uses the Binomial Lattice model for determining the estimated fair value for stock-based awards. The Binomial Lattice model requires analysis of actual exercise behavior data and a number of assumptions including expected volatility, risk-free interest rate, expected dividends, option cancellations, and forfeitures.

          The following table summarizes information by quarter for stock options that the Company granted during the six months ended June 30, 2010:

Grant Date	Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share of Common Stock	Intrinsic Value
January 1, 2010 - March 31, 2010	310,200	$3.78	$3.78	$—
April 1, 2010 - June 30, 2010	1,962,500	$3.78	$3.78	$—

          On each of the above dates, the Company granted employees stock options at exercise prices equal to the estimated fair value of the underlying common stock, as determined on a contemporaneous basis by the board of directors.

          The following assumptions were used to value options granted during the six months ended June 30, 2009 and 2010:

Six Months Ended June 30,
	2009	2010
Expected volatility	56.3% – 60.5%	58.1% – 58.4%
Expected dividend yield	—	—
Expected term	7.7 – 9.4 years	7.6 – 8.5 years
Risk-free rate	2.5% – 3.5%	3.6% – 3.8%

          The Company derived its volatility assumptions from the historical volatilities of comparable public companies. The dividend yield assumption is based on the Company's expectation of future dividend payouts. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding, based on the Company's historical experience and the contractual terms and vesting schedules of the underlying options. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock options.

Restricted Stock

          During the six months ended June 30, 2010, the Company issued to its employees 0.3 million restricted stock awards. Restricted stock awards vest annually over a three to five year period.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 12: SHARE BASED PAYMENT (Continued)

          Activity related to the Company's restricted stock awards during the six months ended June 30, 2010 is as follows:

	Shares of Unvested Restricted Stock Outstanding	Weighted Average Grant Date Fair Value
Balance at January 1, 2010	262,073	$3.47
Granted	267,792	3.78
Vested	(204,621)	3.47
Forfeited	(9,733)	3.78

Balance at June 30, 2010	315,511	$3.73

Stock-Based Compensation Expense

          During the six months ended June 30, 2009 and 2010, the Company recorded total stock-based compensation expense of $2.3 million and $3.0 million, respectively.

          Included in stock-based compensation expense for the six months ended June 30, 2010 is $0.5 million related to the accelerated vesting of certain restricted stock awards held by former executives and employees of the Company in accordance with their employment agreements and $0.2 million associated with the modification of the terms of certain options held by a former member of the Company's board of directors.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Operating Leases

          The Company has commitments under operating lease agreements, principally a commitment for office space which extends through November 2011. Rent expense for each of the six months ended June 30, 2009 and 2010 was approximately $0.7 million. There have been no significant changes to the Company's future lease commitments during the six months ended June 30, 2010.

Service Agreements

          The Company has agreements with various third-party vendors to provide card issuance services, card processing services, internet data center services, and other consulting services. The remaining term of the agreements range from one to six years in length and require monthly payments. In January 2010, the Company renegotiated its program management agreement with Meta. The renegotiated agreement requires the Company to make commercially reasonable efforts to make Meta the Company's preferred issuing bank by July 1, 2010. There were no other significant changes to the Company's contractual commitments during the six months ended June 30, 2010.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 13: COMMITMENTS AND CONTINGENCIES (Continued)

Guarantees

          A significant portion of the Company's business is conducted through retail distributors that provide load and reload services to cardholders at their retail locations. Members of the Company's distribution and reload network collect cardholders' funds and remit them by electronic transfer directly to the issuing banks for deposit in the cardholder accounts. The Company does not take possession of cardholders' funds at any time during the settlement process. The Company's issuing banks typically receive cardholders' funds no earlier than three business days after they are collected by the retailer. If any retailer fails to remit cardholders' funds to the Company's issuing banks, the Company typically reimburses the issuing banks for such funds. The Company manages the settlement risk associated with this process through a formalized set of credit standards, limiting load volumes for certain retailers, requiring certain retailers to maintain deposits on account, and by typically maintaining a right of offset of cardholders' funds against commissions payable to retailers. The Company has not experienced any significant historical losses associated with settlement failures, and has not recorded a settlement guarantee liability as of December 31, 2009 or June 30, 2010. As of December 31, 2009 and June 30, 2010, the Company's estimated gross settlement exposure was $11.0 million and $10.7 million, respectively.

          Cardholders can incur charges in excess of the funds available in their card accounts, and are liable for the resulting overdrawn account balance. While the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder's account, the application of card association and network organization rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees, among other things, can result in overdrawn card accounts. The Company also provides, as a courtesy and at its discretion, certain cardholders with a "cushion" which allows them to overdraw their card accounts. In addition, eligible cardholders may enroll in the issuing banks' overdraft protection programs pursuant to which the issuing banks fund transactions that exceed the available balance in the cardholders' card accounts. The Company is responsible to the issuing banks for any losses associated with these overdrawn account balances. As of December 31, 2009 and June 30, 2010, the Company's reserves intended to cover the risk that it may not recover cardholders' overdrawn account balances were $1.6 million and $1.9 million, respectively. As of December 31, 2009 and June 30, 2010, cardholders' overdrawn account balances totaled $4.1 million and $6.2 million, respectively.

Recoveries

          In 2009, the Company, in conjunction with two of its issuing banks, identified excess funds related to chargebacks and fee-related recoveries from card associations, much of which the Company had previously written off in its loss reserves. As a result, the Company recorded a $9.0 million settlement gain in its Condensed Consolidated Statement of Operations during the six months ended June 30, 2009, the period in which the chargebacks and fee-related recoveries were settled.

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 13: COMMITMENTS AND CONTINGENCIES (Continued)

Alexsam Litigation

          In October 2007, Alexsam, Inc. ("Alexsam") filed suit against the Company in the District Court of Travis County, Texas, 419th Judicial District, asserting breach of a license agreement entered into between the Company and Alexsam in 2004. The license agreement was entered into by the parties following Alexsam's assertion and subsequent dismissal without prejudice of a claim of patent infringement filed by Alexsam against the Company in 2003. Pursuant to the license agreement, NetSpend agreed to pay Alexsam certain royalty payments if NetSpend changed its business process to allow NetSpend cards to be activated or recharged in a manner allegedly covered by the patents held by Alexsam. The parties mediated the case in both 2008 and 2009, without reaching a settlement. In April 2009, NetSpend filed a motion for summary judgment, and following a hearing, the Court denied the motion without comment. The Company is evaluating the possible outcomes related to the litigation and has not recorded a contingent loss because it is currently unable to estimate its loss exposure, if any. The Company plans to vigorously contest Alexsam's claims.

ACE Arbitration

          In June 2010, during the course of negotiations with the Company's largest distributor, ACE Cash Express, Inc., or ACE, regarding possible modifications to a distribution agreement, ACE initiated arbitration alleging breach of the agreement based on certain activities of the Company's direct-to-consumer and online marketing programs and seeking, among other things, termination of the agreement. On July 14, 2010, the parties dismissed and released with prejudice all claims in the proceeding, and the parties also agreed on the terms of certain modifications to the agreement.

Katz Settlement

          In 2008, the Company received a letter from Ronald A. Katz Technology Licensing, L.P. ("RAKTL"), which contained an offer for the Company to acquire a license under the RAKTL portfolio of patents. In March 2010, the Company recorded a $4.0 million contingent loss as a result of substantive discussions and negotiations it held with RAKTL in early 2010. In July 2010, the Company and RAKTL reached an agreement. In accordance with the agreement, the Company will pay RAKTL a total of $3.5 million in exchange for the Company's release from potential infringement liability related to the Company's possible use of RAKTL patents. As part of the agreement, the Company also acquired a non-exclusive license related to certain pending RAKTL patents. The initial $4.0 million contingent loss was reversed and a $3.5 million loss was recorded in settlement gains and other losses on the Condensed Consolidated Statement of Operations for the six months ended June 30, 2010.

MPower Litigation

          In 2008, the Company filed a lawsuit against MPower Ventures, LP, MPower Labs, Inc., Mango Financial, Inc., MPower Ventures Management, LLC, Rogelio Sosa, Bertrand Sosa, Richard Child, and John Mitchell, and subsequently amended the suit to add Futeh Kao and Mattrix Group, L.L.C (collectively, "defendants"). In this lawsuit, the Company alleged breach of fiduciary duties, breach

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 13: COMMITMENTS AND CONTINGENCIES (Continued)

of contractual and common-law duties of confidentiality, breach of contractual non-solicitation, misappropriation of the Company's trade secrets and confidential and proprietary information belonging to the Company, breach of noncompetition agreements, and engagement in a civil conspiracy. Defendant Mitchell asserted counterclaims against the Company alleging breach of contract relating to consulting services and payment of certain dividends, as well as for defamation. Mitchell sought actual and consequential damages and attorneys' fees.

          In March and June 2009, the Company reached agreements with the defendants, settling all disputes and claims between the Company and the defendants. In connection with the settlement, the Company acquired 570,000 shares of its outstanding class A common stock held by certain of the defendants. The settlement transactions resulted in the Company's non-cash acquisition of 400,000 shares of class A common stock, which is recorded as a litigation settlement gain of $1.2 million in the Company's Condensed Consolidated Statement of Operations during the six months ended June 30, 2009, and a $0.6 million cash payment to Richard Child, which included the repurchase of 170,000 shares of class A common stock for $0.2 million.

Other

          During the six months ended June 30, 2010, the Company accrued a $0.8 million contingent loss related to a contractual dispute with a vendor. The $0.8 million contingent loss is included in settlement gains and other losses on the Condensed Consolidated Statement of Operations.

NOTE 14: EMPLOYEE BENEFIT PLANS

          The Company has established a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code ("401(k) Plan"). The Company's 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation, not to exceed a federally specified maximum, on a pre-tax basis. The Company may contribute to the program by matching funds based on a percentage of the employee's contribution. For each of the six months ended June 30, 2009 and 2010, the Company's match under the 401(k) Plan was approximately $0.4 million.

          In addition, the Company has a deferred compensation plan under which certain employees have the option to defer a portion of their compensation. As of December 31, 2009 and June 30, 2010, the Company's liability with regard to the deferred compensation plan was less than $0.1 million and approximately $0.3 million, respectively.

NOTE 15: RELATED PARTY TRANSACTIONS

          JLL Partners Fund IV, LP and JLL Partners Fund V, LP (collectively "the JLL Funds") own approximately 97% of ACE Cash Express, Inc. ("ACE"), one of the Company's largest distributors. The JLL Funds beneficially own more than five percent of the Company's outstanding class A common stock and class B common stock. In 2008, the Company entered into an amended and restated independent agency agreement with ACE through March of 2016 related to the sale of the Company's gift and GPR cards. The Company incurred expenses from transactions with ACE of

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 15: RELATED PARTY TRANSACTIONS (Continued)

$11.5 million and $15.6 million for the six months ended June 30, 2009 and 2010, respectively. Although revenues generated from cardholders acquired at ACE represent approximately one third of the Company's revenues, the portion of those revenues earned from transactions directly with ACE were $1.3 million and $2.3 million for the six months ended June 30, 2009 and 2010, respectively. At December 31, 2009 and June 30, 2010, $2.0 million and $2.3 million, respectively, was payable to ACE.

          Oak Investment Partners X, LP and Oak X Affiliates Fund, LP (collectively "Oak") own in excess of 10% of Sutherland Global Services, Inc. ("Sutherland"), one of the Company's external customer service providers. Oak is a beneficial owner of more than five percent of the Company's outstanding class A common stock. The Company incurred expenses from transactions with Sutherland of $3.3 million and $3.5 million during the six months ended June 30, 2009 and 2010, respectively. At December 31, 2009 and June 30, 2010, $1.2 million and $1.3 million, respectively, was payable to Sutherland.

          The Company leases service hours for an airplane from Birardi Investments, LLC, a company that is partially owned by the Company's current CEO. The airplane is leased for business use on a per-flight-hour basis with no minimum usage requirement. The Company incurred $0.1 million and $0.2 million of expenses during the six months ended June 30, 2009 and 2010, respectively, for the use of this airplane.

NOTE 16: SUBSEQUENT EVENTS

          The Company has evaluated its subsequent events through October 12, 2010.

          In July 2010, the Company issued 0.4 million options and 0.4 million restricted shares to the Company's president.

          In July 2010, the Company reached an agreement with RAKTL related to a potential patent infringement claim whereby the Company agreed to pay RAKTL a total of $3.5 million in exchange for a release from potential infringement liability claims and a non-exclusive license to certain pending RAKTL patents. The $3.5 million loss is recorded in settlement gains and other losses on the Condensed Consolidated Statement of Operations for the six months ended June 30, 2010.

          In September 2010, the Company entered into a new $135.0 million revolving credit facility with SunTrust Bank, borrowed $58.5 million under this new facility and used all of the funds to repay in full the amounts owed under the Company's old term loan facility.

          As previously disclosed, MetaBank is the Company's preferred issuing bank and holds a majority of cardholder funds. In October 2010, MetaBank publicly disclosed that the Office of Thrift Supervision ("OTS") issued a Supervisory Directive on October 6, 2010, which clarified and supplemented an initial Supervisory Directive issued to MetaBank on August 31, 2010 (collectively, the "OTS Directives"). The OTS Directives require MetaBank to discontinue offering its iAdvance product, based on a determination by OTS that MetaBank engaged in unfair or deceptive acts or practices in connection with its operation of the iAdvance program. In addition, MetaBank announced that the OTS Directives will require MetaBank to obtain prior written approval of OTS to,

NetSpend Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

For the Six Months Ended June 30, 2009 and June 30, 2010

(Unaudited)

NOTE 16: SUBSEQUENT EVENTS (Continued)

among other things, enter into any new third party relationship agreements concerning any credit or deposit product (including prepaid access), or materially amend any such existing agreements or publicly announce any new third party relationship agreements or material amendments to existing agreements. MetaBank further indicated that it cannot predict whether OTS will address other compliance and supervisory matters, or the effect on MetaBank's results of operations or financial condition of any such OTS actions, although OTS has informed MetaBank that it will address in the future OTS's expectations with respect to reimbursement of borrowers under the iAdvance program. Future actions by OTS could seek to address other concerns that MetaBank indicated were factors leading to the OTS Directives, including MetaBank's third-party relationship risk, enterprise risk management and rapid growth.

          MetaBank has informed the Company that it expects to continue to service its existing third party relationship agreements, which would include the Company's card program management agreement, consistent with their terms and the OTS Directives. If, as a result of these or further OTS actions, MetaBank is unable to continue to service the Company's existing needs or support its future growth, the Company may be forced to move its cards issued through MetaBank to one of the Company's other issuing banks or another provider of these bank services. The loss of, or change to, our relationships with MetaBank or our other issuing banks could adversely affect our business, results of operations and financial position. The Company does not expect that the discontinuation of the iAdvance product will have a material impact on its financial condition or results of operations.

Report of Independent Certified Public Accountants

Members
Skylight Financial, Inc.

          We have audited the accompanying balance sheet of Skylight Financial, Inc. (the "Company") as of July 14, 2008, and the related statements of operations, stockholders' equity, comprehensive loss and cash flows for the period from January 1, 2008 through July 14, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United Sates of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skylight Financial, Inc. as of July 14, 2008, and the results of its operations and its cash flows for the period from January 1, 2008 through July 14, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
December 3, 2008

Skylight Financial, Inc.

BALANCE SHEET

July 14, 2008

ASSETS
Current assets
Cash and cash equivalents	$11,327,707
Restricted cash	116,408
Accounts receivable, net	1,463,572
Other current assets	424,250

Total current assets	13,331,937
Property and equipment, net	1,337,783
Goodwill	79,321,073
Intangibles, net	18,670,332
Other assets	1,101,257

Total assets	$113,762,382

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$923,499
Accrued expenses	1,388,806
Allowance for overdraft losses	150,000
Current portion of long-term debt	400,000
Other current liabilities	671,000

Total current liabilities	3,533,305
Long term debt	39,300,000

Total liabilities	42,833,305
Commitments and contingencies
Stockholders' equity
Common stock, $1 par value; issued and outstanding 76,389,286 shares at July 14, 2008	71,858,534
Class A, B, C, D membership shares, 40,000,000 shares authorized; 29,990,000 issued and outstanding at July 14, 2008	276,115
Accumulated deficit	(534,572)
Accumulated other comprehensive loss	(671,000)

Total stockholders' equity	70,929,077

Total liabilities and stockholders' equity	$113,762,382

The accompanying notes are an integral part of this financial statement.

Skylight Financial, Inc.

STATEMENT OF OPERATIONS

For the period from January 1, 2008 through July 14, 2008

Revenue	$13,255,524
Cost of revenue	2,995,402

Gross profit	10,260,122
Provision for overdraft losses	857,691

Gross profit after provision for overdraft losses	9,402,431
Operating expenses
Salaries, commissions, and benefits	4,387,649
Advertising and marketing	1,135,842
General and administrative	1,682,894
Depreciation and amortization	761,611

Total operating expenses	7,967,996

Income from operations	1,434,435
Other income (expenses)
Interest income	181,594
Interest expense	(2,136,301)

Net loss before income tax expense	(520,272)
Income tax expense	4,788

Net loss	$(525,060)

The accompanying notes are an integral part of this financial statement.

Skylight Financial, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

For the period from January 1, 2008 through July 14, 2008

			Class A, B, C, D membership shares
	Common stock				Accumulated other comprehensive loss
				Accumulated deficit
	Shares	Amount	Amount			Total
Balance at January 1, 2008	76,789,286	$72,258,534	$—	$(9,512)	$(325,520)	$71,923,502
Common stock issued	100,000	100,000	—	—	—	100,000
Repurchase of common stock	(500,000)	(500,000)	—	—	—	(500,000)
Change in fair value of interest-rate swap, net of tax	—	—	—	—	(345,480)	(345,480)
Profits interests expense	—	—	276,115	—	—	276,115
Net loss	—	—	—	(525,060)	—	(525,060)

Balance at July 14, 2008	76,389,286	$71,858,534	$276,115	$(534,572)	$(671,000)	$70,929,077

The accompanying notes are an integral part of this financial statement.

Skylight Financial, Inc.

STATEMENT OF COMPREHENSIVE LOSS

For the period from January 1, 2008 through July 14, 2008

Net loss	$(525,060)
Other comprehensive loss:
Change in fair value of interest rate swap, net of tax benefit of $-0-	(345,480)

Comprehensive loss	$(870,540)

The accompanying notes are an integral part of this financial statement.

Skylight Financial, Inc.

STATEMENT OF CASH FLOWS

For the period from January 1, 2008 through July 14, 2008

Cash flows from operating activities
Net loss	$(525,060)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	761,611
Write-off of software development costs	67,970
Provision for overdraft losses	857,691
Stock-based compensation expense	276,115
Changes in assets and liabilities, net of the effects of the merger
Restricted cash	(8,871)
Accounts receivable	59,598
Other current assets	240,736
Other assets	139,257
Accounts payable	(412,714)
Accrued expenses	763,068
Allowance for overdraft losses	(830,430)

Net cash provided by operating activities	1,388,971
Cash flows from investing activities:
Purchases of property and equipment	(798,844)
Acquisition costs	(35,466)

Net cash used in investing activities	(834,310)
Cash flows from financing activities:
Issuance of common stock	100,000
Repayments of term note	(200,000)
Repurchase of common stock	(500,000)

Net cash used in financing activities	(600,000)

Net change in cash and cash equivalents	(45,339)
Cash and cash equivalents at beginning of period	11,373,046

Cash and cash equivalents at end of period	$11,327,707

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$1,856,097

Cash paid during the period for taxes	$—

The accompanying notes are an integral part of this financial statement.

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

July 14, 2008

NOTE A — BASIS OF PRESENTATION

  Description of Business

          Skylight Financial, Inc. (the "Company") was incorporated effective September 1, 1998 and conducted business as a limited liability company prior to that date. The Company is in the financial services industry and offers services primarily to individuals who historically have not developed a traditional banking relationship. Services include establishing direct deposit accounts for consumers and facilitating the use of automatic teller machines to customers with deposit accounts established through the Company. The Company has entered into operating agreements with two insured financial institutions to establish deposit accounts and to provide deposit account maintenance and processing services.

          On May 30, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Skylight Holdings I, LLC, a Delaware limited liability company formed by JLL Partners Fund IV, L.P. and JLL Partners Fund V, L.P. ("Skylight Holdings"), and Skylight Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Skylight Holdings ("Merger Sub"), pursuant to which Merger Sub was merged with and into the Company, which continued as the surviving corporation (the "Merger"). Skylight continued to operate under the name Skylight Financial, Inc., as a wholly owned subsidiary of Skylight Holdings I, LLC. The Merger was effective July 13, 2007.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less at date of purchase to be cash equivalents.

  Restricted Cash

          The Company is required to maintain certain levels of cash with a financial institution to guarantee negative balances on customer accounts.

  Accounts Receivable

          Receivables are carried at the gross amount due, with an allowance established for those accounts considered doubtful. On an ongoing basis, the collectibility of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectibility of specific accounts. Accounts are written off when it is determined the receivable will not be collected. There was an allowance for doubtful accounts of $10,000 at July 14, 2008. Bad debt expense was $7,500 for the period ended July 14, 2008.

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Property and Equipment

          Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets as follows:

Office and telephone equipment	5 years
Leasehold improvements	Lesser of 5 years or remaining lease term
Furniture and fixtures	7 years
Computer equipment and software	3-5 years

  Allowance for Overdraft Losses

          The Company maintains reserves for potential losses on overdrafts to customers. Under its operating agreements the Company is liable to pay to financial institutions the amount of any customers account balance that is in overdraft for greater than 90 continuous days. Management performs a review of the number of overdrafts in delinquency status and establishes a reserve that is sufficient to provide for losses inherent in the portfolio based on historical losses and management judgment. There was an allowance for overdraft losses of $150,000 at July 14, 2008. Provisions for overdraft losses, net of recoveries, totaled $857,691 for the period ended July 14, 2008. Management believes its estimate for the allowance for overdraft losses is sufficient to absorb its potential exposure on these customer accounts.

  Revenue Recognition

          The Company's revenue consists primarily of transaction fees, maintenance fees, and overdraft fees from accountholders. Transaction and overdraft fees are recorded as revenue at the time transactions are executed and overdrafts occur. Maintenance fees are recorded during the month in which the services are performed.

          Cost of revenue includes fees paid to financial institutions for processing deposit and overdraft transactions and direct costs associated with supporting customer transactions.

  Advertising Costs

          The Company expenses advertising costs as incurred. The Company expensed advertising costs of $1,135,842 for the period ended July 14, 2008.

  Goodwill and Intangible Assets

          Goodwill represents the excess of the cost of the acquisition of the Company over the fair value of the net assets at the date of Merger. Goodwill is subject to periodic tests of impairment of value. Included in intangible assets is the value assigned to the tradenames from the Merger transaction, which have indefinite lives and are tested for impairment annually or when events or circumstances indicate their carrying values may not be recoverable. There was no impairment loss charged to operations during the period ended July 14, 2008. Goodwill and tradenames are not

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

being amortized. Acquired corporate relationships are amortized over 10 years. Acquired technology is amortized over 7 years.

  Deferred Financing Costs

          Deferred financing costs are amortized over the term of the corresponding financing arrangement. Amortization expense related to deferred financing costs for the period ended July 14, 2008 were $139,257, and is included in interest expense on the statement of operations. As of July 14, 2008, net deferred financing costs totaled $1,048,215, and related accumulated amortization was $247,208, for the period ended July 14, 2008.

          Deferred financing costs are reflected in other assets in the accompanying balance sheet.

  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets if it is more likely than not some portion of the asset will not be realized.

  Software Development Costs

          The Company expenses costs incurred in the preliminary project stages and thereafter capitalizes costs incurred in the developing or obtaining of internal use software, including external direct costs of materials and services, as well as payroll and payroll-related costs. The Company capitalized $381,332 of software development costs for the period ended July 14, 2008. Software development costs, which are reported in property and equipment, net on the balance sheet, as of July 14, 2008, are as follows:

Cost	$379,871
Less: Accumulated depreciation	(18,590)

Net book value	$361,281

          During the period ended July 14, 2008, the Company expensed $67,970 of software development costs related to projects abandoned by the Company.

  Stock-Based Compensation

          During the period ended July 14, 2008, the Company granted Class A, Class B, Class C and Class D membership shares (collectively, the "Profits Interests"). With respect to the Profits Interests granted, the Company measures the cost of employee services received in exchange for an award

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of equity instruments based on the grant-date fair value of the award and recognizes that cost over the vesting period on a straight-line basis.

  Derivative Financial Instruments

          The Company follows Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company estimates fair value based on quotes obtained from the counterparties to the derivative contract. Derivative financial instruments are designated as a cash flow hedge; therefore, changes in fair value are recognized in other comprehensive income (loss) until the hedged item is recognized in income (loss).

NOTE C — PROPERTY AND EQUIPMENT, NET

          Property and equipment consists of the following as of July 14, 2008:

Office and telephone equipment	$199,273
Furniture and fixtures	83,541
Leasehold improvements	36,475
Computer software	888,303
Computer equipment	432,400

1,639,992
Less: Accumulated depreciation	(302,209)

$1,337,783

          Depreciation expense was $196,704 for the period ended July 14, 2008.

NOTE D — INTANGIBLE ASSETS

  Intangible Assets Subject to Amortization

          Acquired corporate relationships totaled $7,383,417, net of accumulated amortization of $816,583 at July 14, 2008. Amortization expense related to the acquired corporate relationships for the period ended July 14, 2008 was $440,749. The weighted average remaining useful lives of these assets at July 14, 2008 was 9.0 years.

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE D — INTANGIBLE ASSETS (Continued)

          Amortization expense estimated for the five succeeding years is as follows

Remainder of 2008	$379,250
2009	820,000
2010	820,000
2011	820,000
2012	820,000
2013	820,000
Thereafter	2,904,167

$7,383,417

          Acquired technology is amortized over 7 years based on its anticipated life. As of July 14, 2008, acquired technology totaled $1,386,915, net of accumulated amortization of $230,029. Amortization expense related to the acquired technology for the period ended July 14, 2008 was $124,158. The weighted average remaining useful lives of these assets at July 14, 2008 was 6.0 years.

          Amortization expense estimated for the five succeeding years is as follows:

Remainder of 2008	$106,834
2009	230,992
2010	230,992
2011	230,992
2012	230,992
2013	230,992
Thereafter	125,121

$1,386,915

  Intangible Assets Not Subject to Amortization

          Changes in the carrying value of goodwill and tradenames for the period ended July 14, 2008, are as follows:

	Goodwill	Tradenames
Balance, December 31, 2007	$79,959,741	$9,900,000
Add: Merger costs	35,466	—
Less: Realization of pre-merger deferred tax assets and liabilities	(674,134)	—

Balance as of July 14, 2008	$79,321,073	$9,900,000

          There was no impairment losses for the period ended July 14, 2008.

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE E — LONG-TERM DEBT

          On July 13, 2007, the Company entered into a 5-year $45 million credit facility with General Electric Capital Corporation. The terms of the agreement provide for a $5 million revolving credit facility, including letters of credit, and a $40 million term note. The revolving credit facility may be repaid and re-borrowed over the term of the facility without penalty. Substantially all of the assets and liabilities of the Company are secured under the credit facility. The credit facility contains various financial covenants and other restrictions, with which the Company was in compliance at July 14, 2008.

          The entire credit facility bears interest based on a credit spread over either Base Rate, as defined, or the London Interbank Offered Rate ("LIBOR") at the borrower's option. At July 14, 2008, the interest rate was 8.75%, including the applicable margin of 3.75% and the Base Rate of 5.00%. In addition to interest charges, an additional fee is paid for the unused portion of the revolving credit facility, as well as a fee for letters of credit issued under the revolving credit facility. At July 14, 2008, the unused portion of the revolving credit facility was $5 million.

          Scheduled maturities of the term loan are as follows:

Years ending December 31,
Remainder of 2008	$200,000
2009	400,000
2010	400,000
2011	400,000
2012	38,300,000

$39,700,000

Swap Agreement

          To reduce the risk of greater interest expense because of interest-rate fluctuations, the Company entered into an interest-rate swap agreement, which effectively converted a portion of the Company's floating-rate interest obligation to a fixed-rate interest obligation. The swap agreement, which was entered into with Rabo Capital Services, Inc., has a notional amount of $20 million. The swap agreement is effective from October 11, 2007, through October 11, 2011. The fixed rate effective for the term of the agreement, prior to adding the applicable margin, is 4.846%.

          The fair value of the interest-rate swap was a liability of $671,000 as of July 14, 2008, and is included in other current liabilities on the accompanying balance sheet.

Interest expense	$2,010,661
Swap expense	125,640

Total interest expense	$2,136,301

Weighted average interest rate (excluding amortization)
Excluding swap expense	9.40%
Including swap expense	9.99%

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE F — INCOME TAXES

          In accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

          The tax effect of each type of temporary difference that gives rise to a significant portion of deferred taxes at July 14, 2008, are as follows:

Assets
Net operating loss	$8,099,718
Charitable contributions	2,705
Interest rate swap	228,140
Accruals and reserves	125,462

8,456,025
Valuation allowance	(1,176,248)

7,279,777
Liabilities
Depreciation and amortization	(7,279,777)

Net deferred tax asset	$—

          Deferred taxes have not been provided on the portion of goodwill that is not amortizable for tax purposes.

          Realization of the net deferred tax asset that existed at the merger date will result in a reduction of goodwill. During the period ended July 14, 2008, adjustments of $674,134 were recorded against goodwill due to the realization of the Company's pre-merger deferred tax assets and liabilities.

          Income tax expense for the period ended July 14, 2008 consists of:

Current:
Federal	$(10,212)
State	15,000

4,788
Deferred:
Federal	—
State	—

—

$4,788

          The Company has net operating loss carryforwards for Federal income tax purposes of approximately $23,000,000 (net of unavailable loss carryforwards limited due to Section 382 Change

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE F — INCOME TAXES (Continued)

in Control Limitations) at July 14, 2008, which are available to offset future Federal taxable income, if any, through the year 2027.

NOTE G — COMMITMENTS AND CONTINGENCIES

          The Company leases office space under a long-term operating lease. The lease contains a renewal option and an escalation clause and requires payment of operating costs. Future minimum lease obligations as of July 14, 2008, are summarized as follows:

Remainder of 2008	$166,594
2009	368,650
2010	379,033
2011	76,629

$990,906

          Rental expense for the period ended July 14, 2008 was $238,315.

          The Company is party to various legal actions and claims arising in the ordinary course of its business. The Company's management believes it has adequate legal defenses for each of the actions and claims and believes that their ultimate disposition will not have a material adverse effect on the Company's financial position or results of operations.

NOTE H — STOCKHOLDERS' EQUITY

          Under Skylight Holdings' limited liability company agreement, the board of directors is authorized to issue equity interests in Skylight Holdings, designated as "shares." Skylight Holdings is authorized to issue shares, consisting of common stock, 10,000,000 Class A membership shares, 10,000,000 Class B membership shares, 10,000,000 Class C membership shares and 10,000,000 Class D membership shares. Each holder of common stock is entitled to vote on a pro rata basis as a single class.

          The membership share classes (the "Profits Interests") are nonvoting and are subject to forfeiture during the five-year period commencing on the date of grant, in the event of the termination of the holder's employment with Skylight Holdings or any subsidiaries of Skylight Holdings, according to the following schedule:

Employment Termination Date Prior To:	Percentage of Class A, B, C, D Membership Shares Forfeited:
First anniversary of the date of grant	100%
Second anniversary of the date of grant	80%
Third anniversary of the date of grant	60%
Fourth anniversary of the date of grant	40%
Fifth anniversary of the date of grant	20%

          Upon termination of employment, a holder may convert his or her vested Profits Interests into common stock pursuant to a formula set forth in Skylight Holdings' limited liability company

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE H — STOCKHOLDERS' EQUITY (Continued)

agreement. Skylight Holdings will issue new common stock upon conversion of any Profits Interest to common stock. Any Profits Interests not so converted may be repurchased by Skylight Holdings for $0.00001 per share.

          Profits Interests cannot be transferred except to certain permitted transferees or under certain limited circumstances.

Determining Fair Value

          Valuation and Amortization Method—The Company estimated the fair value of Profits Interests using the Black-Scholes model in an option pricing method. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

          Expected Term—The expected term represents the period the Company's Profits Interests are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

          Expected Volatility—The volatility factor was based on an industry standard three-year annualized equity volatility metric as of January 2008, adjusted for the capital structure of Skylight Holdings.

          Risk-Free Interest Rate—The Company based the risk-free interest rate on the implied yield currently available on U.S. Treasury securities with an equivalent term.

          Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary termination behavior.

          Discount for Lack of Marketability—The Company calculated the cost of protecting the value of the shares with a put option that would, in essence, provide portfolio insurance for the current value of the shares.

          Fair Value—The weighted average fair value of each Profits Interest is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during the period ended July 14, 2008:

Expected volatility	31.9%
Expected life (years)	6
Risk-free interest rate	3.25%
Expected forfeitures	0%
Expected dividends	None
Discount for lack of marketability	50%

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE H — STOCKHOLDERS' EQUITY (Continued)

          The following table summarizes Profits Interests activity for the period ended July 14, 2008:

	Reserved	Outstanding	Available for Grant
Shares at January 1, 2008	40,000,000	—	40,000,000
Granted	—	29,990,000	(29,990,000)
Canceled	—	—	—

Shares at July 14, 2008	40,000,000	29,990,000	10,010,000

Shares vested at July 14, 2008		3,826,000

          The total compensation expense determined under fair value-based methods for all Profits Interests awarded was $276,115 for the period ended July 14, 2008, and is recorded in salaries, commissions, and benefits in the accompanying statement of operations.

          As of July 14, 2008, there was approximately $2.4 million of total unrecognized Profits Interests compensation cost related to non-vested awards granted under the plan. That cost is expected to be recognized over a weighted average period of 4.5 years. The weighted average grant date fair value per share is $0.09.

NOTE I — EMPLOYEE BENEFIT PLANS

          The Company maintains a 401(k) savings plan (the "Plan") on behalf of its employees. Employees may contribute up to 50% of their annual compensation to the Plan, subject to statutory maximums. The Plan provides a matching of 50% of employee contributions, up to the first 6%. Matching contributions for the Plan were $45,608 for the period ended July 14, 2008. Employees 50 years and older were permitted to make an additional "catch-up" contribution of up to $5,000, and these are not subject to Company matching contributions.

NOTE J — RELATED PARTY TRANSACTIONS

          The Company is party to a management services agreement with JLL Partners ("JLL") pursuant to which JLL provides certain management, consulting, financial advisory and other services for which the Company will pay normal and customary fees. The Company also reimburses JLL for reasonable out-of-pocket expenses it pays or incurs in connection with providing such services. In addition, pursuant to the agreement, JLL will provide the Company with financial advisory and investment bank services in connection with any acquisition, restructuring or initial public offering. For the period ended July 14, 2008, the Company did not incur any expenses associated with the management agreement for services, but did reimburse JLL for $9,593, for out-of-pocket expenses.

NOTE K — SUBSEQUENT EVENT (UNAUDITED)

          On July 15, 2008, pursuant to an Agreement and Plan of merger with NetSpend Holdings, Inc., a Delaware limited liability company formed by affiliates of NetSpend Corporation,

Skylight Financial, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

July 14, 2008

NOTE K — SUBSEQUENT EVENT (UNAUDITED) (Continued)

the Company was merged into the acquiring entity and will continue to operate as a wholly owned subsidiary thereof.

          The consideration paid consisted of restricted and unrestricted shares in NetSpend Holdings. The aggregate consideration paid to Company stockholders was valued at approximately $93.7 million based on a third-party valuation of shares issued to the Company's stockholders and Profits Interest Holders.

          Concurrent with the merger with NetSpend Holdings, Inc., all long-term debt was repaid, and the interest-rate swap agreement was settled. Additionally, all outstanding Class A, B, C and D membership shares became fully vested.

18,536,043 Shares

NetSpend Holdings, Inc.

Common Stock

Goldman, Sachs & Co.
BofA Merrill Lynch

William Blair & Company

SunTrust Robinson Humphrey

Wells Fargo Securities

Duncan-Williams, Inc.

Knight/Houlihan Lokey

Through and including November 12, 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.